Form 20-F
period 2025-12-31
The9 LTD
filed 2026-04-16
CIK 1296774

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

As of December 31, 2025, there were 4,567,660,012 ordinary shares, par value US$0.01 per share, issued and outstanding, being the sum of 4,504,052,678 Class A ordinary shares (excluding 412,731,807 Class A ordinary shares we reserved for issuance upon the exercise of options under our share incentive plan, for a standby equity distribution agreement, and for our treasury ADSs) and 63,607,334 Class B ordinary shares.

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

INTRODUCTION

In this annual report, unless otherwise indicated, (1) the terms “we,” “us,” “our company,” “our” and “The9” refer to The9 Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, also referring to the consolidated variable interest entity, Shanghai The9 Information Technology Co., Ltd., or Shanghai IT, in which we do not have direct equity interests. We maintain contractual arrangements with the consolidated variable interest entity, as described under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions Arrangements with Variable Interest Entity,” and are considered the primary beneficiary of the consolidated variable interest entity, whose financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. The9 Limited is a holding company with no operations of its own. (2) the terms “shares” and “ordinary shares” refer to our ordinary shares; “Class A ordinary shares” refer to our Class A ordinary shares of par value US$0.01 per share; “Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.01 per share; and “ADSs” refers to our American depositary shares, each of which represents 300 Class A ordinary shares, (3) “China” and “PRC” refer to the People’s Republic of China, (4) all references to “RMB” and “Renminbi” are to the legal currency of mainland China and all references to “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States, and (5) all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our reporting currency is RMB. This annual report contains translations of RMB amounts into U.S. dollars solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to U.S. dollars were made at a rate of RMB6.9931 to US$1.00, which was the exchange rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Future movements in exchange rates between the U.S. dollar and the RMB may adversely affect the value of the ADSs.”

On December 15, 2004, the ADSs commenced trading on the Nasdaq Global Market under the symbol “NCTY.” In October 2018, we transferred our listing venue to the Nasdaq Capital Market. On May 6, 2019, we adjusted our authorized share capital and adopted dual-class share structure, consisting of Class A ordinary shares and Class B ordinary shares. Effective October 19, 2020, we effected a change of the ratio of the ADS to our Class A ordinary shares from one ADS representing three Class A ordinary shares to one ADS representing thirty Class A ordinary shares. Effective October 2, 2023, we effected a change of the ratio of the ADS to our Class A ordinary shares from one ADS representing thirty Class A ordinary shares to one ADS representing 300 Class A ordinary shares. Currently, each ADS represents 300 Class A ordinary shares. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the changes in ratio for all periods presented.

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

Historically, we primarily operated online game business before we turned to blockchain business and conducted our operations then in mainland China through (i) our Chinese mainland subsidiaries, and (ii) the consolidated variable interest entity with which we have maintained contractual arrangements. Prior to 2025, we derived substantially all of our revenue from jurisdictions other than mainland China. Specifically, since February 2021, we have turned our business focus to global blockchain business and are primarily engaged in the operation of cryptocurrency mining. However in 2025, our Chinese mainland-related revenue has increased to 32.8% of the total revenues collected.

In the second half of 2024, we have reentered the online gaming business in the Chinese mainland market and engaged in business cooperation with various gaming companies in mainland China. We currently conduct our operations in mainland China through (i) our Chinese mainland subsidiaries, and (ii) the consolidated variable interest entity with which we have maintained contractual arrangements.

In May 2024, we entered into an exclusive publishing license agreement with Wemade Co. Ltd. (“Wemade”), a Korean company that owns the publishing rights to MIR M game, pursuant to which our wholly owned subsidiary incorporated in Hong Kong, China Crown Technology Limited, has the right to exclusively publish and service the new MIR M game in mainland China, in both mobile and PC version. However, the original publishing license agreement we entered into in May 2024 was terminated in October 2025 due to certain unstable factors in relation with MIR M Chinese trademark. The parties have reached settlements, including the refund of the license fee and the minimum payment fee that China Crown Technology Limited had already paid to Wemade under the original publishing license agreement.

In August 2025, our wholly-owned Hong Kong subsidiary, Vast Ocean International Limited, launched the9bit, a next-generation gaming hub combining gameplay, top-ups, creator rewards, and community spaces. The proprietary the9bit gaming platform has surpassed 8 million users since its August 2025 launch.

In September 2025, our variable interest entity Shanghai The9 Information Technology Co., Ltd. entered into a definitive agreement with Shanghai ZhongShun HengXin Network Technology Co., Ltd. (“ZhongShun”) to acquire 51% equity of ZhongShun’s wholly-owned subsidiary, Shanghai ZhongXinShun Network Technology Co., Ltd. (“ZhongXinShun”), the joint venture. ZhongShun contributed the exclusive rights of its two proprietary mobile games for zero consideration: (i) Glory All Stars (荣耀全明星) – an action RPG; and (ii) Ultraman: Hero Beyond Time (奥特曼:超时空英雄) – A newly developed action RPG title based on the globally renowned Ultraman IP, designed as an upgraded version of Glory All Stars with proven game play mechanics stability and strong IP-driven appeal.

Additionally, in February 2026, our variable interest entity Shanghai The9 Information Technology Co., Ltd. (“Shanghai IT”) has entered into a definitive cooperation agreement with Chengdu Lumosi Network Technology Co., Ltd. (“Chengdu Lumosi”) to launch an AI-powered short drama and AI-assisted interactive movie game. Shanghai IT currently holds the exclusive mobile game development and publishing license for the classic TVB drama The Greed of Man (大时代). The original television series was produced and is owned by TVB. Building upon its licensed premium drama IP portfolio and recent breakthroughs in generative AI video technologies — including next-generation large-scale video generation models and AI-enabled production pipelines — Shanghai IT has initiated the development of AI-powered short drama formats and AI-assisted interactive movie game concepts inspired by The Greed of Man, within the scope of its existing authorized rights.

Throughout 2025, we terminated our cooperation agreements with the joint venture partners, Huanyu, Tongze, JiTuo (each as defined below), due to their failure to meet annual operational targets. In December 2025, we terminated cooperation agreements with Zhejiang Huanyu Network Technology Co., Ltd. (“Zhejiang Huanyu”), including Share Purchase Agreement, Framework Cooperation Agreement and the Joint Venture Agreement, due to the failure of the joint venture company to achieve annual operational targets. In November 2025, we terminated cooperation agreements with Shao Xing TongZe Network Science and Technology Co., Ltd. (“Tongze”), including the Share Purchase Agreement, Framework Cooperation Agreement, and the Joint Venture Agreement, due to the failure of the joint venture company to achieve annual operational targets. In July 2025, we terminated cooperation agreements with Shenzhen gNetop Interactive Technology Co., Ltd. (“JiTuo”), including the Share Purchase Agreement, Framework Cooperation Agreement, and the Joint Venture Agreement, due to the re-negotiation and agreement on the remaining 49% acquisition of the joint venture, Shenzhen Shuzhi Technology Co., Ltd. (“Shuzhi”).

In July 2025, immediately after the termination of joint venture agreement with JiTuo, we re-negotiated another agreement with JiTuo and acquired the remaining 49% of shares in Shenzhen Shuzhi for the total consideration price of RMB 75 million, and signed a share purchase agreement with JiTuo to reflect the acquisition. Pursuant to the agreement we will pay 1) RMB 30 million in cash, divided in two equal installments of RMB 15 million each and payable according to the terms thereof, i.e. cash consideration will be paid only when the targeted net profit before income tax is met, and 2) issue restricted Class A Ordinary shares for a total monetary value of RMB 45,000,000 in three batches, subject to the satisfaction of the operational targets. Shares issued not released are subject to cancellation and return to the Company.

In February 2020, we extended several loans to NANYANG HERBS PTE. LTD. (the “NanYang Herbs”) and subsequently, we agreed with NanYang Herbs to convert all loans to NanYang Herbs into 50% shareholdings of NanYang Herbs. We entrusted a nominee to hold trust shares of 50% in NanYang Herbs, and the nominee had to exercise rights in accordance with the instructions of us. In February 2020, Nanyang Herbs entered into a research collaboration agreement with Nanyang Technological University (“NTU”) to jointly provide technology and financial support to fund the research project to embark on evidence-based study to illustrate the medicinal values and efficacies of certain herbs. We invested an amount of RMB3.3 million (US$0.5 million) to Nanyang Herbs in 2020 and RMB3.3 million (US$0.5 million) in 2021. In 2025, our subsidiary GameNow Limited, Nanyang Herbs and Nanyang Biologics Pte. Ltd (“NYB”), an affiliate of Nanyang Herbs, entered into an agreement, pursuant to which our investments in NanYang Herbs in 2020 and 2021, and our 50% shareholding in NanYang Herbs converted into 220,500 shares (14.54%) of Nanyang Biologics Pte. Ltd.

In August 2025, we provided a convertible loan to NYB via entering into a Convertible Note Agreement with NYB with an aggregate principal amount of US$1,000,000 (the “Notes”), and the pre-money valuation of NYB of US$50,000,000 (the “First NYB CB Agreement”). The Maturity Date of the Notes is the date falling twenty-four (24) months from the closing date of each Note. Pursuant to the First NYB CB Agreement, the Notes shall be converted into a certain number of NYB shares at the agreed conversion price prior to filing of preliminary listing documents for public listing of NYB shares, which shall not be later than 31 March 2026 or such other date as NYB and we may mutually agree in writing (“the Listing Deadline”). If NYB is not listed on or before the Listing Deadline, we have the right to convert notes into equity or request repayment of the Notes together with accrued interest, at any time at our own discretion. As of the date of this annual report, this transaction has been closed, we have not exercised our right to convert.

In November 2025, we signed another Convertible Note Agreement with an aggregate principal amount of US$1,000,000 with NYB, at the pre-money valuation of NYB of US$50,000,000, with substantially similar material commercial terms and conditions as the First NYB CB Agreement (the “Second NYB CB Agreement”). As of the date of this annual report, this transaction has been closed.

For our operations in mainland China, laws and regulations of mainland China restrict and impose conditions on foreign investment in internet content, value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses. Accordingly, we had historically operated, and are currently operating our online game business in mainland China through the consolidated variable interest entity, and such structure is used to provide investors with exposure to foreign investment in PRC-based companies where laws and regulations of mainland China prohibit or restrict direct foreign investment in certain operating companies, and rely on contractual arrangements among our Chinese mainland subsidiaries, the consolidated variable interest entity and its shareholders to conduct business operations of the consolidated variable interest entity. The consolidated variable interest entity contributed an aggregate of 0.2%, 0.3% and 32.8% of the consolidated net revenues for the years ended December 31, 2023, 2024 and 2025, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to The9 Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entity in mainland China, Shanghai The9 Information Technology Co., Ltd., or Shanghai IT. Shanghai IT, established in September 2000, currently holds one Internet Content Provider License, operates our website and primarily engages in our gaming business. Investors in the ADSs are not purchasing equity interest in the consolidated variable interest entity in mainland China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands and may never directly hold equity interests in the consolidated variable interest entity in mainland China.

A series of contractual agreements, including loan agreements, exclusive purchase option agreements, exclusive technology consulting and services agreements or exclusive business cooperation agreements, intellectual property rights license agreement, equity pledge agreements, powers of attorney, business cooperation agreement and business operations agreements, have been entered into by and among our subsidiaries, the consolidated variable interest entity and their respective shareholders. Despite the lack of legal majority ownership, we are able to direct the activities of and derive economic benefits from the consolidated variable interest entity pursuant to the contractual arrangements and therefore our Cayman Island holding company is considered the primary beneficiary of the consolidated variable interest entity for accounting purposes and consolidates the variable interest entity and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the consolidated variable interest entity as a consolidated entity under U.S. GAAP and we consolidate the financial results of the consolidated variable interest entity in our consolidated financial statements in accordance with U.S. GAAP. Neither The9 Limited nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entity, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entity. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with The Variable Interest Entity,” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions Arrangements with Variable Interest Entity.”

However, the contractual arrangements may not be as effective as direct ownership and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in courts of mainland China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements for our operations and operating licenses in mainland China, which may not be as effective as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The principal shareholders of the variable interest entity have potential conflicts of interest with us, which may adversely affect our business.” There are also substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules in mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the variable interest entity and its shareholders. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the variable interest entity is found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the variable interest entity structure do not comply with laws and regulations of mainland China, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

Current laws and regulations of mainland China impose substantial restrictions on foreign ownership of entities involved in internet content provision, or ICP, in mainland China. Therefore, we conduct part of our activities through a series of agreements with Shanghai IT, the variable interest entity. Shanghai IT holds the requisite licenses and approvals for conducting ICP-related businesses in mainland China. Shanghai IT is owned by our employees Wei Ji and Qi Wang.

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

We do not believe we could have obtained these agreements, taken as a whole, from unrelated third parties. Because of the uncertainty relating to the legal and regulatory environment in China, the terms of most of the agreements were not defined unless terminated by the parties thereto. According to our PRC counsel, Grandall Law Firm, subject to the interpretation and implementation of the Circular and the Administrative Measures on Network Publication promulgated by the General Administration of Press and Publication, or the GAPP, the existing contractual arrangements are valid, binding and enforceable under the current laws and regulations of mainland China. The principal provisions of these agreements are described below.

Exclusive Technical Service Agreement. We provide Shanghai IT with technical services for the operation of computer software and related businesses, including the provision of systematic solutions for the operation of internet websites, the rental of computer and internet facilities, daily maintenance of internet servers and databases, the development and update of computer software, and all other related technical and consulting services. Shanghai IT pays service fees equivalent to 90% of profits after deduction of validated costs by the contracting parties to us. We are the exclusive provider of these services to Shanghai IT. According to the rules and regulations of mainland China, related party transactions should be negotiated at the arm’s length basis and apply reasonable transfer pricing methods. However, the determination of service fees is under the sole discretion of us. This agreement shall remain in force indefinitely unless the parties agree in writing to terminate in advance.

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

Call Option Agreement. We entered into a call option agreement with each of the shareholders of Shanghai IT, under which the parties irrevocably agreed that, at our sole discretion, we and/or any third party we designate will be entitled to acquire all or part of the equity interest in Shanghai IT, to the extent permitted by the then-effective laws and regulations of mainland China. The consideration for such acquisition will be the price equal to the lower of the amount of the registered capital of Shanghai IT and the minimum amount permissible by the then-applicable laws of mainland China. The shareholders of Shanghai IT have also agreed not to enter into any transaction, or fail to take any action, that would substantially affect the assets, liabilities, equity, operations or other legal rights of Shanghai IT without our prior written consent, including, without limitation, declaration and distribution of dividends and profits; sale, assignment, mortgage or disposition of, or encumbrances on, Shanghai IT’s equity; merger or consolidation; creation, assumption, guarantee or incurrence of any indebtedness; entering into other materials contracts. This agreement shall not expire until such time as we acquire all equity interests of Shanghai IT subject to applicable laws of mainland China.

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

Equity Pledge Agreements. To secure the full performance by Shanghai IT or its shareholders of their respective obligations under the Shareholder Voting Proxy Agreement, the Call Option Agreement and the Loan Agreement, the shareholders of Shanghai IT have pledged all of their equity interests in Shanghai IT in favor of us under two equity pledge agreements. In addition, the dividend distributions to the shareholders of Shanghai IT, if any, will be deposited in an escrow account over which we have exclusive control. The pledge shall remain effective until all obligations under such agreements have been fully performed. The shareholders have the obligation to maintain ownership and conduct business operations with the pledged equity. Under no circumstances, without our prior written consent, may any shareholder transfer or otherwise encumber any equity interests in Shanghai IT. If any event of default as provided for therein occurs, Shanghai Hui Ling, as the pledgee, will be entitled to dispose of the pledged equity interests through transfer or assignment and use the proceeds to repay the loans or make other payments due under the above loan agreement up to the loan amounts. Each of the shareholders of Shanghai IT has registered the pledge of its equity interests with the local administration for market regulation pursuant to the Property Rights Law of mainland China. In the event of a breach of any term in the above agreements by either Shanghai IT or its shareholders, we will be entitled to enforce our pledge rights over such pledged equity interests to compensate for any and all losses suffered from such breach.

Our corporate structure is subject to risks arising from the contractual arrangements with the consolidated variable interest entity. If the PRC government determines that the contractual arrangements constituting part of the variable interest entity structure do not comply with laws and regulations of mainland China, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the variable interest entity structure, which would likely result in a material adverse change in our operations, and the ADSs or Class A ordinary shares may decline significantly in value or become worthless. Our holding company, our Chinese mainland subsidiaries and the consolidated variable interest entity, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entity and, consequently, significantly affect the financial performance of the consolidated variable interest entity and our company as a whole. For a detailed description of the risks arising from our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various risks and uncertainties related to doing business in China. For the business operations that are conducted in mainland China, we are subject to complex and evolving laws and regulations of mainland China. For example, we face risks arising from regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. These risks could result in a material adverse change in our operations and the value of the ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of the ADSs.”

Risks and uncertainties arising from the PRC legal system, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations of mainland China, could result in a material adverse change in our operations and the value of the ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” and “—We may be adversely affected by the complexity, uncertainties and changes in regulation in mainland China of blockchain, and internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and through the variable interest entity in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. As of the date of this annual report, for our operations in mainland China, our Chinese mainland subsidiaries, the variable interest entity and its subsidiaries have obtained the necessary licenses and permits from the PRC government authorities. In addition to the Business License issued by the department of the State Administration for Market Regulation for each of our Chinese mainland subsidiaries and the consolidated variable interest entity, mainland China subsidiaries and the variable interest entity are required to obtain, and have obtained the Internet Content Provider License, which covers all our business operations in mainland China. Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice by government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in regulation in mainland China of blockchain, and internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.” If (i) we do not receive or maintain any permissions or approvals, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we cannot assure you that we will be able to obtain such permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

Furthermore, as advised by Grandall Law Firm, our PRC legal counsel, under current laws, based solely on the facts as currently represented by us, regulations and regulatory rules in mainland China currently in effect, as of the date of this annual report, we, our Chinese mainland subsidiaries and the consolidated variable interest entity (i) are not required to fulfill filing procedures and obtain approval from the China Securities Regulatory Commission, or the CSRC, immediately as an offshore listing company, but need to file accordingly if we conduct further offshore offerings, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain or have we been denied such permissions by the CSRC or the CAC, and (iv) have not been required to apply for, nor have we been denied, any permission or approval from any other PRC government authority. However, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers in recent years. According to the Notice on the Management Arrangement of Domestic Enterprises’ Overseas Issuance and Listing Filing, existing enterprises are not required to fulfill filing procedures and obtain CSRC approval immediately, but should file as required when it comes to matters such as further offshore offerings. Existing enterprises refer to those whose applications for indirect overseas issuance and listing have been approved by overseas regulatory agencies or overseas stock exchanges before March 31, 2023. Our PRC legal counsel is of the opinion that we meet the definition of a domestic enterprise with indirect overseas listing. Therefore, we believe that as an existing enterprise, we are not required to fulfill filing procedures immediately, but shall file for CSRC approval accordingly if we plan to conduct further offshore offering in the future. If we fail to obtain the approval or complete other filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or prohibition of the payments or remittance of dividends by our Chinese mainland subsidiaries, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “—Risks Related to Our Company and Our Industry—Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board (United States), or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report notifying the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. Our independent registered public accounting firm, RBSM LLP (‘RBSM”), whose audit report for the fiscal years 2023, 2024 and 2025 is included in this annual report on Form 20-F, is headquartered in New York, New York, and has been inspected by the PCAOB on a regular basis. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the trading prohibition under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB may be unable to inspect or investigate completely our auditor in relation to their audit work performed for our financial statements. If the PCAOB is unable to conduct such inspection, our investors would be deprived of the benefits of such inspection” and “—The ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash and Asset Flows through Our Organization

The9 Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries incorporated under the laws of various jurisdictions where we have business presence. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries, which is subject to restrictions imposed by the applicable laws and regulations in these jurisdictions. In certain jurisdictions, there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries in these jurisdictions to distribute dividends to us. However, the regulations may be changed and the ability of these subsidiaries to distribute dividends to us may be restricted in the future. As for our operation in mainland China, under the laws and regulations of mainland China, if our existing Chinese mainland subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned Chinese mainland subsidiaries are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the laws and regulations of mainland China, each of our subsidiaries and the variable interest entity in mainland China is required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. Furthermore, there is no assurance the PRC government will not intervene in or impose restrictions on the ability of us, our subsidiaries, and the consolidated variable interest entity to transfer cash. To the extent cash in the business is in mainland China or an entity in mainland China, the funds may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the variable interest entity by the PRC government to transfer cash. We do not, however, expect cash transfer from our Chinese mainland subsidiaries and the variable interest entity and its subsidiaries to us, or the other way around.

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

In 2023, 2024 and 2025, our Cayman Islands holding company transferred cash in the total amount of RMB56.4 million, RMB33.4 million and nil to our subsidiaries, respectively, and transferred cash, through our offshore intermediate holding entities, in the total amount of nil, nil and nil to the variable interest entity and its subsidiaries, respectively, and received cash in the total amount of RMB49.7 million, RMB28.4 million and nil from our subsidiaries, respectively.

In 2023, 2024 and 2025, the consolidated variable interest entity and its subsidiaries transferred cash in the total amount of RMB0.5 million, RMB4.4 million and RMB24.4 million (US$3.5 million) to our subsidiaries, respectively, and received cash in the total amount of RMB10.0 million, RMB45.5 million and RMB60.7 million (US$8.7 million) from our subsidiaries, respectively. The variable interest entity and its subsidiaries have received nil, nil and nil of service income from our subsidiaries in 2023, 2024 and 2025, respectively.

In 2023, 2024 and 2025, apart from the aforementioned amount and transactions between our subsidiaries in the ordinary course of business, no cash were transferred between us, our subsidiaries, the variable interest entity or its subsidiaries.

In 2023, 2024 and 2025, no assets other than cash were transferred between our Cayman Islands holding company and a subsidiary, a variable interest entity or its subsidiary, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors.

Pursuant to the Exclusive Technical Service Agreement between our wholly owned mainland China subsidiaries and the variable interest entity, the amount of service fee shall be calculated in such manner as determined by both the variable interest entity and our wholly owned mainland China subsidiaries from time to time based on the nature of service and paid monthly. Considering the future operating and cashflow needs of the variable interest entity, for the years ended December 31, 2023, 2024 and 2025, our wholly owned mainland China subsidiaries agreed not to charge any service fees from the variable interest entity. As a result, no payments were made by the variable interest entity under this agreement.

For details of the financial position, cash flows, and results of operations of the consolidated variable interest entity, see “—Financial Information Related to the Consolidated Variable Interest Entity” and pages F-32 of this annual report on Form 20-F.

As a Cayman Islands holding company, we may receive dividends from our Chinese mainland subsidiaries. Under the PRC Enterprise Income Tax Law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our Chinese mainland subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for a reduced rate of withholding tax. The Cayman Islands, where The9 Limited, the direct parent company of our Chinese mainland subsidiaries, is incorporated, does not have such a tax treaty with mainland China. Hong Kong has a tax arrangement with mainland China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the enterprise in mainland China distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. If our Chinese mainland subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements in relation to the variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or the variable interest entity owes additional taxes, which could negatively affect our financial condition and the value of your investment.” If our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its global income at a rate of 25%.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay dividends in the future.

Tax calculation (1)
Hypothetical pre-tax earnings (2)	100%
Tax on earnings at statutory rate of 25% (3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10% (4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)

For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in mainland China.

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

(3)

Certain of our subsidiaries and the variable interest entity qualifies for a 15% preferential income tax rate in mainland China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)

The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of mainland China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with mainland China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

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

Under laws and regulations of mainland China, our PRC subsidiaries and the variable interest entity are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current regulations of mainland China permit our Chinese mainland subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our Chinese mainland subsidiaries and the variable interest entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in mainland China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends. In the event that any of our Chinese mainland subsidiaries incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

In addition, our Chinese mainland subsidiaries, the variable interest entity and its subsidiaries generate revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our Chinese mainland subsidiaries to pay dividends to us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our Chinese mainland subsidiaries to fund any cash and financing requirements we may have. Although currently substantially all of our revenue is generated from our subsidiaries outside of mainland China, any limitation on the ability of our Chinese mainland subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulation in mainland China of loans to and direct investment in entities in mainland China by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our Chinese mainland subsidiaries and the variable interest entity, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

Selected Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2025
			Primary
			Beneficiaries of
			Consolidated	Consolidated
		Other Company	Variable	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Interest Entity	Eliminations	Total

	RMB (in thousands)
Net revenues	—	72,467	—	35,431	—	107,898
Cost of Revenues	—	(80,278)	—	(25,811)	—	(106,089)
Gross profit (loss)	—	(7,811)	—	9,620	—	1,809
Operating (expenses) income:	(153,646)	(93,189)	(2,505)	(33,583)	—	(282,923)
Loss from operations	(153,646)	(101,000)	(2,505)	(23,963)	—	(281,114)
Income (loss) from continuing operations before income tax expense and share of loss in equity method investments	(235,436)	(120,382)	(2,480)	(49,937)	—	(408,235)
Gain (loss) from discontinued operations, net	—	—	—	—	—	—
Net income (loss)	(402,446)	46,628	(2,480)	(50,618)	—	(408,916)
Net income (loss) attributable to The9 Limited ordinary shareholders	(402,446)	46,628	(2,480)	(44,148)	—	(402,446)
Total comprehensive income (loss)	(402,446)	40,124	(2,480)	(44,148)	—	(408,950)

	For the Year Ended December 31, 2024
			Primary
			Beneficiaries of
			Consolidated	Consolidated
		Other Company	Variable	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Interest Entity	Eliminations	Total

	RMB (in thousands)
Net revenues	—	111,396	—	318	—	111,714
Cost of Revenues	—	(112,848)	—	(470)	—	(113,318)
Gross profit (loss)	—	(1,452)	—	(152)	—	(1,604)
Operating (expenses) income:	(97,153)	64,248	(4,715)	(19,540)	—	(57,160)
(Loss) Income from operations	(97,153)	62,796	(4,715)	(19,692)	—	(58,764)
Income (loss) from continuing operations before income tax expense and share of loss in equity method investments	(60,046)	26,201	(4,657)	(34,018)	—	(72,520)
Gain (loss) from discontinued operations, net	—	—	—	—	—	—
Net income (loss)	(73,424)	39,028	(4,657)	(34,589)	—	(73,642)
Net income (loss) attributable to The9 Limited ordinary shareholders	(73,424)	39,028	(4,657)	(34,371)	—	(73,424)
Total comprehensive income (loss)	(73,424)	38,662	(4,657)	(34,371)	—	(73,790)

	For the Year Ended December 31, 2023
			Primary
			Beneficiaries of
			Consolidated	Consolidated
		Other Company	Variable	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Interest Entity	Eliminations	Total

	RMB (in thousands)
Net revenues	—	173,617	—	428	—	174,045
Cost of Revenues	—	(211,153)	(1,808)	(218)	—	(213,179)
Gross profit (loss)	—	(37,536)	(1,808)	210	—	(39,134)
Operating (expenses) income:	(117,011)	(130,417)	(7,811)	(23,380)	—	(278,619)
Loss from operations	(117,011)	(167,953)	(9,619)	(23,170)	—	(317,753)
Income (loss) from continuing operations before income tax expense and share of loss in equity method investments	(96,446)	(192,262)	(9,590)	154,021	—	(144,277)
Gain (loss) from discontinued operations, net	158,809	(1,956)	—	—	—	156,853
Net income (loss)	20,003	(151,858)	(9,590)	154,021	—	12,576
Net income (loss) attributable to The9 Limited ordinary shareholders	20,003	(145,093)	(9,590)	154,683	—	20,003
Total comprehensive income (loss)	20,003	(151,735)	(9,590)	154,683	—	13,361

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2025
			Primary
			Beneficiaries of
			Consolidated	Consolidated
		Other Company	Variable	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Interest Entity	Eliminations	Total

	RMB (in thousands)
Cash and cash equivalents	485	50,133	110	7,761	—	58,489
Due from group companies	486,796	5,466,863	24,999	447,496	(6,426,154)	—
Current assets	491,210	5,752,874	48,274	476,235	(6,426,154)	342,439
Non-current assets	139,432	109,025	83	2,769	—	251,309
Total assets	630,642	5,861,899	48,357	479,004	(6,426,154)	593,748
Due to group companies	285,978	4,642,395	51,418	1,446,363	(6,426,154)	—
Current liabilities	367,063	4,804,095	51,565	1,546,828	(6,426,154)	343,397
Non-current liabilities	—	7,735	—	80	—	7,815
Total liabilities	367,063	4,811,830	51,565	1,546,908	(6,426,154)	351,212
Ordinary shares contingently redeemable	72,699	—	—	—	—	72,699
Total equity (deficit)	190,880	1,050,069	(3,208)	(1,067,904)	—	169,837
Total liabilities and equity (deficit)	630,642	5,861,899	48,357	479,004	(6,426,154)	593,748

	As of December 31, 2024
			Primary
			Beneficiaries of
		Other	Consolidated	Consolidated
		Company	Variable	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Interest Entity	Eliminations	Total

	RMB (in thousands)
Cash and cash equivalents	474	7,056	368	3,013	—	10,911
Due from group companies	536,347	4,945,609	24,999	446,094	(5,953,049)	—
Current assets	538,099	5,155,834	48,532	454,272	(5,953,049)	243,688
Non-current assets	254,556	112,444	105	25,851	—	392,956
Total assets	792,655	5,268,278	48,637	480,123	(5,953,049)	636,644
Due to group companies	301,066	4,199,607	50,465	1,401,911	(5,953,049)	—
Current liabilities	349,445	4,262,012	50,784	1,496,415	(5,953,049)	205,607
Non-current liabilities	1,923	1,604	—	—	—	3,527
Total liabilities	351,368	4,263,616	50,784	1,496,415	(5,953,049)	209,134
Ordinary shares contingently redeemable	102,638	—	—	—	—	102,638
Total equity (deficit)	338,649	1,004,662	(2,147)	(1,016,292)	—	324,872
Total liabilities and equity (deficit)	792,655	5,268,278	48,637	480,123	(5,953,049)	636,644

Selected Condensed Consolidating Cash Flows Information

	As of December 31, 2025
			Primary
			Beneficiaries of
		Other	Consolidated	Consolidated
		Company	Variable	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Interest Entity	Eliminations	Total

	RMB (in thousands)
Net cash provided by (used in) operating activities	11	(37,880)	(1,677)	7,790	—	(31,756)
Investment in group companies	—	(1,420)	—	—	1,420	—
Net cash provided by (used in) investing activities	—	3,437	—	(3,742)	1,420	1,115
Investment from group companies	—	—	1,420	—	(1,420)	—
Net cash provided by (used in) financing activities	—	77,814	1,420	654	(1,420)	78,468

	As of December 31, 2024
			Primary
			Beneficiaries of
		Other	Consolidated	Consolidated
		Company	Variable	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Interest Entity	Eliminations	Total

	RMB (in thousands)
Net cash provided by (used in) operating activities	4,936	(66,783)	(5,045)	22,695	—	(44,197)
Investment in group companies	—	(4,578)	—	—	4,578	—
Net cash provided by (used in) investing activities	—	(40,252)	—	(21,344)	4,578	(57,018)
Investment from group companies	—	—	4,578	—	(4,578)	—
Net cash provided by (used in) financing activities	(16,602)	85,075	4,578	1,295	(4,578)	69,768

	As of December 31, 2023
			Primary
			Beneficiaries of
		Other	Consolidated	Consolidated
		Company	Variable	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Interest Entity	Eliminations	Total

	RMB (in thousands)
Net cash provided by (used in) operating activities	(54,377)	26,020	(9,878)	(8,085)	—	(46,320)
Investment in group companies	—	(6,765)	—	—	6,765	—
Net cash provided by (used in) investing activities	—	(3,787)	—	1,492	6,765	4,470
Investment from group companies	—	—	6,765	—	(6,765)	—
Net cash provided by (used in) financing activities	47,609	(14,054)	6,765	(1,090)	(6,765)	32,465

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Summary of Risk Factors

Investing in the ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in this section titled “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Company and Our Industry

Risks and uncertainties related to our business include, but are not limited to, the following:

●	We may incur losses, negative cash flows from operating activities and negative working capital position in the future;
●	We have been transitioning our business focus and our results of operations may be materially and adversely affected;
●	New lines of business or new products and services may subject us to additional risks;
●	We may not be able to obtain additional financing to support our business and operations, and our equity or debt financings may have an adverse effect on our business operations and share price;

●	Our gaming business is intensely competitive. We face the risks of changing consumer preferences and uncertainty about market acceptance of our new products and the IPs. If we do not deliver new products to the market, or if consumers prefer our competitors’ products or services over those we provide, our operating results will suffer;
●	The further development and acceptance of digital asset networks and other digital assets, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of digital asset systems may adversely affect an investment in us;
●	Because our miners are designed specifically to mine Bitcoin, our future success will depend in large part upon the value of Bitcoin, and any sustained decline in its value could adversely affect our business and results of operations;
●	Regulatory changes or actions may restrict the use of Bitcoin or the operation of the Bitcoin network in a manner that adversely affects an investment in us;
●	Our 9bit platform is exposed to impersonation risks, fraudulent accounts and token listings claiming affiliation with the platform;
●	Our international business efforts could adversely affect us;
●	Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

Risks Related to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

●	We are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entity and we conduct our operations in mainland China primarily through the consolidated variable interest entity with which we have maintained contractual arrangements. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the consolidated variable interest entity in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government determines that the contractual arrangements constituting part of the variable interest entity structure do not comply with laws and regulations of mainland China, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the variable interest entity structure, which would likely result in a material adverse change in our operations, and the ADSs or Class A ordinary shares may decline significantly in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the variable interest entity structure do not comply with laws and regulations of mainland China, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” for details; and
●	The principal shareholders of the variable interest entity have potential conflicts of interest with us, which may adversely affect our business.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business;
●	The PCAOB may be unable to inspect or investigate completely our auditor in relation to their audit work performed for our financial statements. If the PCAOB is unable to conduct such inspection, our investors would be deprived of the benefits of such inspection;

●	The ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;
●	Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results;
●	We may be adversely affected by the complexity, uncertainties and changes in regulation in mainland China of blockchain, and internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations;
●	PRC government has significant authority in regulating our operations and may influence our operations. It may exert more oversight and control over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of the ADSs;
●	There is no assurance the PRC government will not intervene in or impose restrictions on the ability of us, our subsidiaries, and the consolidated variable interest entity to transfer cash. To the extent cash in the business is in mainland China or an entity in mainland China, the funds may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the variable interest entity by the PRC government to transfer cash. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange in mainland China limit our ability to utilize our revenues effectively, make dividend payments and meet our foreign currency denominated obligations” for details; and
●	Uncertainties with respect to the PRC legal system could adversely affect us. Certain laws and regulations of mainland China can evolve quickly, which bring risks and uncertainties to their interpretation and enforcement. Administrative and court proceedings in mainland China may be protracted. Some government policies and internal rules may not be published on a timely manner. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

General Risks Related to Our Shares, ADSs and Warrants

In addition to the risks described above, we are subject to general risks relating to our Class A ordinary shares, ADSs and warrants, including, but not limited to, the following:

●	The ADSs may be delisted from the Nasdaq Capital Market as a result of our failure of meeting the Nasdaq Capital Market continued listing requirements;
●	The market price for the ADSs may be volatile;
●	The warrants are speculative in nature; and
●	If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

Risks Related to Our Company and Our Industry

We may incur losses, negative cash flows from operating activities and negative working capital position in the future.

We recorded net income of RMB12.6 million for the year ended December 31, 2023, primarily due to a one-time non-cash gain on debt relief from the refund plan arising out of non-renewal of the license on World of Warcraft, or WoW, and a rebound in Bitcoin prices. We recorded net loss of and RMB73.6 million for the year ended December 31, 2024, primarily due to the decrease in revenue. We recorded net loss of RMB408.9 million (US$58.5 million) for the year ended December 31, 2025, primarily due to the increase of expense on share-based compensation and impairment on investments. Our product development, sales and marketing and general and administrative expenses may increase in the future as we continue to explore various opportunities of new product and services development and business expansion in order to grow our revenues. Our ability to achieve profitability depends on our ability to improve operational efficiency, control costs and provide new products and services to meet market demand and attract new customers. Due to the numerous risks and uncertainties arising from our business, we may not be able to achieve profitability in the short-term or long-term.

We generated negative operating cash flows of RMB46.3 million, RMB44.2 million and RMB31.8 million (US$4.5 million) for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2024 and 2025, we had cash and cash equivalents of RMB10.9 million and RMB58.5 million (US$8.4 million), respectively. As of December 31, 2023, we had a positive working capital of RMB60.0 million. As of December 31, 2024, we had a positive working capital of RMB38.1 million. As of December 31, 2025, we had a negative working capital of RMB1.0 million (US$0.1 million). Our positive working capital position as of December 31, 2023 was primarily due to operating activities of cryptocurrency mining. Our positive working capital position as of December 31, 2024 was primarily due to operating activities of cryptocurrency mining. Our negative working capital position as of December 31, 2025 was primarily due to the increased loans in 2025. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.” We cannot assure you that our liquidity position will continue to improve in the future. We may incur losses, negative cash flows from operating activities and negative working capital position in the future, which may materially and adversely affect our business, prospects, liquidity, financial condition and results of operations.

We had an accumulated deficit of approximately RMB4,832.7 million (US$691.1 million) as of December 31, 2025. We generated negative cash flow from operating activities. If we are unable to achieve profitability, we will need to raise capital to cover our capital needs. There can be no assurance that we can obtain additional financing. Our ability to obtain additional financing is subject to a number of factors, which may be beyond our control. See “—We may not be able to obtain additional financing to support our business and operations, and our equity or debt financings may have an adverse effect on our business operations and share price.”

We have been transitioning our business focus and our results of operations may be materially and adversely affected.

Historically and prior to 2021, we primarily operated and developed proprietary and licensed online games. We previously made significant investment in developing our own proprietary games as well as offering games licensed from game licensors. In early 2021, we decided to launch a cryptocurrency mining business and started to devote resources and establish collaborative relationships with industry participants to develop our cryptocurrency mining business. We began cryptocurrency mining activities in February 2021 and the operation of an NFT platform, NFTSTAR, in late 2021. In January 2023, we ceased operations of the NFT business and its related blockchain-based online game, MetaGoal. The decision to cease operations of the NFT business was primarily a result of unfavorable financial performance. We sold NFTSTAR Singapore pte. Ltd. and its subsidiaries to an unrelated third party in 2023 and we no longer operate an NFT business. We do not believe that our past investment into and devotion to the cryptocurrency mining business will continuously contribute to our financial performance in the future. Therefore, since the end of 2024 and throughout 2025, we continued to refocus our strategy on the online game business and blend web2 and web3 business through our 9bit platform development. During this transition process, our results of operations and financial condition may not improve in a timely manner, or at all. Given the substantial uncertainties regarding the prospects of the online gaming business, there can be no assurance that we will not change our business focus again in the future.

In 2024, we have pivoted to the online gaming business again. In May 2024, we entered into an exclusive publishing license agreement with Wemade Co. Ltd. (Wemade), a Korean company that owns the publishing rights to MIR M game, pursuant to which our wholly owned subsidiary incorporated in Hong Kong, China Crown Technology Limited, has the right to exclusively publish and service the new MIR M game in mainland China, in both mobile and PC version. However, the original publishing license agreement we entered into in May 2024 was terminated in October 2025 due to certain unstable factors in relation with MIR M Chinese trademark. The parties have reached settlements including the refund of license fee and the minimum payment fee that China Crown Technology Limited had already paid to Wemade under the original publishing license agreement. In August 2025, our wholly-owned Hong Kong subsidiary, Vast Ocean International Limited, operates the9bit, a next-generation gaming hub combining gameplay, top-ups, creator rewards, and community spaces. The proprietary the9bit gaming platform has surpassed 8 million users since its August 2025 launch.

In September 2025, our variable interest entity Shanghai The9 Information Technology Co., Ltd. entered into a definitive agreement with Shanghai ZhongShun HengXin Network Technology Co., Ltd. (“ZhongShun”) to acquire 51% equity of ZhongShun’s wholly-owned subsidiary, Shanghai ZhongXinShun Network Technology Co., Ltd. (“ZhongXinShun”), the joint venture. ZhongShun contributed the exclusive rights of its two proprietary mobile games for zero consideration: (i) Glory All Stars (荣耀全明星) and (ii) Ultraman: Hero Beyond Time (奥特曼:超时空英雄). Additionally, in February 2026, our variable interest entity Shanghai The9 Information Technology Co., Ltd. (“Shanghai IT”) has entered into a definitive cooperation agreement with Chengdu Lumosi Network Technology Co., Ltd. (“Chengdu Lumosi”) to launch an AI-powered short drama and AI-assisted interactive movie game. Shanghai IT currently holds the exclusive mobile game development and publishing license for the classic TVB drama The Greed of Man (大时代).

Throughout 2025, we terminated our cooperation agreements with the joint venture partners, Huanyu, Tongze, JiTuo (each as defined below), due to their failure to meet annual operational targets. In December 2025, we terminated cooperation agreements with Zhejiang Huanyu Network Technology Co., Ltd. (“Zhejiang Huanyu”), including Share Purchase Agreement, Framework Cooperation Agreement and the Joint Venture Agreement, due to the failure of the joint venture company to achieve annual operational targets. In November 2025, we terminated cooperation agreements with Shao Xing TongZe Network Science and Technology Co., Ltd. (“Tongze”), including the Share Purchase Agreement, Framework Cooperation Agreement, and the Joint Venture Agreement, due to the failure of the joint venture company to achieve annual operational targets. In July 2025, we terminated cooperation agreements with Shenzhen gNetop Interactive Technology Co., Ltd. (“JiTuo”), including the Share Purchase Agreement, Framework Cooperation Agreement, and the Joint Venture Agreement, due to the re-negotiation and agreement on the remaining 49% acquisition of the joint venture, Shenzhen Shuzhi Technology Co., Ltd. (“Shuzhi”). Upon termination, 9,946,200 Class A shares were released from the lock-up and retained by JiTuo’s designated holder, Bough Tech Inc.

In July 2025, immediately after the termination of joint venture agreement with JiTuo, we re-negotiated another agreement with JiTuo and acquired the remaining 49% of shares in Shenzhen Shuzhi for the total consideration price of RMB 75 million, and signed a share purchase agreement with JiTuo to reflect the acquisition. Pursuant to the agreement we will 1) pay RMB 30 million in cash, divided in two equal installments of RMB 15 million each and payable according to the terms thereof, i.e. cash consideration will be paid only when the targeted net profit before income tax is met, and 2) issue restricted Class A Ordinary shares for a total monetary value of RMB 45,000,000 in three batches subject to the satisfaction of the operational targets. Shares issued not released are subject to cancellation and return to the Company.

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

From time to time, we may implement new lines of business or offer new products and services within our existing lines of business. For example, we downsized our cryptocurrency mining business, having begun cryptocurrency mining activities in February 2021. In 2024, we made four investments into the companies engaged in the AI industry and have been re-entering the online gaming business. In 2025, we continuously expanded our online gaming business. We may enter into new lines of business in the future. See “—We have been transitioning our business focus and our results of operations may be materially and adversely affected.”

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

We may continue to experience a material decrease in our cash and cash equivalents balance. We will require additional cash resources to fund our working capital and expenditure needs, such as product development expenses, payment of license fees and royalties, sales and marketing activities, and investment or acquisition transactions.

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

Our gaming business is intensely competitive. We face the risks of changing consumer preferences and uncertainty about market acceptance of our new products and the IPs. If we do not deliver new products to the market, or if consumers prefer our competitors’ products or services over those we provide, our operating results will suffer.

Since 2024, we have pivoted to the online gaming business again. Our strategy is based on creating and operating joint ventures with various Chinese companies that have significant amounts of existing player/user bases and have AI-powered marketing capabilities to attract more users to play our licensed and proprietary games in mainland China. In 2024, we have entered into four joint venture agreements with Zhejiang Huanyu, Tongze, JiTuo, and Qing Cheng, under which we agreed to mutually operate various online game-related businesses with each respective joint venture partner. Each joint venture had its own operational and profit targets up to three years. However, we did not close the transaction of the joint venture agreement with Qing Cheng, and we have terminated the joint venture agreements with Zhejiang Huanyu, Tongze, JiTuo due to the failure to achieve operational targets.

In September 2025, our variable interest entity Shanghai The9 Information Technology Co., Ltd. entered into a definitive agreement with Shanghai ZhongShun HengXin Network Technology Co., Ltd. (“ZhongShun”) to acquire 51% equity of ZhongShun’s wholly-owned subsidiary, Shanghai ZhongXinShun Network Technology Co., Ltd. (“ZhongXinShun”), the joint venture. ZhongShun contributed the exclusive rights of its two proprietary mobile games for zero consideration: (i) Glory All Stars (荣耀全明星) – an action RPG; and (ii) Ultraman: Hero Beyond Time (奥特曼:超时空英雄) – A newly developed action RPG title based on the globally renowned Ultraman IP, designed as an upgraded version of Glory All Stars with proven game play mechanics stability and strong IP-driven appeal.

In July 2025, immediately after the termination of joint venture agreement with JiTuo, we re-negotiated another agreement with JiTuo and acquired the remaining 49% of shares in Shenzhen Shuzhi for the total consideration price of RMB 75 million, and signed a share purchase agreement with JiTuo to reflect the acquisition. Pursuant to the agreement we will 1) pay RMB 30 million in cash, divided in two equal installments of RMB 15 million each and payable according to the terms thereof, i.e. cash consideration will be paid only when the targeted net profit before income tax is met, and 2) issue restricted Class A Ordinary shares for a total monetary value of RMB 45,000,000 in three batches subject to the satisfaction of the operational targets. Shares issued not released are subject to cancellation and return to the Company.

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

We are subject to price volatility and uncertainty due to economic downturns and geopolitical conflicts. Such economic downturns and geopolitical conflicts may be a result of invasion, or possible invasion by one nation of another, leading to increased inflation and supply chain volatility. The Russia-Ukraine conflict, the Hamas-Israel conflict, the conflict in the Persian Gulf and surrounding areas as far west as Israel and Lebanon, and the restrictions at various times on shipping through the straits of Hormuz and the Red Sea have heightened geopolitical tensions across the world. The impact of the regional conflicts has contributed to increases in food and energy prices and thus to inflation more generally, with the potential for even more serious consequences if oil and gas facilities are destroyed or shipping is affected for an extended period of time. Announced trade tariffs on various countries by the Trump administration may further exacerbate inflation pressures in the U.S. and the globe. Such crises will likely continue to have an effect on our ability to do business in a cost-effective manner.

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

Digital assets such as Bitcoin, that may be used, among other things, to buy and sell goods and services are a new and rapidly evolving industry of which the digital asset networks are prominent, but not unique, parts. The growth of the digital asset industry in general, and the digital asset networks of Bitcoin in particular, are subject to a high degree of uncertainty. The factors affecting the further development of the digital asset industry, as well as the digital asset networks, include:

●	continued worldwide growth in the adoption and use of Bitcoin and other digital assets;
●	government and quasi-government regulation of Bitcoin and other digital assets and their use, or restrictions on or regulation of access to and operation of the digital asset network or similar digital assets systems
●	the maintenance and development of the open-source software protocol of the Bitcoin network;
●	future quantum computers, if successfully developed, pose a significant risk to Bitcoin by potentially breaking its elliptic curve cryptography, threatening coins that have exposed public keys; changes in consumer demographics and public tastes and preferences;
●	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;
●	general economic conditions and the regulatory environment relating to digital assets;
●	the impact of regulators focusing on digital assets and digital securities and the costs associated with such regulatory oversight; and
●	a decline in the popularity or acceptance of the digital asset networks of Bitcoin, or similar digital asset systems, could adversely affect an investment in us.

In addition, we have entered into Bitcoin-collateralized loan arrangements, under which we have pledged Bitcoin as collateral to secure financing. Because digital asset prices, including Bitcoin, are highly volatile, a significant decline in the market price of Bitcoin could trigger margin calls or similar collateral maintenance requirements under these loan arrangements. In the event of a margin call, we may be required to pledge additional Bitcoin or other assets as collateral, repay a portion of the outstanding loan balance, or take other remedial action within a limited timeframe. If we are unable to satisfy such margin calls or collateral requirements in a timely manner, the lender may liquidate some or all of the Bitcoin we have pledged as collateral, potentially at depressed prices, resulting in a permanent loss of those assets. Any forced liquidation of our Bitcoin holdings could materially reduce the value of our digital asset portfolio, adversely affect our financial condition and results of operations, and limit our ability to participate in any subsequent recovery in Bitcoin prices. The risk of margin calls and forced liquidation is heightened during periods of extreme market volatility, broader economic stress, or adverse developments in the digital asset industry, and there can be no assurance that we will have sufficient liquidity or unencumbered assets available to meet such obligations when they arise.

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

We intend to conduct our operations so that we are not required to register as an “investment company” pursuant to the 1940 Act. We are primarily engaged, through the Variable Interest Entity, in the operation of cryptocurrency mining and the online gaming business in mainland China market. Investment companies and their directors and management are subject to extensive regulation under the 1940 Act; this regulation is intended for the benefit and protection of investors. We are not subject to, and do not otherwise voluntarily comply with, these laws and regulations. This means, among other things, that the execution of or changes to our cryptocurrency strategy, the manner in which our cryptocurrency is custodied, our ability to engage in transactions with affiliated parties and our operating activities generally are not subject to the extensive legal and regulatory requirements and prohibitions that apply to investment companies. Section 3(a) (1) (C) of the 1940 Act defines “investment company” to mean any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis. Section 3(a) (2) of the 1940 Act defines “investment securities” to include all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries which (i) are not investment companies and (ii) are not relying on the exception from the definition of investment company in section 3(c) (1) or 3(c) (7) of the 1940 Act. If holdings of certain cryptocurrencies are determined to constitute investment securities, as defined under the 1940 Act, the volatility in digital asset markets may make it difficult to maintain a portfolio consisting of no more than 40% of digital assets that are investment securities or could result in sales of digital assets to avoid exceeding this threshold, including at times that may not be opportune. While senior SEC officials have stated their view that bitcoin is not a “security” for purposes of the federal securities laws, a contrary determination by the SEC could have a material adverse effect on our ability to execute on our cryptocurrency strategy and may require us to substantially change the manner in which we conduct our business. In addition, if bitcoin is determined to constitute a security for purposes of the federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of bitcoin and in turn adversely affect our business and the value of the ADSs.

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

Our operating results will depend in large part upon the value of Bitcoin because it is the primary cryptocurrency we currently mine. Specifically, our revenues from our Bitcoin mining operations are based upon two factors: (1) the number of Bitcoin rewards we successfully mine and (2) the value of Bitcoin. In addition, our operating results are directly impacted by changes in the value of Bitcoin, because under the value measurement model, we measure at fair value on the date earned. Fair value of the cryptocurrency award earned and received is determined using the quoted price of the related cryptocurrency at the time the amount of reward in cryptocurrency we earned, which is determined by our mining pool operator based on our computing power contributed to the mining pool on a daily basis. Under the guidance of the Financial Accounting Standards Board, we may be required to change its policies, which could have an effect on our consolidated financial position and results from operations. This means that our operating results will be subject to daily increases or decreases in the value of Bitcoin. Furthermore, our business strategy focuses almost entirely on producing Bitcoin (as opposed to other cryptocurrencies), and our current application- specific integrated circuit miners principally utilize the “SHA-256 algorithm,” which is designed primarily for mining Bitcoin. We, therefore, cannot use these miners to mine other cryptocurrencies, such as ether, that are not mined utilizing this algorithm. If other cryptocurrencies overtake Bitcoin in terms of acceptance, the value of Bitcoin could decline. Further, if Bitcoin were to switch its proof of work algorithm from SHA-256 to another algorithm for which our miners would not be suited or if the value of Bitcoin were to decline for other reasons, particularly if such decline were significant or over an extended period of time, we would likely incur very significant costs in retooling or replacing our existing miners with miners better suited for the new protocols and our operating results could be adversely affected. This could result in a material adverse effect on our ability to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations, and thus harm investors.

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

Our 9bit platform is exposed to impersonation risks, fraudulent accounts and token listings claiming affiliation with the platform.

Our GameFi platform, the9bit, has been and may continue to be the target of impersonation, fraud, and unauthorized use of the the9bit brand. We have identified instances in which third parties have created fraudulent accounts and token listings on cryptocurrency platforms that falsely claim affiliation with or endorsement by the9bit. These unauthorized activities may include the creation of fake social media profiles, fraudulent token offerings, deceptive wallet addresses, and misleading communications designed to exploit users who associate such activities with the9bit brand. As of the date of this annual report, the9bit has not launched or endorsed any tokens on any cryptocurrency exchange, and any listings, messages, or wallets purporting to represent the9bit that are not verified through our official channels are unauthorized and fraudulent.

Although we have taken steps to address these risks, including contacting the legal and support teams of affected cryptocurrency platforms to report impersonation, seeking the removal of fraudulent listings, and monitoring ongoing suspicious activity, there can be no assurance that these efforts will be successful or that similar incidents will not recur. The decentralized and often anonymous nature of cryptocurrency platforms and blockchain-based ecosystems makes it difficult to identify and hold accountable the individuals or entities responsible for impersonation and fraud, and the legal and regulatory frameworks governing such conduct remain uncertain and vary across jurisdictions

If third parties successfully impersonate the9bit or create fraudulent accounts or token listings associated with our platform, users and investors may suffer financial losses, which could result in reputational harm to the9bit and The9, a loss of user trust and engagement, a decline in the growth of our registered user base, and potential legal or regulatory proceedings against us, even if we are not responsible for the fraudulent conduct. Any such proceedings could be costly, divert our management’s attention from our business operations, and may result in material adverse impact on us. There can be no assurance that we will be able to detect, prevent, or respond to all instances of impersonation or fraud in a timely manner, and the occurrence of any such incidents could have a material adverse effect on our business, financial condition, results of operations, and prospects.

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

Currently, digital assets are not regulated or are lightly regulated in most countries, including the United States. In September 2021, PRC authorities issued the new regulations which made it clear that virtual currencies do not have the same legal status as legal currency, and virtual currency-related activities are illegal financial activities, strictly prohibiting new virtual currency mining projects, and accelerating the orderly withdrawal of the stock of projects. Provision of services by overseas virtual currency exchanges to mainland China residents via the internet is also considered to be an illegal financial activity. Subject to the new regulations, it is forbidden to invest in incremental projects and to develop virtual currency mining projects in any name. The virtual currency mining activities have been treated as the eliminated industry, and listed as the eliminated industries into Catalogue for Guiding Industry Restructuring (2024 version). In February 2026, Chinese authorities, led by the People’s Bank of China (PBOC), issued new regulations further clarifying the legal boundaries of digital asset activities. The regulations reaffirm that virtual currencies do not possess the same legal status as fiat currency and reiterate that related activities constitute illegal financial conduct. Significantly, the new rules introduced a regulatory framework for the tokenization of Real World Assets (RWA), imposing strict prohibitions on domestic issuance while permitting overseas offerings only upon obtaining requisite approvals. The regulations also explicitly prohibit the issuance of RMB-pegged stable coins outside of mainland China without prior authorization. Concurrently, the PBOC has advanced the development of the digital yuan (e-CNY) framework, allowing interest-bearing functionalities for real-name wallets, thereby integrating it more deeply into the formal financial system. This evolving regulatory landscape continues to classify most private-sector virtual currency activities as unlawful within China. One or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use digital assets or to exchange digital assets for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in our securities. Such restrictions may adversely affect an investment in us.

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

We hold mined Bitcoin as current assets. We may occasionally sell portion of mined Bitcoin to cover our operational costs. We may sell Bitcoin through various exchanges, including Binance. We received all previously pledged Bitcoins from Binance in 2024. We hold 9bit tokens in the hot wallet.

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

The SEC has previously taken the view that Filecoin meets the definition of a security under the U.S. federal securities laws. We generated Filecoin mining income through provision of computing storage space to the main networks. Unlike our Bitcoin mining business, we relied on a Filecoin mining company to manage Filecoin mining instead of managing it by ourselves. We did not control the timing and quantity of Filecoin to be received and earned. Accordingly, we only recorded Filecoin mining income when we actually receive the Filecoin in our cryptocurrency wallet. As of December 31, 2023, 2024 and 2025, we had recognized RMB1.5 million, RMB2.0 million and RMB0.3 million (US$0.04 million) as non-operating income. We do not generate any Filecoin revenue anymore since 2025, we have generated minimal income from our mining of Filecoin. For example, if we were deemed an ‘investment company’ under the Investment Company Act of 1940, as amended, we would be required to meet burdensome compliance requirements and register as an investment company. Investment company registration is time consuming and would require a restructuring of our business. Moreover, the operation of an investment company is very costly and restrictive, as investment companies are subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and the Investment Company Act filing requirements. The cost of such compliance would result in us incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact on its operations.

Our equity investments or establishment of joint ventures and any material disputes with our investment or joint venture partners may have an adverse effect on our financial results, business prospects and our ability to manage our business.

From time to time, subject to the availability of the necessary financial resources, we make equity investments into selected targets, such as online game developers, operators or application platforms, or establish joint ventures with business partners, to seek business growth opportunities. For example, in 2025, as we have pivoted to the online gaming business again, our variable interest entity Shanghai The9 Information Technology Co., Ltd. entered into a definitive agreement with ZhongShun to acquire 51% equity of ZhongShun’s wholly-owned subsidiary, ZhongXinShun, the joint venture. ZhongShun contributed the exclusive rights of its two proprietary mobile games, Glory All Stars and Ultraman: Hero Beyond Time into ZhongXinShun. The financial results of such joint venture shall be consolidated in our financial statement. However, we cannot assure you that we will successfully implement this strategy and that our joint venture partner will perform its obligations under the agreements. We also cannot assure that the joint venture partner will perform their obligations under the joint venture agreements and/or that operations of the games and other game businesses will lead to the achievement of the profit targets.

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

We rely on third parties for certain services and licenses for our business, including game platforms and distributors for the distribution of our games, and other services and licenses for our operations. For example, we rely on third-party licenses for some of the software underlying our technology platform, and on China Telecom’s internet data centers for hosting our servers. See “Item 4. Information on the Company—B. Business Overview.”

Any interruption or any other negative development in our ability to rely on these services and licenses, such as material deterioration of quality of the third-party services or the loss of intellectual property relating to licenses held by our licensors, could have a material and adverse impact on our business operations. In particular, our game licensors may be subject to intellectual property rights claims with respect to the games or software licensed to us. If such licensors cannot prevail on the legal proceedings brought against them, we could lose the right to use the licensed games or software. For example, in May 2024, we entered into an exclusive publishing license agreement with Wemade, a Korean company that owns the publishing rights to the MIR M game, pursuant to which our wholly owned subsidiary incorporated in Hong Kong, China Crown Technology Limited, obtained the right to exclusively publish and service the MIR M game in mainland China, in both mobile and PC versions. However, the original publishing license agreement was terminated in October 2025 due to certain unstable factors relating to the MIR M Chinese trademark. While the parties reached settlements, including the refund of the license fee and the minimum payment fee that China Crown Technology Limited had already paid to Wemade under the original publishing license agreement, the termination resulted in the loss of a game from our portfolio and the expenditure of management time and resources in negotiating and unwinding the arrangement. There can be no assurance that similar disruptions involving intellectual property rights or other issues will not arise with respect to our other licensing arrangements in the future.

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

On February 22, 2023, the CAC issued the Measures on the Standard Contract for Outbound Transfer of Personal Information, or the Measures, which took effect on June 1, 2023, and the Standard Contract for Outbound Transfer of Personal Information. The Measures consist of 13 articles, clarifying the scope of application, applicable conditions, requirements for supporting personal information protection impact assessments, record-keeping requirements, and other related matters for the Standard Contract for Outbound Transfer of Personal Information. If a personal information processor provides personal information to overseas parties by entering into standard contracts, it shall meet the following conditions at the same time: (1) it shall not be an operator of critical information infrastructure; (2) the number of individuals whose personal information is processed shall be less than 1 million; (3) the cumulative number of individuals whose personal information has been provided to overseas parties shall be less than 100,000 since January 1 of the previous year; and (4) the cumulative number of individuals whose sensitive personal information has been provided to overseas parties shall be less than 10,000 since January 1 of the previous year. In October 2025, Chinese authorities issued the Measures for the Certification of Cross-Border Personal Information Transfer, effective January 1, 2026. According to the Measures for the Certification of Cross-Border Personal Information Transfer, a personal information handler shall apply for certification if, since January 1 of the current year, it has cumulatively transferred abroad the personal information of 100,000 or more but less than 1 million individuals, or the sensitive personal information of less than 10,000 individuals, provided that it is not a critical information infrastructure operator and the information transferred does not include “important data” as defined under Chinese law. Certification is valid for three years. This regulation further clarifies China’s evolving data compliance framework applicable to cross-border business operations. As of the date of this annual report, we had not provided personal information to overseas organizations, and there is no situation of providing personal information to overseas data processors. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable laws of mainland China on personal information export would have a material adverse impact on our business.

On September 24, 2024, the State Council promulgated the Regulation on Network Data Security Management, which took effect on January 1, 2025. This regulation applies to network data handling activities and the supervision and administration of security thereof carried out within the territory of the PRC. This Regulation also applies to the activities outside the territory of the PRC to handle the personal information of natural persons within the territory of the PRC, which conform to the following circumstances prescribed in the second paragraph of Article 3 of the Law of the PRC on the Protection of Personal Information, including: (i) where the purpose is to provide domestic natural persons with products or services; (ii) where the activities of domestic natural persons are analyzed and evaluated; and (iii) other circumstances as prescribed by laws and administrative regulations. Besides, where network data processors carry out network data processing activities that affect or may affect national security, they shall carry out a national security review in accordance with relevant national regulations. This regulation also stipulates network data processors may transmit personal information abroad if it meets any of the certain conditions, such as having passed the security assessment for data cross-border transmission organized by the state cyberspace administration, or having been certified by a specialized agency in respect of the protection of personal information in accordance with the provisions of the state cyberspace administration, or meeting the provisions on standard contract for cross-border transmission of personal information as developed by the state cyberspace administration. Therefore, we may be subject to review when conducting data processing activities and data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing.

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

Our mining machines are located in Kyrgyzstan. We did not obtain insurance on our mining machines. We currently rely on the data center operator to insure their data centers, including, among other things, our mining machines. Operators of data centers are holders of their own insurance policies. Data center operators do not provide commercial insurance specifically for our miners located at their facilities. Rather, they have insurance covering data center facilities and assets which belong to the data center operators. We are not privy to the specific terms of the insurance contracts of the data center operators. However, data center operators are contractually responsible for the safety of our miners. We cannot guarantee that the data center operators have fulfilled their obligations to comply with the insurance coverage requirements.

As of the date of this annual report, we do not have insurance coverage for our crypto assets or miners.

Some of our subsidiaries, the variable interest entity and its subsidiaries, and joint ventures in mainland China engaged in certain business activities beyond the authorized scope of their respective licenses, and if they are subject to administrative penalties or fines, our operating results may be adversely affected.

Some of our subsidiaries, the variable interest entity and its subsidiaries, and joint ventures in mainland China engaged in business activities that were not within the authorized scope of their respective licenses in the past. The PRC authorities may impose administrative fines or other penalties for the non-compliance with the authorized scope of the business licenses, which may in turn adversely affect our operating results.

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

Material weaknesses and significant deficiencies in our internal control over financial reporting has been identified, and if we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results, meet our reporting obligations or prevent fraud, which could have a material adverse effect on our business, results of operations and the trading price of the ADSs.

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

In preparing our consolidated financial statements for the fiscal year ended December 31, 2025, we and our independent registered public accounting firms identified material weaknesses in our internal control over financial reporting, in accordance with the standards established by the PCAOB. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. For the year ended December 31, 2025, the material weaknesses identified were that (a) we failed to maintain and implement controls over our period-end closing and financial reporting process in a timely manner, and (b) we lacked accounting personnel with knowledge of U.S. generally accepted accounting principles and SEC financial reporting requirements, which resulted in a number of adjustments detected and or proposed by our auditor. We also noted the following deficiency that we believe to be significant deficiency. As defined in standards established by the PCAOB, a “significant deficiency” is deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. For the year ended December 31, 2025, the significant deficiency identified was that certain of the intercompany balances among the respective entities are not consistently reconciled and intercompany adjustments are made as topside entries. These entries are carried over from prior years without identifying the originating and receiving entities, and the explanations for these adjustments are not adequately documented. To remedy our identified material weakness and significant deficiency, we will prepare the period-end closing and financial reporting process earlier to ensure we have sufficient time on these. We will also strengthen our accounting personnel’s knowledge by training or additional hiring. We will improve on the reconciliation of intercompany balances by minimizing unnecessary intercompany transactions.

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

In documenting our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain effective internal controls over financial reporting, as these standards are modified, supplemented or amended from time to time, our management and, if applicable, our independent registered public accounting firm may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the Nasdaq, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Risks Related to Our Corporate Structure

If the PRC government determines that the contractual arrangements constituting part of the variable interest entity structure do not comply with laws and regulations of mainland China, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain of our businesses including value-added telecommunication services is subject to restrictions under current laws and regulations of mainland China. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multi-party communications, data collection and transmission services and call centers) and the main foreign investor in the foreign-invested telecommunication enterprise must have experience in providing value-added telecommunications services overseas and maintain a good track record.

We are a Cayman Islands company and our Chinese mainland subsidiaries are considered foreign-invested enterprises. To comply with laws and regulations of mainland China, we conduct our operations in mainland China through a series of contractual arrangements entered into the variable interest entity in mainland China and its Chinese mainland subsidiaries, including Shanghai IT.

In the opinion of our PRC legal counsel, (i) the ownership structures of the variable interest entity in mainland China and the Chinese mainland subsidiaries that have entered into contractual arrangements with the variable interest entity, including Shanghai IT, comply with all existing laws and regulations of mainland China; and (ii) the contractual arrangements between the Chinese mainland subsidiaries, including Shanghai IT, the variable interest entity and its respective shareholders governed by laws of mainland China are valid, binding and enforceable, and will not result in any violation of laws or regulations of mainland China currently in effect.

However, we are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entity and we conduct our operations in mainland China primarily through the consolidated variable interest entity with which we have maintained contractual arrangements. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the consolidated variable interest entity in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government determines that the contractual arrangements constituting part of the variable interest entity structure do not comply with laws and regulations of mainland China, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and the securities we are registering may significantly decline in value or become worthless, if the determinations, changes, or interpretations result in our inability to conduct business operations of the consolidated variable interest entity. Our holding company in the Cayman Islands, the consolidated variable interest entity, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entity and, consequently, significantly affect the financial performance of the consolidated variable interest entity and our company as a group.

Our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules in mainland China; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any other new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the variable interest entity are found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses of such entities;
●	discontinuing or restricting the conduct of any transactions between certain of our Chinese mainland subsidiaries and the variable interest entity;
●	imposing fines, confiscating the income from the variable interest entity, or imposing other requirements with which we or the variable interest entity may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the variable interest entity and deregistering the equity pledges of the variable interest entity, which in turn would affect our ability to consolidate, derive economic interests from, or conduct business operations through contractual arrangements with the consolidated variable interest entity; or

●	restricting or prohibiting our use of the proceeds of any of our financing outside of mainland China to finance our business and operations in mainland China.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the variable interest entity in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of laws and regulations of mainland China. If the imposition of any of these government actions causes us to lose our right to direct the activities of the variable interest entity or our right to receive substantially all the economic benefits and residual returns from the variable interest entity and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the variable interest entity in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

Although we believe we, our Chinese mainland subsidiaries and the variable interest entity comply with current laws and regulations of mainland China, we cannot assure you that the PRC government would agree that our contractual arrangements comply with licensing, registration or other regulatory requirements in mainland China, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of laws and regulations of mainland China. If the PRC government determines that we or the variable interest entity do not comply with applicable law, it could revoke the variable interest entity’s business and operating licenses, require the variable interest entity to discontinue or restrict the variable interest entity’s operations, restrict the variable interest entity’s right to collect revenues, block the variable interest entity’s websites, require the variable interest entity to restructure our operations, impose additional conditions or requirements with which the variable interest entity may not be able to comply, impose restrictions on the variable interest entity’s business operations or on their customers, or take other regulatory or enforcement actions against the variable interest entity that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or the variable interest entity’s business operations or restrict the variable interest entity from conducting a substantial portion of their business operations, which could materially and adversely affect the variable interest entity’s business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of the variable interest entity that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of the variable interest entity, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP.

Contractual arrangements in relation to the variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or the variable interest entity owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable laws and regulations of mainland China, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to the variable interest entity were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable laws, rules and regulations of mainland China, and adjust the taxable income of the variable interest entity in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the variable interest entity for PRC tax purposes, which could in turn increase its tax liabilities without reducing tax expenses of our Chinese mainland subsidiaries. In addition, the PRC tax authorities may impose late payment fees and other penalties on the variable interest entity for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the variable interest entity’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

Our current corporate structure and business operations may be affected by the Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020 and replaced the existing laws regulating foreign investment in mainland China, namely, the Sino-Foreign Equity Joint Venture Law, the Sino-Foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, or Existing FIE Laws, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected regulatory trend in mainland China to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Investment.”

Uncertainties still exist in relation to interpretation and implementation of the Foreign Investment Law, especially with respect to, including, among other things, the nature of variable interest entity contractual arrangements and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. While the Foreign Investment Law does not define contractual arrangements as a form of foreign investment explicitly, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our business operations conducted through contractual arrangements with the consolidated variable interest entity will not be deemed as foreign investment in the future. Despite the lack of legal majority ownership, we are able to direct the activities of and derive economic benefits from the consolidated variable interest entity and therefore our Cayman Island holding company is considered the primary beneficiary of the consolidated variable interest entity for accounting purposes and consolidates the variable interest entity and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the consolidated variable interest entity as a consolidated entity under U.S. GAAP and we consolidate the financial results of the consolidated variable interest entity in our consolidated financial statements in accordance with U.S. GAAP. Neither The9 Limited nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entity, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entity. The Special Administrative Measures on Access of Foreign Investment (Negative List) (Edition 2024), or the 2024 Negative List, was jointly issued by the Ministry of Commerce, and the National Development and Reform Commission, on September 6, 2024, which took effect on November 1, 2024, the 2024 Negative List stipulate the special administrative measures on access of foreign investment. Industries not listed in the 2024 Negative List are generally deemed as falling into categories of “encouraged” or “permitted” unless specifically restricted by other laws of mainland China. Our current business operations in mainland China falls in the “prohibited” industry for foreign investment. However, even though the Foreign Investment Law does not define contractual arrangements as a form of foreign investment explicitly, there can be no assurance that our contractual arrangements will be valid and legal at all times. In the event that any possible implementing regulations of the Foreign Investment Law, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, our contractual arrangements may be deemed as invalid and illegal, we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the Foreign Investment Law, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. In addition, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our Chinese mainland subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Laws and regulations of mainland China restrict foreign ownership of internet content provision, internet culture operation and internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of laws and regulations of mainland China.

We are a Cayman Islands exempted company and, as such, we are classified as a foreign enterprise under laws of mainland China. Various regulations of mainland China currently restrict foreign or foreign-owned entities from holding certain licenses required in mainland China to provide online game operation services over the internet, including ICP, and internet publishing licenses. In light of such restrictions, we primarily rely on Shanghai IT, the variable interest entity, to hold and maintain the licenses necessary for the operation of our online games in mainland China.

In July 2006, the Ministry of Industry and Information Technology, or the MIIT, issued a notice entitled “Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecommunication Services,” or the MII Notice, which prohibits ICP license holders from leasing, transferring or selling a telecommunications business operating license to foreign investors in any form, or providing resources, sites or facilities to any foreign investors for their illegal operation of a telecommunications business in mainland China. The notice also requires that ICP license holders and their shareholders directly own the domain names and trademarks used by such ICP license holders in their daily operations. The notice further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunication service providers are required to maintain network and information security in accordance with the standards set forth under regulations of mainland China. The local authorities in charge of telecommunications services are required to ensure that existing ICP license holders conduct a self-assessment of their compliance with the MII Notice and submit status reports to the MIIT before November 1, 2006. Since the MII Notice was issued, we have transferred to Shanghai IT all of the domain names used in our daily operations and certain trademarks used in our daily operations, as required under the MII Notice. All necessary transfers have been completed and approvals have been obtained.

In September 2009, the General Administration of Press and Publication, Radio, Film and Television, or the GAPPRFT (formerly known as the General Administration of Press and Publication, or the GAPP), promulgated the Circular Regarding the Implementation of the Department Reorganization Regulation by State Council and Relevant Interpretation by State Commission Office for Public Sector Reform to Further Strengthen the Administration of Pre-approval on Online Games and Approval on Import Online Games, or the GAPP Circular, which provides that foreign investors shall not control or participate in online game operation businesses in mainland China indirectly or in a disguised manner by establishing joint venture companies or entering into agreements with, or by providing technical supports to, such online game operation companies in mainland China, or by inputting the users’ registration, account management or game card consumption directly into the interconnected gaming platform or fighting platform controlled or owned by the foreign investor. In addition, on February 4, 2016, the GAPPRFT and the MIIT jointly issued the Administrative Measures on Network Publication, which took effect in March 2016. Pursuant to the Administrative Measures on Network Publication, wholly foreign-owned enterprises, Sino-foreign equity joint ventures and Sino-foreign cooperative enterprises shall not engage in the provision of web publishing services, including online game services. Project cooperation involving internet publishing services between an internet publishing service provider and a wholly foreign-owned enterprise, Sino-foreign equity joint venture, or Sino-foreign cooperative enterprise within mainland China or an overseas organization or individual shall be subject to prior examination and approval by the GAPPRFT. It is unclear whether the authorities will deem the variable interest entity structure as a kind of such “manners of cooperation” by foreign investors to gain control over or participate in domestic online game operators, and it is not clear whether the GAPPRFT and the MIIT have regulatory authority over the ownership structures of online game companies based in mainland China and online game operation in mainland China.

Subject to the interpretation and implementation of the GAPP Circular and the Administrative Measures on Network Publication, the ownership structure and the business operation models of our Chinese mainland subsidiaries and variable interest entity comply with all applicable laws, rules and regulations of mainland China, and no consent, approval or license is required under any of the existing laws and regulations of mainland China for their ownership structure and business operation models except for those which we have already obtained or which would not have a material adverse effect on our business or operations as a whole. There are, however, substantial uncertainties regarding the interpretation and application of current or future laws and regulations of mainland China. Accordingly, we cannot assure you that PRC government authorities will ultimately take a view that is consistent with the opinion of our PRC legal counsel.

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

We have been further advised by our PRC counsel, Grandall Law Firm, that if we, any of our Chinese mainland subsidiaries or variable interest entity are found to be in violation of any existing or future laws or regulations of mainland China, including the MII Notice, the GAPP Circular and the Administrative Measures on Network Publication, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities, would have broad discretion in dealing with such violations, including:

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

We rely on contractual arrangements for our operations and operating licenses in mainland China, which may not be as effective as direct ownership.

Because the PRC government restricts our ownership of ICP, internet culture operation and internet publishing businesses in mainland China, we primarily depend on Shanghai IT, in which we have no ownership interest, and its subsidiary Shaoxing Jiuyu, to operate our online game business and other ICP related businesses, and hold and maintain the requisite licenses. We have relied and expect to continue to rely on contractual arrangements to conduct business operations through contractual arrangements with Shanghai IT. Such contractual arrangements may not be as effective as direct ownership. From the legal perspective, if Shanghai IT fails to perform its obligations under the contractual arrangements, we may have to incur substantial costs and spend other resources to enforce such arrangements, and rely on legal remedies under laws of mainland China, including seeking specific performance or injunctive relief and claiming damages. For example, if the shareholders of Shanghai IT were to refuse to transfer their equity interests in Shanghai IT to us or our designee when we exercise the call option pursuant to the Call Option Agreement, or if such shareholders otherwise act in bad faith toward us, we may have to take legal action to compel it to fulfill their contractual obligations, which could be time consuming and costly. Despite the lack of legal majority ownership, we are able to direct the activities of and derive economic benefits from the consolidated variable interest entity and therefore our Cayman Island holding company is considered the primary beneficiary of the consolidated variable interest entity for accounting purposes and consolidates the variable interest entity and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the consolidated variable interest entity as a consolidated entity under U.S. GAAP and we consolidate the financial results of the consolidated variable interest entity in our consolidated financial statements in accordance with U.S. GAAP. Neither The9 Limited nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entity, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entity.

These contractual arrangements are governed by laws of mainland China and provide for the resolution of disputes through arbitration in mainland China. We have historically derived significant revenues from Shanghai IT. For the year ended December 31, 2023, 2024 and 2025, Shanghai IT contributed 0.1%, 0.3% and 32.8%, respectively, of our total revenues. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Shanghai IT, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Shanghai IT into our consolidated financial statements in accordance with U.S. GAAP.

We believe that our option to purchase all or part of the equity interests in Shanghai IT, when and to the extent permitted by laws of mainland China, or request any existing shareholder of Shanghai IT to transfer all or part of the equity interest in Shanghai IT to another person or entity of mainland China we designate at any time in our discretion, and the rights under the Shareholder Voting Proxy Agreement that the shareholders of Shanghai IT have granted to us, effectively enable us to have the ability to cause the related contractual arrangements to be renewed when needed. However, if we are not able to effectively enforce these agreements or otherwise renew the agreements when they expire, our ability to receive the economic benefits of Shanghai IT may be adversely affected.

Our ability to enforce the Equity Pledge Agreements between us and the shareholders of Shanghai IT may be subject to limitations based on laws and regulations of mainland China.

Pursuant to the Equity Pledge Agreements with the shareholders of Shanghai IT, such shareholders agreed to pledge their equity interests in Shanghai IT to secure their performance under the contractual arrangements. According to the PRC Civil Code, if the pledgee and the pledgor agree before the expiration of the debt performance period that the pledged property shall belong to the pledgee in the event that the obligor fails to perform the due debt, the pledgee may only have priority in compensation in accordance with the law over the pledged property. If the obligor fails to perform the due debt or if the circumstances agreed upon by the parties for realizing the pledge rights occur, the pledgee may reach an agreement with the pledgor to offset the pledged property at a discounted price, or may have priority in compensation from the proceeds obtained through auction or sale of the pledged property. Such an auction or private sale may not result in our receipt of the full value of the equity interests in Shanghai IT. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach is to ask Hui Ling Computer Technology Consulting (Shanghai) Co., Ltd., or Shanghai Hui Ling, our wholly owned subsidiary in mainland China and a party to the Call Option Agreement, to replace or designate another person or entity in mainland China to replace the existing shareholders of Shanghai IT pursuant to the direct transfer option we have under the option agreement.

In addition, in the registration forms of the local branch of State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce) for the pledges over the equity interests under the Equity Pledge Agreements, the amount of registered equity interests in Shanghai IT pledged to us was stated as RMB23.0 million, which represent 100% of the registered capital of Shanghai IT. The Equity Pledge Agreements with the shareholders of Shanghai IT provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the contractual arrangements and the scope of pledge shall not be limited by the amount of the registered capital of Shanghai IT. However, it is possible that a court of mainland China may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured under the Equity Pledge Agreements in excess of the amount listed on the equity pledge registration forms could be determined by the court of mainland China as unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of Shanghai IT for the benefit of us.

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

As the gaming industry is highly sensitive to business and personal discretionary spending, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy operates within a unique framework that differs from many developed economies in aspects such as the degree of government coordination, development stage, and resource allocation mechanisms. The PRC economy has experienced significant growth over the past several decades, and like many mature economies, its growth rate has moderated in recent years as it transitions toward a more sustainable development model. The PRC government from time to time implements various measures to encourage economic development, but some of these measures may not be fully applicable to our type of business. To the extent such measures are applicable, they may affect our business. For example, government controls over capital investment or changes in tax regulations applicable to us could affect our financial condition and results of operations. In addition, as the PRC economy becomes increasingly interconnected with the global economy, fluctuations in major economies around the world may also affect our business through various channels. The various economic measures the PRC government enacts in response to changes in the economic environment could also affect our business to the extent they are applicable to us.

The PRC government coordinates economic growth through resource allocation, management of foreign currency-denominated obligations, monetary policy formulation, and support measures for specific industries or companies. Given this level of government coordination in the economy, these actions, as well as future actions and policies of the PRC government, could materially affect our liquidity, access to capital, and our ability to operate our business.

The laws and regulations governing the online game industry in mainland China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations could be materially and adversely affected.

The online game industry in mainland China is highly regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the State Council, the MIIT, the GAPPRFT, the Ministry of Culture and the Tourism (formerly known as the Ministry of Culture), the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the online games industry.

We are required to obtain applicable permits or approvals from different regulatory authorities in order to provide online games to our customers. For example, an internet content provider must obtain a value-added telecommunications business operating license for ICP, or ICP License, in order to engage in any commercial ICP operations within mainland China. In addition, an online games operator must also obtain a license from the Ministry of Culture and the Tourism and a license from the GAPPRFT in order to distribute games through the internet. Furthermore, an online game operator is required to obtain approval from the Ministry of Culture and the Tourism in order to distribute virtual currencies for online games such as prepaid value cards, prepaid money or game points. If we fail to obtain or maintain any of the required filings, permits or approvals in the future, we may be subject to various penalties, including fines and the discontinuation or restriction of our operations. Any such disruption in our business operations would materially and adversely affect our financial condition and results of operations.

As the online game industry is at an early stage of development in mainland China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and may address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future laws and regulations of mainland China applicable to the online gaming industry. We cannot assure you that we will be able to timely obtain any new license required in the future, or at all. While we believe that we are in compliance in all material respects with all applicable laws and regulations of mainland China currently in effect, we cannot assure you that we will not be found in violation of any current or future laws and regulations of mainland China.

Regulation and censorship of information disseminated over the internet in mainland China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our internet websites.

The PRC government has adopted certain regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates laws and regulations of mainland China, impairs the national dignity of China, or is obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements could result in the revocation of ICP and other required licenses and the closure of the concerned websites. The website operator may also be held liable for such prohibited information displayed on, retrieved from or linked to such website.

The Ministry of Culture and the Tourism has promulgated laws and regulations that reiterate the government’s policies to prohibit the distribution of games with violence, cruelty or other elements that are believed to have the potential effect of instigating crimes, and to prevent the influx of harmful cultural products from overseas.

The Ministry of Culture and the Tourism has promulgated laws and regulations that require, among other things, (i) the review and prior approval of all new online games licensed from foreign game developers and related license agreements, (ii) the review of patches and updates with substantial changes of games which have already been approved, and (iii) the filing of domestically developed online games. Furthermore, online games, regardless of whether imported or domestic, will be subject to content review and approval by the GAPPRFT prior to the commencement of games operations in mainland China. Failure to obtain or renew approvals or to complete filings for online games, including mobile games, may materially delay or otherwise affect game operator’s plans to launch new games, and the operator may be subject to fines, restriction or suspension of operations of the related games or revocation of licenses in the event that the governmental authority believes that the violation is severe. We obtained the necessary approvals from and completed necessary filings with the Ministry of Culture and the GAPP for operations of our games as applicable. Consistent with the general practice of the mobile and TV game industry in mainland China, we have not yet completed filings with the Ministry of Culture and the GAPPRFT for our mobile and TV games before we commenced our operations. If any such negative event occurs, our business, financial condition and results of operations may be materially and adversely affected.

In addition, the MIIT has published regulations that subject website operators to potential liability for content included on their websites and the actions of users and others using their websites, including liability for violations of laws of mainland China prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website maintained outside of mainland China at its sole discretion. Periodically, the Ministry of Public Security has stopped the dissemination over the internet of information which it believes to be socially destabilizing. The State Secrecy Bureau, which is directly responsible for the protection of State secrets of the PRC government, is authorized to block any website it deems to be leaking state secrets or failing to meet the regulations relating to the protection of state secrets in the dissemination of online information.

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

Our auditor, the independent registered public accounting firm that issue the audit report included elsewhere in this annual report, as auditor of companies with securities that are traded publicly in the United States and firms registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. The inability of the PCAOB to conduct inspections of auditors in mainland China and Hong Kong in the past has made it more difficult to evaluate the effectiveness of these auditors’ audit procedures or quality control procedures as compared to auditors outside of mainland China and Hong Kong that are subject to the PCAOB inspections. Our independent registered public accounting firm, RBSM LLP, or RBSM, is headquartered in New York, New York, and has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor. Our auditor is not headquartered in mainland China or Hong Kong and was not identified as a firm subject to the PCAOB determinations announced on December 16, 2021 and as of the filing date of this annual report. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in the ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

The ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. Our auditor is not headquartered in mainland China or Hong Kong and was not identified as a firm subject to the PCAOB determinations announced on December 16, 2021 and as of the filing date of this annual report. Our auditor has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty arising from delisting would have a negative impact on the price of the ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as the ADSs) will be exempted from the scope of covered transactions under the final rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. On December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was signed into law. The COINS Act will keep the core of the Outbound Investment Rules unchanged while expanding its scope and coverage in certain respects. The COINS Act will not take effect until the Treasury issues new regulations (subject to notice and comment), which it must do by March 13, 2027. As such, the Treasury may further amend or expand existing prohibitions and restrictions in accordance with the COINS Act. Any such expansion may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers including us. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and the ADSs may significantly decline in value.

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

We may be adversely affected by the complexity, uncertainties and changes in regulation in mainland China of blockchain, and internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

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

We only have contractual control over our websites. We do not directly own the websites due to the restriction of foreign investment in businesses providing value-added telecommunication services in mainland China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

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

An ICP License is a value-added telecommunications business operating license required for provision of commercial internet information services. As of the date of this annual report, Shanghai IT owns the ICP License. Furthermore, if we will provide mobile applications to mobile device users, it is uncertain if Shanghai IT will be required to obtain a separate value-added telecommunications business operating license with respect to the services provided through mobile devices in addition to the ICP License. Although we believe that not obtaining such separate license is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for its illegal operation of a telecommunications business in mainland China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Shanghai IT currently owns the domain names and trademarks in connection with our value-added telecommunications business and has the necessary personnel to operate our websites. If an ICP License holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP License.

The interpretation and application of existing laws, regulations and policies in mainland China and possible new laws, regulations or policies in mainland China relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in mainland China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in mainland China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

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

In February 2026, Chinese authorities, led by the People’s Bank of China (PBOC), issued new regulations further clarifying the legal boundaries of digital asset activities. The regulations reaffirm that virtual currencies do not possess the same legal status as fiat currency and reiterate that related activities constitute illegal financial conduct. Significantly, the new rules introduced a regulatory framework for the tokenization of Real World Assets (RWA), imposing strict prohibitions on domestic issuance while permitting overseas offerings only upon obtaining requisite approvals. The regulations also explicitly prohibit the issuance of RMB-pegged stable coins outside of mainland China without prior authorization. Concurrently, the PBOC has advanced the development of the digital yuan (e-CNY) framework, allowing interest-bearing functionalities for real-name wallets, thereby integrating it more deeply into the formal financial system. This evolving regulatory landscape continues to classify most private-sector virtual currency activities as unlawful within China.

Chinese law restrict financial activities related to virtual currencies, including any crimes committed through virtual currency transactions. This means that non-financial activities involving Bitcoin, such as holding or transferring Bitcoin as a commodity without engaging in trading or other financial services, are not explicitly prohibited. However, all forms of trading, exchange, and financial transactions involving virtual currencies are considered illegal financial activities in China.

Substantial uncertainties remain as to whether our activities will be deemed as prohibited trading and financial activities under the laws of mainland China. If such activities are deemed as prohibited trading and financial activities under the laws of mainland China, the legal consequences would be that these activities are invalid and therefore not protected by the laws of mainland China. These uncertainties could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of the ADSs.

We conduct our business globally through our subsidiaries in the U.S., Kazakhstan, Hong Kong and Singapore, and conduct our business operations through the variable interest entity in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of the ADSs. Also, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers in recent years. For example, on July 6, 2021, the PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by PRC- based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by PRC-based overseas-listed companies. On September 24, 2024, the State Council promulgated the Regulation on Network Data Security Management, which took effect on January 1, 2025. This regulation applies to network data handling activities and the supervision and administration of security thereof carried out within the territory of the PRC. This Regulation also applies to the activities outside the territory of the PRC to handle the personal information of natural persons within the territory of the PRC, which conform to the following circumstances prescribed in the second paragraph of Article 3 of the Law of the PRC on the Protection of Personal Information, including: (i) where the purpose is to provide domestic natural persons with products or services; (ii) where the activities of domestic natural persons are analyzed and evaluated; and (iii) other circumstances as prescribed by laws and administrative regulations. Besides, where network data processors carry out network data processing activities that affect or may affect national security, they shall carry out a national security review in accordance with relevant national regulations. This regulation also stipulates network data processors may transmit personal information abroad if it meets any of the certain conditions, such as having passed the security assessment for data cross-border transmission organized by the state cyberspace administration, or having been certified by a specialized agency in respect of the protection of personal information in accordance with the provisions of the state cyberspace administration, or meeting the provisions on standard contract for cross-border transmission of personal information as developed by the state cyberspace administration etc.

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

We may rely on dividends and other distributions on equity paid by our Chinese mainland subsidiaries to fund any cash and financing requirements we may have. Although currently substantially all of our revenue is generated from our subsidiaries outside of mainland China, any limitation on the ability of our Chinese mainland subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our Chinese mainland subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. After the middle of 2021, substantially all of our revenue is generated from our subsidiaries outside of mainland China. However, any limitation on the ability of our Chinese mainland subsidiaries to make payments to us may still have a material adverse effect on our ability to conduct our business. If our Chinese mainland subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our Chinese mainland subsidiaries to adjust their taxable income under the contractual arrangements they currently have in place with the consolidated variable interest entity in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Our contractual arrangements with the variable interest entity may result in adverse tax consequences to us.”

Under laws and regulations of mainland China, our Chinese mainland subsidiaries, as wholly foreign-owned enterprises in mainland China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of our Chinese mainland subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Future movements in exchange rates between the U.S. dollar and the RMB may adversely affect the value of the ADSs.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by foreign exchange policies in mainland China, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or mainland China or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, the ADSs in U.S. dollars. Very limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by exchange control regulations of mainland China that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Restrictions on currency exchange in mainland China limit our ability to utilize our revenues effectively, make dividend payments and meet our foreign currency denominated obligations.

In 2025, we derived 32.8% of our revenues from mainland China which were denominated in RMB. For that portion of revenues denominated in RMB, restrictions on currency exchange in mainland China limit our ability to utilize revenues generated in RMB to fund our business activities outside of mainland China, make dividend payments in U.S. dollars, or obtain and remit sufficient foreign currency to satisfy our foreign currency-denominated obligations, such as paying license fees and royalty payments. The principal regulation governing foreign currency exchange in mainland China is the Foreign Exchange Administration Rules (1996), as amended. Under such rules, the RMB is generally freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investment in securities outside of mainland China unless the prior approval of the State Administration of Foreign Exchange, or SAFE, or designated banks is obtained. Although the government regulations of mainland China now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under capital account of our Chinese mainland subsidiaries, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval and filing procedures of SAFE or authorized banks, as applicable. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions. As a result, there is no assurance the PRC government will not intervene in or impose restrictions on the ability of us, our subsidiaries, and the consolidated variable interest entity to transfer cash. To the extent cash in the business is in mainland China or an entity in mainland China, the funds may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the variable interest entity by the PRC government to transfer cash.

Regulation in mainland China of loans to and direct investment in entities in mainland China by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our Chinese mainland subsidiaries and the variable interest entity, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in mainland China through our Chinese mainland subsidiaries and the variable interest entity. We may make loans to our Chinese mainland subsidiaries and the variable interest entity subject to the approval from or registration with governmental authorities and limitation on amount, we may make additional capital contributions to our wholly foreign-owned Chinese mainland subsidiaries, we may establish new Chinese mainland subsidiaries and make capital contributions to these new Chinese mainland subsidiaries, or we may acquire offshore entities with business operations in mainland China in an offshore transaction.

Most of the aforementioned ways of making loans or investments in entities in mainland China are subject to regulations and approvals of mainland China. For example, any loans to our Chinese mainland subsidiaries and the variable interest entity are subject to applicable foreign loan registrations with the local counterpart of SAFE and limitation on amount under laws of mainland China. If we decide to finance our wholly owned subsidiary in mainland China by means of capital contributions, these capital contributions are subject to filing and registration with certain PRC government authorities, including the Ministry of Commerce or its local counterparts and the SAMR through its Enterprise Registration System, the National Enterprise Credit Information Publicity System and the local counterpart of SAFE. In addition, an FIE shall use its capital pursuant to the principle of authenticity and self-use within its business scope.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign Invested Enterprises, or the SAFE Circular 19, effective June 2015 and amended on December 2019, in replacement of a former regulation. According to the SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans (unless otherwise permitted in the business license), the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although the SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within mainland China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in mainland China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or the SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in the SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Specifically, the SAFE Circular 16 provides that the capital of an FIE shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of such FIE or the payment prohibited by laws and regulations; (ii) directly or indirectly used for investment in securities or investments in financial management other than banks’ principal-secured products unless otherwise provided by laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises). Violations of the SAFE Circular 19 and the SAFE Circular 16 could result in administrative penalties. The SAFE Circular 19 and the SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our Chinese mainland subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in mainland China. On October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in mainland China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. On April 10, 2020, SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, or the SAFE Circular 8, under which eligible enterprises are allowed to make domestic payments by using their capital funds, foreign loans and the income under capital accounts of overseas listing without providing the evidentiary materials concerning authenticity of each expenditure in advance, provided that their capital use shall be authentic and conforms to the prevailing administrative regulations on the use of income under capital accounts.

Because we conduct business operations through contractual arrangement with the consolidated variable interest entity through contractual arrangements, we are not able to make capital contribution to the variable interest entity and its subsidiaries; however, we may provide financial support to them by loans. Under the laws and regulations of mainland China, loans to the variable interest entity directly from the Cayman entity shall not exceed 200% of the net assets of the variable interest entity, whereas loans from our Chinese mainland subsidiaries, subject to the laws and regulations of mainland China concerning foreign currency, are not subject to amount limitations. Even though Renminbi capital, foreign debt and repatriated funds raised through overseas listing may be used at the discretion of the foreign-invested enterprise pursuant to the SAFE Circular 19 and the SAFE Circular 16, it is still not clear whether our Chinese mainland subsidiaries, as foreign invested enterprises, are allowed to extend intercompany loans to the variable interest entity. Despite the lack of legal majority ownership, we are able to direct the activities of and derive economic benefits from the consolidated variable interest entity and therefore our Cayman Island holding company is considered the primary beneficiary of the consolidated variable interest entity for accounting purposes and consolidates the variable interest entity and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the consolidated variable interest entity as a consolidated entity under U.S. GAAP and we consolidate the financial results of the consolidated variable interest entity in our consolidated financial statements in accordance with U.S. GAAP. Neither The9 Limited nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entity, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entity.

In light of the various requirements imposed by regulations of mainland China on loans to and direct investment in entities in mainland China by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to our future loans to our Chinese mainland subsidiaries or the variable interest entity or its subsidiaries or with respect to our future capital contributions to our Chinese mainland subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our operations in mainland China may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Regulations of mainland China relating to the establishment of offshore special purpose companies by residents of mainland China may subject our resident shareholders in mainland China or us to penalties and fines, and limit our ability to inject capital into our Chinese mainland subsidiaries, limit our subsidiaries’ ability to increase their registered capital, distribute profits to us, or otherwise adversely affect us.

On July 4, 2014, SAFE issued the Circular on Several Issues Concerning Foreign Exchange Administration of Domestic Residents Engaging in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles, or the SAFE Circular 37. The SAFE Circular 37 and its detailed guidelines require residents of mainland China to register with the local branch of SAFE before contributing their legally owned onshore or offshore assets or equity interest into any special purpose vehicle, or SPV, directly established, or indirectly controlled, by them for the purpose of investment or financing. The SAFE Circular 37 further requires that when there is (a) any change to the basic information of the SPV, such as any change relating to its individual resident shareholders of mainland China, name or operation period or (b) any material change, such as increase or decrease in the share capital held by its individual resident shareholders of mainland China, a share transfer or exchange of the shares in the SPV, or a merger or split of the SPV, the resident of mainland China must register such changes with the local branch of SAFE on a timely basis.

We have requested all of our shareholders who, based on our knowledge, are residents of mainland China or whose ultimate beneficial owners are residents of mainland China to comply with all applicable SAFE registration requirements. However, we have no control over our shareholders. We cannot assure you that the beneficial owners in mainland China of our company and our subsidiaries have completed the required SAFE registrations or complied with other related requirements. Nor can we assure you that they will be in full compliance with the SAFE registration in the future. Any non-compliance by the beneficial owners in mainland China of our company and our subsidiaries may subject us or such resident shareholders of mainland China to fines and other penalties. It may also limit our ability to contribute additional capital to our Chinese mainland subsidiaries and our subsidiaries’ ability to distribute profits or make other payments to us.

Regulation in mainland China of direct investment and loans by offshore holding companies to entities in mainland China may delay or limit us from using offshore assets, including the proceeds of our initial public offering and other offering, to make additional capital contributions or loans to our subsidiary in mainland China.

We are an offshore holding company conducting our operations in mainland China through our Chinese mainland subsidiaries, the variable interest entity and its subsidiaries. We may make loans to our subsidiary in mainland China, the variable interest entity and its subsidiaries, subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our subsidiary in mainland China.

Any loans to our Chinese mainland subsidiaries, which are treated as foreign-invested enterprises under laws of mainland China, are subject to foreign exchange loan registrations. In addition, a foreign-invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) direct or indirect payment beyond the business scope of the enterprises or the payment prohibited by the laws and regulations; (ii) direct or indirect investment in securities or investments other than banks’ principal-secured products unless otherwise provided by laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).In light of the various requirements imposed by regulations of mainland China on loans to and direct investment in entities in mainland China by offshore holding companies, we cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our subsidiary in mainland China may be negatively affected, which could adversely affect the liquidity of our subsidiary in mainland China and its ability to fund its working capital and expansion projects and meet its obligations and commitments.

Failure to comply with regulations of mainland China regarding the registration requirements for employee stock ownership plans or share option plans may subject the plan participants in mainland China or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notice of the State Administration of Foreign Exchange on the Relevant Issues Concerning the Administration of Foreign Exchange for Domestic Individuals’ Participation in Equity Incentive Programs of Overseas Listed Companies, or Circular 7. Under Circular 7, residents of mainland China who participate in stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are residents of mainland China must retain a qualified agent in mainland China, which could be a subsidiary in mainland China of such overseas publicly listed company or another qualified institution selected by such subsidiary in mainland China, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the agent in mainland China is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the agent in mainland China or the overseas entrusted institution or other material changes. We and our employees in mainland China who have been granted stock incentive awards are subject to these regulations. However, neither our plan participants in mainland China nor we have completed such requisite registration and other procedures. In addition, we cannot assure you that we will be able to complete the registration for new employees who participate in such stock incentive plan in the future in a timely manner or at all. Failure of our plan participants in mainland China to complete their SAFE registrations may subject these residents in mainland China or us to fines and legal sanctions and may also limit our ability to contribute additional capital into our subsidiary in mainland China, limit the ability of our subsidiary in mainland China to distribute dividends to us, or otherwise materially and adversely affect our business. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors and employees under laws of mainland China.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries, and through the variable interest entity in mainland China. Our Chinese mainland subsidiaries are generally subject to laws and regulations applicable to foreign investment in mainland China and, in particular, laws applicable to wholly-foreign-owned enterprises. We entered into a series of contractual arrangements with the variable interest entity in mainland China to conduct business operations. Almost all of the agreements under those contractual arrangements are governed by laws of mainland China and disputes arising out of these agreements are expected to be decided by arbitration in mainland China. The legal system of mainland China is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Legislation and regulations of mainland China have significantly enhanced the protections afforded to various forms of foreign investments in mainland China for the past decades. Despite the lack of legal majority ownership, we are able to direct the activities of and derive economic benefits from the consolidated variable interest entity and therefore our Cayman Island holding company is considered the primary beneficiary of the consolidated variable interest entity for accounting purposes and consolidates the variable interest entity and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the consolidated variable interest entity as a consolidated entity under U.S. GAAP and we consolidate the financial results of the consolidated variable interest entity in our consolidated financial statements in accordance with U.S. GAAP. Neither The9 Limited nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entity, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entity.

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

We may not be able to pursue growth through strategic acquisitions in mainland China due to complicated procedures under PRC laws and regulations for foreign investors to acquire companies in mainland China.

In recent years, certain laws and regulations of mainland China have established procedures and requirements that are expected to make merger and acquisition activities in mainland China by foreign investors more time-consuming and complex. These laws and regulations include, without limitation, the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the Anti-Monopoly Law and the MOFCOM Security Review Rules. In some instances, the Ministry of Commerce needs to be notified in advance of any change-of-control transaction in which a foreign investor takes control of a domestic enterprise in mainland China. The approval by the Ministry of Commerce may also need to be obtained in circumstances where overseas companies established or controlled by enterprises or residents in mainland China acquire affiliated domestic companies. Laws and regulations of mainland China also require certain merger and acquisition transactions to be subject to merger control review or security review. The MOFCOM Security Review Rules, effective from September 1, 2011, provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors shall be subject to the security review by the Ministry of Commerce, the principle of substance over form shall be applied. In particular, foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

If the business of any target company that we expect to acquire becomes subject to the security review, we may not be able to successfully complete the acquisition of such company, either by equity or asset acquisition, capital contribution or through any contractual arrangement. Complying with the requirements of the laws and regulations of mainland China to complete acquisition transactions could become more time-consuming and complex. Any required approval, such as approval by the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to grow our business or increase our market share. Furthermore, it is uncertain whether the M&A Rules, security review rules or the other regulations of mainland China regarding the acquisitions of companies in mainland China by foreign investors will be amended when the Foreign Investment Law becomes effective in the future.

The continued growth of mainland China’s internet market depends on the establishment of adequate telecommunications infrastructure.

Although private sector internet service providers currently exist in mainland China, almost all access to the internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of mainland China’s MIIT. In addition, the national networks in mainland China connect to the internet through government-controlled international gateways. These government-controlled international gateways are the only channel through which a domestic user in mainland China can connect to the international internet network. We rely on this infrastructure to provide data communications capacity primarily through local telecommunications lines. Although the government has announced plans to aggressively develop the national information infrastructure, we cannot assure you that this infrastructure will be developed as planned or at all. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The internet infrastructure in mainland China may not support the demands necessary for the continued growth in internet usage.

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

According to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—General Risks Related to Our Shares, ADSs and Warrants—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks arising from investing in us as a Cayman Islands company.

Our Chinese mainland subsidiaries are subject to restrictions on paying dividends or making other payments.

We may rely on dividends paid by our Chinese mainland subsidiaries to fund our operations, such as paying dividends to our shareholders or meeting obligations under any indebtedness we or our overseas subsidiaries incurred. Current regulations of mainland China restrict our Chinese mainland subsidiaries from paying dividends in the following two principal aspects: (i) our Chinese mainland subsidiaries are only permitted to pay dividends out of their respective after-tax profits, if any, determined in accordance with PRC accounting standards and regulations, and (ii) these entities are required to allocate at least 10% of their respective after-tax profits each year, if any, to fund statutory reserve funds until the cumulative total of the allocated reserves reaches 50% of registered capital, and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective boards of directors or shareholders. These reserves are not distributable as dividends. See “Item 4. Information on the Company—B. Business Overview—Government Regulations.” Further, if these entities incur debt on their behalf in the future, the instruments governing such debt may restrict their ability to pay dividends or make other payments. Our inability to receive dividends or other payments from our Chinese mainland subsidiaries may adversely affect our ability to continue to grow our business and make cash or other distributions to the holders of our ordinary shares and ADSs. In addition, failure to comply with SAFE regulations may restrict the ability of our subsidiaries to make dividend payments to us. See “—Risks Related to Doing Business in China—Regulations of mainland China relating to the establishment of offshore special purpose companies by residents of mainland China may subject our resident shareholders of mainland China or us to penalties and fines, and limit our ability to inject capital into our Chinese mainland subsidiaries, limit our subsidiaries’ ability to increase their registered capital, distribute profits to us, or otherwise adversely affect us.”

The income tax laws of mainland China may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to decrease.

Our subsidiaries and the variable interest entity in mainland China are subject to enterprise income tax, on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Enterprise Income Tax Law, which was approved by the National People’s Congress on March 16, 2007. The PRC Enterprise Income Tax Law went into effect as of January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, which unified the tax rate generally applicable to both domestic and foreign-invested enterprises in mainland China. Our subsidiaries and the variable interest entity in mainland China are generally subject to enterprise income tax at a statutory rate of 25%. Shanghai IT, the variable interest entity which holds a High and New Technology Enterprise, or HNTE, qualification is entitled to enjoy a 15% preferential enterprise income tax rate till November 23, 2020. As the HNTE qualification has expired in 2020, Shanghai IT was no longer entitled to enjoy a preferential enterprise income tax rate.

Moreover, unlike the tax regulations effective before 2008, which specifically exempted withholding taxes on dividends payable to non-Chinese mainland investors from foreign-invested enterprises in mainland China, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding income tax rate of 10% will be applicable to dividends payable by Chinese companies to non-Chinese mainland-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and the governments of other countries or regions. While the Tax Agreement between mainland China and Hong Kong provides dividends paid by a foreign-invested enterprise in mainland China to its corporate shareholder, which is considered a Hong Kong tax resident, will be subject to withholding tax at the rate of 5% of total dividends, this is limited to instances where the corporate shareholder directly holds at least 25% of our shares that is to pay dividends for at least twelve consecutive months immediately prior to receiving the dividends and meets certain other criteria prescribed by the regulations. Under the Administrative Measures for Non-Resident Taxpayer to Enjoy Treatments under Tax Treaties, which became effective in January 2020, non-resident taxpayers shall determine whether they are eligible for treaty benefits and file a report and materials with the tax authorities. Meanwhile, the reduced withholding tax rate also applies if the conditions stipulated by other tax rules and regulations are met.

In February 2018, the State Administration of Taxation, or SAT issued the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties on issues relating to “beneficial owner” in tax treaties, or Circular No. 9, which took effect on April 1, 2018. Circular No. 9 provides detailed guidance to determine whether the applicant engages in substantive business activities to constitute a “beneficial owner”. When determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income in the past twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the other country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes at all or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. If the non-resident taxpayer does not apply to the withholding agent for the tax treaty benefits, or such taxpayer does not satisfy the criteria to be entitled to tax treaty benefits, the withholding agent should withhold tax pursuant to the provisions of tax laws of mainland China. We cannot assure you that any dividends to be distributed from our subsidiaries to us or from us to our non-Chinese mainland shareholders and ADS holders, whose jurisdiction of incorporation has a tax treaty with mainland China providing a different withholding arrangement, will be entitled to the benefits under the withholding arrangement.

In addition, the PRC Enterprise Income Tax Law deems an enterprise established offshore but having its management organ in mainland China as a “resident enterprise” that will be subject to the Chinese mainland tax at the rate of 25% of its global income. Under the Implementation Rules of the PRC Enterprise Income Tax Law, the term “management organ” is defined as “an organ which has substantial and overall management and control over the manufacturing and business operation, personnel, accounting, properties and other factors.” On April 22, 2009, the SAT further issued a notice regarding recognizing an offshore-established enterprise controlled by shareholders in mainland China as a resident enterprise according to its management organ, or Circular 82. According to Circular 82, a foreign enterprise controlled by a Chinese mainland company or a Chinese mainland company group shall be deemed a resident enterprise of mainland China, if (i) the senior management and the core management departments in charge of its daily operations are mainly located and function in mainland China; (ii) its financial decisions and human resource decisions are subject to the determination or approval of persons or institutions located in mainland China; (iii) its major assets, accounting books, company seals, minutes and files of board meetings and shareholders’ meetings are located or kept in mainland China; and (iv) more than half of the directors or senior management with voting rights reside in mainland China. On July 27, 2011, SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which was amended in April 2015, June 2016 and June 2018. SAT Bulletin 45 further clarified the detailed procedures for determining resident status under Circular 82, competent tax authorities in charge and post-determination administration of such resident enterprises. Although our offshore companies are not controlled by any Chinese mainland company or Chinese mainland company group, we cannot assure you that we will not be deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law and thus be subject to PRC enterprise income tax on our global income.

According to the PRC Enterprise Income Tax Law and its implementation rules, dividends are exempted from income tax if such dividends are received by a resident enterprise on equity interests it directly owns in another resident enterprise. However, foreign corporate holders of our shares or ADSs may be subject to taxation at a rate of 10% on any dividends received from us or any gains realized from the transfer of our shares or ADSs if we are deemed to be a resident enterprise or if such income is otherwise regarded as income from “sources within mainland China.” The PRC Enterprise Income Tax Law empowers the PRC State Council to enact appropriate implementing rules and measures and there is no guarantee that we or our subsidiaries will be entitled to any of the preferential tax treatments. Nor can we assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. Any significant increase in the enterprise income tax rate under the PRC Enterprise Income Tax Law applicable to our Chinese mainland subsidiaries and the variable interest entity, or the imposition of withholding taxes on dividends payable by our subsidiaries to us, or an enterprise income tax levy on us or any of our subsidiaries or variable interest entity registered outside of mainland China, or dividends or capital gains received by our shareholders due to shares or ADSs held in us will have a material adverse impact on our results of operations and financial conditions and the value of investments in us.

We are required to pay value added tax as a result of tax reforms in various regions in mainland China and we may be subject to similar tax treatments elsewhere in mainland China.

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

In connection with the PRC Enterprise Income Tax Law, the SAT issued, on February 3, 2015, the Notice on Several Issues regarding Enterprise Income Tax for Indirect Property Transfer by Non-resident Enterprises, or SAT Circular 7, which further specifies the criteria for judging reasonable commercial purpose, and the legal requirements for the voluntary reporting procedures and filing materials in the case of indirect property transfer. SAT Circular 7 has listed several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. However, despite these factors, an indirect transfer satisfying all the following criteria shall be deemed to lack reasonable commercial purpose and be taxable under the laws of mainland China: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the taxable properties in mainland China; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in mainland China, or 90% or more of its income is derived directly or indirectly from mainland China; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the taxable properties in mainland China are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gains derived from the indirect transfer of the taxable properties in mainland China is lower than the potential Chinese mainland tax on the direct transfer of such assets. Nevertheless, the indirect transfer falling into the scope of the safe harbor under SAT Circular 7 may not be subject to mainland China tax and such safe harbor includes qualified group restructuring, public market trading and tax treaty exemptions. According to SAT Circular 7, where the payer fails to withhold tax in a sufficient amount, the transferor can declare and pay such tax to the tax authority by itself within the statutory time period. Late payment of applicable tax will subject the transferor to default interest.

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

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies in the Chinese mainland and controlled by persons or entities in mainland China to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

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

On February 17, 2023, the CSRC issued the Trial Measures, which came into effect on March 31, 2023. According to the Trial Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) the main part of the business activities is carried out in the territory of mainland China or the main place of business is in mainland China, and the senior management personnel responsible for business operations and management are mostly citizens of mainland China or are ordinarily resident in mainland China.

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

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if we obtain, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

General Risks Related to Our Shares, ADSs and Warrants

The ADSs may be delisted from the Nasdaq Capital Market as a result of our failure of meeting the Nasdaq Capital Market continued listing requirements.

The ADSs are currently listed on the Nasdaq Capital Market under the symbol “NCTY.” We must continue to meet the requirements set forth in Nasdaq Listing Rule 5550 to remain listing on the Nasdaq Capital Market. The listing standards of the Nasdaq Capital Market provide that a company, in order to qualify for continued listing, must maintain a minimum ADS price of US$1.00 and satisfy standards relative to minimum shareholders’ equity, minimum market value of publicly held shares, or MVPHS, minimum MVLS, and various additional requirements.

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

There can be no assurance that the ADSs would be eligible for trading on any other exchanges or markets in the United States. If Nasdaq determines to delist our ordinary shares, or if we fail to list the ADSs on other stock exchanges or find alternative trading venue for the ADSs, the market liquidity and the price of the ADSs and our ability to obtain financing for our operations could be materially and adversely affected.

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

We believe that we were likely a passive foreign investment company for U.S. federal income tax purposes for the taxable year ended December 31, 2025, and it is possible that we may be a PFIC for the current taxable year and for future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of the ADSs or Class A ordinary shares.

We will be a “passive foreign investment company” (“PFIC”) for a taxable year if either (1) 75% or more of our gross income for such year consists of certain types of passive income, or (2) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person), net gains from the sale or exchange of property producing such income and net foreign currency gains. Cash and assets readily convertible into cash are generally classified as passive assets, and goodwill and other unbooked intangibles associated with active business activities are generally be classified as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. Although the law in this regard is unclear, we intend to treat the variable interest entity (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over its operations, but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that taxable year.

Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of the ADSs, our PFIC status depends in part on the market price of the ADSs, which may be volatile. Recent declines in the market price of the ADSs has increased the risk that we may be a PFIC and, based on the nature and composition of our assets and income, and the current value of our assets (including unbooked goodwill), we believe that we were likely a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2025. Moreover, it is possible that we may be a PFIC for the current taxable year or future taxable years. As the market price of the ADSs may continue to fluctuate considerably, however, we cannot assure you of our PFIC status for any taxable year. Further, as previously disclosed, although not free from doubt, we believe that we were a PFIC for U.S. federal income tax purposes for prior years. In addition, it is possible that one or more of our subsidiaries were also PFICs for such years for U.S. federal income tax purposes.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) holds the ADSs or Class A ordinary shares, the U.S. Holder may be subject to certain adverse U.S. federal income tax consequences. Additionally, if we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or Class A ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or Class A ordinary shares. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

You should consult your tax advisors regarding the U.S. federal income tax consequences to your investment in the ADSs and ordinary shares if we are treated as a PFIC for any taxable year, as well as the application of the PFIC rules.

Substantial future sales or the perception of sales of the ADSs or ordinary shares could adversely affect the price of the ADSs.

If our shareholders sell or are perceived by the market to sell substantial amounts of the ADSs, including those issued upon the exercise of outstanding options, in the public market, the market price of the ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell or are perceived by the market to sell a substantial amount of Class A ordinary shares, the prevailing market price for the ADSs could be adversely affected.

We may issue additional ordinary shares or ADSs for future acquisitions. If we pay for our future acquisitions in whole or in part with additionally issued ordinary shares or ADSs, your ownership interest in our company would be diluted and this, in turn, could have a material adverse effect on the price of the ADSs.

The market price for the ADSs may be volatile.

We have been experiencing extreme price volatility. During the year 2025, the closing trade price of the ADSs ranged from US$6.21 to US$17.06 per ADS. Such extreme price volatility was probably attributable to our cryptocurrency mining business and the macro environment for the overall cryptocurrency industry. Due to such extreme price volatility, the risks exposure to and the possibilities of short squeeze also increased.

The market price for the ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

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

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of the ADSs.

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

In March 2025, we signed a share purchase agreement in a private placement with Elune Capital Limited, or Elune Capital, a company registered under the laws of British Virgin Islands, pursuant to which we sold and issued to Elune Capital (i) 47,169,600 Class A ordinary shares for a total consideration price of US$2 million, at the price of US$0.0424 per Class A ordinary share, and (ii) warrants to purchase 141,508,800 Class A ordinary shares at an exercise price of US$0.0424 per Class A ordinary share. The warrants have an exercise period of two years, and are subject to the following vesting conditions: one-half of the warrants can be exercised after Elune Capital or its business partner signs a strategic cooperation agreement with us, and the other half of the warrants can be exercised after our GameFi platform is launched. As of the date of this annual report, this transaction has been closed, and none of the warrants have been exercised.

In March 2025, we signed a share purchase agreement in a private placement with WEVISION PTE. LTD., or WEVISION, a company registered under the laws of the Republic of Singapore, pursuant to which we sold and issued to WEVISION (i) 23,584,800 Class A ordinary shares for a total consideration price of US$1 million, at the price of US$0.0424 per Class A ordinary share, and (ii) warrants to purchase 70,754,400 Class A ordinary shares at an exercise price of US$0.0424 per Class A ordinary share. The warrants have an exercise period of two years and are subject to the following vesting conditions: one-half of the warrants can be exercised after WEVISION signs a strategic cooperation agreement with us and Elune or its cryptocurrency partner, and the other half of the warrants can be exercised after our GameFi platform is launched. As of the date of this annual report, this transaction has been closed, and none of the warrants have been exercised.

In March 2025, we signed a share purchase agreement in a private placement with Bripheno Pte. Ltd., Bripheno, pursuant to which we sold and issued to the Bripheno (i) 117,000,000 Class A ordinary shares for a total consideration price of US$4,960,800, at the price of US$0.0424 per Class A ordinary share, and (ii) warrants to purchase 90,000,000 Class A Shares at an exercise price of US$0.2 per Class A ordinary share. The warrants have an exercise period of two years. As of the date of this annual report, this transaction has been closed, and none of the warrants have been exercised.

In September 2025, we signed a private placement securities purchase agreement with individual investor, a PRC citizen, Qin Kelun, pursuant to which we sold and issued to Qin Kelun (i) 65,934,000 Class A ordinary shares for a total consideration price of US$2 million, at the price of US$0.0303 per Class A ordinary share, and (ii) warrants to purchase 141,508,800 Class A ordinary shares at an exercise price of US$0.0424 per Class A ordinary share. The warrants have an exercise period of two years, and are subject to the following vesting conditions: one-half of the warrants can be exercised when the Elune Capital Limited or its cryptocurrency exchange partner enters into a strategic cooperation agreement with the Company and WEVISION, and the other half of the warrants can be exercised after our GameFi platform is launched. As of the date of this annual report, this transaction has been closed, and none of the warrants have been exercised.

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

Mr. Jun Zhu, our chairman and chief executive officer, beneficially owns all of our outstanding Class B ordinary shares. As of March 31, 2026, Mr. Jun Zhu beneficially owned approximately 71.51% of the aggregate voting power of our company. As a result of the dual-class share structure and the concentration of ownership, holders of our Class B ordinary shares have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, we may incur incremental compensation expenses to the holders of Class B ordinary shares as a result of their becoming entitled to high votes on each Class B ordinary share.

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

We are incorporated under the laws of the Cayman Islands. The rights of holders of our Class A ordinary shares and, therefore, certain of the rights of holders of the ADSs, are governed by Cayman Islands law, including the provisions of the Companies Act (As Revised) of the Cayman Islands, or the Companies Act, and by our Fourth Amended and Restated Memorandum and Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law” for a description of certain key differences between the provisions of the Companies Act applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

Our Fourth Amended and Restated Memorandum and Articles of Association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Our Fourth Amended and Restated Memorandum and Articles of Association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our dual-class voting structure gives disproportionate voting power to the holders of our Class B ordinary shares. In addition, our board of directors will have the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, including Class A ordinary shares represented by ADS. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

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

As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You may give voting instructions to the depositary of the ADSs to vote the underlying Class A ordinary shares represented by your ADSs. Otherwise, you will not be able to exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. However, you may not receive sufficient advance notice of a shareholders’ meeting to enable you to withdraw the underlying Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. Pursuant to our Fourth Amended and Restated Memorandum and Articles of Association, we may convene a shareholders’ meeting on seven business days’ notice. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out your voting instructions or for the manner of carrying out your voting instructions, if any such action or non-action is in good faith. This means that you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for the ADSs depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts or the content that they publish about us. If our financial performance fails to meet analyst estimates or one or more of the analysts who cover us downgrade the ADSs or change their opinion of the ADSs, our ADS price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our ADS price or trading volume to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of the ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in us being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, we receive from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value in the future or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

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

The depositary of the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to register ADSs, ordinary shares, rights or other securities under U.S. securities laws. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

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

ITEM 4.    INFORMATION ON THE COMPANY

A.History and Development of the Company

We were incorporated in the Cayman Islands on December 22, 1999 under the name GameNow.net Limited as an exempted company limited by shares and were renamed The9 Limited in February 2004. We formed GameNow.net (Hong Kong) Limited, or GameNow, on January 17, 2000 in Hong Kong, as a wholly owned subsidiary. We now conduct our operations through NBTC Limited, a wholly- owned subsidiary in Hong Kong, and Shanghai Hui Ling, a wholly owned subsidiary of GameNow in China. Due to the current restrictions on foreign ownership of ICP and internet culture operation in China, currently, we rely on Shanghai IT, the variable interest entity, in holding certain licenses and approvals necessary for our business online game operations through a series of contractual arrangements with Shanghai IT and its shareholders. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions Arrangements with Variable Interest Entity” for details of the contractual arrangements with Shanghai IT and its shareholders. We do not hold any equity interest in Shanghai IT.

The ADSs, each currently representing 300 Class A ordinary shares, are listed on the Nasdaq Capital Market. The ADSs are traded under the symbol “NCTY.”

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

Development of Businesses and Strategic Alliances

Since February 2021, we started our cryptocurrency mining business in China. From time to time, we have selectively invested in cryptocurrency mining businesses. See “Item 4. Information on the Company—B. Business Overview—Cryptocurrency Mining” for material strategic investments in cryptocurrency mining businesses over the past years. Since late 2024, we have pivoted to the online gaming business again.

In 2024, we have made series of investments into China based companies developing AI generative content, such as (i) Wuhan Weixiang Science and Technology Co., Ltd. (“WeiXiang”), an AI-powered educational technology company in China, we purchased 19% of WeiXiang shares on the fully-diluted basis by cash and issuance of our restricted shares. We have also been granted a purchase option to purchase up to 51% of the total shares of WeiXiang based on a valuation calculated as 7 times of Weixiang’s audited annual profit after tax, provided that such valuation should be no less than US$45 million; (ii) Shenma Limited (“Shenma”), a company that developed and operates Shenma.io, a leading digital human SaaS platform driven by artificial intelligence-generated content (AIGC). We purchased 19% shares of Shenma in exchange for cash payment and issuance of our restricted shares; (iii) Kuaijin Shidai (Xiamen) Technology Co., Ltd. (“KuaiJin”), a company operating unmanned retail store platform in China. We purchased 15% of KuaiJin shares on the fully-diluted basis by cash and issuance of our restricted shares; and (iv) Beijing Weimingnaonao Science And Technology Co., Ltd. (“WM Therapeutic”), a company engaged in the development of digital treatment of cognitive diseases and digital drug research and development business. We purchased an additional 21.7% shares of WM Therapeutic by cash and issuance of our restricted shares. We had purchased 8.3% shares of WM Therapeutics in 2021. With the signing of this Agreement, we owned 30% of WM Therapeutic. We are also granted a purchase option to purchase up to 51% of the total shares of WM Therapeutic under certain conditions. None of the companies are developing any AI models themselves and are engaged in the “covered activities” under the meaning of the final rule issued by the U.S. Department of the Treasury imposing restrictions on U.S. outbound investment in Chinese companies active in developing certain national security technologies. We do not plan to further invest in AI related businesses.

In November 2025, due to dissatisfaction with WeiXiang’s performance in 2025, we entered into a share transfer agreement with WeiXiang, pursuant to which we and WeiXiang agreed to repurchase our respective shares from each other by way of returning their respective shares (the “WeiXiang Share Transfer Agreement”). Upon the closing of WeiXiang Share Transfer Agreement, we only hold 3.33% shares of WeiXiang, which were received as consideration for the cash we paid. We sole the repurchased shares of us returned from WeiXiang under the WeiXiang Share Transfer Agreement to third-party purchaser. As of the date of this annual report, WeiXiang does not hold any of our shares.

In July 2025, we reached an agreement with WM Therapeutic via entering into a share transfer agreement, pursuant to which the Company and WM Therapeutic agree to repurchase their respective shares from each other by way of returning their respective shares (the “WM Therapeutic Share Transfer Agreement”). Upon the closing of WM Therapeutic Share Transfer Agreement, we hold 8.3% shares of WM Therapeutics by virtue of our initial investment in WM Therapeutics in 2021. We sold the repurchased shares of us returned from WM Therapeutic under the WM Therapeutic Share Transfer Agreement to third-party purchaser. As of the date of this annual report, WM Therapeutic does not hold any of our shares.

In May 2024, we entered into an exclusive publishing license agreement with Wemade Co. Ltd. (Wemade), a Korean company that owns the publishing rights to MIR M game, pursuant to which our wholly owned subsidiary incorporated in Hong Kong, China Crown Technology Limited, has the right to exclusively publish and service the new MIR M game in mainland China, in both mobile and PC version. However, the original publishing license agreement we entered into in May 2024 was terminated in October 2025 due to certain unstable factors in relation with MIR M Chinese trademark. The parties have reached settlements including the refund of license fee and the minimum payment fee that China Crown Technology Limited had already paid to Wemade under the original publishing license agreement.

In August 2025, our wholly-owned Hong Kong subsidiary, Vast Ocean International Limited, operates the9bit, a next-generation gaming hub combining gameplay, top-ups, creator rewards, and community spaces. The proprietary the9bit gaming platform has surpassed 8 million users since its August 2025 launch.

In September 2025, our variable interest entity Shanghai The9 Information Technology Co., Ltd. entered into a definitive agreement with Shanghai ZhongShun HengXin Network Technology Co., Ltd. (“ZhongShun”) to acquire 51% equity of ZhongShun’s wholly-owned subsidiary, Shanghai ZhongXinShun Network Technology Co., Ltd. (“ZhongXinShun”), the joint venture. ZhongShun contributed the exclusive rights of its two proprietary mobile games for zero consideration: (i) Glory All Stars (荣耀全明星) – an action RPG; and (ii) Ultraman: Hero Beyond Time (奥特曼:超时空英雄) – A newly developed action RPG title based on the globally renowned Ultraman IP, designed as an upgraded version of Glory All Stars with proven game play mechanics stability and strong IP-driven appeal.

Throughout 2025, we terminated our cooperation agreements with the joint venture partners, Zhejiang Huanyu, Tongze, JiTou (each as defined below), due to their failure to meet annual operational targets. In December 2025, we terminated cooperation agreements with Zhejiang Huanyu Network Technology Co., Ltd. (“Zhejiang Huanyu”), including the Share Purchase Agreement, Framework Cooperation Agreement, and the Joint Venture Agreement, due to the failure of the joint venture company to achieve annual operational targets. In November 2025, we terminated cooperation agreements with Shao Xing TongZe Network Science and Technology Co., Ltd. (“Tongze”), including the Share Purchase Agreement, Framework Cooperation Agreement, and the Joint Venture Agreement, due to the failure of the joint venture company to achieve annual operational targets. In July 2025, we terminated cooperation agreements with Shenzhen gNetop Interactive Technology Co., Ltd. (“JiTuo”), including the Share Purchase Agreement, Framework Cooperation Agreement, and the Joint Venture Agreement, due to the re-negotiation and agreement on the remaining 49% acquisition of the joint venture, Shenzhen Shuzhi Technology Co., Ltd. (“Shuzhi”). We did not close the transaction of the joint venture agreement with Qing Cheng.

In July 2025, immediately after the termination of joint venture agreement with JiTuo, we re-negotiated another agreement with JiTuo and acquired the remaining 49% of shares in Shenzhen Shuzhi for the total consideration price of RMB 75 million, and signed a share purchase agreement with JiTuo to reflect the acquisition. Pursuant to the agreement, we will 1) pay RMB 30 million in cash, divided into two equal installments of RMB 15 million each and payable according to the terms thereof, i.e. cash consideration will be paid only when the targeted net profit before income tax is met, and 2) issue restricted Class A Ordinary shares for a total monetary value of RMB 45,000,000 in three batches subject to the satisfaction of the operational targets. Shares issued not released are subject to cancellation and return to the Company.

Additionally, in February 2026, our variable interest entity Shanghai The9 Information Technology Co., Ltd. (“Shanghai IT”) has entered into a definitive cooperation agreement with Chengdu Lumosi Network Technology Co., Ltd. (“Chengdu Lumosi”) to launch an AI-powered short drama and AI-assisted interactive movie game. Shanghai IT currently holds the exclusive mobile game development and publishing license for the classic TVB drama The Greed of Man (大时代). The original television series was produced and is owned by TVB. Building upon its licensed premium drama IP portfolio and recent breakthroughs in generative AI video technologies — including next-generation large-scale video generation models and AI-enabled production pipelines — Shanghai IT has initiated the development of AI-powered short drama formats and AI-assisted interactive movie game concepts inspired by The Greed of Man, within the scope of its existing authorized rights.

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

On December 27, 2024, we passed a special resolution to amend and restate our then effective Amended and Restated Memorandum of Association and Articles of Association in their entirety and adopt our Fourth Amended and Restated Memorandum and Articles of Association. Our shareholders approved, among other things, to increase the authorized share capital of the Company to US$500,000,000 divided into (i) 43,000,000,000 Class A ordinary shares of a par value of US$0.01 each, (ii) 6,000,000,000 Class B ordinary shares of a par value of US$0.01 each and (iii) 1,000,000,000 shares of a par value of US$0.01 each of such class or classes as our board of directors may determine in accordance with the Fourth Amended and Restated Memorandum and Articles of Association, in each case having rights, preferences, privileges and restrictions set forth in the Fourth Amended and Restated Memorandum and Articles of Association, by the creation of an additional 45,000,000,000 shares of a par value of U$0.01 each, consisting of (i) 38,700,000,000 Class A ordinary shares, (ii) 5,400,000,000 Class B ordinary shares, and (iii) 900,000,000 shares of such class or classes as our board of directors may determine in accordance with Fourth Amended and Restated Memorandum and Articles of Association.

Grant of Share Incentive Awards

In September 2023, pursuant to the Option Plan, we granted and issued an aggregate number of 214,650,000 Class A ordinary shares in the form of restricted shares and restricted share units to our directors, officers and employees. The 205,200,000 Class A ordinary shares issued pursuant to the Option Plan as the restricted shares to our executive officers and employees are subject to a three-year vesting schedule and lock-up restrictions, provided that the second-year and the third-year tranches of the restricted shares shall be released from the lock-up restrictions only upon the satisfaction of certain pre-agreed performance targets. The remaining 9,450,000 Class A ordinary shares were issued as restricted share units to our independent directors as part of their compensation for their services as our independent directors for the next three years.

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

In September 2025, our board of directors and board committees authorized and approved the issuance of an aggregate number of 535,500,000 Class A ordinary shares (equivalent to 1,785,000 ADSs) pursuant to the Eleventh Amended and Restated 2004 Stock Option Plan in the form of restricted shares to our directors, officers, employees, and three consultants. Out of all granted restricted shares issued to our directors, executive officers and employees, (i) half of the restricted shares to each of them shall vest immediately upon approval of our board of directors and board committees; (ii) 25% of the restricted shares to each of them shall vest and be released from lock-up on the first anniversary of the approval of our board of directors and board committees, and (iii) 25% of the restricted shares to each of them shall vest and be released from lock-up on the second anniversary of the approval of our board of directors and board committees. Portion of the restricted shares were issued to three consultants, with one of the consultant’s restricted shares vesting in full upon approval of our board of directors and board committees; and the other two of the consultants’ restricted shares vesting under the following conditions: (i) 1/3 of the restricted shares shall vest and be released from lock-up after half a year, 1/3 shall vest on the first anniversary and the last 1/3 shall vest on the second anniversary of the approval of our board of directors and board committees.

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

In February 2025, we issued and sold a one-year convertible note in a principal amount of US$3,300,000 to Streeterville for an aggregate consideration of US$2,995,000. The note carries an original issue discount of $300,000.00. The convertible note bears interest at a rate of 6.0% per year, computed on the basis of a 360-day year. Streeterville has the right, at any time after six months have elapsed since the purchase date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into ADSs of our company at an initial conversion price per ADS calculated as 90% of the lower of (a) the average of the closing trade prices during the five trading days immediately preceding the date of the conversion, and (b) the closing trade price on the trading day immediately preceding the date of the conversion. Beginning on the date that is six months from the note purchase date, Streeterville has the right, exercisable at any time in its sole and absolute discretion, to redeem any portion of the convertible note up to US$500,000 per calendar month. Payment of the redemption amount could be in cash or the ADSs.

In March 2025, we signed a share purchase agreement in a private placement with Elune Capital Limited, or Elune Capital, a company registered under the laws of British Virgin Islands, pursuant to which we sold and issued to Elune Capital (i) 47,169,600 Class A ordinary shares for a total consideration price of US$2 million, at the price of US$0.0424 per Class A ordinary share, and (ii) warrants to purchase 141,508,800 Class A ordinary shares at an exercise price of US$0.0424 per Class A ordinary share. The warrants have an exercise period of two years, and are subject to the following vesting conditions: one-half of the warrants can be exercised after Elune Capital or its business partner signs a strategic cooperation agreement with us, and the other half of the warrants can be exercised after our GameFi platform is launched. This transaction has been closed in May 2025.

In March 2025, we signed a share purchase agreement in a private placement with WEVISION PTE. LTD., or WEVISION, a company registered under the laws of the Republic of Singapore, pursuant to which we sold and issued to WEVISION (i) 23,584,800 Class A ordinary shares for a total consideration price of US$1 million, at the price of US$0.0424 per Class A ordinary share, and (ii) warrants to purchase 70,754,400 Class A ordinary shares at an exercise price of US$0.0424 per Class A ordinary share. The warrants have an exercise period of two years and are subject to the following vesting conditions: one-half of the warrants can be exercised after WEVISION or its business partner signs a strategic cooperation agreement with us, and the other half of the warrants can be exercised after our GameFi platform is launched. This transaction has been closed in May 2025.

In March 2025, we signed a share purchase agreement in a private placement with Bripheno Pte. Ltd., Bripheno, pursuant to which we sold and issued to the Bripheno (i) 117,000,000 Class A ordinary shares for a total consideration price of US$4,960,800, at the price of US$0.0424 per Class A ordinary share, and (ii) warrants to purchase 90,000,000 Class A Shares at an exercise price of US$0.2 per Class A ordinary share. The warrants have an exercise period of two years. This transaction has been closed in April 2025.

In September 2025, we signed a private placement securities purchase agreement with an accredited investor, a PRC citizen, Qin Kelun, pursuant to which we sold and issued to Qin Kelun (i) 65,934,000 Class A ordinary shares for a total consideration price of US$2 million, at the price of US$0.0303 per Class A ordinary share, and (ii) warrants to purchase 141,508,800 Class A ordinary shares at an exercise price of US$0.0424 per Class A ordinary share. The warrants have an exercise period of two years, and are subject to the following vesting conditions: one-half of the warrants can be exercised when the Elune Capital Limited or its cryptocurrency exchange partner enters into a strategic cooperation agreement with the Company and WEVISION, and the other half of the warrants can be exercised after our GameFi platform is launched. This transaction has been closed in October 2025.

In September 2025, we issued and sold a one-year convertible note in a principal amount of US$8,800,000 to Streeterville for an aggregate consideration of US$7,995,000. The note carries an original issue discount of $800,000.00. The convertible note bears interest at a rate of 6.0% per year, computed on the basis of a 360-day year. Streeterville has the right, at any time after six months have elapsed since the purchase date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into ADSs of our company at an initial conversion price per ADS calculated as 90% of the lower of (a) the average of the closing trade prices during the five trading days immediately preceding the date of the conversion, and (b) the closing trade price on the trading day immediately preceding the date of the conversion. Beginning on the date that is six months from the note purchase date, Streeterville has the right, exercisable at any time in its sole and absolute discretion, to redeem any portion of the convertible note up to US$1,250,000 per calendar month. Payment of the redemption amount could be in cash or the ADSs.

In 2024, our wholly owned subsidiary 1111 Limited signed a master loan agreement with an unrelated institutional investment firm, Equities First Holdings LLC, or Equities First, pursuant to which Equities First extends loans to 1111 Limited in several tranches, each of which is secured by 1111 Limited’s Bitcoin as collateral for the maximum value of 300 Bitcoins. Historically, we pledged 273 Bitcoins for six loan tranches to secure the repayment of the net loan proceeds of approximately 12 million USDT. Each loan tranche has the same loan-to-value ratio of 65%. Each tranche of the loan (a) shall be payable back after one-year period, (b) has an annual interest rate of 3.25% on the respective principal amount, with such interest payable quarterly, and (c) is subject to 2% of the origination fee withheld from the principal amount of each tranche. In addition, 1111 Limited signed a master pledge agreement with Equities First, pursuant to which it assigns to Equities First and transfers all rights, title, ownership, and interest in and to the Bitcoin collateral. 1111 Limited and Equities First agreed that the loan and the pledge are non-recourse, i.e., Equities First shall look only to the Bitcoin collateral for the repayment of the principal loan amounts. Within five days of 1111 Limited’s repayment of the principal loan amounts, Equities First shall reassign all rights, titles, ownership and interest in the Bitcoin back to 1111 Limited. As of the date of this report, we have repaid all the loans under the master loan agreement, and 273 Bitcoins have been redelivered from Equities First to us.

In April 2025, 1111 Limited signed another master loan agreement with Equities First, with substantially similar material commercial terms and conditions with the first loan agreement as of 2024 (the “Loan Agreement #2”). Historically, we pledged 386 Bitcoins for eight loan tranches to secure the repayment of the net loan proceeds of approximately 24.6 million USDT. Pursuant to the Loan Agreement #2, the Default Floor is initially seventy percent (70%) of the fair market value of the Collateral per the closing statement of each tranche, and the Valuation Event occurs when the Fair Market Price (“FMP”) of the Collateral has fallen to below the Default Floor. If a Valuation Event occurs, we shall top up the collateral and cure the deficiency. In early February 2026, we received the first batch of five default notices describing that due to a diminution in the value of the collateral, the Event of Default occurred under the Loan Agreement #2, related to the loan tranches #3, #4, #5, #6, #7. Pursuant to the first batch of default notices, we have transferred 518,358.59 USDT to Equities First to cure the default deficit under the loan tranches #3, #4, #5, #6, and #7. In mid February 2026, we received the second batch of five default notices pursuant to which we have transferred 909,183.84 USD to cure the default deficit under the loan tranches #3, #4, #5#, and #7. We did not cure the deficit under the default notice under the tranche #6 Instead, we terminated the loan with a principal amount of approximately USD 3.6 million plus accrued interest, and forfeited our right to receive the Collateral of 48 BTC as settlement in full. As of the date of this report, the rest of the loan amount under the Loan Agreement #2 remains outstanding.

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

B.Business Overview

For most of our history, we had operated and developed proprietary or licensed online games, primarily mobile games, and TV games.

We began cryptocurrency mining activities in February 2021. We started to provide computing power, or hash rate, to a Bitcoin mining pool and we are entitled to receive a fractional share of Bitcoin award from the Bitcoin mining pool in return. As of March 31, 2026, we had mined a total of 2,196.72 Bitcoins. After partial sale, we held 347 Bitcoins as of the same date. Our holdings of digital assets may increase in the future as we continue to expand our cryptocurrencies mining activities.

In 2024, we pivoted to the online gaming business again. In 2025, we continuously expanded our online gaming business.

In light of our evolving business lines, we continue to evaluate what compliance policies, procedures and controls may be appropriate based on our current business model.

Online Gaming

We historically operated and developed proprietary or licensed online games, primarily mobile games, and TV games. In 2024, we pivoted to the online gaming business again. In 2025, we continuously expanded our online gaming business. In preparation for the commercial launch of a new game, we conduct “closed beta testing” of the game to resolve operational issues, which is followed by “limited commercial release” and “open beta testing.” In both limited commercial release and open beta testing, we allow our registered users to play without removing their in-game data to ensure the performance consistency and stability of our operating systems. While we limit the number of users allowed to play the game in limited commercial release, we do not set such a limit in open beta testing. We can choose to start charging users in limited commercial release or open beta testing or at a later stage at our discretion.

In 2024, we re-entered the online gaming business in the Chinese mainland market. In May 2024, we entered into an exclusive publishing license agreement with Wemade Co. Ltd. (Wemade), a Korean company that owns the publishing rights to MIR M game, pursuant to which our wholly owned subsidiary incorporated in Hong Kong, China Crown Technology Limited, has the right to exclusively publish and service the new MIR M game in mainland China, in both mobile and PC version. However, the original publishing license agreement we entered into in May 2024 was terminated in October 2025 due to certain unstable factors in relation with MIR M Chinese trademark. The parties have reached settlements including the refund of license fee and the minimum payment fee that China Crown Technology Limited had already paid to Wemade under the original publishing license agreement. In connection with the restricted shares that we previously issued to the joint venture partners for the operation of MIR M game, we are instructing these joint venture partners to return the issued restricted shares to us and we will cancel them to reduce the total number of outstanding shares. None of such restricted shares has been converted into ADS. We may continue to work with these joint venture partners for the promotion of the proprietary mobile game Ultraman: Hero Beyond Time.

In August 2025, our wholly-owned Hong Kong subsidiary, Vast Ocean International Limited, operates the9bit, a next-generation gaming hub combining gameplay, top-ups, creator rewards, and community spaces. The proprietary the9bit gaming platform has surpassed 8 million users since its August 2025 launch. The9bit is also accelerating the development of AIGD (AI Game Development) — a creation layer on the9bit.com where creators can turn ideas and assets into playable games using AI-assisted tools. This unlocks a new “creator-to-player” reward loop. Creators can publish games with fewer barriers, while players earn points by engaging with these titles. As creators’ games gain traction, they earn rewards, creating a self-sustaining economy where content growth directly benefits the community. This marks the project’s commitment to building a true gamer-to-gamer economy: a platform built by gamers, for gamers.

In September 2025, our variable interest entity Shanghai The9 Information Technology Co., Ltd. entered into a definitive agreement with Shanghai ZhongShun HengXin Network Technology Co., Ltd. (“ZhongShun”) to acquire 51% equity of ZhongShun’s wholly-owned subsidiary, Shanghai ZhongXinShun Network Technology Co., Ltd. (“ZhongXinShun”), the joint venture. ZhongShun contributed the exclusive rights of its two proprietary mobile games for zero consideration: (i) Glory All Stars (荣耀全明星) – An action RPG; and (ii) Ultraman: Hero Beyond Time (奥特曼:超时空英雄) – a newly developed action RPG title based on the globally renowned Ultraman IP, designed as an upgraded version of Glory All Stars with proven game play mechanics stability and strong IP-driven appeal. All after-tax profits of the joint venture will be distributed as dividends every quarter according to the shareholding ratio of the joint venture partners. The consideration of the joint venture’s 51% equity includes RMB69 million (approximately US$9.7 million) and our restricted shares with a value of RMB46 million (approximately US$6.5 million). Both payment of cash and restricted shares are based on instalments and are only payable according to the actual achievement of the joint venture’s profits as committed by ZhongShun in the coming 3 years.

Throughout 2025, we terminated our cooperation agreements with the joint venture partners, Huanyu, Tongze, JiTuo, (each as defined below), due to their failure to meet annual operational targets. In December 2025, we terminated cooperation agreements with Zhejiang Huanyu Network Technology Co., Ltd. (“Zhejiang Huanyu”), including the Share Purchase Agreement, Framework Cooperation Agreement, and the Joint Venture Agreement, due to the failure of the joint venture company to achieve annual operational targets. In November 2025, we terminated cooperation agreements with Shao Xing TongZe Network Science and Technology Co., Ltd. (“Tongze”), including the Share Purchase Agreement, Framework Cooperation Agreement, and the Joint Venture Agreement, due to the failure of the joint venture company to achieve annual operational targets. In July 2025, we terminated cooperation agreements with Shenzhen gNetop Interactive Technology Co., Ltd. (“JiTuo”), including the Share Purchase Agreement, Framework Cooperation Agreement, and the Joint Venture Agreement, due to the re-negotiation and agreement on the remaining 49% acquisition of the joint venture, Shenzhen Shuzhi Technology Co., Ltd. (“Shuzhi”). We did not close the transaction of the joint venture agreement with Qing Cheng.

In July 2025, immediately after the termination of joint venture agreement with JiTuo, we re-negotiated another agreement with JiTuo and acquired the remaining 49% of shares in Shenzhen Shuzhi for the total consideration price of RMB 75 million, and signed a share purchase agreement with JiTuo to reflect the acquisition. Pursuant to the agreement we will 1) pay RMB 30 million in cash, divided in two equal installments of RMB 15 million each and payable according to the terms hereof, i.e. cash consideration will be paid only when the targeted net profit before income tax is met, and 2) issue restricted Class A Ordinary shares for a total monetary value of RMB 45,000,000 in three batches subject to the satisfaction of the operational targets. Shares issued not released are subject to cancellation and return to the Company.

Additionally, in February 2026, our variable interest entity Shanghai The9 Information Technology Co., Ltd. (“Shanghai IT”) has entered into a definitive cooperation agreement with Chengdu Lumosi Network Technology Co., Ltd. (“Chengdu Lumosi”) to launch an AI-powered short drama and AI-assisted interactive movie game. Shanghai IT currently holds the exclusive mobile game development and publishing license for the classic TVB drama The Greed of Man (大时代). The original television series was produced and is owned by TVB. Building upon its licensed premium drama IP portfolio and recent breakthroughs in generative AI video technologies — including next-generation large-scale video generation models and AI-enabled production pipelines — Shanghai IT has initiated the development of AI-powered short drama formats and AI-assisted interactive movie game concepts inspired by The Greed of Man, within the scope of its existing authorized rights. Chengdu Lumosi brings technical expertise in AI-driven content prototyping and interactive entertainment technology development. The collaboration focuses on: AI-powered short drama format development, AI-enhanced script iteration and cinematic scene generation, AI-driven interactive storytelling mechanics, and hybrid interactive movie game prototypes integrating cinematic narratives with player-driven decision systems.

Cryptocurrency Mining

We began cryptocurrency mining activities in February 2021. We started to provide computing power, or hash rate, to a Bitcoin mining pool and we are entitled to receive a fractional share of Bitcoin award from the Bitcoin mining pool in return. As of March 31, 2026, we had mined a total of 2,196.72 Bitcoins. After partial sale, we held 347 Bitcoins as of the same date. Our holdings of digital assets may increase in the future as we continue to expand our cryptocurrencies mining activities.

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

We currently own Antminer S19 series mining machines with the average hash rate of 90 TH, average age of three years and average energy efficiency of 3,200W. These miners mine Bitcoin. As of the date of this annual report, we owned 5,992, among which 4,520 Antminer S19 series miners and 1,472 Antminer S21XP series miners located in Kyrgyzstan.

As of the date of this annual report, we had deployed around 5,992 mining machines in total. We do not use our mining machines as collateral for any loan or other similar activities.

●	In May 2022, our wholly owned subsidiary NBTC Limited and Kyrgyzstan enterprise SolarCoin LLC signed a five-year rental agreement regarding a block chain computing center in Kyrgyzstan, pursuant to which we would obtain the right to use 31.5MW electricity capacity for the deployment of its 7,500 Antminer S19J Bitcoin mining machines contributing approximately 675PH/s hash power. In March 2023, the parties amended the agreement to prolong the contract term for one year. As of the date of this annual report 5,992 machines had been deployed. NBTC Limited has a unilateral right to terminate the rental agreement at its sole discretion by sending a prior written notice to SolarCoin LLC 30 days in advance. SolarCoin LLC has no right to terminate the rental agreement if there is no default of NBTC Limited. The rental includes a fixed rental fee of US$100 per month and a non-fixed fee, which should be calculated according to the actual consumption of the electricity.

●	In March 2023, our subsidiary, NBTC US Ltd and Crypto Mine Group LLC entered into a hosting agreement pursuant to which Crypto Mine Group LLC, later renamed into Hashland Inc., agreed to host our mining machines in its data center located at Pecos County, Texas, United States. We terminated the hosting agreement with Hashland and filed a legal complaint against them in the state court of Texas in 2024. We claim return of contractual deposit sums and lost profits due to Hashland defaults under the hosting agreement. Before the termination of the agreement, we had 6,142 Antminer S19 miners hosted by Hashland on our behalf. The term of the terminated hosting agreement was 12 months, and Crypto Mine Group LLC had an obligation to provide electricity, hosting service, and other related services. With respect to service level target, unscheduled downtown time should be no more than five percent of total hours in such month. According to the hosting agreement, NBTC US Ltd had a unilateral right to terminate the hosting agreement at any time without defaults if it decides the services will no longer benefit its business or the Bitcoin market price has fallen below its costs to generate Bitcoin. Furthermore, if NBTC US Ltd elects to suspend the operation of the miners up to 15 consecutive days, the hosting agreement will be automatically terminated without prior notice. As of the date of this annual report, NBTC has filed a motion to seize the assets of Hashland and Hashland has filed the opposition. The court hearing is set on April 17, 2026.

Mining pool operators

Fish2Pool

We use Fish2Pool for our mining operations in Kyrgyzstan. We are bound by Fish2Pool standard terms and conditions published on their website. We are deemed to have entered into the agreement with Fram Farm Inc., a BVI business company registered in the British Virgin Islands with company number 2138445 and registered office at Trinity Chambers, PO Box 4301, Road Town, Tortola, VG1110, British Virgin Islands. Fish2Pool currently charges 0.8% fee for the use of their pool. As the user of Fish2Pool we agree to abide by their terms of use. The agreement may be terminated by either party any time without liability.

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

Custody procedures

Since July 2022, we have used either self-custody or reputable custodians to store our digital assets.

All our Bitcoin are kept in the blockchain, which keeps track of the addresses that hold the Bitcoin and how much they hold. When we need to use the Bitcoin for various payments, we transfer the Bitcoin to our overseas account via the online trading platforms. We have six laptops designated for these transfers, which, together with the 12-word seed phrase stored in our safe deposit boxes in banks, are referred as our cold wallets. The Bitcoin wallet adopts a 6/4 multi-signature mechanism, meaning out of the six people holding the passwords, any four people providing passwords together can execute transfer to Bitcoin. Six management level employees are assigned to be the password holders. Passwords are also stored in two bank safe deposit boxes, with each safe deposit box storing three passwords. The two safe deposit boxes were opened under the names of our two wholly owned subsidiaries. To open any safe deposit box, the authorized representative of that subsidiary needs to go to the bank in person together with the official seal of that subsidiary. The official seals of the two subsidiaries are physically stored in the safe boxes of the two subsidiaries. We have an internal approval procedure for the authorized representatives to take out the official seals. The laptops and the safe deposit boxes are currently physically located in China. However, the laptops and the 12-word seed-phrase can be replaced or brought to another jurisdiction without breaching the laws of mainland China. However, the laws of mainland China prohibit any trading and financial activities related to virtual currencies or any crimes committed through virtual currency transactions. Substantial uncertainties remain as to whether the Company’s activities will be deemed as trading and financial activities under the laws of mainland China. If such activities are deemed as prohibited trading and financial activities under the laws of mainland China, the legal consequences would be that these activities are invalid and therefore not protected by the laws of mainland China.

We store 9bit coins in our hot wallets opened in crypto exchanges like Binance. Binance uses a 3/2 multi-signature mechanism, meaning out of the three people holding the passwords, any two people together providing passwords can execute transfer. Other than passwords, Binance also requires the transferors to provide email and cell phone SMS confirmations. Breakeven analysis for our Bitcoin mining operations

We cooperate with mining site operator located in Kyrgyzstan. The majority of our Bitcoin mining machines were purchased in 2021 by cash. We did not finance the purchase of our Bitcoin mining machines. The hosting fee charged by mining sites, Bitcoin mining machine depreciation and mining pool fees are the major costs we use to perform breakeven analysis. Based on the computing power of different types of Bitcoin mining machines, we can estimate the Bitcoin reward we will receive by our Bitcoin mining machines using the latest public Bitcoin reward information, for example, those available on Binance’s website. Examples provided herein are only for illustration purposes. The actual results will depend on the actual price and other factors as of the applicable date.

Our breakeven analysis is made under the following assumptions:

●	Hash rate, which is the computational power of our mining machines, is 400 PH/S.
●	Hourly power consumption by our mining machines, is 5,400 kW.
●	Hosting fees, which is the cost of electricity per kilowatt-hour, or kWh, charged by our mining site partners, is $0.0645/kWh.
●	Daily depreciation by using straight-line depreciation to depreciate our mining machines over a three-year period, is $5,000.
●	Network hash rate, which is a measure of how difficult it is to mine a Bitcoin block, is 960,000 PH/S.
●	Daily block reward is 416 Bitcoin per day, assuming 3.125 Bitcoin per block and 144 blocks per day.
●	Average mining pool fee, which is the approximate average fee charged by mining pools, is 1%.

Calculation of the breakeven Bitcoin price:

●	Daily hosting fees = 5,400kW per day * $0.0645/kWh * 24 hours = $8,359 per day.
●	Daily total cost = $8,359 + $5,000 = $13,359.
●	Daily Bitcoin production = 400 PH/S / 960,000 PH/S * 450 Bitcoin per day = 0.19.
●	Daily pool fees in Bitcoin: 0.19 * 1% = 0.0019.
●	Daily Bitcoin received, net of pool fees = 0.19 - 0.0019 = 0.1881.
●	Breakeven Bitcoin Price: $13,359 / 0.1881 = $71,021.

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

Internal Procedures with respect to Crypto Assets

In recent years, the SEC and U.S. state securities regulators have stated that many or most crypto assets or crypto asset products constitute securities under U.S. federal and state securities laws. A number of enforcement actions and regulatory proceedings have since been initiated against crypto assets and crypto asset products and their developers and proponents, as well as against trading platforms that support crypto assets. Several foreign governments have also issued similar warnings cautioning that crypto assets may be deemed to be securities under the laws of their jurisdictions. The SEC has historically used the Howey test to assess whether an arrangement or instrument constitutes a security. The Howey test says a security is “a contract, transaction or scheme whereby a person invests his money in a common enterprise and is led to expect profits solely from the efforts of the promoter or a third party.” Therefore, for any crypto assets we apply the Howey test when determining whether such assets are securities.

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

In June 2024, we signed a definitive share purchase agreement with Wuhan Weixiang Science And Technology Co., Ltd., or WeiXiang, to purchase 19% of WeiXiang by cash and issuance of our Class A ordinary shares. We paid cash consideration of US$1.5 million and issued 284,465,400 Class A ordinary shares (equivalent to 948,218 ADSs) to WeiXiang. In November 2025, due to dissatisfaction with WeiXiang’s performance in 2025, we entered into a share transfer agreement with WeiXiang, pursuant to which we and WeiXiang agreed to repurchase our respective shares from each other by way of returning their respective shares (the “WeiXiang Share Transfer Agreement”). Upon the closing of WeiXiang Share Transfer Agreement, we only hold 3.33% shares of WeiXiang, which were received as consideration for the cash we paid. We sold the repurchased shares of us returned from WeiXiang under the WeiXiang Share Transfer Agreement to third-party purchaser. As of the date of this annual report, WeiXiang does not hold any of our shares.

In March 2024, we signed a definitive share purchase agreement with WM Therapeutic Co., Ltd., or WM Therapeutic, to purchase an additional 21.7% of the shares of WM Therapeutic by cash and issuance of our Class A ordinary shares. In July 2025, we reached an agreement with WM Therapeutic via entering into a share transfer agreement, pursuant to which the Company and WM Therapeutic agreed to repurchase their respective shares from each other by way of returning their respective shares (the “WM Therapeutic Share Transfer Agreement”). Upon the closing of WM Therapeutic Share Transfer Agreement, we hold 8.3% shares of WM Therapeutics by virtue of our initial investment in WM Therapeutics in 2021. We sold the repurchased shares that we received from WM Therapeutic under the WM Therapeutic Share Transfer Agreement to third-party purchaser. As of the date of this annual report, WM Therapeutic does not hold any of our shares.

Throughout 2025, we terminated our cooperation agreements with the joint venture partners, Huanyu, Tongze, JiTuo, (each as defined below), due to their failure to meet annual operational targets. In December 2025, we terminated cooperation agreements with Zhejiang Huanyu Network Technology Co., Ltd. (“Zhejiang Huanyu”), including the Share Purchase Agreement, Framework Cooperation Agreement, and the Joint Venture Agreement, due to the failure of the joint venture company to achieve annual operational targets. In November 2025, we terminated cooperation agreements with Shao Xing TongZe Network Science and Technology Co., Ltd. (“Tongze”), including the Share Purchase Agreement, Framework Cooperation Agreement, and the Joint Venture Agreement, due to the failure of the joint venture company to achieve annual operational targets. In July 2025, we terminated cooperation agreements with Shenzhen gNetop Interactive Technology Co., Ltd. (“JiTuo”), including the Share Purchase Agreement, Framework Cooperation Agreement, and the Joint Venture Agreement, due to the re-negotiation and agreement on the 100% acquisition of the joint venture, Shenzhen Shuzhi Technology Co., Ltd. (“Shuzhi”). We did not close the transaction of the joint venture agreement with Qing Cheng.

Technology

We maintain in-house servers to maintain internal technology networks, we utilize third-party cloud solutions to sustain our existing games and web-site operations. Our current technology infrastructure consists of hardware platform and server sites primarily consisting of IBM storage systems, HP, H3C and Cisco network equipment.

Competition

Our competitors include many well-known domestic and international players. We expect that competition in cryptocurrency mining industry will continue to be intense as we compete not only with existing players that have been focused on cryptocurrency mining, but also new entrants that include well-established players in internet industry, and players who were not predisposed to this industry in the past. Some of these competitors may also have stronger brand names, greater access to capital, longer histories, longer relationships with their suppliers or customers and more resources than we do. Competition among the top companies engaging in cryptocurrency mining business, such as Marathon Digital Holdings, Inc., Riot Blockchain, Inc. and Bit Digital, Inc., has increased in recent years. All cryptocurrency mining companies compete for sourcing mining machines at reasonable prices and securing stable and cheap energy supply. In addition, cloud mining is gaining popularity outside of Chinese market, which increases the demand for mining machines. The statistical fact that there are more Bitcoin currently stored in electronic wallets than Bitcoin remains to be mined may further exacerbate overall competition in the cryptocurrency industry. For a discussion of risks relating to competition, see “Risk Factors—Risks Related to Our Company and Our Industry—New lines of business or new products and services may subject us to additional risks.” and “Risk Factors—Risks Related to Our Company and Our Industry—Our gaming business is intensely competitive. We face the risks of changing consumer preferences and uncertainty about market acceptance of our new products and the IPs. If we do not deliver new products to the market, or if consumers prefer our competitors’ products or services over those we provide, our operating results will suffer.”

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

On February, 2026, eight ministries and commissions including the People’s Bank of China, National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, the State Administration for Market Regulation, National Financial Regulatory Administration, China Securities Regulatory Commission and the State Administration of Foreign Exchange issued “Notice on Further Preventing and Resolving the Risks Related to Virtual Currency and Other Related Matters” (the “Notice”). The Notice reaffirms that virtual currencies do not have the same legal status as fiat currencies and systematically prohibits various types of virtual currency-related activities, aiming to establish a multi-dimensional, multi-level risk prevention and resolution system. Its main provisions include:

1. Conducting activities within China such as exchanges between fiat currencies and virtual currencies, exchanges among virtual currencies, buying and selling virtual currencies as a central counterparty, providing information intermediary and pricing services for virtual currency transactions, token offering and financing, and trading of virtual currency-related financial products, is suspected of constituting illegal financial activities, including illegal issuance of token tickets, unauthorized public offering of securities, illegal operation of securities and futures businesses, and illegal fundraising. Such activities are strictly prohibited and shall be resolutely banned in accordance with the law. In addition, overseas entities and individuals shall not provide virtual currency-related services to domestic entities in any form illegally. Without the approval of relevant regulatory authorities in accordance with laws and regulations, domestic entities and overseas entities controlled by them shall not issue virtual currencies overseas.

2. Conducting Real World Asset tokenization activities within China, as well as providing related intermediary or information technology services, is suspected of constituting illegal financial activities, including illegal issuance of token tickets, unauthorized public offering of securities, illegal operation of securities and futures businesses, and illegal fundraising, and shall be prohibited; except for those activities conducted through specific financial infrastructure with the approval of the competent regulatory authorities in accordance with laws and regulations. In addition, overseas entities and individuals shall not provide RWA tokenization-related services to domestic entities in any form illegally.

3. The National Development and Reform Commission, together with relevant authorities, strictly controls virtual currency “mining” activities and continues to advance the rectification of such activities. Provincial-level people’s governments are responsible for the rectification of “mining” activities within their respective administrative regions. In accordance with the requirements of the “Notice on Rectifying Virtual Currency ‘Mining’ Activities” (NDRC Operation Document No. 1283 [2021]) issued by the National Development and Reform Commission and other authorities, and the provisions of the “Industrial Structure Adjustment Guidance Catalog (2024 Edition)”, all existing virtual currency “mining” projects shall be comprehensively reviewed, identified, and shut down. New “mining” projects are strictly prohibited, and “mining machine” manufacturers are strictly prohibited from providing any services, including the sale of “mining machines”, within China.

Regulations on Foreign Investment

Investment activities in mainland China by foreign investors are principally governed by The Special Administrative Measures on Access of Foreign Investment (Negative List), as amended from time to time, and the Catalogue of Industries for Encouraging Foreign Investment (2025 Version), or the Encouraging Catalogue, which were promulgated by the National Development and Reform Commission, and the Ministry of Commerce on December 15, 2025 and became effective on February 1, 2026.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the previous FIE Laws. The Foreign Investment Law embodies an expected regulatory trend in mainland China to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Foreign Investment Law, by means of legislation, establishes the basic framework for the access, promotion, protection and administration of foreign investment in view of investment protection and fair competition.

According to the Foreign Investment Law, foreign investment shall enjoy pre-entry national treatment, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Foreign Investment Law provides that foreign invested entities operating in foreign “restricted” or “prohibited” industries will require entry clearance and other approvals. In addition, the Foreign Investment Law does not comment on the concept of “de facto control” or contractual arrangements with variable interest entity, however, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in mainland China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. See “Item 3. Key Information—D. Risk Factors—Our current corporate structure and business operations may be affected by the Foreign Investment Law.”

The Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in mainland China, including, among other things, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriate or requisition the investment of foreign investors is prohibited; mandatory technology transfer is prohibited, allows foreign investors’ funds to be freely transferred out and into the territory of mainland China, which run through the entire lifecycle from the entry to the exit of foreign investment, and provide an all-around and multi-angle system to guarantee fair competition of foreign-invested enterprises in the market economy. In addition, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law, which means that foreign invested enterprises may be required to adjust the structure and corporate governance in accordance with the current PRC Company Law and other laws and regulations governing the corporate governance.

Current laws and regulations of mainland China impose substantial restrictions on foreign ownership of the online gaming and ICP businesses in mainland China. We previously conducted our online gaming and ICP businesses in mainland China through contractual arrangements with Shanghai IT, the variable interest entity. Shanghai IT is owned by Qi Wang and Wei Ji, both of whom are citizens of mainland China.

In the opinion of our PRC counsel, Grandall Law Firm, subject to the interpretation and implementation of the GAPP Circular and the Administrative Measures on Network Publication, the ownership structure and the business operation models of our Chinese mainland subsidiaries and the variable interest entity comply with all applicable laws, rules and regulations of mainland China, and no consent, approval or license is required under any of the existing laws and regulations of mainland China for their ownership structure and business operation models except for those which we have already obtained or which would not have a material adverse effect on our business or operations as a whole. Furthermore, as advised by Grandall Law Firm, our PRC legal counsel, based solely on the facts as currently represented by us, under current laws, regulations and regulatory rules in mainland China currently in effect, as of the date of this annual report, we, our Chinese mainland subsidiaries and the consolidated variable interest entity (i) are not required to fulfill filing procedures and obtain approval from the China Securities Regulatory Commission, or the CSRC, immediately as an offshore listing company, but need to file accordingly if we conduct further offshore offerings, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain or were denied such permissions by the CSRC or the CAC, and (iv) have not been required to apply for, nor have we been denied, any permission or approval from any other PRC government authority. There are, however, substantial uncertainties regarding the interpretation and application of current or future laws and regulations of mainland China. Accordingly, it is uncertain that the PRC government authorities will ultimately take a view that is consistent with the opinion of our PRC counsel.

In the online game industry in mainland China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future laws and regulations of mainland China applicable to the online games industry. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing the online game industry in mainland China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations could be materially and adversely affected.”

Regulations on Internet Content Provision Service, Online Gaming and Internet Publishing

Our provision of online game-related content on our websites is subject to various laws and regulations of mainland China relating to the telecommunications industry, internet and online gaming, and is regulated by various government authorities, including the MIIT, the Ministry of Culture and the Tourism, the GAPPRFT and the State Administration for Market Regulation. The principal regulations of mainland China governing the ICP industry as well as the online gaming services in mainland China include:

●	Telecommunications Regulations (2000), as amended in 2014 and 2016;
●	The Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001), as amended in 2008 and 2016 and further amended in 2022;
●	The Administrative Measures for Telecommunications Business Operating License (2017);
●	The Administrative Measures for Internet Information Services (2000), as amended in 2011 and further amended in 2024;
●	The Tentative Measures for Administration of Internet Culture (2003), as amended and reissued in 2011 and further amended in 2017;
●	Administrative Measures on Network Publication (2016);
●	The Catalogue of Industries for Encouraging Foreign Investment (Edition 2025);
●	The Special Administrative Measures on Access of Foreign Investment (Negative List) (Edition 2024); and
●	Provisions on the Ecological Governance of Network Information Contents (2020).

Under these regulations, a foreign investor is currently prohibited from owning more than 50% of the equity interest in an entity in mainland China that provides value-added telecommunications services (except for e-commerce services). ICP services are classified as value-added telecommunications businesses, and a commercial operator of such services must obtain an ICP License from the appropriate telecommunications authorities in order to carry on any commercial ICP operations in mainland China.

In February 2016, the GAPPRFT and the MIIT jointly issued the Administrative Measures on Network Publication, which took effect in March 2016. The Administrative Measures on Network Publication further strengthen and expand the supervision and management on the network publication service, including online games service. Therefore, online games, including mobile games, regardless of whether imported or domestic, shall be subject to a content review and approval by the GAPPRFT prior to commencement of operations in mainland China.

The GAPPRFT and the MIIT jointly impose a license requirement for any company that intends to engage in network publishing, defined as any activity of providing network publications to the public through information networks. Network publications refer to the digitalized works with publishing features such as editing, producing and processing. Furthermore, the distribution of online game cards and CD-keys for online gaming programs is subject to a licensing requirement. Shanghai IT holds the license necessary to distribute electronic publications, which allows it to distribute prepaid cards and CD-Keys for the games we operate. We sell our prepaid cards and CD-Keys through third-party distributors, which are responsible for maintaining requisite licenses for distributing our prepaid cards and CD Keys in mainland China.

In September 2009, the GAPP further promulgated the GAPP Circular, which provides that foreign investors are prohibited from making investment and engaging in online game operation services by setting up foreign-invested enterprises in mainland China. Further, foreign investors shall not control and participate in online game operation businesses in mainland China indirectly or in a disguised manner by establishing joint venture companies or entering into agreements with or providing technical support to such online game operation companies in mainland China, or by inputting the users’ registration, account management, game cards consumption directly into the interconnected gaming platform or fighting platform controlled or owned by the foreign investor. In addition, on February 4, 2016, the GAPPRFT and the MIIT jointly issued the Administrative Measures on Network Publication, which took effect in March 2016. Pursuant to the Administrative Measures on Network Publication, wholly foreign-owned enterprises, Sino-foreign equity joint ventures and Sino-foreign cooperative enterprises shall not engage in the provision of web publishing services, including online game services. Project cooperation involving internet publishing services between an internet publishing service provider and a wholly foreign-owned enterprise, Sino-foreign equity joint venture, or Sino-foreign cooperative enterprise within mainland China or an overseas organization or individual shall be subject to prior examination and approval by the GAPPRFT. It is not clear whether the GAPPRFT and the MIIT have regulatory authority over the ownership structures of online game companies based in mainland China and online game operation in mainland China. The governmental authorities have broad discretion in adopting one or more of administrative measures against companies now in compliance with these measures, including revoking licenses and registration. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Laws and regulations of mainland China restrict foreign ownership of internet content provision, internet culture operation and internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of laws and regulations of mainland China.”

Regulations on Internet Content

The PRC government has promulgated measures relating to internet content through a number of ministries and agencies, including the MIIT, the Ministry of Culture and the Tourism and the GAPPRFT. These measures specifically prohibit internet activities, including the operation of online games that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing the online game industry in mainland China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations could be materially and adversely affected.” If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

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

The Ministry of Public Security has promulgated measures that prohibit the use of the internet in ways which, among other things, results in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of the local security bureaus. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in mainland China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our internet websites.

Regulations on Internet Information Security

Internet information in mainland China is also regulated and restricted from a national security standpoint. In November 2016, the Standing Committee of National People’s Congress promulgated the Cyber Security Law of the PRC, which took effect in June 2017 and was amended in October 2025 (with the amended version taking effect in January 2026), which established a regulatory system with respect to the construction, operation, maintenance and use of internet and set forth provisions on the supervision and administration of cyber security within the territory of mainland China. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

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

In November 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, which took effect on June 1, 2017, and was amended in October 2025 (with the amended version taking effect in January 2026). Pursuant to the Cyber Security Law of the PRC, network operators shall perform their cybersecurity obligations according to the requirements of the classified protection system for cybersecurity, including: (a) formulating internal security management systems and operating instructions, determining the persons responsible for cybersecurity, and implementing the responsibility for cybersecurity protection; (b) taking technological measures to prevent computer viruses, network attacks, network intrusions and other actions endangering cybersecurity; (c) taking technological measures to monitor and record the network operation status and cybersecurity incidents; (d) taking measures such as data classification, and back-up and encryption of important data; and (e) other obligations stipulated by laws and administrative regulations. In addition, network operators shall comply with the principles of legitimacy to collect and use personal information and disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered.

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

Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of mainland China shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. Since the Data Security Law has already taken effect, we may be required to make further adjustments to our business practices to comply with this law.

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

On September 24, 2024, the State Council promulgated the Regulation on Network Data Security Management, which took effect on January 1, 2025. This regulation applies to network data handling activities and the supervision and administration of security thereof carried out within the territory of the PRC. This Regulation also applies to the activities outside the territory of the PRC to handle the personal information of natural persons within the territory of the PRC, which conform to the following circumstances prescribed in the second paragraph of Article 3 of the Law of the PRC on the Protection of Personal Information, including: (i) where the purpose is to provide domestic natural persons with products or services; (ii) where the activities of domestic natural persons are analyzed and evaluated; and (iii) other circumstances as prescribed by laws and administrative regulations. Besides, where network data processors carry out network data processing activities that affect or may affect national security, they shall carry out a national security review in accordance with relevant national regulations. This regulation also stipulates network data processors may transmit personal information abroad if it meets any of the certain conditions, such as having passed the security assessment for data cross-border transmission organized by the state cyberspace administration, or having been certified by a specialized agency in respect of the protection of personal information in accordance with the provisions of the state cyberspace administration, or meeting the provisions on standard contract for cross-border transmission of personal information as developed by the state cyberspace administration etcs. Therefore, we may be subject to review when conducting data processing activities and data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable laws of mainland China on cybersecurity would have a material adverse impact on our business.

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

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the legislation regarding the protection of state secrets during online information distribution. Specifically, internet companies in mainland China with bulletin boards, chat rooms or similar services must apply for specific approval prior to operating such services.

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

Regulations on Privacy Protection

Laws and regulations of mainland China prohibit internet content providers from collecting and analyzing personal information from their users without user’s prior consent. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. In addition, laws of mainland China prohibit internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an internet content provider violates these regulations, it may be liable for damages caused to its users and it may be subject to administrative penalties such as warnings, fines, confiscation of its unlawful income, revocation of licenses, cancellation of filings, shutdown of their websites or even criminal liabilities.

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

Import Regulations

Our ability to obtain licenses for online games from abroad and import them into mainland China is regulated in several ways. We are required to register with the Ministry of Commerce any license agreement with a foreign licensor that involves an import of technologies, including online game software into mainland China. Without that registration, we may not remit licensing fees out of mainland China to any foreign game licensor. In addition, the Ministry of Culture and the Tourism requires us to submit for its content review and/or approval any online games we want to license from overseas game developers or any patch or updates for such game if it contains substantial changes. If we license and operate games without that approval, the Ministry of Culture and the Tourism may impose penalties on us. Also, pursuant to a jointly issued notice in July 2004, the GAPP and the State Copyright Bureau require us to obtain their approval for imported online game publications. Furthermore, the State Copyright Bureau requires us to register copyright license agreements relating to imported software. Without the State Copyright Bureau registration, we cannot remit licensing fees out of mainland China to game licensor in other jurisdictions and we are not allowed to publish or reproduce the imported game software in mainland China.

Regulations on Intellectual Property Rights

The State Council and the State Copyright Bureau have promulgated various regulations and rules relating to the protection of software in mainland China. Under these regulations and rules, software owners, licensees and transferees may register their rights in software with the State Copyright Bureau or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under laws of mainland China, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may receive better protection. We have registered most of our in-house developed online games with the State Copyright Bureau.

Regulations on Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. Foreign currency exchange regulation in mainland China is primarily governed by the following rules:

●	Foreign Exchange Administration Rules (1996), as amended in 1997 and 2008; and
●	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996).

Pursuant to the Foreign Exchange Administration Rules (1996), as amended in 1997 and 2008, the RMB is generally freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans, investment in securities, or other transactions through a capital account outside of mainland China unless the prior approval of SAFE or authorized banks is obtained. Furthermore, foreign investment enterprises in mainland China in general may purchase foreign exchange without the approval of SAFE or authorized banks for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. Foreign investment enterprises that need foreign exchange for the distribution of profits to their shareholders may effect payment from their foreign exchange account or purchase and pay foreign exchange at the designated foreign exchange banks to their foreign shareholders by producing board resolutions for such profit distribution. Under the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), based on their needs, foreign investment enterprises are permitted to open foreign exchange settlement accounts for current account receipts and payments of foreign exchange along with specialized accounts for capital account receipts and payments of foreign exchange at certain designated foreign exchange banks.

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or the SAFE Circular 59, which became effective on December 17, 2012 and was amended on May 4, 2015 and October 10, 2018 and was partly repealed on December 30, 2019. The major developments under the SAFE Circular 59 were that the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses account, foreign exchange capital account, guarantee account) no longer required the approval of SAFE. Furthermore, multiple capital accounts for the same entity may be opened in different provinces, which was not possible before the issuance of the SAFE Circular 59. Reinvestment of RMB proceeds by foreign investors in mainland China no longer required SAFE approval or verification, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer required SAFE approval.

On May 10, 2013, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents, as amended on October 10, 2018 and partly repealed on December 30, 2019, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in mainland China shall be based on registration. Institutions and individuals shall register with SAFE and/or its branches for their direct investment in mainland China. Banks shall process foreign exchange business relating to the direct investment in mainland China based on the registration information provided by SAFE and its branches.

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

On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or the SAFE Circular 16, which took effect on June 9, 2016, and was amended on December 4, 2023, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises.

Dividend Distribution. The principal regulations governing distribution of dividends of foreign holding companies include:

●	The Company Law of People’s Republic of China;
●	Foreign Investment Law (2019); and
●	Implementation Regulations for the Foreign Investment Law (2019).

Under these regulations, foreign investment enterprises in mainland China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in mainland China are required to allocate at least 10% of their respective profits each year, if any, to fund certain reserve funds until the cumulative total of the allocated reserve funds reaches 50% of an enterprise’s registered capital and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective board of directors or shareholders. These reserves are not distributable as dividends.

Regulations on Foreign Exchange in Certain Onshore and Offshore Transactions

On July 4, 2014, SAFE issued the SAFE Circular 37, which is the Circular on Several Issues Concerning Foreign Exchange Administration of Domestic Residents Engaging in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles. The SAFE Circular 37 and its detailed guidelines require residents of mainland China to register with the local branch of SAFE before contributing their legally owned onshore or offshore assets or equity interest into any SPV directly established, or indirectly controlled, by them for the purpose of investment or financing. In addition, when there is (a) any change to the basic information of the SPV, such as any change relating to its individual resident shareholders of mainland China, name or operation period or (b) any material change, such as increase or decrease in the share capital held by its individual resident shareholders of mainland China, a share transfer or exchange of the shares in the SPV, or a merger or split of the SPV, the resident of mainland China must register such changes with the local branch of SAFE on a timely basis. According to the SAFE rules, failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions being imposed on the foreign exchange activities of the onshore companies of SPVs, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from such offshore entity, and may also subject residents of mainland China and onshore companies to penalties under foreign exchange administration regulations of mainland China. Further, failure to comply with various SAFE registration requirements described above would result in liability for foreign exchange evasion under laws of mainland China. On February 13, 2015, SAFE issued the SAFE Circular 13, which is the Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investments, which took effect on June 1, 2015 and was partly repealed on December 30, 2019. Under the SAFE Circular 13, qualified banks are delegated the power to register all Chinese mainland residents’ investments in SPVs pursuant to the SAFE Circular 37, saving for supplementary registration application made by residents of mainland China who failed to comply with the SAFE Circular 37, which shall still fall into the jurisdiction of the local branch of SAFE.

As a result of the uncertainties relating to the interpretation and implementation of the SAFE Circular 37 and other regulations of SAFE, we cannot predict how these regulations will affect our business operations or strategies. For example, the ability of our present or future Chinese mainland subsidiaries to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be subject to compliance with such SAFE registration requirements by residents of mainland China, over whom we have no control. In addition, we cannot assure you that any such Chinese mainland residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations. We have requested all of our shareholders who, based on our knowledge, are residents of mainland China or whose ultimate beneficial owners are residents of mainland China to comply with all applicable SAFE registration requirements, but we have no control over our shareholders. We cannot assure you that the beneficial owners in mainland China of our company and our subsidiaries have completed the required SAFE registrations. Nor can we assure you that they will be in full compliance with the SAFE registration in the future. Any non-compliance by the beneficial owners in mainland China of our company and our subsidiaries may subject us or such resident shareholders of mainland China to fines and other penalties. It may also limit our ability to contribute additional capitals to our Chinese mainland subsidiaries and our subsidiaries’ ability to distribute profits or make other payments to us.

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, a new regulation with respect to the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and revised on June 22, 2009. Foreign investors shall comply with the M&A rules when they purchase equity interests of a domestic company or subscribe for the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign- invested enterprise; or when the foreign investors establish a foreign-invested enterprise in mainland China for the purpose of purchasing the assets of a domestic company and operating the asset; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets, and operate the assets. The M&A rules, among other things, purports to require that an offshore special vehicle, or a special purpose vehicle, formed for listing purposes and controlled directly or indirectly by companies or individuals in mainland China, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

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

On February 17, 2023, the CSRC issued a Trial Measures for the Administration of Overseas Securities Issuance and Listing of Domestic Enterprises, or the Trial Measures, which came into effect on March 31, 2023. According to the Trial Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) the main part of the business activities is carried out in the territory of mainland China or the main place of business is in mainland China, and the senior management personnel responsible for business operations and management are mostly citizens of mainland China or are ordinarily resident in mainland China. According to the Trial Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy; (v) if, the domestic enterprises are currently under investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations of laws and regulations, although no clear conclusions have been reached; (vi) if there are material ownership disputes over the equities held by the controlling shareholder or the shareholder under the control of the controlling shareholder or the de facto controller.

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

Contractual Arrangements with The Variable Interest Entity

Due to legal restrictions in mainland China on foreign ownership and investment in value-added telecommunications services, and internet content provision services in particular, we currently conduct these activities through Shanghai IT, which we conduct business operations through a series of contractual arrangements. These contractual arrangements allow us to:

●	conduct business operations through contractual arrangements with Shanghai IT;
●	receive substantially all of the economic benefits of Shanghai IT; and
●	have an exclusive option to purchase all or part of the equity interests in Shanghai IT when and to the extent permitted by laws of mainland China.

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

Contractual Arrangements with Shanghai IT

Please refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions Arrangements with Variable Interest Entity.”

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

As of the date of this annual report, we pledged 386 Bitcoins for eight loan tranches to secure the repayment of the net loan proceeds of approximately 24.6 million USDT to Equity First under the second loan agreement as of 2024 (the “Loan Agreement #2”), pursuant to which our subsidiary 1111 Limited assigns to Equities First and transfers all rights, title, ownership, and interest in and to the Bitcoin collateral. 1111 Limited and Equities First agreed that the loan and the pledge are non-recourse, i.e., Equities First shall look only to the Bitcoin collateral for the repayment of the principal loan amounts. Within five days of 1111 Limited’s repayment of the principal loan amounts, Equities First shall reassign all rights, titles, ownership and interest in the Bitcoin back to 1111 Limited. Each loan tranche has the same loan-to-value ratio of 65%. Each tranche of the loan (a) shall be payable back after one-year period, (b) has an annual interest rate of 3.25% on the respective principal amount, with such interest payable quarterly, and (c) is subject to 2% of the origination fee withheld from the principal amount of each tranche.

In addition, pursuant to the Loan Agreement #2, the Default Floor is initially seventy percent (70%) of the fair market value of the Collateral per the closing statement of each tranche, and the Valuation Event occurs when the Fair Market Price (“FMP”) of the Collateral has fallen to below the Default Floor. If a Valuation Event occurs, we shall top up the collateral and cure the deficiency. In early February 2026, we received the first batch of five default notices describing that due to a diminution in the value of the collateral, the Event of Default occurred under the Loan Agreement #2, related to the loan tranches #3, #4, #5, #6, and #7. Pursuant to the first batch of default notices, we have transferred 518,358.59 USDT to Equities First to cure the default deficit under the loan tranches #3, #4, #5, #6, and #7. In mid February 2026, we received the second batch of five default notices pursuant to which we have transferred 909,183.84 USD to cure the default deficit under the loan tranches #3, #4, #5, and #7. We did not cure the deficit under the default notice under the tranche #6. Instead, we terminated the loan a principal amount of approximately USD 3.6 million plus accrued interest, and forfeited our right to receive the Collateral of 48 BTC as settlement in full. As of the date of this report, the rest of the loan amount under the Loan Agreement #2 remains outstanding.

Revenue Composition and Sources of Revenue. We began cryptocurrency mining activities in February 2021. In 2023, 2024, we generated substantially all of our revenues from cryptocurrency mining, the remaining portion of our revenues from provision of hosting services, consulting services and other services. In 2025, we generated about half of our revenues from online game and the remaining portion of our revenues are from cryptocurrency mining. The following table sets forth our revenues generated from cryptocurrency mining, and online game services and other revenues (third parties and related party), both in amounts and as percentages of total revenues for the periods indicated.

	For the Year ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues:
Cryptocurrency mining revenue	168,324	96.7	110,739	99.1	56,352	8,058	52.2
Online game services and other revenues from third parties	5,721	3.3	975	0.9	43,692	6,248	40.5
Online game services and other revenues from related party	—	—	—	—	7,854	1,123	7.3
Total Revenues	174,045	100.0	111,714	100.0	107,898	15,429	100.0

Cryptocurrency Mining. In 2023, 2024 and 2025, revenues from our cryptocurrency mining business amounted to RMB168.3 million, RMB110.7 million and RMB56.4 million (US$8.1 million), respectively.

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

Online game services and other revenues from third parties. In 2023, 2024 and 2025, our online game services and other revenues from third parties mainly included revenues from the 9bit gaming platform, online games and provision of hosting and consulting services. Our online game services and other revenues from third parties amounted to RMB5.7 million, RMB1.0 million and RMB43.7 million (US$6.2 million) in 2023, 2024 and 2025, respectively.

Online game services and other revenues from related party. In 2023, 2024 and 2025, our online game services and other revenues from related party are revenues from mobile game - Ultraman: Hero Beyond Time – A newly developed action RPG title based on the globally renowned Ultraman IP, designed as an upgraded version of Glory All Stars with proven game play mechanics stability and strong IP-driven appeal. The related party received online gaming revenue on behalf of the Group by provision of payment channel. Our online game services and other revenues from related parties amounted to nil in both 2023 and 2024, and RMB7.9 million (US$1.1 million) in 2025, respectively.

Cost of cryptocurrency mining. In 2023, 2024 and 2025, our cost of revenue primarily consisted of costs associated with running the cryptocurrency mining business, including electricity costs and depreciation on cryptocurrency mining equipment. In addition, our cost of revenues consisted of costs directly attributable to rendering our services, including depreciation of equipment and computer equipment and other overhead expenses directly attributable to the services we provided.

Cost of online game services and other revenues from third parties. In 2023, 2024 and 2025, our cost of online game services and other revenues from third parties primarily consisted of costs associated of costs directly attributable to rendering our services, including channel fee expenses, revenue share payment, payrolls, depreciation of equipment and computer equipment and other overhead expenses directly attributable to the services we provided.

Cost of online game services and other revenues from related party. In 2023, 2024 and 2025, our cost of online game services and other revenues from related party primarily consisted of costs associated of costs directly attributable to rendering our services, including channel fee expenses, revenue share payment, payrolls, and other overhead expenses directly attributable to the online game revenue incurred by related party on behalf of the Group.

Operating Expenses. In 2023, 2024 and 2025, our operating expenses primarily consisted of impairment loss of equipment, product development expenses, sales and marketing expenses, general and administrative expenses, fair value change on cryptocurrencies, the realized gain on exchange cryptocurrencies and impairment of cryptocurrencies.

Product Development Expenses. In 2023, 2024 and 2025, our product development expenses primarily consisted of outsourced research and development, payroll, depreciation charges and other overhead. Our product development expenses amounted to RMB2.0 million, RMB0.9 million and RMB9.8 million (US$1.4 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

Sales and Marketing Expenses. Our sales and marketing expenses primarily consisted of advertising and promotional expenses, payroll and other overhead expenses incurred by our sales and marketing personnel. Our sales and marketing expenses amounted to RMB1.7 million, RMB0.2 million and RMB34.0 million (US$4.9 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

General and Administrative Expenses. In 2023, 2024 and 2025, our general and administrative expenses primarily consisted of non-cash share-based compensation, payroll and professional fees incurred in connection with professional service providers for auditing, legal services, depreciation and amortization expenses. General and administration expenses amounted to RMB196.8 million, RMB157.8 million and RMB205.8 million (US$29.4 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

Impairment of cryptocurrencies. In December 2023, FASB issued an updated accounting standard ASU 2023-08 Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60) for accounting for and disclosure of crypto assets, or ASU 2023-08. Effective January 1, 2023, we adopted early on this updated accounting standard, our crypto assets are measured at fair value. There was no impairment of cryptocurrencies recognized in 2023 as the fair value of our cryptocurrencies exceeded their carrying value. Prior to the adoption of ASU 2023-08, the useful life of cryptocurrency is indefinite, thus it should not be amortized but should be tested for impairment annually, or more frequently, when events or changes in circumstances occur which indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment of cryptocurrency exists when the carrying amount exceeds its fair value, which is measured using the intraday low quoted price of the cryptocurrency at the time its fair value is being measured on any day subsequent to its acquisition and an impairment charge will be recognized. To the extent an impairment loss is recognized, the loss established the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. We recognized impairment of cryptocurrencies of nil for all the years ended December 31, 2023, 2024 and 2025, respectively.

Impairment on equipment. We recognized impairment on equipment of RMB161.0 million, RMB6.5 million and nil for the years ended December 31, 2023, 2024 and 2025, respectively.

Impairment on advance and other assets. We recognized impairment on advance and other assets of nil, RMB0.8 million and RMB7.8 million (US$1.1 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

Realized gain on exchange cryptocurrencies. We recognized realized gain on exchange cryptocurrencies of RMB42.8 million, RMB60.8 million and RMB10.6 million (US$1.5 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

Fair value change on cryptocurrencies. We recognized realized fair value change on cryptocurrencies of RMB40.0 million, RMB48.3 million and RMB36.2 million (US$5.2 million) for the years ended December 31, 2023, 2024 and 2025, respectively, and was recognized as a result of our adoption of ASU 2023-08, under which cryptocurrencies are recognized at fair value with changes in fair value recognized in net income. The gain recognized in 2023 and 2024 was attributable to increase in the price of Bitcoin. The loss recognized in 2025 was attributable to decrease in the price of Bitcoin.

Loss on disposal of subsidiaries. We recognized loss on disposal of subsidiaries of RMB0.3 million, RMB11.6 million and RMB1.5 million (US$0.2 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

Changes in fair value on other investments. We recognized gain (loss) on changes in fair value on other investments of RMB3.5 million, RMB(7.2 million) and RMB(0.3 million) (US$(0.04 million)) for the years ended December 31, 2023, 2024 and 2025, respectively.

Gain (loss) on fair value of derivative, option assets and liabilities. We recognized gain (loss) on fair value of derivative, option assets and liabilities of RMB23.2 million, RMB 45.0 million and RMB(5.7 million) (US$(0.8 million)) for the years ended December 31, 2023, 2024 and 2025, respectively.

Gain on Extinguished Liabilities of WoW. We had a gain on extinguished liabilities of WoW of RMB175.3 million, nil and nil for the years ended December 31, 2023, 2024 and 2025, respectively.

Gain from discontinued operations, net. We recognized gain from discontinued operations, net, RMB156.9 million, nil and nil for the years ended December 31, 2023, 2024 and 2025 respectively. The gain from discontinued operations, net of tax, were related to the disposal of NFT Business.

Holding Company Structure

We are a holding company incorporated in the Cayman Islands. We carry out our business mainly through our subsidiaries in Hong Kong and mainland China, among other jurisdictions. Currently, the majority of our revenues are derived from our Hong Kong subsidiaries and the Chinese mainland subsidiaries. As a result, our cash requirements and our ability to pay dividends principally depend upon dividends and other distributions from our subsidiaries in Hong Kong and mainland China. We do not foresee any foreign currency or dividend distribution control in Hong Kong.

We have gradually increased our business operations through the variable interest entity in mainland China in 2025. In terms of our business operations in mainland China, our cash requirements and our ability to pay dividends principally depend upon dividends and other distributions from our Chinese mainland subsidiaries, which in turn are derived principally from earnings generated by the variable interest entity. Current regulations of mainland China restrict the variable interest entity and subsidiaries from paying dividends in the following two principal aspects: (i) the variable interest entity and Chinese mainland subsidiaries are only permitted to pay dividends out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations; and (ii) these entities are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain capital reserves until the cumulative total of the allocated reserves reach 50% of registered capital, and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective boards of directors. These reserves are not distributable as dividends. See “Item 4. Information on the Company—B. Business Overview—Government Regulations.” In addition, failure to comply with SAFE regulations may restrict the ability of our subsidiaries to make dividend payments to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulations of mainland China relating to the establishment of offshore special purpose companies by residents of mainland China may subject our resident shareholders of mainland China or us to penalties and fines, and limit our ability to inject capital into our Chinese mainland subsidiaries, limit our subsidiaries’ ability to increase their registered capital, distribute profits to us, or otherwise adversely affect us.”

Income and Sales Taxes

Cayman Islands

Under the current tax laws of the Cayman Islands, we are not subject to tax on our income or capital gains.

Hong Kong

Our subsidiaries incorporated in Hong Kong did not have assessable profits that were derived in Hong Kong during the year ended December 31, 2025.

United States

Our subsidiaries in the United States are registered in Delaware and are subject to U.S. federal corporate income tax at a rate of 21% for the taxable year ended December 31, 2025 and state corporate income tax at a rate of 8.7%. Our subsidiaries incorporated in the U.S. did not have assessable profits that were derived in the U.S. during the year ended December 31, 2025.

Singapore

Our subsidiaries incorporated in Singapore did not have assessable profits that were derived in Singapore during the year ended December 31, 2025.

Mainland China

Our subsidiaries and the variable interest entity and its subsidiaries incorporated in mainland China are subject to enterprise income tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Enterprise Income Tax Law. Our subsidiaries and the variable interest entity and its Chinese mainland subsidiaries are generally subject to enterprise income tax at a statutory rate of 25%. We had moved all mining operations outside of mainland China.

In addition, under the PRC Enterprise Income Tax Law, enterprises organized under the laws of their respective jurisdictions outside of mainland China may be classified as either “non-resident enterprises” or “resident enterprises.” Non-resident enterprises are subject to withholding tax at the rate of 20% with respect to their Chinese mainland-sourced dividend income if they have no establishment or place of business in mainland China or if such income is not related to their establishment or place of business in mainland China, unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and the governments of other countries or regions. The State Council has reduced the withholding tax rate to 10% in the newly promulgated implementation rules of the PRC Enterprise Income Tax Law. As we are incorporated in the Cayman Islands, we may be regarded as a “non-resident enterprise.” We hold equity interests in certain Chinese mainland subsidiaries through subsidiaries in Hong Kong. According to the Tax Agreement between mainland China and Hong Kong, dividends paid by a foreign-invested enterprise in mainland China to its corporate shareholder in Hong Kong holding 25% or more of its equity interest may be subject to withholding tax at the maximum rate of 5% if certain criteria are met. Entitlement to such lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is further subject to approval and filing procedures of the tax authority.

In February 2018, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties on issues relating to “beneficial owner” in tax treaties, or Circular No. 9, which took effect on April 1, 2018. Circular No. 9 provides a more elastic guidance to determine whether the applicant engages in substantive business activities to constitute a “beneficial owner.” When determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income in the past twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the other country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes at all or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the tax bureau according to the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, pursuant to which non-resident taxpayers which satisfy the criteria to be entitled to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to follow-up administration by the tax authorities. If the non-resident taxpayer does not apply to the withholding agent for the tax treaty benefits, or such taxpayer does not satisfy the criteria to be entitled to tax treaty benefits, the withholding agent should withhold tax pursuant to the provisions of tax laws of mainland China. We cannot assure you that any dividends to be distributed from us or from our subsidiaries to our non-Chinese mainland shareholders and ADS holders whose jurisdiction of incorporation has a tax treaty with mainland China providing a different withholding arrangement will be entitled to the benefits under the withholding arrangement.

The PRC Enterprise Income Tax Law deems an enterprise established offshore but having its management organ in mainland China as a “resident enterprise” that will be subject to the Chinese mainland tax at the rate of 25% of its global income. Under the Implementation Rules of the New Enterprise Income Tax Law, the term “management organ” is defined as “an organ which has substantial and overall management and control over the manufacturing and business operation, personnel, accounting, properties and other factors.” On April 22, 2009, the SAT further issued Circular 82 which was partly repealed on December 29, 2017. According to Circular 82, a foreign enterprise controlled by a company in mainland China or a company group in mainland China shall be deemed a resident enterprise of mainland China, if (i) the senior management and the core management departments in charge of its daily operations are mainly located and function in mainland China; (ii) its financial decisions and human resource decisions are subject to the determination or approval of persons or institutions located in mainland China; (iii) its major assets, accounting books, company seals, minutes and files of board meetings and shareholders’ meetings are located or kept in mainland China; and (iv) more than half of the directors or senior management with voting rights reside in mainland China. On July 27, 2011, SAT issued SAT Bulletin 45, as amended on April 17, 2015, June 28, 2016 and June 15, 2018, which further clarified the detailed procedures for determination of the resident status provided in Circular 82, competent tax authorities in charge and post-determination administration of such resident enterprises. Although our offshore companies are not controlled by any company in mainland China or company group in mainland China, we cannot assure you that we will not be deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law and thus be subject to PRC enterprise income tax on our global income.

According to the PRC Enterprise Income Tax Law and its implementation rules, dividends are exempted from income tax if such dividends are received by a resident enterprise of mainland China on equity interests it directly owns in another resident enterprise of mainland China. However, foreign corporate holders of our shares or ADSs may be subject to taxation at a rate of 10% on any dividends received from us or any gains realized from the transfer of our shares or ADSs if we are deemed to be a resident enterprise or if such income is otherwise regarded as income “sourced within mainland China.” See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The income tax laws of mainland China may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to decrease.”

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

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in Note 2. Principal Accounting Policies to our consolidated financial statements, which are included in this annual report.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	For the Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
Net revenues:
Cryptocurrency mining revenue	168,324	96.7	110,739	99.1	56,352	8,058	52.2
Online game services and other revenues from third parties	5,721	3.3	975	0.9	43,692	6,248	40.5
Online game services and other revenues from related party	—	—	—	—	7,854	1,123	7.3
	174,045	100.0	111,714	100.0	107,898	15,429	100.0
Total net revenues	174,045	100.0	111,714	100.0	107,898	15,429	100.0
Cost of revenues:
Cost of cryptocurrency mining	(191,928)	(110.3)	(106,464)	(95.3)	(67,960)	(9,718)	(63.0)
Cost of online game services and other revenues from third parties	(21,251)	(12.2)	(6,854)	(6.1)	(31,208)	(4,462)	(28.9)
Cost of online game services and other revenues from related party	—	—	—	—	(6,921)	(990)	(6.4)
Total cost of revenues	(213,179)	(122.5)	(113,318)	(101.4)	(106,089)	(15,170)	(98.3)
Gross profit (loss)	(39,134)	(22.5)	(1,604)	(1.4)	1,809	259	1.7
Operating income (expenses):
Product development	(1,970)	(1.1)	(856)	(0.8)	(9,798)	(1,401)	(9.1)
Sales and marketing	(1,729)	(1.0)	(246)	(0.2)	(33,951)	(4,855)	(31.5)
General and administrative	(196,790)	(113.1)	(157,832)	(141.3)	(205,816)	(29,431)	(190.8)
Impairment on advance and other assets	—	—	(794)	(0.7)	(7,807)	(1,116)	(7.2)
Impairment on equipment	(161,002)	(92.5)	(6,505)	(5.8)	—	—	—
Realized gain on exchange cryptocurrencies	42,836	24.6	60,783	54.4	10,627	1,520	9.8
Fair value change on cryptocurrencies	40,036	23.0	48,290	43.2	(36,178)	(5,173)	(33.5)
Total operating expenses	(278,619)	(160.1)	(57,160)	(51.2)	(282,923)	(40,456)	(262.2)
Loss from operations	(317,753)	(182.6)	(58,764)	(52.6)	(281,114)	(40,197)	(260.5)
Loss on disposal of subsidiaries	(282)	(0.2)	(11,606)	(10.4)	(1,502)	(215)	(1.4)
Impairment on equity investments	—	—	—	—	(41,629)	(5,953)	(38.6)
Impairment on other investment	—	—	—	—	(64,960)	(9,289)	(60.2)
Changes in fair value on other investments	3,490	2.0	(7,160)	(6.4)	(278)	(40)	(0.3)
Interest income	—	—	—	—	449	64	0.4
Interest expense	(31,379)	(18.0)	(34,224)	(30.6)	(23,264)	(3,327)	(21.6)
Gain (loss) on fair value of derivative, option assets and liabilities	23,171	13.3	45,037	40.3	(5,733)	(820)	(5.3)
Gain on extinguishment of convertible bonds	—	—	—	—	1,203	172	1.1
Gain (loss) on disposal of equity investee and available-for-sale investments	1,666	1.0	(8)	(0.0)	—	—	—
Gain on disposal of other investment					3,400	486	3.2
Foreign exchange (loss) gain	(6,816)	(3.9)	(713)	(0.6)	2,989	427	2.8
Gain on extinguished liabilities of WoW	175,302	100.7	—	—	—	—	—
Other income (expenses), net	8,324	4.8	(5,082)	(4.5)	2,204	316	2.0
Loss from continuing operations before income tax expense and share of loss in equity method investments	(144,277)	(82.9)	(72,520)	(64.9)	(408,235)	(58,376)	(378.4)
Income tax expense	—	—	—	—	(110)	(16)	(0.1)
Share of loss in equity method investments	—	—	(1,122)	(1.0)	(571)	(82)	(0.5)
Loss from continuing operations	(144,277)	(82.9)	(73,642)	(65.9)	(408,916)	(58,474)	(379.0)
Loss from discontinued operations, net of tax	(1,956)	(1.1)	—	—	—	—	—
Gain on disposal of discontinued operations, net of tax	158,809	91.2	—	—	—	—	—
Net income (loss)	12,576	7.2	(73,642)	(65.9)	(408,916)	(58,474)	(379.0)
Net loss attributable to noncontrolling interest	(7,427)	(4.3)	(218)	(0.2)	(6,470)	(925)	(6.0)
Net income (loss) attributable to The9 Limited ordinary shareholders	20,003	11.5	(73,424)	(65.7)	(402,446)	(57,549)	(373.0)
Currency translation adjustments	785	0.5	(148)	(0.1)	(34)	(5)	(0.0)
Total comprehensive (loss) income	13,361	7.7	(73,790)	(66.1)	(408,950)	(58,479)	(379.0)

Note:

(1)	Translation from Renminbi amounts into U.S. dollars was made at a rate of RMB6.9931 to US$1.00 for the convenience of the reader only.

Year 2025 Compared to Year 2024

Revenues. Our revenues decreased by 3.4% from RMB111.7 million in 2024 to RMB107.9 million (US$15.4 million) in 2025, primarily because of we resumed the mining activities due to the decrease of Bitcoin price in November 2025 and increase in 9bit platform and online game revenue.

Cost of Revenue. Cost of revenue decreased by 6.4% from RMB113.3 million in 2024 to RMB106.1 million (US$15.2 million) in 2025, primarily due to decrease in relevant cryptocurrency mining cost and increase in 9bit platform and online game cost.

Product Development Expenses. Product development expenses increased by 1,044.6% from RMB0.9 million in 2024 to RMB9.8 million (US$1.4 million) in 2025. The increase was primarily due to outsourced research and development on 9bit gaming platform and payroll expense on online game.

Sales and Marketing Expenses. Sales and marketing expenses increased by 13,701.2% from RMB0.2 million in 2024 to RMB34.0 million (US$4.9 million) in 2025. The increase in sales and marketing expenses was primarily due to growth in 9bit gaming platform and online game user acquisition costs and promotional expenses.

General and Administrative Expenses. General and administrative expenses increased by 30.4% from RMB157.8 million in 2024 to RMB205.8 million (US$29.4 million) in 2025. The increase was primarily due to the increase in share-based compensation to senior management and investors.

Impairment on Equipment. No impairment on equipment was recognized in 2025. We recorded impairment on equipment of RMB6.5 million in 2024. The difference was primarily because of we sold some old machinery in the United States, and the net book value of the remaining old machinery after depreciation is relatively low.

Impairment on Advance and Other Assets. We recorded impairment on advance and other assets of RMB0.8 million in 2024, primarily due to the impairment of deposit paid to Montcompute Limited. We recorded impairment on advance and other assets of RMB7.8 million (US$1.1 million) in 2025, primarily due to the impairment on security deposit paid to Hashland Inc.

Realized Gain on Exchange Cryptocurrencies. Our realized gain on exchange cryptocurrencies decreased from RMB60.8 million in 2024 to RMB10.6 million (US$1.5 million) in 2025, primarily because of decrease expend on cryptocurrencies.

Fair value Change on Cryptocurrencies. We recorded fair value change on cryptocurrencies of RMB48.3 million and RMB (36.2 million) (US$(5.2 million)) in 2024 and 2025, respectively. The difference was primarily due to the price change of the cryptocurrencies.

Impairment on Equity Investments. We recorded impairment on equity investments of RMB41.6 million (US$6.0 million) in 2025. No impairment on equity investments was recognized in 2024. The difference was primarily due to the impairment on Beijing Weiming Naonao Technology Co., Ltd.

Changes in fair value on other investments. We recognized negative changes in fair value on other investment amounted to RMB7.2 million in 2024, primarily due to the investment loss in SMI. We recognized negative changes in fair value on other investment amounted to RMB0.3 million (US$40 thousand) in 2025, primarily due to the negative fair value change on Nano Labs, Ltd.

Loss on Disposal of Subsidiaries. We had a loss on disposal of subsidiaries of RMB1.5 million (US$0.2 million) in 2025. We had a loss on disposal of subsidiaries of RMB11.6 million in 2024. The difference was primarily due to loss on disposal of Montcompute Ltd. in 2024.

Interest Expenses. We recorded interest expenses amounting to RMB 23.3 million (US$3.3 million) in 2025 and RMB34.2 million in 2024, primarily due to the decrease on non-cash amortization of debt discount.

Gain (loss) from Change in Fair Value of Conversion Feature Derivative Liability. We had a loss from change in fair value of conversion feature derivative liability of RMB5.7 million (US$0.8 million) in 2025 and a gain from change in fair value of conversion feature derivative liability of RMB 45.0 million in 2024, primarily due to the decrease on non-cash amortization of debt discount and fair value change on options.

Gain (loss) on Disposal of Equity Investee and Available For-Sale Investments. We had loss on equity investee and available for-sales of RMB0.008 million in 2024 and nil in 2025. The difference was primarily due to sales of Nano Labs, Ltd. Shares in 2024.

Foreign Exchange Gain (Loss). We recorded foreign exchange loss of RMB 0.7 million in 2024 and gain of RMB 3.0 million (US$0.4 million) in 2025.

Other (Expenses) Income, Net. We recorded other income amounting to RMB 2.2 million (US$0.3 million) in 2025, mainly relating to income from sales of fixed assets. We recorded other expense amounting to RMB5.1 million in 2024, mainly relating to disposal of subsidiaries and loss on write off of fixed assets in 2024.

Net (Loss) Income Attributable to The9 Limited ordinary Shareholders. Primarily as a result of the cumulative effect of the above factors, we recorded a net loss attributable to our ordinary shareholders of RMB402.4 million (US$57.5 million) in 2025, as compared with net loss attributable to our ordinary shareholders of RMB73.4 million in 2024.

Year 2024 Compared to Year 2023

Revenues. Our revenues decreased by 35.8%, from RMB174.0 million in 2023 to RMB111.7 million in 2024, primarily because of we suspended the cryptocurrency mining business in USA and Kazakhstan since June 2024.

Cost of Revenue. Cost of revenue decreased by 46.8% from RMB213.2 million in 2023 to RMB113.3 million in 2024, primarily due to the relevant cryptocurrency mining has decreased and the decreased depreciation of mining machines.

Product Development Expenses. Product development expenses decreased by 56.5% from RMB2.0 million in 2023 to RMB0.9 million in 2024. The decrease was primarily due to the reduction of personnel in the research and development department.

Sales and Marketing Expenses. Sales and marketing expenses decreased by 85.8% from RMB1.7 million in 2023 to RMB0.2 million in 2024. The decrease in sales and marketing expenses was primarily due to the decrease of marketing expense on online games.

General and Administrative Expenses. General and administrative expenses decreased by 19.8% from RMB196.8 million in 2023 to RMB157.8 million in 2024. The decrease was primarily due to the reduction in the transportation costs of the mining machines.

Impairment on Cryptocurrency. In December 2023, FASB issued an updated accounting standard ASU 2023-08. Effective January 1, 2023, we adopted early on this updated accounting standard, our crypto assets are measured at fair value. There was no impairment of cryptocurrencies recognized in 2023 as the fair value of our cryptocurrencies exceeded the carrying value of our cryptocurrencies. Prior to the adoption of ASU 2023-08, the useful life of cryptocurrency is indefinite, thus it should not be amortized but should be tested for impairment annually, or more frequently, when events or changes in circumstances occur which indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment of cryptocurrency exists when the carrying amount exceeds its fair value, which is measured using the intraday low quoted price of the cryptocurrency at the time its fair value is being measured on any day subsequent to its acquisition and an impairment charge will be recognized. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. We recognized impairment of cryptocurrencies of RMB58.6 million in 2022, based on the impairment assessment performed after considering our cryptocurrencies carrying amount exceeded its fair value at any time subsequent to their acquisition.

Impairment on Equipment. Our impairment on equipment decreased from RMB161.0 million in 2023 to RMB6.5 million in 2024, primarily because of the fluctuations of market price of computer equipment.

Impairment on Advance and Other Assets. We recorded impairment on advance and other assets of RMB0.8 million in 2024. No impairment on advance and other assets was recognized in 2023. The difference was primarily due to the impairment of deposit paid to Montcompute Limited.

Realized Gain on Exchange Cryptocurrencies. Our realized gain on exchange cryptocurrencies increased from RMB42.8 million in 2023 to RMB60.8 million in 2024, primarily because of the rise in the prices of cryptocurrencies.

Fair value Change on Cryptocurrencies. We recorded fair value change on cryptocurrencies of RMB40.0 million and RMB48.3 million in 2023 and 2024. The difference was primarily due to the increase in the price of the cryptocurrencies.

Impairment on Equity Investments. No impairment on equity investments was recognized in 2023 and 2024.

Changes in fair value on other investments. We recognized positive changes in fair value on other investment amounted to RMB3.5 million in 2023, primarily due to the gain on our investment in SMI, partially offset by the loss on our investments in FF Intelligent and Nano Labs. We recognized negative changes in fair value on other investment amounted to RMB7.2 million in 2024, primarily due to the investment loss in SMI.

Gain (Loss) on Disposal of Subsidiaries. We had a loss on disposal of subsidiaries of RMB0.3 million in 2023. We had a loss on disposal of subsidiaries of RMB11.6 million in 2024. The difference was primarily due to loss on disposal of MONTCOMPUTE LTD in 2024.

Interest Expenses. We recorded interest expenses amounting to RMB31.4 million in 2023, mainly resulting from increase in non-cash amortization of debt discount and interest expense relating to the convertible notes. We recorded interest expenses amounting to RMB34.2 million in 2024, mainly resulting from non-cash amortization of debt discount and interest expense relating to convertible notes and BTC Mortgage loan.

Gain from Change in Fair Value of Conversion Feature Derivative Liability. We had a gain from change in fair value of conversion feature derivative liability of RMB23.2 million in 2023, mainly related to the convertible notes we issued in March 2021 and November 2023. We had a gain from change in fair value of conversion feature derivative liability of RMB45.0 million in 2024, mainly related to the convertible notes we issued in March 2021 and November 2023.

Gain on Disposal of Equity Investee and Available For-Sale Investments. We had gain on disposal of equity investee and available for-sale investments of RMB1.7 million in 2023 and loss on equity investee and available for-sales of RMB0.008 million in 2024. The decrease was primarily due to sales of Nano Labs, Ltd. shares.

Gain on Extinguished Liabilities of WoW. We had a gain on extinguished liabilities of WoW of RMB175.3 million and nil in 2023 and 2024, respectively. The difference was primarily due to our derecognized refund liabilities relating to WoW games and recognized a gain on extinguished liabilities of WoW in 2023.

Foreign Exchange Loss. We recorded foreign exchange loss of RMB6.8 million in 2023 and RMB0.7 million in 2024.

Other (Expenses) Income, Net. We recorded other income amounting to RMB8.3 million in 2023, mainly relating to the other income from collection of accounts receivables of 51 miners in 2023, which was recorded as impaired in 2023. We recorded other expense amounting to RMB5.1 million in 2024, mainly relating to disposal of subsidiaries and loss on write off of fixed assets in 2024.

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

Net (Loss) Income Attributable to The9 Limited ordinary Shareholders. Primarily as a result of the cumulative effect of the above factors, we recorded a net loss attributable to our ordinary shareholders of RMB73.4 million in 2024, as compared with gain loss attributable to holders of ordinary shares of RMB20.0 million in 2023.

B.Liquidity and Capital Resources

We are a holding company and conduct our operations primarily through our subsidiaries in mainland of China, Hong Kong, U.S., and Kazakhstan. Currently, the majority of our revenues are derived from the joint ventures in mainland of China and our Hong Kong subsidiaries. As a result, our cash requirements and our ability to pay dividends principally depend upon dividends and other distributions from our subsidiaries in Hong Kong. We do not foresee any foreign currency or dividend distribution control in Hong Kong.

In the past three years, we have gradually and significantly reduced our business operation through the variable interest entity in mainland China. In terms of our business operations in mainland China, our cash requirements and our ability to pay dividends principally depend upon dividends and other distributions from our Chinese mainland subsidiaries, which in turn are derived principally from earnings generated by the variable interest entity. Specifically, Shanghai Hui Ling, one of our Chinese mainland subsidiaries, obtains funds from the entities in mainland China in the form of payments under the exclusive technical service agreements, pursuant to which Shanghai Hui Ling is entitled to determine the amount of payment.

We acknowledge that the PRC government imposes controls on the convertibility of the RMB into foreign currencies, and in certain cases, the remittance of currency out of mainland China. However, under existing foreign exchange regulations of mainland China, payments of current account items, including profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements. Therefore, we are able to pay dividends in foreign currencies without prior approval from SAFE or designated banks. Approval from or registration with appropriate government authorities and authorized banks is required where RMB is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

Furthermore, if our subsidiaries or any newly formed subsidiaries incur debt on their own behalf, the agreements governing their debt may restrict their ability to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange in mainland China limit our ability to utilize our revenues effectively, make dividend payments and meet our foreign currency denominated obligations.”

Current regulations of mainland China restrict the variable interest entity and subsidiaries from paying dividends in the following two principal aspects: (i) the variable interest entity and Chinese mainland subsidiaries are only permitted to pay dividends out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations; and (ii) these entities are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain capital reserves until the cumulative total of the allocated reserves reaches 50% of registered capital, and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective boards of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, companies may not distribute the reserve funds as cash dividends except upon a liquidation of these subsidiaries. In addition, dividend payments from our Chinese mainland subsidiaries could be delayed as we may only distribute such dividends upon completion of annual statutory audits of the subsidiaries. As of December 31, 2025, such restricted portion was RMB133.0 million (US$19.0 million). We have not directed our Chinese mainland subsidiaries or the variable interest entity to distribute any dividends to-date.

In 2023, 2024 and 2025, our Cayman Islands holding company transferred cash in the total amount of RMB56.4 million, RMB33.4 million and nil to our subsidiaries, respectively, and transferred cash, through our offshore intermediate holding entities, in the total amount of nil, nil and nil to the variable interest entity and its subsidiaries, respectively, and received cash in the total amount of RMB49.7 million, RMB28.4 million and nil from our subsidiaries, respectively.

In 2023, 2024 and 2025, the consolidated variable interest entity and its subsidiaries transferred cash in the total amount of RMB0.5 million, RMB4.4 million RMB24.4 million (US$3.5 million) to our subsidiaries, respectively, and received cash from in the total amount of RMB10.0 million, RMB45.5 million and RMB60.7 million (US$8.7 million) from our subsidiaries, respectively. The variable interest entity and its subsidiaries have received nil, nil and nil of service income from our subsidiaries in 2023, 2024 and 2025, respectively.

In 2023, 2024 and 2025, apart from the aforementioned amount and transactions between our subsidiaries in the ordinary course of business, no cash were transferred between us, our subsidiaries, the variable interest entity or its subsidiaries.

In 2023, 2024 and 2025, no assets other than cash were transferred between our Cayman Islands holding company and a subsidiary, a variable interest entity or its subsidiary, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors.

Pursuant to the Exclusive Technical Service Agreement between our wholly owned mainland China subsidiaries and the variable interest entity, the amount of service fee shall be calculated in such manner as determined by both the variable interest entity and our wholly owned mainland China subsidiaries from time to time based on the nature of service and paid monthly. Considering the future operating and cashflow needs of the variable interest entity, for the years ended December 31, 2023, 2024 and 2025, our wholly owned mainland China subsidiaries agreed not to charge any service fees from the variable interest entity. As a result, no payments were made by the variable interest entity under this agreement.

For details of the financial position, cash flows, and results of operations of the consolidated variable interest entity, see “Item 3. Key Information—Financial Information Related to the Consolidated Variable Interest Entity” and pages F-28 to F-33 of this annual report on Form 20-F.

Cash Flows and Working Capital

We fund our operations primarily through our available cash in hand as well as cash generated from our operating, financing and investing activities. As of December 31, 2023, 2024 and 2025, we had RMB45.2 million, RMB10.9 million and RMB58.5 million (US$8.4 million), respectively, in cash and cash equivalents. The increase in cash and cash equivalents from 2024 to 2025 was primarily due to the increase in funds raised from financing and investment activities. The decrease in cash and cash equivalents from 2023 to 2024 was primarily due to continued cash outflow in connection with operating activities and administrative expenses.

We had an accumulated deficit of approximately RMB4,832.7 million (US$691.1 million) as of December 31, 2025. Our total current liabilities exceeded total current assets as of the same date. We generated negative cash flow from operating in 2025. However, we believe our current cash and cash equivalents and current working capital position as of December 31, 2025, and as of the filing date of this annual report are sufficient to meet our current obligation payments for the next twelve months plus a day from the filing date of this annual report.

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

In February 2025, we issued and sold a one-year convertible note in a principal amount of US$3,300,000 to Streeterville for an aggregate consideration of US$2,995,000. The note carries an original issue discount of $300,000.00. The convertible note bears interest at a rate of 6.0% per year, computed on the basis of a 360-day year. Streeterville has the right, at any time after six months have elapsed since the purchase date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into ADSs of our company at an initial conversion price per ADS calculated as 90% of the lower of (a) the average of the closing trade prices during the five trading days immediately preceding the date of the conversion, and (b) the closing trade price on the trading day immediately preceding the date of the conversion. Beginning on the date that is six months from the note purchase date, Streeterville has the right, exercisable at any time in its sole and absolute discretion, to redeem any portion of the convertible note up to US$500,000 per calendar month. Payment of the redemption amount could be in cash or the ADSs.

In March 2025, we signed a share purchase agreement in a private placement with Elune Capital Limited, or Elune Capital, a company registered under the laws of British Virgin Islands, pursuant to which we sold and issued to Elune Capital (i) 47,169,600 Class A ordinary shares for a total consideration price of US$2 million, at the price of US$0.0424 per Class A ordinary share, and (ii) warrants to purchase 141,508,800 Class A ordinary shares at an exercise price of US$0.0424 per Class A ordinary share. The warrants have an exercise period of two years, and are subject to the following vesting conditions: one-half of the warrants can be exercised after Elune Capital or its business partner signs a strategic cooperation agreement with us, and the other half of the warrants can be exercised after our GameFi platform is launched. This transaction has been closed in May 2025.

In March 2025, we signed a share purchase agreement in a private placement with WEVISION PTE. LTD., or WEVISION, a company registered under the laws of the Republic of Singapore, pursuant to which we sold and issued to WEVISION (i) 23,584,800 Class A ordinary shares for a total consideration price of US$1 million, at the price of US$0.0424 per Class A ordinary share, and (ii) warrants to purchase 70,754,400 Class A ordinary shares at an exercise price of US$0.0424 per Class A ordinary share. The warrants have an exercise period of two years and are subject to the following vesting conditions: one-half of the warrants can be exercised after WEVISION or its business partner signs a strategic cooperation agreement with us, and the other half of the warrants can be exercised after our GameFi platform is launched. This transaction has been closed in May 2025.

In March 2025, we signed a share purchase agreement in a private placement with Bripheno Pte. Ltd., Bripheno, pursuant to which we sold and issued to the Bripheno (i) 117,000,000 Class A ordinary shares for a total consideration price of US$4,960,800, at the price of US$0.0424 per Class A ordinary share, and (ii) warrants to purchase 90,000,000 Class A Shares at an exercise price of US$0.2 per Class A ordinary share. The warrants have an exercise period of two years. This transaction has been closed in April 2025.

In September 2025, we signed a private placement securities purchase agreement with an accredited investor, a PRC citizen, Qin Kelun, pursuant to which we sold and issued to Qin Kelun (i) 65,934,000 Class A ordinary shares for a total consideration price of US$2 million, at the price of US$0.0303 per Class A ordinary share, and (ii) warrants to purchase 141,508,800 Class A ordinary shares at an exercise price of US$0.0424 per Class A ordinary share. The warrants have an exercise period of two years, and are subject to the following vesting conditions: one-half of the warrants can be exercised when the Elune Capital Limited or its cryptocurrency exchange partner enters into a strategic cooperation agreement with the Company and WEVISION, and the other half of the warrants can be exercised after our GameFi platform is launched. This transaction has been closed in October 2025.

In September 2025, we issued and sold a one-year convertible note in a principal amount of US$8,800,000 to Streeterville for an aggregate consideration of US$7,995,000. The note carries an original issue discount of $800,000.00. The convertible note bears interest at a rate of 6.0% per year, computed on the basis of a 360-day year. Streeterville has the right, at any time after six months have elapsed since the purchase date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into ADSs of our company at an initial conversion price per ADS calculated as 90% of the lower of (a) the average of the closing trade prices during the five trading days immediately preceding the date of the conversion, and (b) the closing trade price on the trading day immediately preceding the date of the conversion. Beginning on the date that is six months from the note purchase date, Streeterville has the right, exercisable at any time in its sole and absolute discretion, to redeem any portion of the convertible note up to US$1,250,000 per calendar month. Payment of the redemption amount could be in cash or the ADSs.

In 2024, our wholly owned subsidiary 1111 Limited signed a master loan agreement with an unrelated institutional investment firm, Equities First Holdings LLC, or Equities First, pursuant to which Equities First extends loans to 1111 Limited in several tranches, each of which is secured by 1111 Limited’s Bitcoin as collateral for the maximum value of 300 Bitcoins. Historically, we pledged 273 Bitcoins for six loan tranches to secure the repayment of the net loan proceeds of approximately 12 million USDT. Each loan tranche has the same loan-to-value ratio of 65%. Each tranche of the loan (a) shall be payable back after one-year period, (b) has an annual interest rate of 3.25% on the respective principal amount, with such interest payable quarterly, and (c) is subject to 2% of the origination fee withheld from the principal amount of each tranche. In addition, 1111 Limited signed a master pledge agreement with Equities First, pursuant to which it assigns to Equities First and transfers all rights, title, ownership, and interest in and to the Bitcoin collateral. 1111 Limited and Equities First agreed that the loan and the pledge are non-recourse, i.e., Equities First shall look only to the Bitcoin collateral for the repayment of the principal loan amounts. Within five days of 1111 Limited’s repayment of the principal loan amounts, Equities First shall reassign all rights, titles, ownership and interest in the Bitcoin back to 1111 Limited. As of the date of this report, we have repaid all the loans under the master loan agreement, and 273 Bitcoins have been redelivered from Equities First to us.

In April 2025, 1111 Limited signed another master loan agreement with Equities First, with substantially similar material commercial terms and conditions with the first loan agreement as of 2024 (the “Loan Agreement #2”). Historically, we pledged 386 Bitcoins for eight loan tranches to secure the repayment of the net loan proceeds of approximately 24.6 million USDT. Pursuant to the Loan Agreement #2, the Default Floor is initially seventy percent (70%) of the fair market value of the Collateral per the closing statement of each tranche, and the Valuation Event occurs when the Fair Market Price (“FMP”) of the Collateral has fallen to below the Default Floor. If a Valuation Event occurs, we shall top up the collateral and cure the deficiency. In early February 2026, we received the first batch of five default notices describing that due to a diminution in the value of the collateral, the Event of Default occurred under the Loan Agreement #2, related to the loan tranches #3, #4, #5, #6, #7. Pursuant to the first batch of default notices, we have transferred 518,358.59 USDT to Equities First to cure the default deficit under the loan tranches #3, #4, #5, #6, and #7. In mid February 2026, we received the second batch of five default notices pursuant to which we have transferred 909,183.84 USD to cure the default deficit under the loan tranches #3, #4, #5#, and #7. We did not cure the deficit under the default notice under the tranche #6 Instead, we terminated the loan with a principal amount of approximately USD 3.6 million plus accrued interest, and forfeited our right to receive the Collateral of 48 BTC as settlement in full. As of the date of this report, the rest of the loan amount under the Loan Agreement #2 remains outstanding.

We may continue to carry out similar equity and debt financing in the future.

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

The following table sets forth the summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(46,320)	(44,197)	(31,756)	(4,540)
Net cash provided by (used in) investing activities	4,470	(57,018)	1,115	159
Net cash provided by financing activities	32,465	69,768	78,468	11,221
Effect of foreign exchange rate changes on cash and cash equivalents	(3,457)	(2,864)	(249)	(36)
Net change in cash and cash equivalents	(12,842)	(34,311)	47,578	6,804
Cash and cash equivalents at the beginning of year	58,064	45,222	10,911	1,560
Cash and cash equivalents at the end of year	45,222	10,911	58,489	8,364

Operating Activities

Net cash used in operating activities was RMB31.8 million (US$4.5 million) in 2025, compared to RMB44.2 million in 2024 and RMB46.3 million in 2023. The decrease in net cash used in operating activities in 2025 was mainly due to cash used in operating activities related to cryptocurrency mining. The decrease in net cash used in operating activities in 2024 was mainly due to cash used in operating activities related to cryptocurrency mining.

The net cash used in operating activities in 2025 reflected a net loss of RMB408.9 million (US$58.5 million), primarily due to (i) cryptocurrency mining revenue of RMB56.4 million (US$8.1 million), (ii) receipt of USDC and USDT from exchange of other cryptocurrencies of RMB16.9 million (US$2.4 million) (iii) receipt of USDC from operating activities of RMB15.9 million (US$2.3 million), partially offset by (i) share-based compensation expenses of RMB116.1 million (US$16.6 million), (ii) payment in cryptocurrencies for operating activities of RMB88.3 million (US$12.6 million), (iii) sale of cryptocurrencies for cash of RMB67.9 million (US$9.7 million), (vi) impairment on other investment of RMB65.0 million (US$9.3 million), and (v) impairment on equity investment of RMB41.6 million (US$6.0 million), and (vi) loss from change in fair value of cryptocurrencies of RMB36.2 million (US$5.2 million).

The net cash used in operating activities in 2024 reflected a net loss of RMB73.6 million, primarily due to (i) cryptocurrency mining revenue of RMB110.7 million, (ii) realized gain on exchange cryptocurrency of RMB 60.8 million, (iii) change in fair value of cryptocurrency of RMB 48.3 million, partially offset by (i) payment for operating activities of RMB104.2 million, (ii) sale of cryptocurrencies for cash of RMB109.0 million, (iii) share-based compensation expense of RMB44.7 million, (vi) depreciation and amortization of property, equipment and software of RMB 61.5 million, and (v) amortization of discount and interest on convertible notes of RMB 30.3 million.

The net cash used in operating activities in 2023 reflected a net income of RMB12.6 million, primarily due to (i) cryptocurrency mining revenue of RMB168.3 million, (ii) gain on extinguished liabilities of WoW of RMB175.3 million, and (iii) gain on disposal of discontinued operations of RMB158.8 million, partially offset by (i) impairment loss of equipment and intangible assets of RMB161.0 million, (ii) decrease of cryptocurrencies for payment for operating activities and sale of cryptocurrencies for cash of RMB223.7 million, (iii) depreciation and amortization of property, equipment and software of RMB86.9 million, and (iv) share-based compensation expense of RMB70.8 million.

Investing Activities

Net cash provided by investing activities was RMB1.1 million (US$0.2 million) in 2025, which primarily included (i) refund received from return of License assets of RMB9.0 million (US$1.3 million), and (ii) refund received from return of Royalty assets of RMB9.0 million (US$1.3 million), (iii) proceeds from disposal of other investment of RMB3.4 million (US$0.5 million), and (iv) proceeds from redemption of short term investment of RMB2.5 million (US$0.4 million), partially offset by (i) loan to a related party of RMB7.1 million (US$1.0 million), (ii) cash paid for purchase of short term investment of RMB3.4 million (US$0.5 million), (iii) purchase of intangible assets of RMB10.5million (US$1.5 million), and (iv) purchase of property, equipment and software of RMB1.4 million (US$0.2 million).

Net cash used in investing activities was RMB57.0 million in 2024, which primarily included (i) purchase of other investment of RMB28.4 million, and (ii) purchase of equity investment of RMB10.6 million.

Net cash provided by investing activities was RMB4.7 million in 2023, which primarily included (i) proceeds from disposal of other investment of RMB5.2 million, and (ii) refund received from other investment of RMB1.5 million, partially offset by purchase of property, equipment and software of RMB2.1 million.

Financing Activities

Net cash provided by financing activities in 2025 was RMB78.5 million (US$11.2 million), primarily attributable to (i) proceeds from convertible notes of RMB78.4 million (US$11.2 million), (ii) proceeds from equity financing of RMB31.5 million (US$4.5 million), and (iii) contributions from noncontrolling interests of RMB1.1 million (US$0.2 million), and partially offset by (i) repayments of BTC Mortgage loan of RMB32.0 million (US$4.6 million).

Net cash provided by financing activities in 2024 was RMB69.8 million, primarily attributable to (i) proceeds from BTC Mortgage loan of RMB87.3 million, (ii) proceeds from equity financing of RMB17.8 million, and (iii) contribution from shareholder of RMB1.1 million, and partially offset by (i) repayment of loans from a related party of RMB2.8 million.

Net cash provided by financing activities in 2023 was RMB32.2 million, primarily attributable to the proceeds from issuance of convertible note of RMB85.3 million, partially offset by (i) repayments of convertible notes of RMB42.9 million, and (ii) repayment of loans from a related party of RMB9.5 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent period primarily include our purchase of mining machines, convertible notes payable and operating lease obligations.

We incurred capital expenditures of RMB2.1 million, nil and RMB11.9 million (US$1.7 million) in 2023, 2024 and 2025, respectively. In 2023, 2024 and 2025, the capital expenditures principally consisted of purchases of cryptocurrency mining machines, other equipment, software and license.

Our convertible notes payable includes the one-year convertible notes in a principal amount of US$8.8 million issued to Streeterville Capital, LLC. If Streeterville Capital, LLC converts the notes or if we choose to repay the notes by issuance of shares, the upcoming cash repayment will be reduced. As of December 31, 2025, we have RMB48.2 million (US$6.9 million) of convertible debt-current.

Our operating lease obligations includes the lease of office space, parking lots and warehouse. As of December 31, 2025, we have RMB4.2 million (US$0.6 million) of current portion of operating lease liabilities and RMB7.8 million (US$1.1 million) of non-current portion of operating lease liabilities.

C.Research and Development, Patents and Licenses, etc.

Our research and development efforts are primarily focused on development of online game related products. Our product development expenses were RMB2.0 million, RMB0.9 million and RMB9.8 million (US$1.4 million) in 2023, 2024 and 2025, respectively.

D.Trend Information

Except as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period beginning on January 1, 2026 and ending on the date of this annual report that are reasonably likely to have a material adverse effect on our net sales or revenues, results of operations, profitability, liquidity or capital resources, or that would cause the reported financial information not necessarily to be indicative of future operating results or financial conditions.

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

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported revenues and expenses during the reporting periods. The most significant accounting estimates reflected in the Group’s consolidated financial statements include impairment of long-term investments, allowance for credit losses, assessment of impairment of property, equipment and software, and other long-lived assets, assessment of impairment of advances to suppliers and other advances, incremental borrowing rates for lease assessment, fair value of the warrants, fair value of conversion feature, share-based compensation expenses, consolidation of VIE and its subsidiaries, valuation allowances for deferred tax assets, and contingencies. Such accounting policies are affected significantly by judgments, assumptions and estimates used in the preparation of the Group’s consolidated financial statements, and actual results could differ materially from these estimates.

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

Cryptocurrency Mining Revenue

The Group’s cryptocurrency mining revenues are in Bitcoin. We generate our Bitcoin mining revenues through the provision of computing power, or hash rate, in crypto asset transaction verification services to Bitcoin mining pool operators in exchange for non-cash consideration in Bitcoin. The provision of computing power is the sole performance obligation in our agreements with the mining pool operators and is satisfied over time. We are entitled to receive a fractional share of the Bitcoin award (less mining pool fees deducted by the mining pool operator) from the Bitcoin mining pool operators based on the daily computing power provided to the mining pool operators. The contract inception and the Group’s enforceable right to compensation begins only when, and lasts as long as, we provide computing power to the mining pool operator on a daily basis. The contract is terminable at any time either by the Company or the mining pool operator without any penalty to either party. As such, the termination option results in a contract that continuously renews and therefore has a duration for accounting purposes of less than 24 hours. However, the continual renewal of the agreement does not represent a material right requiring separate performance obligations, as the contractual payout formula remains the same upon each renewal.

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

Online game services

The Group earns revenue from the provision of online game operation services to players on the Group’s game servers and third-party platforms and overseas licensing of online game to other operators. The Group grants operation rights on authorized games, together with associated services that are rendered to customers over time. The Group adopts a virtual item and service consumption model for online game services. Players can access certain games free of charge, but many purchase game points to acquire in-game premium features. The Group may act as principal or agent depending on the nature of the transaction.

In 2025, the Group launched 9-bit related businesses, including the sale of game currency CDKEYs. CDKEYs are nonrefundable and non-returnable once sold. Revenue from CDKEYs is recognized at the point of sale, when the CDKEY is made available to the customer and the performance obligation is satisfied.

The determination of whether to record revenue gross or net is based on an assessment of various factors, including whether the Group (i) controls the specified virtual goods or services before transfer to the customer; (ii) customizes the virtual product or performs part of the services; (iii) has discretion over the selling price; (iv) has involvement in determining product or service specifications. The assessment is performed for all licensed online games.

When acting as principal

Revenues from online game operation operated through telecom carriers and certain online game operators are recognized upon consumption of the in-game premium features based on gross revenue sharing-payments to third-party operators, but net of value-added tax (“VAT”). The Group earns revenue from the sale of in-game virtual items. Revenue is recognized as the virtual items are consumed or over the estimated lives of the virtual items, estimated based on the average period that players are active and players’ behavior patterns derived from operating data. Accordingly, commission fees paid to third-party operators are recorded as cost of revenues.

When acting as agent

With respect to game license arrangements entered into by third-party operators, if the terms provide that (i) third-party operators are responsible for providing the game desired by the game players; (ii) the hosting and maintenance of game servers for running the games is the responsibility of third-party operators; (iii) third-party operators have the right to review and approve the pricing of in-game virtual items and the specification, modification or update of any game made by the Group; and (iv) publishing, providing payment solution and market promotion services are the responsibilities of third-party operators and the Group is responsible to provide intellectual property licensing and subsequent technical services, then the Group considers itself an agent of the third-party operators in such arrangements with game players. Accordingly, the Group records game revenues from these licensed games, net of amounts paid to the third-party operators.

Licensing revenue

The Group licenses its online games, most of which are developed in-house, to third parties. The Group receives monthly revenue-based royalty payments from third-party licensee operators. These royalties are recognized when the relevant game services are provided to end users. The Group views third-party licensee operators as its customers and recognizes revenue when the Group has transferred control of the game services.

Royalties are recognized only at the later of (a) the subsequent sale or usage by the licensee occurs or (b) the performance obligation to which the royalty relates has been satisfied, in whole or in part.

The fixed fee and variable royalty components of each license are recognized ratably over the contractual license term, commencing when the game is launched and the licensee is granted access, because the Group’s intellectual property subject to the license is symbolic in nature and the licensee has the right to access such intellectual property as it exists throughout the license period.

Fair Value of Cryptocurrencies

Effective January 1, 2023, we have elected to early adopt ASU 2023-08. As a result of the adoption of ASU 2023-08, cryptocurrencies are recorded at fair value, and changes in fair value are recognized in change in fair value of cryptocurrencies and in operating income (loss) on the consolidated statements of operations and comprehensive income (loss), as of and for the year ended December 31, 2023, 2024 and 2025. We track the cost basis of cryptocurrencies in accordance with the first-in-first-out method of accounting. See note <10> to our consolidated financial statements, which are included in this annual report, for further information regarding the impact of the adoption of ASU 2023-08 on us.

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

We recognize the impact of an uncertain income tax position at the largest amount that is more-likely-than-not to be sustained upon audit by the tax authority. Income tax related interest is classified as interest expenses and penalties as income tax expense. As of December 31, 2023, 2024 and 2025, we did not have any material liability for uncertain tax positions. Our policy is to recognize, if any, tax-related interest as interest expenses and penalties as income tax expenses. For the year ended December 31, 2023, 2024 and 2025, we did not have any material interest and penalties associated with tax positions.

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

From March 2025 to March 31, 2026, our board of directors and board committees authorized and approved the issuance of an aggregate number of 7,281,300 Class A ordinary shares (equivalent to 24,271 ADSs) pursuant to the Option Plan to the consultant as compensation for his services in connection with the development of Gamefi platform. In addition, from April 1, 2025 to March 31, 2026, we have issued an aggregate number of 7,652,700 Class A ordinary shares which are subject to the statutory lock-up conditions, to the consultant as compensation for its services in connection with the development of Gamefi business.

Due to the failure of the joint venture company to achieve annual operational targets and termination of cooperation with Zhejiang Huanyu, Tongze and JiTuo 4,457,400 Class A ordinary shares we issued to the consultant, which are subject to the statutory lock-up conditions, were returned to us in January 2026.

In September 2025, our board of directors and board committees authorized and approved the issuance of an aggregate number of 535,500,000 Class A ordinary shares (equivalent to 1,785,000 ADSs) pursuant to the Eleventh Amended and Restated 2004 Stock Option Plan in the form of restricted shares to our directors, officers, employees, and three consultants. Out of all granted restricted shares issued to our directors, executive officers and employees, (i) half of the restricted shares to each of them shall vest immediately upon approval of our board of directors and board committees; (ii) 25% of the restricted shares to each of them shall vest and be released from lock-up on the first anniversary of the approval of our board of directors and board committees, and (iii) 25% of the restricted shares to each of them shall vest and be released from lock-up on the second anniversary of the approval of our board of directors and board committees. Portion of the restricted shares were issued to three consultants, with one consultant’s restricted shares vesting in full upon approval of our board of directors and board committees; and the other two consultants’ restricted shares vesting under the following conditions: (i) 1/3 of the restricted shares shall vest and be released from lock-up after half a year, 1/3 shall vest on the first anniversary and the last 1/3 shall vest on the second anniversary of the approval of our board of directors and board committees.

Share-based compensation expenses of RRMB70.8 million, RMB44.7 million and RMB116.1 million (US$16.6 million) were recognized for the year ended December 31, 2023, 2024 and 2025, respectively, for options and restricted shares granted to our company’s and its subsidiaries’ employees and directors.

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

Accounts receivable primarily consist of amounts due from third-party game platforms and a related party. As of December 31, 2025, accounts receivable – related party amounted to RMB 6.3 million (US$0.9 million). No allowance for credit losses has been recorded for accounts receivable – related party, as such amounts are considered fully collectible. See Note 7 and Note 8 for further details.

Other receivables are included in prepayments and other current assets. Both accounts receivable and other receivables are recorded net of allowance for credit losses. Allowances for credit losses are charged to general and administrative expenses. The Group provided an allowance for credit losses of RMB17.8 million, nil and RMB 7.8 million (US$1.1 million) for the years ended December 31, 2023, 2024 and 2025, respectively. The Group has written-off an amount of RMB0.1 million, RMB0.8 million and RMB 7.8 million (US$1.1 million) for the years ended December 31, 2023, 2024 and 2025, respectively. The ending balance of allowances for credit losses are RMB 39.6 million and RMB 40.8 million (US$5.7 million) as of December 31, 2024 and 2025, respectively.

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

Indefinite-lived intangible assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized in an amount equal to that excess. Impairment charges relating to equipment amounting to RMB161.0 million, RMB6.5 million and nil were recognized in 2023, 2024 and 2025, respectively.

Consolidation of Variable Interest Entity, or VIE

Historically majority of our revenues was derived from online game operation in mainland China. Laws and regulations of mainland China, including the GAPP Circular and the Administrative Measures on Network Publication prohibit or restrict foreign ownership of online game related businesses. We believe, consistent with the view of our PRC legal counsel that our structure complies with these foreign ownership restrictions, subject to the interpretation and implementation of the GAPP Circular and the Administrative Measures on Network Publication. Specifically, we operated our online game business through Shanghai IT and have entered into a series of contractual arrangements with Shanghai IT and its equity owners. As a result of these contractual arrangements, we are entitled to receive service fees for services provided to Shanghai IT for an amount determined at our discretion, up to 90% of Chinese mainland entities’ profits. In addition, the equity owners of record for these entities have pledged all their equity interests in the VIE to us as collateral for all of their payments due to the wholly owned foreign enterprise, or WFOE, and to secure performance of all obligations of the VIE and their shareholders under various agreements. In addition, the agreements provide that any dividend distributions made by the VIEs, if any, are required to be deposited in an escrow account over which we have exclusive control. Moreover, through the Call Option Agreements and Shareholder Voting Proxy Agreements, each shareholder of the VIE granted WFOE or any third parties designated by the WFOE an irrevocable power of attorney to act on all matters pertaining to the VIE. We believe that the terms of the Call Option Agreements are currently exercisable and legally enforceable under the laws and regulations of mainland China. We also believe that the minimum amount of consideration permitted by the applicable laws of mainland China to exercise the options does not represent a financial barrier or disincentive for us to exercise our rights under the Call Option Agreements. A simple majority vote of our board of directors is required to pass a resolution to exercise our rights under the Call Option Agreements, for which consent of the shareholder of the VIE is not required. As a result of the totality of these arrangements, we have both the power to direct activities that most significantly impact the VIE economic performance and the obligation to absorb losses of or right to receive benefits from the VIE that are significant to Shanghai IT. As a result, we concluded we are the primary beneficiary of Shanghai IT and as such Shanghai IT is consolidated VIE of our company. Since the beginning of 2021, we have changed our business focus from online games to the blockchain industry, including the operation of cryptocurrency mining. We expect going forward that a majority of our revenues will be sourced outside of mainland China, and the revenues to be recorded in the variable interest entity will be minimal.

Convertible Notes and Beneficial Conversion Feature

We have issued convertible notes and warrants throughout 2023 and 2025. We have evaluated whether the conversion feature of the notes is considered an embedded derivative instrument subject to bifurcation in accordance with ASC 815, Accounting for Derivative Instruments and Hedging Activities. Based on our evaluation, the conversion feature is not considered an embedded derivative instrument subject to bifurcation as conversion option does not provide the holder of the notes with means to net settle the contracts. Convertible notes, for which the embedded conversion feature does not qualify for derivative treatment, are evaluated to determine if the effective rate of conversion pursuant to the terms of the convertible note agreement is below market value. In these instances, the value of the beneficial conversion feature is determined as the intrinsic value of the conversion feature, which is recorded as deduction to the carrying amount of the notes and credited to additional paid-in-capital. For convertible notes issued with detachable warrants, a portion of the note’s proceeds is allocated to the warrant based on the fair value of the warrants as of the date of issuance. The allocated fair values for the warrants and beneficial conversion feature are both recorded in the financial statements as debt discounts from the face amount of the notes, which are then accreted to interest expense over the life of the related debt using the effective interest method.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jun Zhu	59	Director, Chairman of the Board and Chief Executive Officer
Davin A. Mackenzie(1) (2)	65	Independent Director
Kwok Keung Chau(1) (2)	49	Independent Director
Ka Keung Yeung(1) (2)	66	Independent Director
George Lai (Lai Kwok Ho)	49	Director and Chief Finance Officer
Gary Gao (Gao Yan)	43	Chief Operating Officer

Notes:

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.

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

Kwok Keung Chau has served as our independent director since October 2015. Currently, he serves as chief financial officer of Laekna, Inc. (a company listed on the Hong Kong Stock Exchange with stock code: 2105. HK) since January 2024 and is responsible for overall financial planning and management, coordination of investors relations and corporate governance related works. Prior to joining Laekna, Inc., Mr. Chau served as an executive director and the chief financial officer of BetterLife Holding Limited (SEHK: 06909) from September 2020 to January 2024 and Comtec Solar Systems Group Limited (SEHK: 00712) from November 2007 to January 2020. Mr. Chau also acted as a member of supervisory board of RIB Software AG (symbol: RIB), a software company in Germany, which was listed on the Frankfurt Stock Exchange, from May 2010 to June 2013. He was also appointed as (i) an independent non-executive director and the chairman of the audit committee of Qingdao Port International Co., Ltd (SEHK: 06198; SSE: 601298) from May 2014 to May 2019; (ii) an independent non-executive director and the chairman of the audit committee of China Xinhua Education Group Ltd (SEHK: 02779) from October 2017 to November 2022; (ii) an independent non-executive director of China Tobacco International (HK) Company Limited (SEHK: 06055) from December 2018 to May 2024; (iv) an independent non-executive director of Bank of Zhangjiakou Co, Ltd (張家口銀行股份有限公司) since April 2020; (v) an independent non-executive director and the chairman of the audit committee of Suzhou Basecare Medical Corporation Limited (SEHK: 02170) from October 2021 to June 2023; (vi) an independent non-executive director and the chairman of the audit committee of China Infrastructure and Logistics Group Limited (SEHK: 01719) since May 2022; (vii) an independent non-executive director and the chairman of the audit committee of Laekna, Inc. (SEHK: 02105) from June 2023 to January 2024; and (viii) Independent non-executive director and the chairman of the audit committee of Qingdao Port International Company Limited (HKEx: 06198 and Shanghai Ex: 601298). Mr. Chau has been a member of the Association of Chartered Certified Accountants (ACCA) since June 2002, a Chartered Financial Analyst of CFA Institute since September 2003 and a member of Hong Kong Institute of Certified Public Accountants (HKICPA) since July 2005. Mr. Chau has been a fellow member of the Institute of Public Accountants (lPA) of Australia and Institute of Financial Accountants (IFA) since June 2020. Mr. Chau received a bachelor’s degree in Business Administration from the Chinese University of Hong Kong in December 1998.

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

George Lai has served as our chief financial officer since July 2008 and our director since January 2016. Currently, he also serves as an independent director, a member of the Board’s Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, and a chairman of the Board’s Audit Committee of DDC Enterprise Limited (NYSE: DDC). Prior to joining us, Mr. Lai worked for Deloitte Touche Tohmatsu since 2000. Mr. Lai worked in several different Deloitte offices, including Hong Kong, New York and Beijing. During his eight years at Deloitte, Mr. Lai played key roles in the audit function in a number of IPO projects in the United States and China. He also assisted public companies in the United States, Hong Kong and China with a wide range of accounting matters. Mr. Lai also served as an independent non-executive director and chairman of the compensation committee of Qingdao Port International Co., Ltd. (06198. HK, 601298. SH) from 2019 to 2025. Mr. Lai received his bachelor of business administration, with a focus in professional accountancy, from the Chinese University of Hong Kong. Mr. Lai holds various accounting professional qualifications, including from AICPA, FCCA and HKICPA.

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

B.Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2025, the aggregate cash compensation paid or payable to our executive officers and non-executive directors for their services in 2025 was approximately RMB5.1 million (US$0.7 million) and RMB1.1 million (US$0.2 million), respectively. No director or executive officer is entitled to any severance benefits upon termination of his or her employment with or appointment by our company. With respect to compensation in the form of share incentive awards, see “—Share Incentive Plan.”

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

Under the Eleventh Amended and Restated 2004 Stock Option Plan, the maximum aggregate number of Class A ordinary shares that may be issued pursuant to awards is 2,050,000,000. As of March 31, 2026, no option to purchase Class A ordinary shares under the Option Plan was outstanding and 1,430,434,500 restricted shares were issued upon the grant of restricted shares and the vesting of restricted share units.

Set forth below is a summary of the issuance of our Class A ordinary shares pursuant to the Option Plan since September 2023:

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

From March 2025 to March 31, 2026, our board of directors and board committees authorized and approved the issuance of an aggregate number of 7,281,300 Class A ordinary shares (equivalent to 24,271 ADSs) pursuant to the Option Plan to the consultant as compensation for his services in connection with the development of Gamefi platform.

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

In September 2025, our board of directors and board committees authorized and approved the issuance of an aggregate number of 535,500,000 Class A ordinary shares (equivalent to 1,785,000 ADSs) pursuant to the Eleventh Amended and Restated 2004 Stock Option Plan in the form of restricted shares to our directors, officers, employees, and three consultants. Out of all granted restricted shares issued to our directors, executive officers and employees, (i) half of the restricted shares to each of them shall vest immediately upon approval of our board of directors and board committees; (ii) 25% of the restricted shares to each of them shall vest and be released from lock-up on the first anniversary of the approval of our board of directors and board committees, and (iii) 25% of the restricted shares to each of them shall vest and be released from lock-up on the second anniversary of the approval of our board of directors and board committees. Portion of the restricted shares were issued to three consultants, with one consultant’s restricted shares vesting in full upon approval of our board of directors and board committees; and the other two consultants’ restricted shares vesting under the following conditions: (i) 1/3 of the restricted shares shall vest and be released from lock-up after half a year, 1/3 shall vest on the first anniversary and the last 1/3 shall vest on the second anniversary of the approval of our board of directors and board committees.

The following table provides a summary of the options and restricted shares granted to our directors, executive officers and other individuals as a group under the Option Plan as of March 31, 2026 and that remained outstanding.

			Total Number
			of Ordinary
			Shares
	Restricted		Underlying
	Shares Issued		Options	Exercise Price	Expiration Date

	(in US$)
Jun Zhu	862,800,000	(1)	—	—	—
Davin Alexander Mackenzie	*		—	—	—
Kwok Keung Chau	*		—	—	—
Ka Keung Yeung	*		—	—	—
George Lai	233,510,541	(2)	—	—	—
All Directors and Senior Executive Officers as a Group	1,096,310,541		—	—	—

* Less than 1% of our total issued and outstanding shares.

(1)	Consists of 7,500,000 Class B ordinary shares, 166,299, 900 Class A ordinary shares represented by ADSs held by Jun Zhu, and 689,000,100 Class A ordinary shares in the form of restricted shares, among which 419,000,000 Class A Class A ordinary shares are subject to lock-up period and restrictions that will be removed in installments, provided that certain of our pre-agreed performance target are met.

(2)	Includes 92,010,300 Class A ordinary shares represented by ADSs held by George Lai, and 141,500,241 Class A ordinary shares in the form of restricted shares, among which 127,000,000 Class A ordinary shares are subject to lock-up period and restrictions that will be removed in installments, provided that certain of our pre-agreed performance target are met.

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

D.Employees

We had 50, 50 and 44 employees as of December 31, 2023, 2024 and 2025, respectively. We consider our relations with our employees to be good.

E.Share Ownership

As of March 31, 2026, there were 4,581,950,212 ordinary shares outstanding, being the sum of 4,518,342,878 Class A ordinary shares (excluding 408,632,007 ordinary shares we reserved for issuance upon the exercise of options under our share incentive plan, and for our treasury ADSs) and 63,607,334 Class B ordinary shares.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2026 by:

●	each of our directors and executive officers who are also our shareholders; and
●	each person known to us to beneficially own 5% or more of our ordinary shares.

	Ordinary Shares Beneficially Owned(1)
				Total ordinary			% of	% of
				Shares on an			aggregate voting	aggregate voting power
	Class A	Class A		as converted basis	% (excl. non-	% (incl. non-	power (excl. Non-	(incl. Non-
	excluding non-	excluding non-		(excl. non-	pecuniary	pecuniary	pecuniary	pecuniary
	pecuniary interest	pecuniary interest	Class B	pecuniary interest)	interest)(2)	interest)(2)	interest)(3)	interest)(4)
Directors and Executive Officers:
Jun Zhu(4)	861,316,294	1,418,863,679	63,607,334	924,923,628	20.19%	32.35%	66.38%	71.51%
Davin A. Mackenzie	*		—	*	*	*
Kwok Keung Chau	*		—	*	*	*
Ka Keung Yeung	*		—	*	*	*
George Lai (Lai Kwok Ho) (6)	233,510,541		—	233,510,541	5.10%	N/A	2.15%	N/A
Gary Gao (Gao Yan)	*		*	*	*	*
All Directors and Senior Executive Officers as a Group	1,168,762,171	1,726,309,556	63,607,334	1,232,369,505	26.90%	39.06%	69.21%	74.34%
Principal Shareholders:
Jun Zhu(5)	861,316,294	1,418,863,679	63,607,334	924,923,628	20.19%	32.35%	66.38%	71.51%
George Lai (Lai Kwok Ho) (6)	233,510,541		—	233,510,541	5.10%	N/A	2.15%	N/A
Bripheno Pte. Ltd. (7)	597,000,000		—	597,000,000	12.46%	N/A	5.38%	N/A
Shenma Limited	396,986,475		—	396,986,475	8.66%	N/A	3.65%	N/A
Lucky Link Investments Limited	348,703,143		—	348,703,143	7.61%	N/A	3.21%	N/A

Notes:

*  Less than 1% of our total outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2026, including through the exercise of any option, warrant or other right or the conversion of any other security.
(2)	Percentage of beneficial ownership is based on 4,581,950,212 ordinary shares outstanding as of March 31, 2026, as well as the shares underlying share options and warrants exercisable by such person or group within 60 days from March 31, 2026.
(3)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group, excluding shares with non-pecuniary interest, by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to one-hundred votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.
(4)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group, including shares with non-pecuniary interest, by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to one-hundred votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.
(5)	Includes (i) 6,107,334 Class B ordinary shares and 912,094 Class A ordinary shares represented by ADSs held by Incsight Limited, a British Virgin Islands company that is wholly owned and controlled by Mr. Jun Zhu, (ii) 57,500,000 Class B ordinary shares, 689,000,100 Class A ordinary shares and 171,404,100 Class A ordinary shares represented by ADSs held by Mr. Jun Zhu, among which 402,333,333 Class A ordinary shares are subject to lock-up period and restrictions that will be removed in installments, provided that certain pre-agreed performance target of the Issuer are met and (iii) shares with non-pecuniary interest, i.e. 76,302,600 Class A ordinary shares held by Shenzhen JiTuo Interactive Technology Co., Ltd and 481,244,785 Class A ordinary shares represented by ADSs that are held by certain shareholders of the Issuer (including Bripheno Pte. Ltd., Wevision Pte. Ltd.,) who have granted Mr. Jun Zhu and/or Incsight Limited the sole voting power with respect to such shares through respective contractual arrangements. Mr. Jun Zhu has been, directly or indirectly through Incsight Limited, granted sole voting power with respect to a total number of 1,418,863,679 Class A ordinary shares, among which 689,000,100 Class A ordinary shares is held by Jun Zhu in the form of Class A ordinary shares, 171,404,100 Class A ordinary shares represented by ADSs held by Jun Zhu, 912,094 Class A ordinary shares represented by Incsight Limited, 76,302,600 Class A ordinary shares held by Shenzhen JiTuo Interactive Technology Co., Ltd and 481,244,785 Class A ordinary shares represented by ADSs that are held by certain shareholders of the Issuer (including Bripheno Pte. Ltd., Wevision Pte. Ltd.,). Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(6)	Includes 141,500,241 Class A ordinary shares in the form of restricted shares and 92,010,300 Class A ordinary shares represented by ADSs held by George Lai, among which 122,166,667 Class A ordinary shares are subject to lock-up period and restrictions that will be removed in installments, provided that certain of our pre-agreed performance target are met.
(7)	Includes (i) 150,000,000 Class A ordinary shares represented by ADSs, (ii) 120,000,000 Class A ordinary shares represented by ADSs issued pursuant to the exercise of the conversion rights under a two-year 3% per annum convertible promissory note with the principal amount of US$6 million to Bripheno Pte. Ltd., (iii) 117,000,000 Class A ordinary shares represented by ADSs issued pursuant to the Private Placement Securities Purchase Agreement entered into with us in March 2025, (iv) 120,000,000 Class A ordinary shares issuable upon the exercise of the warrants exercisable pursuant to the terms and conditions specified in the Warrant to purchase Class A ordinary shares of The9 Limited (as amended) between The9 Limited and Bripheno Pte. Ltd. dated in November 2023, and (v) 90,000,000 Class A ordinary shares issuable upon the exercise of the warrants exercisable pursuant to the terms and conditions specified in the Warrant to purchase Class A ordinary shares of The9 Limited (as amended) between The9 Limited and Bripheno Pte. Ltd. dated in March 2025. Bripheno Pte. Ltd. is a Singapore company wholly owned and controlled by a group of unrelated third-party individual investors. The registered address for Bripheno Pte. Ltd. is 5 Upper Aljunied Link, #06-02, Quartz Industrial Building, Singapore 367903.

To our knowledge, as of March 31, 2026, 2,633,960,692 Class A ordinary shares (including 408,632,007 ordinary shares we reserved for issuance upon the exercise of options under our share incentive plan and for our treasury ADSs), were held by two record shareholders in the United States, one of which is The Bank of New York Mellon, our ADS depositary. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions Arrangements with Variable Interest Entity

Current laws and regulations of mainland China impose substantial restrictions on foreign ownership of entities involved in ICP in mainland China. Therefore, we conduct part of our activities through a series of agreements with Shanghai IT, the variable interest entity. Shanghai IT holds the requisite licenses and approvals for conducting ICP-related businesses in mainland China. Shanghai IT is owned by our employee Wei Ji, who acquired his equity interests in Shanghai IT from Jun Zhu in November 2011, and our employee Qi Wang, who acquired his equity interests in Shanghai IT from Zhimin Lin in December 2021.

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

We do not believe we could have obtained these agreements, taken as a whole, from unrelated third parties. Because of the uncertainty relating to the legal and regulatory environment in China, the terms of most of the agreements were not defined unless terminated by the parties thereto. According to our PRC counsel, Grandall Law Firm, subject to the interpretation and implementation of the Circular and the Administrative Measures on Network Publication promulgated by the General Administration of Press and Publication, or the GAPP, the existing contractual arrangements are valid, binding and enforceable under the current laws and regulations of mainland China. The principal provisions of these agreements are described below.

Exclusive Technical Service Agreement. We provide Shanghai IT with technical services for the operation of computer software and related businesses, including the provision of systematic solutions for the operation of internet websites, the rental of computer and internet facilities, daily maintenance of internet servers and databases, the development and update of computer software, and all other related technical and consulting services. Shanghai IT pays service fees equivalent to 90% of profits after deduction of validated costs by the contracting parties to us. We are the exclusive provider of these services to Shanghai IT. According to the rules and regulations of mainland China, related party transactions should be negotiated at the arm’s length basis and apply reasonable transfer pricing methods. However, the determination of service fees is under the sole discretion of us. This agreement shall remain in force indefinitely unless the parties agree in writing to terminate in advance.

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

Call Option Agreement. We entered into a call option agreement with each of the shareholders of Shanghai IT, under which the parties irrevocably agreed that, at our sole discretion, we and/or any third party we designate will be entitled to acquire all or part of the equity interest in Shanghai IT, to the extent permitted by the then-effective laws and regulations of mainland China. The consideration for such acquisition will be the price equal to the lower of the amount of the registered capital of Shanghai IT and the minimum amount permissible by the then-applicable laws of mainland China. The shareholders of Shanghai IT have also agreed not to enter into any transaction, or fail to take any action, that would substantially affect the assets, liabilities, equity, operations or other legal rights of Shanghai IT without our prior written consent, including, without limitation, declaration and distribution of dividends and profits; sale, assignment, mortgage or disposition of, or encumbrances on, Shanghai IT’s equity; merger or consolidation; creation, assumption, guarantee or incurrence of any indebtedness; entering into other materials contracts. This agreement shall not expire until such time as we acquire all equity interests of Shanghai IT subject to applicable laws of mainland China.

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

In the opinion of Grandall Law Firm, our PRC counsel:

●	the ownership structures of Shanghai Hui Ling and Shanghai IT currently are in compliance with laws or regulations of mainland China currently in effect; and
●	the contractual arrangements among Shanghai Hui Ling, Shanghai IT and the shareholders of Shanghai IT governed by laws of mainland China currently are valid, binding and enforceable under laws of mainland China, and do not and will not result in any violation of applicable laws or regulations of mainland China currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules in mainland China. The PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in value-added telecommunications services business, such as the internet content provision services, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be affected by the Foreign Investment Law.”

Investments or Agreements entered into with Variable Interest Entity or Associates

We charged a service fee to Big Data, a previous equity investee and now a subsidiary of ours, amounted to nil, nil and nil in 2023, 2024 and 2025, respectively. As of December 31, 2023, 2024 and 2025, the total amount due from Big Data was RMB1.3 million, RMB1.3 million and RMB1.4 million (US$0.2 million), respectively.

In March 2024, we signed a definitive share purchase agreement with WM Therapeutic, to purchase an additional 21.7% of the shares of WM Therapeutic by cash and issuance of our Class A ordinary shares. We had previously acquired 8.3% of the shares of WM Therapeutic in 2021 through one of our then variable interest entities. We paid cash consideration of US$1.5 million and issued 251,290,500 Class A ordinary shares to WM Therapeutic. The Class A ordinary shares to be issued to WM Therapeutic were be subject to certain lock-up conditions. Upon the completion of this transaction, we cumulatively owned 30% of the shares of WM Therapeutic. We were granted a purchase option to purchase up to 51% of the shares of WM Therapeutic. WM Therapeutic operates digital precision medicine platform for brain disease using generative AI large language model. WM Therapeutic develops brain disease screening platform and digital human personalized psychological consultant, AI precision diagnostic equipment, personalized neuromodulation treatment equipment, generative AI large language model and AI drug clinical research platform. WM Therapeutic leverages AI multi-dimensional omics data analysis technology, original drug discovery technology, brain-computer interface research technology, cohort research on brain diseases, multi-dimensional omics database, brain disease digital targets and digital pathology models and individual characteristics to achieve clinical precision diagnosis and treatment of central nervous system diseases. In July 2025, we reached an agreement with WM Therapeutic via entering into a share transfer agreement, pursuant to which the Company and WM Therapeutic agreed to repurchase their respective shares from each other (the “WM Therapeutic Share Transfer Agreement”). Upon the closing of WM Therapeutic Share Transfer Agreement, we hold 8.3% shares of WM Therapeutics by virtue of our initial investment in WM Therapeutics in 2021. We sold the repurchased shares of us returned from WM Therapeutic under the WM Therapeutic Share Transfer Agreement to third-party purchaser. As of the date of this annual report, WM Therapeutic does not hold any of our shares.

In May 2024, we signed a definitive share purchase agreement with Kuaijin, to purchase 15% of KuaiJin by cash and issuance of our Class A ordinary shares. We were also granted a purchase option to purchase up to 51% of the total shares of KuaiJin. The purchase option is exercisable within two years and will be based on KuaiJin’s valuation at US$60 million. KuaiJin provides standardized cost-effective solution to retail stores in China. Within 48 hours, traditional retail stores can be transformed into AI unmanned retail store by installation of KuaiJin hardware and software. The AI unmanned retail stores can be opened 24 hours a day, seven days a week, under the monitor of AI-powered 360-degree surveillance cameras. After such transformation, the payroll cost will be significantly reduced. The chance of getting shoplifting will also be reduced. Profit of the retail stores will be increased accordingly. Due to this clear business model, KuaiJin has already transformed more than 3,700 retail shops in more than 100 cities in China.

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

In June 2024, we signed a definitive share purchase agreement with Wuhan Weixiang, to purchase 19% of WeiXiang by cash and issuance of our Class A ordinary shares. We will pay cash consideration of US$1.5 million and will issue 284,465,400 Class A ordinary shares (equivalent to 948,218 ADSs) to WeiXiang. The Class A ordinary shares to be issued to Weixiang will be subject to certain lock-up conditions. We have also been granted a purchase option to purchase up to 51% of the total shares of WeiXiang based on a valuation calculated as 7 times of WeiXiang’s audited annual profit after tax, provided that such valuation should be higher than US$45 million. WeiXiang was founded by Mr. Xu Wang, a pioneer in the educational technology landscape in China who earned several educational awards including the title of 2018 China Education Industry Figure of the Year. Mr. Wang initially gained recognition with proprietary K-12 class management platform YuanDing, which revolutionized classroom management for teachers across China. Under Mr. Wang’s leadership, the platform had reached millions of daily active users. In 2020, Mr. Wang founded WeiXiang, aiming to create a localized online school ecosystem powered by short videos and live streaming. WeiXiang leverages popular platforms like TikTok, KuaiShou and WeChat Video Channels, serving as their official ecosystem partner. WeiXiang distinguishes itself from traditional live-streaming educational companies through its extensive use of AI applications. In November 2025, we entered into a share transfer agreement with WeiXiang, pursuant to which we and WeiXiang agreed to repurchase our respective shares from each other (the “WeiXiang Share Transfer Agreement”). Upon the closing of WeiXiang Share Transfer Agreement, we only hold 3.33% shares of WeiXiang, which were received as consideration for the cash we paid. We sold the repurchased shares returned by WeiXiang under the WeiXiang Share Transfer Agreement to third-party purchaser. As of the date of this annual report, WeiXiang does not hold any of our shares.

In August 2024, through Shanghai IT, we signed a joint venture agreement with Zhejiang Huanyu to establish a joint venture to operate the mobile and PC versions of the new MIR M game, pursuant to which Zhejiang Huanyu promised to guide its existing MIR and related game users to the joint venture to ensure the smooth operation of MIR M by the joint venture. We promised to grant Zhejiang Huanyu our Class A ordinary shares, which will be unlocked in stages according to Zhejiang Huanyu’s commitment to the joint venture’s annual business results. This joint venture company, Shaoxing Jiuyu, has obtained the ICP License. Shaoxing Jiuyu has become one of our consolidated subsidiaries to operate the mobile and PC versions of the new MIR game: MIR M, in which we hold a 51% stake and Zhejiang Huanyu holds a 49% stake. Zhejiang Huanyu committed that the joint venture will have a game revenue of at least RMB900 million (approximately US$126 million) and a profit of RMB300 million (approximately US$42 million) in 2025, and that the game revenue and profit will increase by at least 30% annually in 2026 and 2027. All after-tax profits of that joint venture will be distributed as dividends every quarter according to the shareholding ratio of the joint venture partners. In December 2025, we terminated cooperation with Zhejiang Huanyu due to the MIR M Publishing Termination and failure to achieve annual operational targets.

In October 2024, Shanghai IT signed a joint venture agreement with Shao Xing Tong Ze Network Science and Technology Co., Ltd. (“Tong Ze”), an AI algorithms and big data marketing service provider in China. We hold a 51% stake and Tong Ze holds a 49% stake in the joint venture. The joint venture has become one of our consolidated subsidiaries to operate AI algorithms and big data marketing business, and was expected to provide marketing solutions to MIR M game. Pursuant to the agreement, Tong Ze committed that it will utilize its AI algorithms and big data to reach more than 100 million relevant pan-MIR tag users and more than 30 million paid MIR users. It also committed to us that this joint venture will have an annual profit of more than RMB100 million (approximately US$14 million) in 2025. Due to the MIR M Publishing Termination, we terminated the joint venture agreement with TongZe in November 2025 (the “Tongze Termination Agreement”). According to the audit report, the joint venture did not achieve any of the Interim Targets and/or the Operational Target set forth in the joint venture agreement during the period from January 1, 2025, to the signing date of the Tongze Termination Agreement. Tongze and its designated entities returned 203,580,623 Class A ordinary shares we issued to them under the joint venture agreement.

In December 2024, Shanghai IT signed a joint venture agreement with JiTuo, an AI algorithms mobile advertising company in China. JiTuo is a game development partner with AppLovin Corporation (Nasdaq: APP) in China. It is also an agency partner for Apple Search Ads in China. We hold a 51% stake and JiTuo holds a 49% stake in the joint venture. The joint venture will become one of our consolidated subsidiaries to operate AI algorithms mobile advertising business, and is expected to provide marketing solutions to our upcoming new games. Pursuant to the agreement, JiTuo committed that it will utilize its advertising AI model and data algorithm system to assist our upcoming new games in optimizing advertising placement materials to enhance the conversion rate and accuracy of advertisements; optimizing the display effect and keywords in the app store to increase the conversion rate of app downloads and acquiring natural traffic. It also committed to us that the joint venture will have an annual profit of more than RMB20 million (approximately US$2.8 million) in 2025, with profit increasing by at least 50% annually in 2026 and 2027. All after-tax profits of the joint venture will be distributed as dividends every quarter according to the shareholding ratio of the joint venture partners. In July 2025, we terminated the joint venture agreement with JiTuo and released from the lock-up 9,946,200 restricted shares out of all the restricted shares we issued to JiTuo, due to the satisfaction of certain profit targets by the JV. In July 2025, immediately after the termination of joint venture agreement with JiTuo, we re-negotiated another agreement with JiTuo and acquired the remaining 49% of shares in Shenzhen Shuzhi for the total consideration price of RMB 75 million, and signed a share purchase agreement with JiTuo to reflect the acquisition. Pursuant to the agreement we will 1) pay RMB 30 million in cash, divided in two equal installments of RMB 15 million each and payable according to the terms thereof, i.e. cash consideration will be paid only when the targeted net profit before income tax is met, and 2) issue restricted Class A Ordinary shares for a total monetary value of RMB 45,000,000 in three batches subject to the satisfaction of the operational targets. Shares issued not released are subject to cancellation and return to the Company.

In February 2020, we extended several loans to NANYANG HERBS PTE. LTD. (the “NanYang Herbs”) and subsequently, we agreed with NanYang Herbs to convert all loans to NanYang Herbs into 50% shareholdings of NanYang Herbs. We entrusted a nominee to hold trust shares of 50% in NanYang Herbs, and the nominee had to exercise rights in accordance with the instructions of us. In February 2020, Nanyang Herbs entered into a research collaboration agreement with Nanyang Technological University (“NTU”) to jointly provide technology and financial support to fund the research project to embark on evidence-based study to illustrate the medicinal values and efficacies of certain herbs. We invested an amount of RMB3.3 million (US$0.5 million) to Nanyang Herbs in 2020 and RMB3.3 million (US$0.5 million) in 2021. In 2025, our subsidiary GameNow Limited, Nanyang Herbs and Nanyang Biologics Pte. Ltd (“NYB”), an affiliate of Nanyang Herbs, entered into an agreement, pursuant to which our investments in NanYang Herbs in 2020 and 2021, and our 50% shareholding in NanYang Herbs converted into 220,500 shares (14.54%) of Nanyang Biologics Pte. Ltd.

In August 2025, we provided a convertible loan to NYB via entering into a Convertible Note Agreement with NYB with an aggregate principal amount of US$1,000,000 (the “Notes”), and the pre-money valuation of NYB is US$50,000,000 (the “First NYB CB Agreement”). The Maturity Date of the Notes is the date falling twenty-four (24) months from the closing date of each Note. Pursuant to the First NYB CB Agreement, the Notes shall be converted into a certain number of NYB shares at the agreed conversion price prior to filing of preliminary listing documents for public listing of NYB shares, which shall not be later than 31 March 2026 or such other date as NYB and we may mutually agree in writing (“the Listing Deadline”). If NYB is not listed on or before the Listing Deadline, we have the right to convert notes into equity or request to repay the Notes together with accrued interest, at any time at our own discretion. As of the date of this annual report, this transaction has been closed.

In November 2025, we signed another Convertible Note Agreement with an aggregate principal amount of US$1,000,000 with NYB, at the pre-money valuation of NYB of US$50,000,000, with substantially similar material commercial terms and conditions as the First NYB CB Agreement (the “Second NYB CB Agreement”). As of the date of this annual report, this transaction has been closed.

Loans and transactions with Related Parties

Mr. Jun Zhu, the chairman and chief executive officer, extended aggregate of RMB60.0 million, RMB73.9 million, RMB11.0 million, RMB16.1 million in loan to us in 2016, 2017, 2018 and 2019, respectively. The loans are interest-free. We have repaid a total of RMB9.5 million, RMB2.0 million and nil for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2023, 2024 and 2025, RMB2.0 million, nil and nil of such loan remained outstanding, respectively.

In August 2025, the company lent RMB7,132,030 (USD$1,019,867) to the Nanyang Biologics, a related party (see Note 11. Investments). The loan term was two years at interest rate of 8% per annum. As of December 31, 2025, accrued interest amounted to RMB173,689 (USD$24,837), and the total carrying amount of principal and accrued interest was RMB7,306 thousand (USD$1,045 thousand). Pursuant to the NYB CB Agreement, the Notes shall be converted into a certain number of NYB shares at the agreed conversion price prior to filing of preliminary listing documents for public listing of NYB shares, which shall not be later than 31 March 2026 or such other date as NYB and we may mutually agree in writing (“the Listing Deadline”). If NYB is not listed on or before the Listing Deadline, we have the right to convert notes into equity or request to repay the Notes together with accrued interest, at any time at our own discretion.

Shanghai Zhong Shun Heng Xin Network Science and Technology Co., Ltd. (“Shanghai ZSHX”), the 49% noncontrolling interest holder of the Group’s Shanghai joint venture, received online gaming revenue on behalf of the Group by provision of payment channel. As of December 31, 2025, revenue - related party amounted to RMB7,854 thousand (USD$1,123 thousand), cost - related party amounted to RMB6,921 thousand (USD$990 thousand), accounts receivable - related party amounted to RMB6,284 thousand (USD$899 thousand), other receivable - related party amounted to RMB515 thousand (USD$74 thousand), and Accounts Payable - related party amounted to RMB3,629 thousand (USD$519 thousand). Accounts payable – related party primarily represents the amounts payable for game operating services provided by Shanghai ZSHX.

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

Legal Proceedings

Skychain Technologies Inc materially breached the Financing Agreement with us by failing to obtain permits required to complete the cryptocurrency hosting facility in Birtle, Manitoba, Canada and abandoned the construction project as a result. On July 6, 2022, filed a complaint against Skychain and its wholly owned subsidiary Miningsky Technologies (Manitoba) Inc. As of the date of this annual report, we have obtained summary judgment for CAD2 million and are in the processes of enforcement. Skychain has filed the appeal, which was rejected by the court in April 2023. In 2026, Skychain elected a new board of directors who are willing to engage with us on the settlement.

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

In 2024 we have filed a complaint against Hashland Inc. for breach of hosting agreement under which Hashland should provide a mining facility and perform uninterrupted hosting services. Hashland Inc. failed to perform its obligations, therefore we terminated the hosting agreement and sued them in the state court of Texas to recover our paid security deposit, damages and losses. We have applied for the security asset seizure. The first hearing has been set by the court on April 17, 2026.

In February 2025 we submitted case filing materials against shareholders of LGHSTR and its affiliated companies in the Hongkou district court of Shanghai, China. The court conducted the hearing in September 2025. We withdraw the lawsuit in October 2025 and initiated arbitration proceedings with Hong Kong International Arbitration Center. As of the date of this annual report, parties are in the process of appointing the sole arbitrator.

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

Dividend Policy

We currently intend to retain most, if not all, of our available funds and any future earnings for use in the operation of our business. Our board of directors has discretion as to whether we will distribute dividends in the future, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors determines to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, legal restrictions and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of the ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.Significant Changes

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.    THE OFFER AND LISTING

A.Offer and Listing Details

The ADSs, each currently representing 300 Class A ordinary shares, are listed on the Nasdaq Capital Market. The ADSs are traded under the symbol “NCTY.” The ADSs were listed on the Nasdaq Global Market from December 15, 2004 to October 2018. Effective May 9, 2018, we effected a change of the ratio of the ADSs to ordinary shares from one ADS representing one ordinary share to three ordinary shares. In October 2018, we transferred our listing venue to the Nasdaq Capital Market. Effective October 19, 2020, we effected a change of the ratio of the ADS to our Class A ordinary shares from one ADS representing three Class A ordinary shares to one ADS representing thirty Class A ordinary shares. The change in the ratio of the ADS to our Class A ordinary shares had no impact on our underlying Class A ordinary shares, and no Class A ordinary shares were issued or canceled in connection with the change in the ratio of the ADS to our Class A ordinary shares. Effective October 2, 2023, we effected a change of the ratio of the ADS to our Class A ordinary shares from one ADS representing thirty Class A ordinary shares to one ADS representing 300 Class A ordinary shares. Currently, each ADS represents 300 Class A ordinary shares. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the changes in ratio for all periods presented.

B.Plan of Distribution

Not applicable.

C.Markets

The ADSs have been listed on the Nasdaq Capital Market since October 2018 and previously on the Nasdaq Global Market since December 15, 2004 under the symbol “NCTY.”

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

The Chinese mainland Taxation

If we are considered a resident enterprise of mainland China under the PRC Enterprise Income Tax Law, our shareholders and ADS holders who are deemed non-resident enterprises may be subject to the 10% enterprise income tax on the dividends payable from us or any gains realized from the transfer of our shares or ADSs, if such income is deemed derived from mainland China, provided that (i) such foreign enterprise investor has no establishment or premises in mainland China, or (ii) it has establishment or premises in mainland China but its income derived from mainland China has no real connection with such establishment or premises. Furthermore, if we are considered a resident enterprise of mainland China and the PRC tax authorities consider the dividends we pay with respect to our shares or ADSs and the gains realized from the transfer of our shares or ADSs to be income derived from sources within mainland China, it is also possible that such dividends and gains earned by non-resident individuals may be subject to the 20% individual income tax in mainland China. It is uncertain whether, if we are considered a Chinese mainland resident enterprise, holders of our shares or ADSs would be able to claim the benefit of tax treaties or arrangements entered into between mainland China and other jurisdictions.

If we are required under the tax law of mainland China to withhold the Chinese mainland income tax on our dividends payable to our non-Chinese mainland resident shareholders and ADS holders, or if any gains realized from the transfer of our shares or ADSs by our non-Chinese mainland resident shareholders and ADS holders are subject to the enterprise income tax or the individual income tax, your investment in our shares or ADSs could be materially and adversely affected.

U.S. Federal Income Tax Considerations

The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or Class A ordinary shares by a U.S. Holder, as defined below, that holds the ADSs or Class A ordinary shares as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (the “Regulations”), judicial decisions, administrative pronouncements, and other relevant authorities, all as in effect as of the date hereof and all of which are subject to differing interpretations and change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) will not take, or that a court will not sustain, a position contrary to those described below.

The following discussion is for general information only and does not address all U.S. federal income tax considerations that may be relevant to particular investors in light of their individual circumstances or to persons in special tax situations, such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	persons liable for any minimum tax;
●	persons that have a functional currency other than the U.S. dollar;

●	persons holding their ADSs or Class A ordinary shares as part of a straddle, hedging, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	persons that actually or constructively own 10% or more of the ADSs or Class A ordinary shares (by vote or value);
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding their ADSs or Class A ordinary shares through such entities; or
●	persons who acquired their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;

all of whom may be subject to tax rules that differ significantly from those discussed below.

In addition, the discussion below does not address any U.S. state, local or non-U.S. tax considerations, the Medicare tax, any minimum tax, or any non-income tax (such as U.S. federal estate or gift tax) considerations.

U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE ADSs OR CLASS A ORDINARY SHARES.

For the purpose of this discussion, you are a “U.S. Holder” if you are a beneficial owner of the ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States, any state thereof or the District of Columbia;
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has in effect a valid election under applicable Regulations to be treated as a U.S. person.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or Class A ordinary shares and their partners should consult their tax advisors regarding the partnership’s investment in the ADSs or Class A ordinary shares.

It is generally expected that a U.S. Holder of ADSs should be treated, for U.S. federal income tax purposes, as the beneficial owner of the underlying Class A ordinary shares represented by the ADSs and the remainder of this discussion assumes that a U.S. Holder of ADSs will be treated in this manner. Accordingly, deposits or withdrawals of our Class A ordinary shares for the ADSs will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be a PFIC for any taxable year if either:

●	75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”); or
●	50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”).

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person), net gains from the sale or exchange of property producing such income and net foreign currency gains. Cash and assets readily convertible into cash are generally classified as passive assets, and goodwill and other unbooked intangibles associated with active business activities are generally classified as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is unclear, we intend to treat the variable interest entity (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over its operations, but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements.

Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of the ADSs, our PFIC status depends in part on the market price of the ADSs, which may be volatile. Recent declines in the market price of the ADSs has increased the risk that we may be a PFIC and, based on the nature and composition of our assets and income, and the current value of our assets (including unbooked goodwill), we believe that we were likely a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2025. Moreover, it is possible that we may be a PFIC for the current taxable year or future taxable years. As the market price of the ADSs may continue to fluctuate considerably, however, we cannot assure you of our PFIC status for any taxable year.

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

In addition, it is possible that one or more of our subsidiaries were also PFICs for U.S. federal income tax purposes for such years.

If we are a PFIC for any taxable year during which you hold the ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the ADSs or Class A ordinary shares, even if we cease to be a PFIC. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election (described below), you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or Class A ordinary shares, as applicable. If such an election is made, you will be deemed to have sold the ADSs or Class A ordinary shares at their fair market value, and any gain from such deemed sale will be subject to the rules described below under “Passive Foreign Investment Company Rules.” The rules described below with respect to any “excess distribution” received from us or any gain from an actual sale or other disposition of the ADSs or Class A ordinary shares will generally not apply to any of the ADSs or Class A ordinary shares with respect to which you make such an election for as long as we do not subsequently become a PFIC. The rules governing deemed sale elections are complex. You should consult your tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC.

Passive Foreign Investment Company Rules

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or Class A ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares will generally be treated as an excess distribution. Under the PFIC rules, if you receive any excess distribution or recognize any gain from a sale or other disposition (including a pledge) of the ADSs or Class A ordinary shares:

●	the excess distribution and/ or recognized gain will be allocated ratably over your holding period for the ADSs or Class A ordinary shares;
●	any amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we became a PFIC (each, a “pre-PFIC year”), will be subject to tax as ordinary income;

●	any amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to the highest tax rate in effect and applicable to you for each such year, and an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each such prior taxable year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) from the sale or other disposition of the ADSs or Class A ordinary shares cannot be treated as capital gains, even if you hold the ADSs or Class A ordinary shares as capital assets.

If we are a PFIC for any taxable year during which you hold the ADSs or Class A ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, you will generally be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules, and could incur liability for the deferred tax and interest charge described above if either (1) we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFICs or (2) you dispose of all or part of your ADSs or Class A ordinary shares. It is possible that one or more of our subsidiaries were also PFICs for prior taxable years. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may elect out of the excess distribution regime by making a mark-to-market election for such stock. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Regulations. Although the ADSs (but not our Class A ordinary shares) are currently listed on, and historically regularly traded on, the Nasdaq Capital Market, which is a qualified exchange or other market for these purposes, no assurance can be given that the ADSs will be regularly traded on an established securities market in the United States for any taxable year. However, as mentioned above, on January 11, 2024, and on earlier dates, we received written notifications from Nasdaq advising us that we were not in compliance with certain continued listing requirements, but we have regained compliance following such notifications. See “Item 3. Key Information—D. Risk Factors—General Risks Related to Our Shares, ADSs and Warrants—The ADSs may be delisted from the Nasdaq Capital Market as a result of our failure of meeting the Nasdaq Capital Market continued listing requirements.” If we fail to satisfy such requirements and fail to regain compliance on a timely basis, the ADSs could be delisted from the Nasdaq Capital Market. If the ADSs are delisted and are not otherwise readily tradable on an established securities market in the United States, as described above, the ADSs would not be treated as “marketable stock” for these purposes and you will not be eligible to make a mark-to-market election with respect to the ADSs. You will generally not be eligible to make a mark-to-market election with respect to Class A ordinary shares that are not represented by the ADSs. If any of our subsidiaries are or become PFICs, the mark-to-market election will technically not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

If you make a valid mark-to-market election for the ADSs, you will include in income for each year for which we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. You will be allowed a deduction for the excess, if any, of your adjusted basis in such ADSs over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss from the actual sale or other disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions that we make generally will be subject to the tax rules discussed below under “—Taxation of Dividends and Other Distributions on the ADSs or Class A Ordinary Shares,” except that the lower tax rate applicable to qualified dividend income would not apply.

If you make a mark-to-market election and we subsequently cease to be a PFIC, you will not be required to take into account the mark-to-market gain or loss described above during any period for which we are not a PFIC.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund (“QEF”) elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. In addition, if you hold ADSs or Class A ordinary shares in any year in which we are a PFIC, you will generally be required to file an annual information return on IRS Form 8621 regarding distributions received on the ADSs or Class A ordinary shares and any gain realized on the disposition of the ADSs or Class A ordinary shares. You should consult your tax advisors regarding any reporting requirements that may apply to you.

YOU SHOULD CONSULT YOUR TAX ADVISORS REGARDING THE EFFECT OF OUR STATUS AS A PFIC FOR PRIOR YEARS INCLUDING OUR TAXABLE YEAR ENDED DECEMBER 31, 2025 ON YOUR INVESTMENT IN THE ADSs OR CLASS A ORDINARY SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES, THE INABILITY TO MAKE A QEF ELECTION, AND THE POSSIBILITY OF MAKING A MARK-TO-MARKET OR DEEMED SALE ELECTION.

Taxation of Dividends and Other Distributions on the ADSs or Class A Ordinary Shares

As noted above, we were likely a PFIC for our most recent taxable year ended December 31, 2025, and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. Holder is set forth above in “—Passive Foreign Investment Company Rules.” If the ADSs or Class A ordinary shares are not treated as stock of a PFIC with respect to you, the following rules will generally apply. The gross amount of any distribution (including the amount of any tax withheld) we make to you with respect to the ADSs or Class A ordinary shares generally will be includible in your gross income as dividend income on the day actually or constructively received by the depositary, in the case of ADSs, or by you, in the case of Class A ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as computed for U.S. federal income tax purposes). The dividends will not be eligible for the dividends-received deduction allowed to corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as computed for U.S. federal income tax purposes), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or Class A ordinary shares, and then, to the extent such excess amount exceeds your tax basis, as a capital gain. Because we do not intend to determine our earnings and profits for U. S. federal income tax purposes, any distribution paid will generally be reported as a dividend for U. S. federal income tax purposes.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends will generally be eligible for the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or Class A ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. The ADSs (but not our Class A ordinary shares) are listed on the Nasdaq Capital market and are considered readily tradable on an established securities market in the United States, but there can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in the United States in subsequent years. However, as mentioned above, on January 11, 2024, and on earlier dates, we received written notifications from Nasdaq advising us that we were not in compliance with certain continued listing requirements, but we have regained compliance following such notifications. See “Item 3. Key Information—D. Risk Factors— General Risks Related to Our Shares, ADSs and Warrants— The ADSs may be delisted from the Nasdaq Capital Market as a result of our failure of meeting the Nasdaq Capital Market continued listing requirements.” If we fail to satisfy such requirements and fail to regain compliance on a timely basis, the ADSs could be delisted from the Nasdaq Capital Market. If the ADSs are delisted and are not otherwise readily tradable on an established securities market in the United States, dividends received on the ADSs would generally not be eligible for preferential tax rates. Because we do not expect that our Class A ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our Class A ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. If we are treated as a “resident enterprise” for PRC tax purposes under the PRC Enterprise Income Tax Law (see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The income tax laws of mainland China may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer”), we may be eligible for the benefits of the income tax treaty between the United States and mainland China (the “Treaty”). You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to the ADSs or ordinary shares.

For U.S. foreign tax credit purposes, dividends received on the ADSs or Class A ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. As described in “—The Chinese mainland Taxation,” if we are deemed to be a mainland China resident enterprise for mainland China tax purposes, U.S. Holders may be subject to mainland China’s withholding taxes on such dividends. Subject to certain conditions and limitations, if you are a Treaty-eligible U.S. Holder, you may be entitled to claim a foreign tax credit in respect of any such mainland China withholding taxes to the extent such taxes are nonrefundable under the Treaty. Alternatively, you may elect to deduct such taxes in computing your taxable income for U.S. federal income tax purposes. Your election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign income taxes paid or accrued in the relevant taxable year. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. You should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in light of their particular circumstances, whether or not you are Treaty-eligible.

Taxation of Disposition of the ADSs or Class A ordinary shares

As noted above, we were likely a PFIC for our most recent taxable year ended December 31, 2025, and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. Holder is set forth above in “—Passive Foreign Investment Company Rules.” If the ADSs or Class A ordinary shares are not treated as stock of a PFIC with respect to you, the following rules will generally apply. You will generally recognize gain or loss on the sale or other disposition of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized on the disposition and your adjusted tax basis in such ADSs or Class A ordinary shares. Any such gain or loss will generally be long-term capital gain or loss if your holding period in the ADSs or Class A ordinary shares exceeds one year at the time of disposition. Long-term capital gains of individuals and certain other non-corporate U.S. Holders are generally eligible for a reduced rate of taxation. The deductibility of capital losses may be subject to limitations.

Any such gain or loss will generally be treated as U.S.-source income or loss for U.S. foreign tax credit purposes. However, if as described in “—The Chinese mainland Taxation,” gains from the sale or other disposition of the ADSs or Class A ordinary shares are subject to tax in mainland China, if you are a Treaty-eligible U.S. Holder, you may apply the Treaty to treat such gains as from foreign sources for U.S. foreign tax credit purposes. Treaty-eligible U.S. Holders that do not apply the Treaty and U.S. Holders that are not Treaty-eligible may not be eligible to claim a foreign tax credit for any mainland China tax imposed on a sale or other disposition of the ADSs or Class A ordinary shares. Any such U.S. Holder may instead elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes, but only for a year in which such U.S. Holder elects to do so for all foreign taxes paid or accrued during such year. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. You should consult your tax advisors regarding the availability of a foreign tax credit and the deductibility of foreign taxes in light of their particular circumstances, as well as with respect to their eligibility for benefits under the Treaty.

THE PRECEDING SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. YOU SHOULD CONSULT YOUR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSIDERATIONS GENERALLY APPLICABLE TO THE OWNERSHIP AND DISPOSITION OF THE ADSs OR CLASS A ORDINARY SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, officers and directors are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Foreign Exchange Risk

We are exposed to foreign exchange risk arising from various currency exposures. Our payments to overseas developers, a portion of our financial assets and the convertible notes are denominated in U.S. dollars and other foreign currencies, while a significant portion of our revenues are denominated in RMB, the legal currency in mainland China. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk.

The conversion of RMB into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB has fluctuated against other currencies, at times significantly and unpredictably. The value of RMB against other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between RMB and other currencies in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Future movements in exchange rates between the U.S. dollar and the RMB may adversely affect the value of the ADSs.”

As of December 31, 2025, we had U.S. dollar-denominated cash and cash equivalents of US$8.4 million. A hypothetical 10% increase or decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase or decrease of RMB5.3 million in the U.S. dollar-denominated cash and cash equivalents as of December 31, 2025.

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

We entered into a new letter agreement with the depository on March 31, 2025 for a term of five years. The new letter agreement provides that the depository shall pay 50% of the revenue collected during the five-year term. We shall pay $150,000 of annual administrative fees to the depository. According to the letter agreement, we were paid a one-off payment of $120,000 for the incurred expenses and in part, to present a share of the revenue that the depository has collected. In 2025, there was approximately $80,000 of the revenue available for sharing by the depository. We were billed $150,000 at the end of 2025.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of proceeds

None.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15I under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2025, we did not maintain effective disclosure controls and procedures as of December 31, 2025 due to the material weaknesses and significant deficiency identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.” We have taken action to and will continue to undertake remedial steps to address such material weaknesses and significant deficiency as set forth below under “Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our chief executive officer, our chief financial officer and internal audit manager, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2025 due to the material weaknesses and significant deficiency identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”

Internal Control over Financial Reporting

In preparing our consolidated financial statements for the fiscal year ended December 31, 2025, we identified material weaknesses in our internal control over financial reporting, in accordance with the standards established by the PCAOB. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. For the year ended December 31, 2025, the material weaknesses identified were that (a) we failed to maintain and implement controls over our period-end closing and financial reporting process in a timely manner, and (b) we lacked accounting personnel with knowledge of U.S. generally accepted accounting principles and SEC financial reporting requirements, which resulted in a number of adjustments detected and or proposed by our auditor. We also noted the following deficiency that we believe to be significant deficiency. As defined in standards established by the PCAOB, a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. For the year ended December 31, 2025, the significant deficiency identified was that certain of the intercompany balances among the respective entities are not consistently reconciled and intercompany adjustments are made as topside entries. These entries are carried over from prior years without identifying the originating and receiving entities, and the explanations for these adjustments are not adequately documented. To remedy our identified material weaknesses and significant deficiency, we will prepare the period-end closing and financial reporting process earlier to ensure we have sufficient time on these. We will also strengthen our accounting personnel’s knowledge by training or additional hiring. We will improve on the reconciliation of intercompany balances by minimizing unnecessary intercompany transactions. However, we cannot assure you that we will remediate our material weaknesses and significant deficiencies in a timely manner.

In light of the material weaknesses and significant deficiencies identified, our management, accounting and financial reporting staff performed additional analyses and procedures in order to conclude that our consolidated financial statements as of December 31, 2025, and for the year then ended included in this Annual Report on Form 20-F are fairly stated in accordance with U.S. GAAP. Accordingly, our management believes that the Group’s consolidated financial statements as of December 31, 2025, and for the year then ended are fairly stated, in all material respects, in accordance with U.S. GAAP.

Sec “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—Failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the trading price of the ADSs.”

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

	2024	2025
	RMB	RMB	US
Audit fees(1)	6,856,028	6,033,451	862,772
Audit-related fees(2)	—	—	—
Tax fees(3)	—	—	—
All other fees(4)	—	—	—
(1)	“Audit fees” represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.
(2)	“Audit-related fees” represent the aggregate fees billed for assurance and related services rendered by our auditor.
(3)	“Tax fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our auditor.
(4)	“All other fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our auditor other than services reported under “Audit fees”, “Audit-related fees” and “Tax fees.”

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

ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

We are an exempted company incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because the ADSs are listed on the Nasdaq Capital Market, we are subject to corporate governance requirements of the Nasdaq. However, Nasdaq Marketplace Rule 5615(a) (3) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters, and we may decide to follow the “home country practice” on a case-by-case basis. In each of August 2021, May 2023 and December 2024, our board of directors approved an increase in the total number of ordinary shares reserved for issuance under our Option Plan, for which we have followed “home country practice” in lieu of obtaining a shareholder approval pursuant to Nasdaq Marketing Rule 5635(c). We also followed “home country practice” in lieu of obtaining a shareholder approval pursuant to Nasdaq Market Rule 5635(a) with respect to issuance of securities in excess of 20% of our total issued and outstanding shares prior to such issuance. We also followed “home country practice” in lieu of the requirement under Nasdaq rule 5635(d) to seek shareholder approval in connection with certain transactions involving the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock) at a price less than certain references price equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance. We believe that we are currently in compliance with the Nasdaq corporate governance practices.

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

As of the date of this annual report, we have not experienced any material cybersecurity incidents that have affected or are reasonably likely to affect us, our business strategy, results of operations, or financial condition. In 2025, we did not identify any violations of information security or privacy protection and did not receive any penalty for information security vulnerabilities or other network security breaches.

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

2.4	Description of Securities (incorporated by reference to Exhibit 2.4 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 28, 2025)
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
4.5

Translation of Shareholder Voting Proxy Agreement dated May 1, 2019 among Shanghai Hui Ling, Wei Ji and Zhimin Lin (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 30, 2020)

4.6

Translation of Equity Pledge Agreements dated May 1, 2019 between Shanghai Hui Ling and each of the shareholders of Shanghai IT (incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 30, 2020)

4.7

Translation of Exclusive Call Option Agreement dated May 1, 2019 among Shanghai Hui Ling, Wei Ji and Zhimin Lin (incorporated by reference to Exhibit 4.11 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 30, 2020)

4.8

Translation of Loan Agreement dated May 1, 2019 among Shanghai Hui Ling, Wei Ji and Zhimin Lin (incorporated by reference to Exhibit 4.12 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 30, 2020)

4.9†

Future Sales and Purchase Agreement dated March 16, 2021 between Bitmain Technologies Limited and NBTC Limited (incorporated by reference to Exhibit 10.15 to our Post-effective Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-240331) filed with the Securities and Exchange Commission on March 23, 2021)

4.10†

Translation of Shanghai Jiucheng Information Technology Co., Ltd. Equity Transfer Agreement dated December 10, 2021 between Zhimin Lin and Qi Wang (incorporated by reference to Exhibit 4.22 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on May 2, 2022)

4.11†

Translation of Equity Pledge Agreement dated December 10, 2021 between Huiling Computer Technology Consulting (Shanghai) Co., Ltd. and Qi Wang (incorporated by reference to Exhibit 4.23 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on May 2, 2022)

4.12†

Translation of Transfer Agreement of Contractual Interests dated December 10, 2021 among Zhimin Lin, Qi Wang, Wei Ji, Huiling Computer Technology Consulting (Shanghai) Co., Ltd. and Shanghai Jiucheng Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.24 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on May 2, 2022)

4.13

Convertible Promissory Note dated November 9, 2023 issued by The9 Limited to Bripheno Pte. Ltd. (incorporated by reference to Exhibit 4.25 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 15, 2024)

4.14†

Warrant to Purchase Class A Ordinary Shares of The9 Limited dated November 9, 2023 between The9 Limited and Bripheno Pte. Ltd. (incorporated by reference to Exhibit 4.26 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 15, 2024)

4.15

Amendment Agreement to the Private Placement Securities Purchase Agreement and its Exhibits, Warrants, Convertible Promissory Note dated November 13, 2023 between The9 Limited and Bripheno Pte. Ltd. (incorporated by reference to Exhibit 4.27 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 15, 2024)

4.16

Memorandum of Understanding dated July 7, 2021 between NBTC Limited and Binance Capital Management Co., Ltd (incorporated by reference to Exhibit 4.28 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 28, 2025)

4.17†

MIR M Game Publishing Agreement dated May 24, 2024 among Wemade Co. Ltd., China Crown Technology Limited and the Registrant (incorporated by reference to Exhibit 4.31 to our Annual Report on Form 20 - F (File No. 001 - 34238) filed with the Securities and Exchange Commission on April 28, 2025)

4.18*	Securities Purchase Agreement dated February 27, 2025 by and between The9 Limited and Streeterville Capital, LLC
4.19*	Share Purchase Agreement dated July 22, 2025 by and between Shenzhen gNetop Interactive Technology Co., Ltd. and The9 Limited
4.20*	Subscription Agreement dated August 1, 2025 between Nanyang Biologics Pte. Ltd. and GameNow.Net (Hong Kong) Limited, a subsidiary of The9 Limited
4.21*	Share Purchase Agreement dated September 20, 2025 by and between Shanghai Zhong Shun Heng Xin Network Science and Technology Co., Ltd.and The9 Limited
4.22*	Securities Purchase Agreement dated September 22, 2025 by and between The9 Limited and Streeterville Capital, LLC

Exhibit Number	Description of Document
4.23*	Termination Agreement dated September 25, 2025 by and among Wemade Co., Ltd., China Crown Technology Limited and The9 Limited
4.24*	Subscription Agreement dated November 30, 2025 between Nanyang Biologics Pte. Ltd. and GameNow.Net (Hong Kong) Limited, a subsidiary of The9 Limited
8.1*	List of Significant and Other Principal Subsidiaries and Variable Interest Entity of the Registrant
11.1

Amended Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on June 30, 2005)

11.2

Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (incorporated by reference to Exhibit 11.2 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 28, 2025)

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

Date: April 15, 2026

THE9 LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of The9 Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The9 Limited (the “Group”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and schedule 1 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Cryptocurrency Mining Revenue Recognition

Description of the Matter

As discussed in Note 2 to the financial statements, the Group generates Bitcoin mining revenue through the provision of computing power, or hash rate, in crypto asset transaction verification services to the Bitcoin mining pool operators in exchange for non-cash consideration in Bitcoin.  The provision of the computing power is the sole performance obligation in the Group’s agreements with the mining pool operators.  The Group’s enforceable right to compensation begins only when, and lasts as long as, the Group provides computing power to the mining pool operators on a daily basis.  The Group recognizes non-cash consideration on the same day that control of the contracted service is transferred to the mining pool operator, which is also the date of contract inception.  For the years ended December 31, 2025, 2024, and 2023, the Group recognized cryptocurrency mining revenue of approximately RMB56.4 million  (US$8.1 million), RMB110.7 million, and RMB168.3 million, respectively.

We identified cryptocurrency mining revenue recognition as a critical audit matter due to the significance of the revenue to the financial statements and the extent of audit effort required to test the occurrence and accuracy of revenue recognized by the Group.

How We Addressed the Critical Audit Matter in Our Audit

The primary audit procedures we performed to address this critical audit matter included the following, among others:

●	We obtained an understanding of the agreements with mining pool operators and evaluated the terms relevant to the recognition of cryptocurrency mining revenue.
●	We compared mining rewards recorded by the Group to data obtained directly from mining pool operators and public blockchain records.
●	We recalculated expected revenue based on the computing power (hash rates) provided to mining pool operators and the contractual payout formula, and compared the results to the amounts recorded by the Group.
●	We traced cryptocurrency receipts from the Group’s digital wallet records to public blockchain transactions independently to verify the completeness and accuracy of recorded revenue.
●	We evaluated the relevance and reliability of third-party public blockchain data used to verify the accuracy of the recorded revenue.

/s/ RBSM LLP

New York, New York
April 15, 2026

We have served as the Group’s auditor since 2021.

THE9 LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), including number of shares, except for per share data)

	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				(Note 3)
Net revenues:
Cryptocurrency mining revenue	168,324	110,739	56,352	8,058
Online game services and other revenues from third parties	5,721	975	43,692	6,248
Online game services and other revenues from related party	—	—	7,854	1,123
	174,045	111,714	107,898	15,429
Total net revenues	174,045	111,714	107,898	15,429
Cost of revenues:
Cost of cryptocurrency mining	(191,928)	(106,464)	(67,960)	(9,718)
Cost of online game services and other revenues from third parties	(21,251)	(6,854)	(31,208)	(4,462)
Cost of online game services and other revenues from related party	—	—	(6,921)	(990)
Total cost of revenues	(213,179)	(113,318)	(106,089)	(15,170)

Gross profit (loss)	(39,134)	(1,604)	1,809	259

Operating income (expenses):
Product development	(1,970)	(856)	(9,798)	(1,401)
Sales and marketing	(1,729)	(246)	(33,951)	(4,855)
General and administrative	(196,790)	(157,832)	(205,816)	(29,431)
Impairment on advance and other assets	—	(794)	(7,807)	(1,116)
Impairment on equipment	(161,002)	(6,505)	—	—
Realized gain on exchange cryptocurrencies	42,836	60,783	10,627	1,520
Fair value change on cryptocurrencies	40,036	48,290	(36,178)	(5,173)
Total operating expenses	(278,619)	(57,160)	(282,923)	(40,456)

Loss from operations	(317,753)	(58,764)	(281,114)	(40,197)
Loss on disposal of subsidiaries	(282)	(11,606)	(1,502)	(215)
Impairment on equity investments	—	—	(41,629)	(5,953)
Impairment on other investments	—	—	(64,960)	(9,289)
Changes in fair value on other investments	3,490	(7,160)	(278)	(40)
Interest income	—	—	449	64
Interest expense	(31,379)	(34,224)	(23,264)	(3,327)
Gain (loss) on fair value of derivative, option assets and liabilities	23,171	45,037	(5,733)	(820)
Gain on extinguishment of convertible notes	—	—	1,203	172
Gain (loss) on disposal of equity investee and available-for-sale investments	1,666	(8)	—	—
Gain on disposal of other investment	—	—	3,400	486
Foreign currency exchange gain (loss)	(6,816)	(713)	2,989	427
Gain on extinguished liabilities of WoW	175,302	—	—	—
Other income (expenses), net	8,324	(5,082)	2,204	316
Loss from continuing operations before income tax expense and share of loss in equity method investments	(144,277)	(72,520)	(408,235)	(58,376)
Income tax expense	—	—	(110)	(16)
Share of loss in equity method investments	—	(1,122)	(571)	(82)
Loss from continuing operations	(144,277)	(73,642)	(408,916)	(58,474)
Discontinued operations:
Loss from discontinued operations, net of tax	(1,956)	—	—	—
Gain on disposal of discontinued operations, net of tax	158,809	—	—	—
Gain from discontinued operations, net	156,853	—	—	—
Net income (loss)	12,576	(73,642)	(408,916)	(58,474)
Net loss attributable to noncontrolling interest	(7,427)	(218)	(6,470)	(925)
Net income(loss) attributable to The9 Limited ordinary shareholders	20,003	(73,424)	(402,446)	(57,549)

Other comprehensive income (loss), net of tax:
Currency translation adjustments	785	(148)	(34)	(5)
Total comprehensive income (loss)	13,361	(73,790)	(408,950)	(58,479)

THE9 LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Continued)

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), including number of shares, except for per share data)

	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				(Note 3)
Comprehensive income (loss) attributable to:
Noncontrolling interest	(7,427)	(218)	(6,470)	(925)
The9 Limited	20,788	(73,572)	(402,480)	(57,554)

Net income (loss) per share attributable to The9 Limited ordinary shareholders:
- Continuing operations – basic and diluted	(0.14)	(0.05)	(0.18)	(0.03)
- Discontinued operations – basic and diluted	0.16	—	—	—
- Total – basic and diluted	0.02	(0.05)	(0.18)	(0.03)

Weighted average number of ordinary shares outstanding:
- Basic and diluted	1,010,895	1,403,166	2,273,782	2,273,782

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares)

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
			(Note 3)
ASSETS
Current assets:
Cash and cash equivalents	10,911	58,489	8,364
Accounts receivable, net of allowance for credit losses of RMB505 and RMB505 as of December 31, 2024 and 2025, respectively	—	3,782	540
Accounts receivable-related party	—	6,284	899
Advances to suppliers	—	1,620	232
Prepayments and other current assets, net of allowance for credit losses of RMB39,577 and RMB40,773 as of December 31, 2024 and 2025, respectively	26,047	19,543	2,794
Prepayments and other current assets-related party	—	515	74
Amounts due from related parties	600	—	—
Cryptocurrencies	12,192	13,673	1,955
Cryptocurrencies, restricted	193,938	238,533	34,110
Total current assets	243,688	342,439	48,968

Investments	297,223	171,558	24,532
Call option assets	15,843	—	—
Property, equipment and software, net	16,549	43,582	6,232
Operating lease right-of-use assets, net	4,283	11,836	1,693
Convertible notes receivable-related party	—	7,306	1,045
Intangible assets	—	15,801	2,259
License asset	9,000	—	—
Deferred royalty costs	9,000	—	—
Other long-lived assets	41,058	1,226	175

TOTAL ASSETS	636,644	593,748	84,904

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	5,528	15,849	2,263
Accounts payable-related party	—	3,629	519
Other taxes payable	1,466	1,434	205
Advances from customers	10,228	5,924	847
Amounts due to related parties	9,658	9,658	1,381
Loan, net of deferred loan cost of RMB 842 and RMB 1,831 as of December 31, 2024 and 2025, respectively	89,102	174,476	24,950
Convertible notes	43,061	48,152	6,886
Conversion feature derivative liability	—	24,589	3,516
Interest payable	1,480	3,941	564
Accrued expenses and other current liabilities	41,666	49,809	7,123
Current portion of operating lease liabilities	2,841	4,189	599
Deferred revenue	577	1,635	234
Put option liability	—	112	16
Total current liabilities	205,607	343,397	49,103
Put option liabilities	1,923	—	—
Non-current portion of operating lease liabilities	1,604	7,815	1,118

TOTAL LIABILITIES	209,134	351,212	50,221

Commitments and contingencies (Note 35)

Ordinary shares contingently redeemable (Note 33)	102,638	72,699	10,396

EQUITY
Class A ordinary shares (US$0.01 par value; 43,000,000,000 shares authorized, 3,675,467,659 and 4,504,052,678 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	258,481	317,358	45,382
Class B ordinary shares (US$0.01 par value; 6,000,000,000 shares authorized, 63,607,334 and 63,607,334 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	4,490	4,533	648
Additional paid-in capital	4,510,451	4,706,242	672,984
Statutory reserves	7,327	7,327	1,048
Accumulated other comprehensive loss	(11,890)	(11,924)	(1,705)
Accumulated deficit	(4,430,210)	(4,832,656)	(691,061)
The9 Limited shareholders’ equity	338,649	190,880	27,296
Noncontrolling interest	(13,777)	(21,043)	(3,009)

Total equity	324,872	169,837	24,287

TOTAL LIABILITIES AND EQUITY	636,644	593,748	84,904

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2023

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), including number of shares)

					Accumulated
			Additional		other	Accumulated	Equity
			paid-in	Statutory	comprehensive	(deficit)	attributable to	Noncontrolling	Total
	Ordinary shares		capital	reserves	loss	earnings	The9 Limited	interest	equity
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2023	861,045	57,603	4,371,228	7,327	(12,528)	(4,378,321)	45,309	(17,771)	27,538
Net income (loss)	—	—	—	—	—	20,003	20,003	(7,427)	12,576
Currency translation adjustments	—	—	—	—	786	—	786	—	786
Consolidated subsidiary	—	—	—	—	—	—	—	262	262
Share-based compensation	218,250	15,698	55,062	—	—	—	70,760	—	70,760
Cumulative effect from the adoption of ASU 2023-08	—	—	—	—	—	1,532	1,532	—	1,532
Issuance of convertible notes	150,000	10,765	32,297	—	—	—	43,062	—	43,062
Conversion of convertible notes into ordinary shares	175,931	12,253	12,569	—	—	—	24,822	—	24,822
Balance as of December 31, 2023	1,405,226	96,319	4,471,156	7,327	(11,742)	(4,356,786)	206,274	(24,936)	181,338

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2024 (Continued)

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), including number of shares)

					Accumulated
			Additional		other	Accumulated	Equity
			paid-in	Statutory	comprehensive	(deficit)	attributable to	Noncontrolling	Total
	Ordinary shares		capital	reserves	loss	earnings	The9 Limited	interest	equity
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2024	1,405,226	96,319	4,471,156	7,327	(11,742)	(4,356,786)	206,274	(24,936)	181,338
Net loss	—	—	—	—	—	(73,424)	(73,424)	(218)	(73,642)
Currency translation adjustments	—	—	—	—	(148)	—	(148)	—	(148)
Consolidated subsidiary	—	—	—	—	—	—	—	1,099	1,099
Deconsolidated subsidiary	—	—	—	—	—	—	—	10,278	10,278
Establishment of Joint Venture	678,683	48,685	(48,685)	—	—	—	—	—	—
Share-based compensation	257,970	18,394	44,063	—	—	—	62,457	—	62,457
Issuance of ordinary shares to exchange for investment	1,272,085	90,659	34,670	—	—	—	125,329	—	125,329
Conversion of convertible notes into ordinary shares	125,111	8,914	9,247	—	—	—	18,161	—	18,161
Balance as of December 31, 2024	3,739,075	262,971	4,510,451	7,327	(11,890)	(4,430,210)	338,649	(13,777)	324,872

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2025 (Continued)

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), including number of shares)

					Accumulated
			Additional		other		Equity
			paid-in	Statutory	comprehensive	Accumulated	attributable to	Noncontrolling	Total
	Ordinary shares		capital	reserves	loss	deficit	The9 Limited	interest	equity
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2025	3,739,075	262,971	4,510,451	7,327	(11,890)	(4,430,210)	338,649	(13,777)	324,872
Net loss	—	—	—	—	—	(402,446)	(402,446)	(6,470)	(408,916)
Currency translation adjustments	—	—	—	—	(34)	—	(34)	—	(34)
Consolidated subsidiary	—	—	—	—	—	—	—	700	700
Cancellation of ordinary shares	(678,683)	(48,685)	48,685	—	—	—	—	—	—
Deconsolidated subsidiary	—	—	—	—	—	—	—	(1,496)	(1,496)
Acquisition of remaining 49% noncontrolling interest	66,356	4,664	(4,711)	—	—	—	(47)	—	(47)
Share-based compensation	1,011,911	72,240	43,813	—	—	—	116,053	—	116,053
Issuance of ordinary shares for equity financing	253,688	18,159	51,545	—	—	—	69,704	—	69,704
Cancellation of contingently redeemable shares	—	—	15,613	—	—	—	15,613	—	15,613
Conversion of convertible notes into ordinary shares	175,313	12,542	40,846	—	—	—	53,388	—	53,388
Balance as of December 31, 2025	4,567,660	321,891	4,706,242	7,327	(11,924)	(4,832,656)	190,880	(21,043)	169,837
Balance as of December 31, 2025 (US$ except share data, Note 3)	4,567,660	46,030	672,984	1,048	(1,705)	(691,061)	27,296	(3,009)	24,287

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”))

	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				(Note 3)
Cash flows from operating activities:
Net income (loss)	12,576	(73,642)	(408,916)	(58,474)
Adjustments to reconcile net income(loss) to net cash used in operating activities:
Loss (gain) on disposal of property, equipment and software	(50)	7,345	(1,071)	(152)
Loss on disposal of subsidiaries	282	11,606	1,502	215
Amortization of deferred loan costs	—	—	2,606	373
Gain on disposal of discontinued operations, net	(158,809)	—	—	—
Non-cash other income	(2,519)	(2,033)	(257)	(37)
Share-based compensation expenses	70,760	44,675	116,053	16,595
Impairment on equity investments	—	—	41,629	5,953
Changes in fair value on other investments	(3,490)	7,160	278	40
Impairment on advance and other assets	4,383	794	7,807	1,116
Impairment loss of equipment, intangible assets and long-lived assets	161,002	6,505	—	—
Impairment on other investments	—	—	64,960	9,289
Gain on extinguished liabilities of WoW	(175,302)	—	—	—
Gain (loss) from change in fair value of conversion feature derivative, option assets and liabilities	(23,171)	(45,037)	5,733	820
Depreciation and amortization of property, equipment and software	86,866	61,464	13,584	1,942
Share of loss in equity method investments	—	1,122	571	82
(Gain) loss on disposal of investment in equity investee and available-for-sales investment	(1,666)	8
Gain on disposal of other investment			(3,400)	(486)
Foreign currency exchange loss (gain)	6,816	713	(2,989)	(427)
Non-cash interest expense on convertible notes	25,967	30,289	16,252	2,324
Amortization of intangible assets	—	—	1,539	220
Gain on extinguishment of convertible notes	—	—	(1,203)	(172)
Non-cash lease expense	4,975	4,384	4,502	644
Cryptocurrency mining revenue	(168,324)	(110,739)	(56,352)	(8,058)
Receipt of BTC from operating activities	—	(1,107)	—	—
Realized gain on exchange of cryptocurrencies	(42,836)	(60,783)	(10,627)	(1,520)
Change in fair value of cryptocurrencies	(40,036)	(48,290)	36,178	5,173
Receipt of ETH from operating activities	(433)	(4)	—	—
Receipt of USDC and USDT from exchange of other cryptocurrencies	(705)	(65,718)	(16,886)	(2,415)
Receipt of USDC from operating activities	—	—	(15,933)	(2,278)
Interest income-Cryptocurrencies	(131)	(87,296)	—	—
Payment in cryptocurrencies for operating activities	153,167	104,186	88,310	12,628
Sale of cryptocurrencies for cash	70,539	109,023	67,948	9,716
Interest expense	—	1,194	2,974	425
Sale of cryptocurrencies for other cryptocurrencies	—	65,710	16,886	2,415
Changes in operating assets and liabilities:
Change in accounts receivable	95	(54)	(10,973)	(1,569)
Change in advances to suppliers	30	—	(2,350)	(336)
Change in prepayments and other current assets	673	(3,020)	2,016	288
Change in other long-lived assets	—	—	(151)	(22)
Change in operating lease right-of-use assets	—	(3,597)	—	—
Change in accounts payable	2,368	(1,256)	6,951	994
Change in amounts due from related parties	—	—	426	61
Change in other taxes payable	(149)	(36)	139	20
Change in advances from customers	267	222	(3,246)	(464)
Change in interest payable	(2,432)	1,243	—	—
Change in accrued expenses and other current liabilities	(21,213)	1,690	8,366	1,196
Change in operating lease liabilities	(5,820)	(918)	(4,612)	(659)
Net cash used in operating activities	(46,320)	(44,197)	(31,756)	(4,540)
Cash flows from investing activities
Loan to a related party	—	—	(7,132)	(1,020)
Proceeds from disposal of other investments	5,163	5	3,400	486
Proceeds from disposal of property, equipment and software	4	145	89	13
Refund from subscribed tokens and other investment	1,500	—	—	—
Purchase of short term investment	—	—	(3,360)	(480)
Proceeds from sales of short term investment	—	—	2,500	357
Purchase of equity method investments	—	(10,641)	—	—
Purchase of other investments	—	(28,445)	—	—
Refund (purchase) of license asset	—	(9,000)	9,000	1,287
Refund (purchase) of deferred royalty costs	—	(9,000)	9,000	1,287
Cash disposed of upon deconsolidation of subsidiary	(85)	(82)	(426)	(61)
Purchase of intangible assets	—	—	(10,510)	(1,503)
Purchase of property, equipment and software	(2,112)	—	(1,446)	(207)
Net cash provided by (used in) investing activities	4,470	(57,018)	1,115	159

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Continued)

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”))

	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				(Note 3)
Cash flows from financing activities:
Proceeds from issuance of convertible notes	85,349	—	78,358	11,205
Proceeds from BTC Mortgage loan	—	87,296	—	—
Loans from a related party	—	814	—	—
Contributions from noncontrolling interest	—	—	1,144	164
Repayment of loans / advances due to a related party	(9,482)	(2,834)	—	—
Proceeds from other loans	1,434	—	—	—
Repayments of other loans	(2,195)	—	—	—
Contributions from shareholders	262	1,099	—	—
Acquisition of noncontrolling interest	—	—	(490)	(70)
Proceeds from issuance of ordinary shares	—	17,783	31,504	4,505
Repayments of BTC Mortgage loan	—	—	(32,048)	(4,583)
Repayments of convertible notes	(42,903)	(34,390)	—	—
Net cash provided by financing activities	32,465	69,768	78,468	11,221

Effect of foreign exchange rate changes on cash and cash equivalents	(3,457)	(2,864)	(249)	(36)
Net change in cash and cash equivalents	(12,842)	(34,311)	47,578	6,804
Cash and cash equivalents, beginning of year	58,064	45,222	10,911	1,560
Cash and cash equivalents, end of year	45,222	10,911	58,489	8,364

Supplemental disclosure of cash flow information:

Interest paid	5,533	1,561	1,432	205
Income taxes paid	—	—	134	19

Non-cash investing and financing activities
Property, equipment and software acquired through prepayment	—	—	39,841	5,697
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	(218)	1,798	13,354	1,910
Property and equipment acquired on credit as liabilities	198,637	—	—	—
Receipt of USDT from disposal of mining machines and subsidiaries	8,731	2,283	1,651	236
Cumulative effect from the adoption of ASU 2023-08	1,531	—	—	—
Conversion of convertible notes into ordinary shares	24,822	18,161	53,388	7,634
Restricted ordinary shares issued in exchange for investments	—	230,478	—	—
Receipt of USDT from BTC Mortgage borrowing, net of deferred loan cost of RMB 0.9 million and RMB 3.5 million for the years ended December 31, 2024 and 2025, respectively	—	87,296	176,214	25,198
Receipt of BTC from investors	—	—	33,937	4,853
Call option assets	—	15,843	—	—
Put option liabilities	—	(1,923)	1,811	259
Receipt of USDT from investors	—	—	4,263	610
Repayment of BTC Mortgage borrowing	—	—	57,225	8,183
Intangible assets acquired through accounts payable	—	—	7,000	1,001
Issuance of shares for acquisition of noncontrolling interest	—	—	15,000	2,145
Non-cash unwind of investments and related share arrangements	—	—	3,877	554
Cancellation of contingently redeemable shares	—	—	15,613	2,233

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

The Group had been operating an online game business before the Group’s listing until 2021, the Group has turned our business focus to blockchain business and are primarily engaged in the operation of cryptocurrency mining since 2022. In the second half of 2024, we have reentered the online gaming business in mainland China market and engaged in business cooperation with various gaming companies in mainland China.

The Company’s principal subsidiaries and VIE are as follows as of December 31, 2025:

	Date of	Place of	Legal
Name of Entities	Registration	Registration	Ownership
Principal subsidiaries:
GameNow.net (Hong Kong) Ltd. (“GameNow Hong Kong”)	January‑2000	Hong Kong	100%
China The9 Interactive Limited (“C9I”)	October‑2003	Hong Kong	100%
China The9 Interactive (Beijing) Ltd. (“C9I Beijing”)	March‑2007	PRC	100%
JiuTuo (Shanghai) Information Technology Ltd. (“Jiu Tuo”)	July-2007	PRC	100%
China Crown Technology Ltd. (“China Crown Technology”)	November‑2007	Hong Kong	100%
Shanghai Jiu Gang Electronic Technology Ltd. (“Jiu Gang”)	December‑2014	PRC	100%
Asian Way Development Ltd(“Asian Way”)*	November‑2007	Hong Kong	100%
Terry First Limited (“Terry First”)	June-2021	UK	100%
Lucky Pure Limited (“Lucky Pure”)	September-2021	Cayman Islands	100%
Gamewinhub Limited(“Gamewinhub”)	July-2023	Hong Kong	100%
Vast Ocean International Limited(“Vast Ocean”)	April-2021	Hong Kong	100%
The9 Singapore Pte. Ltd. (“The9 Singapore”)	April‑2010	Singapore	100%
1111 Limited (“1111”)	January -2018	Hong Kong	100%
Supreme Exchange Limited (“Supreme”)	December‑2018	Malta	90%
BET 111 Ltd. (“Bet 111”)	January -2019	Malta	90%
Coin Exchange Ltd (“Coin”)	January -2019	Malta	90%
The9 EV Limited (“The9 EV”)	May-2019	Hong Kong	100%
NBTC Limited (“NBTC”)	June-2019	Hong Kong	100%
Huiling Computer Technology Consulting (Shanghai) Co. Ltd. (“Huiling”)	March-2019	PRC	100%
Leixian Information Technology (Shanghai) Co., Ltd. (“Leixian”)	March-2019	PRC	100%
Shanghai Yuyou Network Technology Co., Ltd. (“Yuyou”)	December-2016	PRC	100%
Shanghai Yuanyu Network Technology Co., Ltd. (“Yuanyu”)	November‑2023	PRC	100%
Hangzhou Niuxin Technology Co., Ltd. (“Niuxin”)	August-2021	PRC	100%
Variable interest entity:
Shanghai The9 Information Technology Co., Ltd. (“Shanghai IT” or the “VIE”) (Note 5)	September‑2000	PRC	N/A

Subsidiaries of VIE or Shanghai IT:

			Legal
	Date of	Place of	Ownership Held
Name of Entities	Registration	Registration	by Shanghai IT
Shanghai Big data culture media Co., Ltd (“Big data”)	April-2007	PRC	68.0078%
Silver Express Investments Ltd. (“Silver Express”)*	November‑2007	Hong Kong	100%
Shanghai Jiushi Interactive Network Technology Co., Ltd. (“Jiushi”)	July‑2011	PRC	80%
Shanghai ShencaiChengjiu Information Technology Co., Ltd. (“SH Shencai”)	May‑2015	PRC	60%
Shanghai Zhiaojiqi Information Technology Co., Ltd. (“Shanghai Zhiaojiqi”)	November-2015	PRC	100%
Wuxi Interest Dynamic Network Technology Co., Ltd. (“Wuxi Qudong”)	June‑2016	PRC	100%
Shanghai Shuwan Culture Co., Ltd. (“Shuwan”)	July-2021	PRC	60%
Shanghai Zhongxinshun Network Technology Co., Ltd. (“Zhongxinshun”)	January‑2025	PRC	51%
Shenzhen Shuzhi Technology Co., Ltd. (“Shuzhi”)	December‑2024	PRC	100%
Shanghai Mengxiang Hulian Digital Technology Co., Ltd (“Mengxiang Hulian”)	June‑2011	PRC	20%

* Silver Express has been deregistered in January 2026.

* Asian Way Development Ltd has been deregistered in November 2025.

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

<2> Consolidation

The consolidated financial statements include the financial statements of The9 Limited, its subsidiaries and VIE in which it has a controlling financial interest. A subsidiary is consolidated from the date on which the Group obtained control and continues to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. If the Group demonstrates its ability to control a VIE through its rights to all the residual benefits of the VIE and its obligation to fund losses of the VIE, then the VIE is consolidated. All intercompany balances and transactions between The9 Limited, its subsidiaries, VIE and subsidiaries of the VIE have been eliminated in consolidation.

PRC laws and regulations currently prohibit or restrict foreign ownership of internet-related business. In September 2009, the General Administration of Press and Publication Radio, Film and Television (“GAPPRFT”) further promulgated the Circular Regarding the Implementation of the Department Reorganization Regulation by State Council and Relevant Interpretation by State Commission Office for Public Sector Reform to Further Strengthen the Administration of Pre-approval on Online Games and Approval on Import Online Games (the “GAPP Circular”). Pursuant to Administrative Measures on Network Publication (the “Network Publication Measures”) jointly issued by GAPPRFT and the Ministry of Information Industry (which has subsequently been reorganized as the Ministry of Industry and Information Technology) (“MIIT”) on February 4, 2016, effective from March 2016, wholly foreign-owned enterprises, Sino-foreign equity joint ventures and Sino-foreign cooperative enterprises shall not engage in the provision of web publishing services, including online game services. Prior examination and approval by GAPPRFT are required on project cooperation involving internet publishing services between an internet publishing services and a wholly foreign-owned enterprise, Sino-foreign equity joint venture, or Sino-foreign cooperative enterprise within China or an overseas organization or individual. It is unclear whether PRC authorities will deem the Group’s VIE structure as a kind of such “manners of cooperation” by foreign investors to gain control over or participate in domestic online game operators, and it is not clear whether GAPPRFT and MIIT have regulatory authority over the ownership structures of online game companies based in China and online game operations in China. Therefore, the Group believes that its ability to direct those activities of its VIE and subsidiaries of the VIE that most significantly impact their economic performance is not affected by the GAPP Circular.

<3> Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported revenues and expenses during the reporting periods. The most significant accounting estimates reflected in the Group’s consolidated financial statements include impairment of long-term investments, allowance for credit losses, assessment of impairment of property, equipment and software, and other long-lived assets, assessment of impairment of advances to suppliers and other advances, incremental borrowing rates for lease assessment, fair value of the warrants, fair value of conversion feature, share-based compensation expenses, consolidation of VIE and its subsidiaries, valuation allowances for deferred tax assets, and contingencies. Such accounting policies are affected significantly by judgments, assumptions and estimates used in the preparation of the Group’s consolidated financial statements, and actual results could differ materially from these estimates.

<4> Foreign currency translation

The Group’s reporting currency is the Renminbi (“RMB”). The Group’s functional currency, with the exception of the parent company, The9 and its subsidiaries, NBTC US Inc., 1111 Limited, Vast Ocean, NBTC Limited, Gamenow.net (Hong Kong), China The9 Interactive Ltd, and The9 Singapore Pte. Ltd. is the RMB. The functional currency of the parent, The9, NBTC US Inc., 1111 Limited, Vast Ocean, NBTC Limited, Gamenow.net (Hong Kong), China The9 Interactive Ltd and The9 Singapore Pte. Ltd, is the United States dollar (“US$” or “U.S. dollar”). Assets and liabilities of The9, NBTC US Inc., 1111 Limited, Vast Ocean, NBTC Limited, Gamenow.net (Hong Kong), China The9 Interactive Ltd and The9 Singapore Pte. Ltd. are translated at the current exchange rates quoted by the People’s Bank of China (the “PBOC”) in effect at the balance sheet dates. Equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period to RMB. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive income (loss) in the consolidated statements of changes in equity for the years presented. Transactions denominated in currencies other than functional currencies, are translated into functional currencies at the exchange rates prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income (loss). Monetary assets and liabilities denominated in foreign currencies are translated into functional currencies using the applicable exchange rates at the balance sheet dates. All such exchange gains and losses are included in foreign exchange loss in the consolidated statements of operations and comprehensive income (loss).

<5> Cash and cash equivalents

Cash and cash equivalents represent cash on hand, cash in banks and highly liquid investments with a maturity date when acquired of three months or less. As of December 31, 2024 and 2025, cash and cash equivalents were comprised primarily of bank deposits where cash is deposited with reputable financial institutions. Included in cash and cash equivalents as of December 31, 2024 and 2025 are amounts denominated in U.S. dollar totaling US$0.6 million and US$6.3 million, respectively.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PBOC, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB6.6 million and RMB13.7 million (US$2.0 million) as of December 31, 2024 and 2025, respectively.

The Group’s operations are carried out in the PRC. Accordingly, the Group’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. The Group’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Group’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject the Group to concentrations of credit risk consist principally of cash and trade accounts receivable. Per PRC regulations, the maximum insured bank deposit amount is RMB 500,000 (US$ 71,499) on December 31, 2025 exchange rate) for each depositor per financial institution. The Group’s total unprotected cash held in bank amounted to approximately RMB 4.1 million and RMB 52.7 million (US$7.5 million), as of December 31, 2024 and 2025, respectively. The Group has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash held in bank accounts.

The Group’s subsidiary has bank accounts held in the United States. The combined account balances at each institution located in the United States typically exceed FDIC insurance coverage of RMB 1.7 million (US$250,000), per depositor. The Group’s total unprotected cash held in bank amounted to approximately $nil and $nil, as of December 31, 2024 and 2025, respectively. The Group has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash held in bank accounts.

<6> Allowance for credit losses

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

Accounts receivable primarily consist of amounts due from third-party game platforms and a related party. As of December 31, 2025, accounts receivable – related party amounted to RMB 6.3 million (US$0.9 million). No allowance for credit losses has been recorded for accounts receivable – related party, as such amounts are considered fully collectible. See Note 7 and Note 8 for further details.

Other receivables are included in prepayments and other current assets. Both accounts receivable and other receivables are recorded net of allowance for credit losses. Allowances for credit losses are charged to general and administrative expenses. The Group provided an allowance for credit losses of RMB17.8 million, nil and RMB 7.8 million (US$1.1 million) for the years ended December 31, 2023, 2024 and 2025, respectively. The Group has written-off an amount of RMB0.1 million, RMB0.8 million and RMB 7.8 million (US$1.1 million) for the years ended December 31, 2023, 2024 and 2025, respectively. The ending balance of allowances for credit losses are RMB 39.6 million and RMB 40.8 million (US$5.7 million) as of December 31, 2024 and 2025, respectively.

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

The Group operates in an emerging industry for which limited data is available to make estimates of the useful economic lives of specialized equipment. Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. This assessment takes into consideration the availability of historical data and management’s expectations regarding the direction of the industry including potential changes in technology. Management will review this estimate annually and will revise such estimates as and when data becomes available.

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

<9> Intangible assets, net

Intangible assets consist primarily of acquired game licenses and acquired software.

Acquired game licenses are amortized on a straight-line basis over the shorter of the useful economic life of the relevant online game or license period, which is five years. Amortization of acquired game licenses commences upon monetization of the related online game. In 2025, the Group paid RMB 3 million (US$0.4 million) to the third-party game publisher to acquire game licenses. The initial cost of the licenses was RMB 2.8 million (net of recoverable taxes of RMB 0.2 million).

The Group paid RMB 7.5 million (US$1.1 million) to acquire an AI software platform - an AI-driven User Acquisition & Platform Distribution Hub. The total purchase price is RMB 14.5 million (US$2.1 million), of which RMB 7.0 million (US$1.0 million) remains payable as of December 31, 2025. Acquired game licenses are amortized on a straight-line basis over the shorter of the useful economic life or five years, please refer to the accounting policies “<8> Property, equipment and software, net”.

The Group recognizes intangible assets acquired through business acquisitions as assets separate from goodwill. Acquired in-process research and development costs are initially considered an indefinite-lived asset. Upon completion of the research and development efforts, these costs are recorded as acquired game development costs and are amortized on a straight-line basis over the estimated useful economic life of the relevant online game. Amortization of acquired game development cost commences upon monetization of the related online game. Intangible assets are amortized on a straight-line basis over the estimated useful economic life of the relevant online game.

<10> Cryptocurrencies

Cryptocurrencies (including Bitcoin, USDT, ETH, Filecoin and USDC) are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies purchased are recorded at cost and Cryptocurrencies awarded to the Group through its mining activities are accounted for in connection with the Group’s revenue recognition policy disclosed below.

Effective January 1, 2023, the Group has elected to early adopt ASU No. 2023-08. As a result of the adoption of ASU 2023-08, cryptocurrencies are recorded at fair value, and changes in fair value are recognized in Change in fair value of cryptocurrencies, under Operating income (expenses) on the Consolidated Statements of Operations and Comprehensive Income (Loss), as of, and for the years ended December 31, 2023 and 2024. The Group tracks its cost basis of cryptocurrencies in accordance with the first-in-first-out (“FIFO”) method of accounting. See Note 15 – Cryptocurrencies, for further information regarding the Group’s impact of the adoption of ASU 2023-08.

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

Pledged Cryptocurrencies are classified on the Groups’ Consolidated Balance Sheets as Cryptocurrencies, restricted, which will be released within one year are included in the current assets, as they are reasonably expected to be realized in cash or sold or consumed during the normal operation cycle of our business. Cryptocurrencies, restricted, which will be released over one year are included in the non-current assets.

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

Online game services

The Group earns revenue from the provision of online game operation services to players on the Group’s game servers and third-party platforms and overseas licensing of online game to other operators. The Group grants operation rights on authorized games, together with associated services that are rendered to customers over time. The Group adopts a virtual item and service consumption model for online game services. Players can access certain games free of charge, but many purchase game points to acquire in-game premium features. The Group may act as principal or agent depending on the nature of the transaction.

In 2025, the Group launched 9-bit related businesses, including the sale of game currency CDKEYs. CDKEYs are nonrefundable and non-returnable once sold. Revenue from CDKEYs is recognized at the point of sale, when the CDKEY is made available to the customer and the performance obligation is satisfied.

The determination of whether to record revenue gross or net is based on an assessment of various factors, including whether the Group (i) controls the specified virtual goods or services before transfer to the customer; (ii) customizes the virtual product or performs part of the services; (iii) has discretion over the selling price; (iv) has involvement in determining product or service specifications. The assessment is performed for all licensed online games.

When acting as principal

Revenues from online game operation operated through telecom carriers and certain online game operators are recognized upon consumption of the in-game premium features based on gross revenue sharing-payments to third-party operators, but net of value-added tax (“VAT”). The Group earns revenue from the sale of in-game virtual items. Revenue is recognized as the virtual items are consumed or over the estimated lives of the virtual items, estimated based on the average period that players are active and players’ behavior patterns derived from operating data. Accordingly, commission fees paid to third-party operators are recorded as cost of revenues.

When acting as agent

With respect to game license arrangements entered into by third-party operators, if the terms provide that (i) third-party operators are responsible for providing the game desired by the game players; (ii) the hosting and maintenance of game servers for running the games is the responsibility of third-party operators; (iii) third-party operators have the right to review and approve the pricing of in-game virtual items and the specification, modification or update of any game made by the Group; and (iv) publishing, providing payment solution and market promotion services are the responsibilities of third-party operators and the Group is responsible to provide intellectual property licensing and subsequent technical services, then the Group considers itself an agent of the third-party operators in such arrangements with game players. Accordingly, the Group records game revenues from these licensed games, net of amounts paid to the third-party operators.

Licensing revenue

The Group licenses its online games, most of which are developed in-house, to third parties. The Group receives monthly revenue-based royalty payments from third-party licensee operators. These royalties are recognized when the relevant game services are provided to end users. The Group views third-party licensee operators as its customers and recognizes revenue when the Group has transferred control of the game services.

Royalties are recognized only at the later of (a) the subsequent sale or usage by the licensee occurs or (b) the performance obligation to which the royalty relates has been satisfied, in whole or in part.

The fixed fee and variable royalty components of each license are recognized ratably over the contractual license term, commencing when the game is launched and the licensee is granted access, because the Group’s intellectual property subject to the license is symbolic in nature and the licensee has the right to access such intellectual property as it exists throughout the license period.

Other than Bitcoins, the Group is also engaged in the mining of Filecoins. The Group generates Filecoins mining income through provision of computing storage space to the main networks. In exchange for that, The Group is entitled to receive a fractional share of the Filecoins awards from the main networks.

For Filecoin mining, unlike other cryptocurrency mining, Filecoin mining main network requires miners not only to contribute mining machines with computing storage space, but miners also need to pledge certain amount of Filecoins to the main network to start the Filecoin mining. Then Filecoin main network will continuously reward the miners by Filecoin awards. Upon the end of the mining process, which is typically a 540 days process, the Filecoin main network will release the pledged Filecoins to the miners. The Group cooperates with a third party company where we contribute mining machines and the third party contributes Filecoins for pledging to the Filcoin main network. Under this mining cooperation, the Filecoins mined are distributed to the third party ahead of us according to the agreed distribution schedule. Therefore, in the early stage of the 540 days mining process, the Group did not own any Filecoin. Since it is not probable that a significant reversal of cumulative income will not occur, the Group does not recognize any Filecoin mining income before the Group starts to own the Filecoins being mined. The Group started to own the Filecoins being mined from January 1, 2022. The Group relies on a Filecoin mining company to manage the Filecoin mining instead of managing by itself as the Bitcoin mining operation. The Group cannot control the timing and quantity if any of Filecoin to receive and earn. Accordingly, the Group only records Filecoin income as investment income when it actually receives the Filecoin in its cryptocurrency wallet. The Filecoin income is included in other income line item in the accompanying consolidated statements of operations and comprehensive income (loss) in the amount of RMB 1.5 million and RMB 2 million and RMB 0.3 million (US$0.04 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

Data value-added services

The Group primarily provides clients with user data value-added services, including promotional user profile analysis reports and customized promotion solutions designed to help clients grow their user base and improve app rankings.

Revenue is recognized when control of the promised services is transferred to the customer, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services. Depending on the terms of the contract, control may transfer at a point in time or over time.

Promotion and advertising revenue

The Group’s revenue primarily is derived from promoting client products and related advertisements on information flow channels, with income earned through one or multiple billing methods as stipulated in the underlying contracts. Currently, the Group mainly adopts the generalized CPA pricing model, which bills based on the actual number of SMS messages delivered or outbound calls made. Revenue from SMS-based billing is recognized when the SMS is successfully delivered. Revenue from call-based billing is recognized when the call is successfully connected.

<13> Advances from customers

The Group licenses proprietary games to operators in other countries and receives license fees and royalty income. License fees received in advance of the monetization of the game is recorded in advances from customers.

<14> Convertible notes

Convertible Notes and Beneficial Conversion Feature (“BCF”)

The Group evaluates its convertible notes, options, warrants or other contracts, if any, to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for in accordance with Accounting Standards Codification Topic 815, Accounting for Derivative Instruments and Hedging Activities (“ASC 815”) as well as related interpretations of this standard and Accounting Standards Update 2020-06, which was adopted by the Group effective January 1, 2021. The Group recognizes derivative instruments as either assets or liabilities in the balance sheet and are measured at fair values with gains or losses recognized in earnings. Embedded derivatives that are not clearly and closely related to the host contract are bifurcated and are recognized at fair value with changes in fair value recognized as either a gain or loss in earnings. The result of this accounting treatment is that the fair value of the derivative instrument is marked-to-market each balance sheet date and with the change in fair value recognized in the statement of operations as other income or expense.

Upon conversion, exercise or cancellation of a derivative instrument, the instrument is marked to fair value at the date of conversion, exercise or cancellation then that the related fair value is removed from the books. Gains or losses on convertible notes extinguishment are recognized in the statement of operations upon conversion, exercise or cancellation of a derivative instrument after any shares issued in such a transaction are recorded at market value. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. Equity instruments that are initially classified as equity that become subject to reclassification are reclassified to liability at the fair value of the instrument on the reclassification date. Instruments that become a derivative after inception are recognized as a derivative on the date they become a derivative with the offsetting entry recorded in earnings.

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

<16> Cost of revenues

Cost of revenues consists primarily of electricity for cryptocurrency mining operations, online game royalties, revenue sharing to third-party game platform, telecom carriers and other suppliers, payroll and related expenses, maintenance and rental of Internet data center sites, depreciation and amortization of computer equipment and software, and other overhead expenses directly attributable to the services provided.

<17> Product development costs

For software development costs, including online games, to be sold or marketed to customers, the Group expenses software development costs incurred prior to reaching technological feasibility. Once a software product has reached technological feasibility, all subsequent software costs for that product are capitalized until that product is released for marketing, after which the capitalized costs are amortized over the estimated product life. For the years ended December 31, 2023, 2024 and 2025, although software products have reached technological feasibility, total software costs incurred subsequent to reaching technological feasibility were immaterial and therefore not capitalized.

For website and internally used software development costs, the Group expenses all costs incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the application and infrastructure development phase are capitalized and amortized over the estimated product life. For all periods presented, the amount of internally generated costs qualifying for capitalization has been immaterial and, as a result, all website and internally used software development costs have been expensed as incurred.

Product development costs consist primarily of outsourced research and development, payroll, depreciation charges and other overhead costs incurred to develop, maintain, monitor, and manage the Group’s proprietary games and websites.

<18> Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and promotional expenses, payroll and other overhead expenses incurred by the Group’s sales and marketing personnel. Advertising expenses in the amount of RMB 0.2 million, nil and RMB 0.4 million (US$0.06 million) for the years ended December 31, 2023, 2024 and 2025, respectively, marketing expenses in the amount of RMB 1.5 million, 0.2 million and RMB 33.6 million (US$4.9 million) for the years ended December 31, 2023, 2024 and 2025, respectively, were expensed as incurred.

<19> Government grants

Unrestricted government subsidies from local government agencies allowing the Group full discretion to utilize the funds were nil, RMB 0.03 million and nil for the years ended December 31, 2023, 2024 and 2025, respectively, which were recorded in other income, net in the consolidated statements of operations and comprehensive income (loss).

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

<21> Leases

Right-of-use (“ROU”) assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The operating lease ROU assets and liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Group’s leases do not provide an implicit rate, the Group uses the PBOC benchmark lending rate as a proxy for the incremental borrowing rate, based on the information available at lease commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Group’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liability when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

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

<22> Income taxes

Current income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant tax authorities. Income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized income from continuing operations in the period of enactment. A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.

The Group recognizes the impact of an uncertain income tax position at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. Income tax related interest is classified as interest expense and penalties are classified as income tax expense. Since February 2021, the Group started the cryptocurrency mining business in China. In September 2021, due to regulatory reason, the Group ceased the cryptocurrency mining business in China and started to conduct such business out of China. From February to September 2021, the Group did not sell any cryptocurrency for fiat. As such, there is no tax impact in China. We actually did not use “more-likely-than-not” criteria to measure our tax position. All our mining is conducted by our HK subsidiaries. For HK, it’s offshore activities and not taxable. Should there be any update in China tax laws on mining revenue, we will accrue and pay any relevant taxes according to tax laws.

<23> Ordinary shares contingently redeemable

Ordinary shares contingently redeemable are the restricted shares issued by the Group with repurchase clauses. The Group’s consideration shares issued are redeemable and are presented as a temporary equity in the mezzanine section of the balance sheet.

<24> Noncontrolling interest

A noncontrolling interest in a subsidiary or VIE of the Group represents the portion of the equity in the subsidiary or VIE not directly or indirectly attributable to the Group. Noncontrolling interests are presented as a separate component of equity in the consolidated balance sheets. Net income (loss) and other comprehensive income (loss) are attributed to both the controlling and noncontrolling interests.

<25> (Loss) income per share

Basic (loss) income per share is computed by dividing net (loss) income attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted (loss) income per share is calculated by dividing net (loss) income attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. Ordinary share equivalents of stock options and warrants are calculated using the treasury stock method. Ordinary share equivalents are not included in the denominator of the diluted (loss) income per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

<26> Segment reporting

Operating segments are defined as components of an enterprise for which separate financial information is available and regularly reviewed by the Chief Operating Decision Maker (“CODM”) to make strategic decisions, allocate resources, and assess financial performance. The Group’s Chief Executive Officer (“CEO”) serves as the CODM, responsible for strategic decisions regarding operations and financial management. As of December 31, 2025, the Group has two reportable segments, each evaluated separately by the CODM: Cryptocurrency Mining and Online game services (consists of corporate and Online game services and others). The CODM uses revenue, expenses, and segment assets of the Group’s two reportable segments to assess their performance. The Group generates its revenues from customers in Greater China, Asia/Eastern Europe, and North America.

<27> Certain risks and concentration

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable and prepayments and other current assets and purchase concentration. As of December 31, 2024 and 2025, substantially all of the Group’s cash and cash equivalents were held by major financial institutions, which management believes are of high credit worthiness.

No customer individually accounted for more than 10% of the Group’s total revenue for any of the periods presented.

No supplier individually accounted for more than 10% of the Group’s total cost of revenues for the years ended December 31, 2023 and 2024. For the year ended December 31, 2025, one supplier accounted for approximately 12% of the Group’s total cost of revenues.

Two customers accounted for 23% and 13%, and one customer-related party account for 62%, respectively, of the Group’s total accounts receivable balance (third party and related party) as of December 31, 2025. No customer individually accounted for more than 10% of the Group’s total accounts receivable balance as of December 31, 2024. One supplier accounted for 36%, and one supplier-related party account for 19%, respectively, of the Group’s total accounts payable balance (third party and related party) as of December 31, 2025. No supplier individually accounted for more than 10% of the Group’s total accounts payable balance as of December 31, 2024.

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

The Group measures its investment accounted for under readily determinable fair values (see Note 11), and cryptocurrencies (see Note 15), which are classified within Level 1, conversion feature derivative liability (see Note 23), warrants (see Note 24), and call option assets (see Note 12) and put option liabilities (see Note 17), which are classified within Level 3. See Note 25. Fair Value Measurement.

<29> Financial instruments

Financial instruments primarily consist of cash and cash equivalents, accounts receivable, investments, accounts payable, convertible notes and short-term borrowings. The carrying value of the Group’s cash and cash equivalents, accounts receivable, short-term investments, accounts payable, convertible notes and short-term borrowings approximate their fair values due to the short-term nature of these instruments.

<30> Deconsolidation of subsidiary

When the Group ceases to have a controlling financial interest in a subsidiary, the subsidiary is deconsolidated as of the date control is lost, in accordance with ASC 810. Upon deconsolidation, the Group derecognizes the assets, liabilities, and equity components of the former subsidiary, including any noncontrolling interest and amounts previously recognized in accumulated other comprehensive income (loss). A gain or loss on deconsolidation is recognized, measured as the difference between (i) the aggregate of the fair value of any consideration received, the fair value of any retained noncontrolling investment in the former subsidiary, and the carrying amount of any noncontrolling interest at the date of deconsolidation, and (ii) the carrying amount of the former subsidiary’s assets and liabilities. If the deconsolidated subsidiary is a foreign entity, any foreign currency translation adjustment accumulated in other comprehensive income (loss) related to that entity is reclassified and included in the calculation of the gain or loss on deconsolidation

<31> Discontinued Operations

The Group assesses components of its business that it may consider for disposal by sale, abandonment, exchange, or distribution to owners. A component of an entity, which may be in the form of a legal entity, division, product line, or group of assets and liabilities with identifiable cash flows, is classified as a discontinued operation when the disposal represents a strategic shift that has or will have a major effect on the Group’s operations and financial results, in accordance with ASC 205-20. The results of operations of discontinued operations are presented separately in the consolidated statements of operations and comprehensive income (loss), and the associated assets and liabilities are presented as held for sale on the consolidated balance sheets.

<32> Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation. The reclassifications did not have a material impact on the Company’s Consolidated Financial Statements and related disclosures. The impact on any prior period disclosures was immaterial.

<33> Recently Issued and Adopted Accounting Pronouncements

<33.1> Recently Issued Accounting Pronouncements

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

In December 2025, the Financial Accounting Standards Board (“FASB”) Issued ASU 2025-10 – Government Grants (Topic 832): Addressing the long-standing gap in U.S. GAAP regarding government grants received by for-profit business entities. Under the new guidance, grants are recognized when there is reasonable assurance that the entity will comply with the applicable conditions and that the grant will be received, and are measured at the fair value of the assets received or receivable. The guidance is effective for fiscal years beginning after December 15, 2028, with early adoption permitted, and may be applied using a modified prospective, modified retrospective or retrospective approach. The Group is evaluating the impact of this guidance on its consolidated financial statements and disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles: Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (ASU 2025-06). The guidance modernizes the accounting for software costs and enhances the transparency about an entity’s software costs. The guidance is effective for the fiscal years beginning after December 15, 2027 and for interim periods within those fiscal years. This ASU can be applied prospectively, retrospectively, or under a modified transition approach. The Group is currently evaluating the impact of the new standard and do not expect to have a material impact on its consolidated financial statements resulting from adoption of the new standard.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which allows entities to elect a practical expedient to assume that current conditions as of the balance sheet date will remain unchanged for the remaining life of current accounts receivable and contract assets arising from revenue contracts under ASC 606 when estimating expected credit losses. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, with early adoption permitted. The Group applies ASU 2025-05 on a prospective basis and does not expect this guidance to have a material impact on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20) (“ASU 2024-04”), which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as induced conversions. ASU 2024-04 is effective for annual reporting periods beginning after December 15, 2025, with early adoption permitted. The Group does not expect this guidance to have a material impact on its consolidated financial statements and disclosures. In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”), which requires entities to disaggregate and disclose the nature and amount of significant expense categories, including employee compensation, depreciation, and amortization, in the notes to the financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. This ASU should be applied prospectively with the option to apply the standard retrospectively. The Group is currently evaluating the impact that the updated guidance will have on its consolidated financial statements and disclosures and does not intend to early adopt or apply the standard retrospectively.

Other recently issued accounting pronouncements not discussed above are not expected to have a material impact on the Group’s consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

<33.2> Recently Adopted Accounting Pronouncements

Adoption of ASU 2024-02

In March 2024, the FASB issued ASU 2024-02, Codification Improvements—Amendments to Remove References to the Concepts Statements (“ASU 2024-02”), which removes extraneous references to the FASB Concepts Statements from the Codification. ASU 2024-02 was effective for the Group for fiscal year 2025. The adoption of ASU 2024-02 did not have a material impact on the Group’s consolidated financial statements and disclosures.

Adoption of ASU 2023-09

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which improves income tax disclosures. The amendments require the disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendments also require disaggregated information about the amount of income taxes paid (net of refunds received), Income (or loss) from continuing operations before income tax expense (or benefit) and Income tax expense (or benefit) from continuing operations. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for the Group’s fiscal years beginning after December 15, 2024. Early adoption is permitted. Beginning January 1, 2025, the Group adopted ASU 2023-09 prospectively. See Note 19 – Taxation in the accompanying notes to the consolidated financial statements for further detail.

3. CONVENIENCE TRANSLATION

The Group, with the exception of its subsidiaries, NBTC US Inc., NBTC KZ LLP, maintains its accounting records and prepares its financial statements in RMB. The U.S. dollar amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB 6.9931, representing the noon buying rate in New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2025. Such translations should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

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

The results of operations related to the Disposal Group are reported as discontinued operations for the years ended December 31, 2023, 2024 and 2025.

The results of operations of the Disposal Group for the years ended December 31, 2023, 2024, and 2025 are comprised of the following:

	2023	2024	2025	2025
	RMB	RMB	RMB	USD
	(in thousands)
Revenues	26	—	—	—
Cost of sales	(278)	—	—	—
Sales and marketing	—	—	—	—
General and administrative	(1,106)	—	—	—
Impairment on advance and other assets	(607)	—	—	—
Loss from operations	(1,965)	—	—	—

Interest income	—	—	—	—
Foreign currency exchange loss	(4)	—	—	—
Other income, net	13	—	—	—
Loss from discontinued operations	(1,956)	—	—	—

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

The carrying amounts of the assets, liabilities and the results of operations of the VIE and VIE’s subsidiaries included in the Group’s consolidated balance sheets and statements of operations and comprehensive income (loss), which are prepared before eliminating the inter-company balances and transactions between the VIE and VIE’s subsidiaries, the Group and its subsidiaries, are as follows:

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$
	(in thousands)		(Note 3)
Cash and cash equivalents	3,013	7,761	1,110
Accounts receivable, net of allowance for credit losses	—	3,637	520
Accounts receivable - related party	—	6,284	899
Advances to suppliers	—	1,568	224
Prepayments and other current assets, net of allowance for credit losses	4,582	8,974	1,283
Prepayments and other current assets - related party	—	515	74
Amounts due from related parties	583	—	—
Due from the Group’s companies (i)	446,094	447,496	63,991
Total current assets	454,272	476,235	68,101
Intangible asset	—	2,500	357
Investments	25,750	—	—
Property, equipment and software, net	57	124	18
Operating lease right-of-use assets, net	44	145	21
Total assets	480,123	479,004	68,497

Accounts payable	5,427	10,351	1,480
Other taxes payable	1,388	1,391	199
Advances from customers	9,702	5,398	772
Amounts due to related parties	44,057	44,057	6,300
Accrued expenses and other current liabilities	33,320	37,572	5,373
Current portion of operating lease liabilities, current	33	61	9
Deferred revenue	577	1,635	234
Due to the Group’s companies (i)	1,401,911	1,446,363	206,827
Total current liabilities	1,496,415	1,546,828	221,194

Non-current portion of operating lease liabilities	—	80	11
Total liabilities	1,496,415	1,546,908	221,205

Note:

(i) It represents the elimination of intercompany balances among The9 Limited, primary beneficiaries of VIEs excluding The9 Limited, other subsidiaries and the VIEs and VIEs’ subsidiaries.

	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(in thousands)			(Note 3)
Revenues	428	318	35,431	5,067
Cost of revenues	(218)	(470)	(25,811)	(3,691)
Gross profit (loss)	210	(152)	9,620	1,376

Total operating expenses	(23,380)	(19,540)	(33,583)	(4,802)

Loss from continuing operations before income tax expense and share of loss in equity method investments	154,021	(34,018)	(49,937)	(7,141)

Net income (loss)	154,021	(34,589)	(50,618)	(7,238)

The VIE’s assets are not used as collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations.

Relevant PRC laws and regulations restrict the VIE subsidiaries from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and share capital, to the Group in the form of loans and advances or cash dividends. See Note 31 for disclosure of restricted net assets.

6. INVESTMENTS IN CONSOLIDATED SUBSIDIARIES

Shenzhen Shuzhi Technology Co., Ltd. (“Shuzhi”)

On December 16, 2024, Shanghai IT and Shenzhen Jituo Interactive Technology Co., Ltd. (“Shenzhen Jituo”) entered into a Cooperation Framework Agreement, and The9 and Shenzhen Jituo entered into a Share Purchase Agreement (the “Original SPA”). On December 18, 2024, Shanghai IT and Shenzhen Jituo executed the Joint Venture Agreement, pursuant to which Shanghai IT and Shenzhen Jituo co-founded Shuzhi, with Shanghai IT holding a 51% equity interest and Shenzhen Jituo holding a 49% equity interest as founding shareholders. Shanghai IT obtained control through its contractual right to appoint two of three board members. The9 consolidates Shuzhi beginning December 18, 2024 as a subsidiary of Shanghai IT. Shuzhi was formed on December 18, 2024 as a shell entity with no assets, liabilities, or expenses through December 31, 2024. No intangible assets, software, or license rights were contributed at any time.

Phase 1 — Share-Based Compensation (Original SPA)

Under the Original SPA, The9 agreed to issue restricted Class A ordinary shares to Shenzhen Jituo, through its designated recipient Bough Tech Inc., as consideration for Shenzhen Jituo’s resources contribution to Shuzhi, comprising precision advertising services, AI-based marketing, operation teams, and software and hardware platforms. This arrangement constitutes share-based compensation to a non-employee.

The grant date of the Original SPA arrangement was December 16, 2024. On March 26, 2025, The9 issued 28,110,000 Class A restricted ordinary shares to Bough Tech Inc. as Batch 1 under the Original SPA, with a grant date fair value of RMB 9.8 million. At issuance, the full amount was recorded as deferred stock-based compensation within equity, with no income statement impact. Original SPA Batches 2 and 3, representing aggregate consideration of up to RMB 36.8 million, were contingent on net profit after tax targets and were never probable of being met; no amounts were recognized.

Effective July 21, 2025, all original agreements were terminated and Shenzhen Jituo agreed to transfer its remaining 49% interest in Shuzhi to Shanghai IT. Upon termination, stock-based compensation expense of RMB 3.5 million was recognized for the 9,946,200 Class A shares released and retained by Bough Tech Inc., representing 35.38% of the grant date fair value of RMB 9.8 million. The deferred stock-based compensation attributable to the 18,163,800 cancelled shares, amounting to RMB 6.3 million, was reversed with no expense recognized.

Phase 2 — Acquisition of Noncontrolling Interest (New SPA)

On July 22, 2025, The9 and Shenzhen Jituo entered into a new Share Purchase Agreement (the “New SPA”), under which Shanghai IT acquired the remaining 49% noncontrolling interest from Shenzhen Jituo. Because Shanghai IT had controlled and consolidated Shuzhi since December 18, 2024, this transaction did not result in a change of control and has been accounted for as an equity transaction. The noncontrolling interest was derecognized at its carrying value of RMB 0.44 million, and the excess of the RMB 15.0 million consideration transferred over the carrying value, amounting to approximately RMB 14.56 million, was recorded as a reduction to additional paid-in capital. No goodwill was recognized.

As Batch 1 consideration under the New SPA, The9 issued 66,356,400 Class A ordinary shares to Bough Tech Inc. on December 31, 2025, valued at RMB 15.0 million.

Contingent Consideration — New SPA

Contingent consideration under the New SPA consists of share and cash components tied to two operational year targets. Batch 2 shares valued at RMB 15.0 million and a cash installment of RMB 15.0 million are contingent on Shuzhi achieving net profit after tax of at least RMB 20 million for the First Operational Year ending June 30, 2026. Batch 3 shares valued at RMB 15.0 million and a cash installment of RMB 15.0 million are contingent on Shuzhi achieving net profit after tax of at least RMB 20 million for the Second Operational Year ending June 30, 2027. As of December 31, 2025, none of these conditions were probable of being met and no amounts have been recognized. Contingent cash installments, if and when recognized, will be recorded as a reduction of additional paid-in capital with no income statement impact. Under Section 5.12 of the New SPA, if the net profit after tax target of RMB 20 million is not achieved within the maximum five-year operational period ending June 30, 2030, all remaining unreleased New SPA shares will be forfeited and cancelled without consideration. Management has assessed that the First Operational Year target is not expected to be met; accordingly, no Batch 1 shares will be released from lock-up, no Batch 2 shares will be issued, and the First Cash Installment will not be payable for the First Operational Year, and these are disclosed as non-adjusting subsequent events.

Shanghai Zhongxinshun Network Technology Co., Ltd. (“Zhongxinshun”)

On September 20, 2025, Shanghai IT and Shanghai Zhong Shun Heng Xin Network Science and Technology Co., Ltd. (“Shanghai ZSHX”) entered into a Cooperation Framework Agreement, and The9 and Shanghai ZSHX entered into a Share Purchase Agreement. On September 22, 2025, Shanghai IT and Shanghai ZSHX executed the Joint Venture Agreement (the “JVA”), pursuant to which Shanghai IT acquired a 51% equity interest in Zhongxinshun and obtained control through its contractual right to appoint three of five board members. The9 consolidates Zhongxinshun beginning September 22, 2025 as a subsidiary of Shanghai IT.

Zhongxinshun was incorporated in January 2025 and had no operations, employees, or revenues prior to the JVA execution date. Shanghai ZSHX authorized the use of software, copyrights, licenses, and license-use rights to Zhongxinshun at zero consideration, including exclusive operation rights for the mobile game Ultraman: Heroes of Dimension and partial authorization rights for Honor All-Stars Glory. The rights received did not constitute a business and did not give rise to identifiable intangible assets. Accordingly, the transaction has been accounted for as an asset acquisition at zero cost basis, no goodwill has been recognized, and no investment basis was recorded at the acquisition date.

Share Consideration

Pursuant to the Share Purchase Agreement, The9 is obligated to issue ordinary shares to Shanghai ZSHX in up to four batches as acquisition consideration. The Batch 1 issuance, 18,579,000 Class A ordinary shares that valued at RMB 4.6 million based on the fair value of The9’s ordinary shares on September 20, 2025, the date of the Share Purchase Agreement, was recorded on September 22, 2025 as shares to be issued within additional paid-in capital, pending formation of the designated BVI holding entity. Under Section 5.11 of the Share Purchase Agreement, if Zhongxinshun does not achieve the Year 1 Operational Data Target for the twelve-month period ending September 30, 2026, the Batch 1 shares issued but not released from lock-up shall be forfeited to The9 and cancelled without consideration. Management has assessed that it is probable the Year 1 target will not be met; accordingly, the expected cancellation of the Batch 1 shares is disclosed as a non-adjusting subsequent event. Batches 2 through 4, representing aggregate consideration of up to RMB 41.3 million, are contingent on Zhongxinshun achieving specified net profit after tax milestones and have not been recognized.

Contingent Cash Earn-Outs

Shanghai IT is obligated to pay Shanghai ZSHX contingent cash earn-outs of up to RMB 68.9 million in three installments, each contingent on Zhongxinshun achieving net profit after tax of RMB 50 million for the annual periods ending September 30, 2026, 2027, and 2028, respectively. As of December 31, 2025, none of these conditions were probable of being met and no liability has been recognized.

7. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net are as follows:

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
	(in thousands)		(Note 3)
Accounts receivable-third parties	505	4,287	612
Allowance for credit losses for accounts receivable	(505)	(505)	(72)
Accounts receivable-third parties, net	—	3,782	540

Accounts receivable- related party	—	6,284	899

Accounts receivable - related party represents amounts due from Shanghai ZSHX, the 49% noncontrolling interest holder of the Group’s Shanghai joint venture, arising from online game revenue generated through the joint venture’s operations. Shanghai ZSHX became a related party of the Group in September 2025. As of December 31, 2025, accounts receivable - related party amounted to RMB 6.3 million (US$0.9 million). No allowance for credit losses has been recorded against accounts receivable - related party as the amounts are considered fully collectible. See Note 6 for further details on the Group’s JVA, Zhongxinshun, the consolidated subsidiary.

8. PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets are as follows:

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
	(in thousands)		(Note 3)
Employee advances	620	3,710	530
Input VAT recoverable	3,767	5,179	741
Prepayments and deposits	18,327	4,798	686
Other receivables, net of allowance for credit losses of RMB 39,577 (in thousands) and RMB 40,773 (in thousands), as of December 31, 2024 and 2025, respectively	3,333	5,856	837
Prepayments and other current assets-third parties	26,047	19,543	2,794
Prepayments and other current assets-related party	—	515	74

In March 2024, the Group signed a Bitcoin mining machine sales contract with SMI CS PTE LTD. We sold 200 units of S19 Bitcoin mining machines for US$200,000 (US$20,000 in cash and the equivalent value of US$180,000 via the issuance of newly issued shares of Buyer). As of December 31, 2025, a full provision for credit losses has been made for this amount.

In March 2024, the Group signed an equity purchase agreement with Beijing Naonao, purchasing 21.6969% of its shares. As of December 31, 2024, Beijing Naonao’s production and operation had not shown any results. In July 2025, the Group, Beijing Naonao and a third-party company entered into a tripartite share transfer and purchase agreement, the Group and Beijing Naonao have repurchased their respective shares from each other by way of returning their respective shares to the designated holders of the Parties (i.e., Beijing Naonao returned The9 Shares, which are equivalent to 238,725,975 Class A ordinary shares of The9 (the fair value price of shares is US$ 0.3 million.), to The9’s designated holder, the third - party company, and The9 returned 21.7% shares of Beijing Naonao held by The9 to Beijing Naonao), the third - party company purchased The9 Shares with the amount agreed to be US$ 0.3 million.

In June 2024, the Group signed a share purchase agreement with Wuhan Weixiang Science And Technology Co., Ltd. (“WeiXiang”), purchasing 19% of its shares. As of December 31, 2024, WeiXiang had been operating at a loss, and the Group no longer had a positive outlook for its future business development. In November 2025, the Group, WeiXiang, a third-party individual and a third-party company entered into a tripartite share transfer and purchase agreement, the Group and WeiXiang have repurchased their respective shares from each other by way of returning their respective shares to the designated holders of the Parties (i.e., WeiXiang returned The9 Shares, which are equivalent to 157,100,240 Class A ordinary shares of The9 (the fair value price of shares is US$ 0.3 million), to The9’s designated holder, the third-party company and the third-party individual, and The9 returned 15.67% shares of WeiXiang held by The9 to WeiXiang), the third-party company and the third-party individual purchased The9 Shares with the amount agreed to be US$ 0.3 million.

In November 2025, the Group entered into a purchase agreement with Unicorn Gallery PTE. LTD. to acquire 100 million EUFT tokens. As of December 31, 2025, the Group had paid a total consideration of RMB 3.51 million (USD 0.5 million) using USDT. As the tokens had not been delivered to the Group’s digital wallets as of the reporting date, the payment was recognized as a prepayment at historical cost, representing the fair value of the USDT at the time of transaction. Subsequent to the year-end, in March 2026, the Group successfully received the 100 million EUFT tokens in full.

In April 2025, the Group entered into a copyright licensing cooperation agreement for “Sunshine Farm” with Rekoo Japan Co., Ltd. As of December 31, 2025, the Group had paid RMB 0.72 million (USD 0.1 million).

As of December 31, 2025, other receivables — related party includes RMB 0.5 million (US$0.07 million) due from Shanghai ZSHX, representing game revenue sharing collected by ZhongShun on behalf of the Group.

9. LICENSE ASSET

License asset is as follows:

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
	(in thousands)		(Note 3)
Total	9,000	—	—

In May 2024, the Group entered into an exclusive publishing license agreement with Wemade Co., Ltd. The Group will exclusively publish and service the new MIR M game in mainland China. According to the agreement, the total license fee is RMB 18.0 million. As of December 31, 2024, the Group has prepaid for the license fee of RMB 9.0 million (US$ 1.2 million), the remaining license fee of RMB 9.0 million will be paid after the close beta testing date. The license authorization period is five years after the commercial launch, so the license asset is classified as a long-term asset. In September 2025, the Group has terminated the agreement with Wemade Co., Ltd. The license fee of RMB 9.0 million has been retrieved, and the license asset is recognized as 0. The Group received the refund of RMB 9.0 million in October 2025.

10. DEFERRED ROYALTY COSTS

Deferred royalty costs are as follows:

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
	(in thousands)		(Note 3)
Total	9,000	—	—

In May 2024, the Group entered into an exclusive publishing license agreement with Wemade Co., Ltd. The Group will exclusively publish and service the new MIR M game in mainland China. According to the agreement, the total minimum payment is RMB 42.0 million. As of December 31, 2024, the Group has prepaid for the royalty fee of RMB 9.0 million (US$ 1.2 million). The second minimum payment of RMB 9.0 million was scheduled to be paid after the close beta testing date and the remaining minimum payment of RMB 24.0 million was scheduled to be paid after commercial launch. The license authorization period is five years after the commercial launch, the prepayment minimum payment may set off monthly royalty payment after the commercial launch, so the deferred royalty costs are classified as long-term assets. In September 2025, the Group has terminated the agreement with Wemade Co., Ltd. The Group received the refund of RMB9.0 million in October 2025.

11. INVESTMENTS

The Group’s investments comprise the following:

				Share
				ownership as of
	December 31,	December 31,	December 31,	December 31,
	2024	2025	2025	2025
	RMB	RMB	US$
			(Note 3)
		(in thousands)
Investments accounted for under equity method:
Maxline Holdings Limited (“Maxline”) <1>	—	—	—	29.00%**

Investments accounted for under cost method:
Nanyang Biologics Pte Ltd. (“Nanyang Biologics”) <2>	—	—	—	14.54%
Beijing Weiming Naonao Technology Co., Ltd. (“BeijingNaonao”) <3>	58,474	—	—	8.30%
ZTE9 Network Technology Co., Ltd., Wuxi (“ZTE9”) <16>	—	—	—	5.00%
Shanghai Ronglei Culture Communication Co., Ltd. (“Shanghai Ronglei”) <11>	5,000	—	—	12.92%
Shanghai The9 Education Technology Co., Ltd. (“The9 Education Technology”)	—	—	—	19.20%
Dragonfly Ventures II, L.P. (“Dragonfly”) <9>	19,520	19,520	2,791	1.19%
Redblock Inc. (“Redblock”) <4>	1,943	1,943	278	1.00%**
Gameway Pte. Ltd. (“Gameway”) <12>	635	—	—	1.25%**
Zhenjiang Kexin Power System Design and Research Co., Ltd. (“Zhenjiang Kexin”) <17>	—	—	—	9.90%
Hangzhou Lianfang Technology Co., Ltd. (“Hangzhou Lianfang”) <6>	—	—	—	4.00%
Skychain Technologies Inc. (“Skychain”) <18>	—	—	—	15.11%**
Shanghai Institute of Visual Art of Fudan University (“SIVA”) <10>	—	—	—	1.28%
Kuaijin Shidai (Xiamen) Technology Co., Ltd. (“KuaiJin”) <13>	67,360	67,360	9,632	15%
Shenma Limited (“Shenma”) <14>	82,573	82,573	11,808	19%
Wuhan Weixiang Science And Technology Co., Ltd. (“WeiXiang”) <15>	60,698	—	—	3.33%

Investments accounted for under readily determinable fair values
Nano Labs, Ltd. (“Nano Labs”) <8>	469	162	23	*
SMI Vantage(“SMI”) <5>	550	—	—	7.4%
FF Intelligent Mobility Global Holdings Ltd. (“FF Intelligent”) <7>	1	—	—	*
Total	297,223	171,558	24,532

* Less than 1%

** Ownership percentage represent the Company’s interest at the acquisition date.

The Group recorded the impairment on equity investments of nil, nil and RMB 41.6 million (US$ 6 million) for the years ended December 31, 2023, 2024 and 2025, respectively. The Group recorded the impairment on other investments of nil, nil and RMB 65 million (US$ 9.3 million) for the years ended December 31, 2023, 2024 and 2025, respectively. The Group recorded the gain of changes in fair value on other investments of RMB3.5 million, and the loss of RMB 7.2 million and the loss of RMB 0.3 million (US$ 0.04 million) for the years ended December 31, 2023, 2024, and 2025, respectively. The Group recorded the gain on disposal of investment and available-for-sale investments of RMB 1.7 million, and the loss on disposal of investment and available-for-sale investments of RMB 7,704 and nil for the years ended December 2023, 2024, and 2025, respectively. For the investments in equity, the Group has recorded its share of loss of nil, RMB 1.1 million and RMB 0.6 million (US$0.08 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

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

<2> Nanyang Biologics

In February 2020, the Group entrusted a nominee to hold trust shares of 50% in Nanyang Herbs and the nominee is to exercise rights in accordance with the instruction of the Group. In February 2020, Nanyang Herbs entered into a research collaboration agreement with Nanyang Technological University (“NTU”) to jointly provide technology and financial support to fund the research project to embark on evidence-based study to illustrate the medicinal values and efficacies of certain herbs. The Group has invested an amount of RMB3.3 million to Nanyang Herbs in 2020 and amount of RMB3.3 million in 2021. Because of the uncertainty of medical research projects, the Group incurred loss of RMB 3.3 million for the year ended December 31, 2020. Also, the Group incurred another loss of RMB 3.3 million for the year ended December 31, 2021. In 2025, the Group, Nanyang Herbs and Nanyang Biologics entered into an agreement, the Group’s investment to Nanyang Herbs in 2020 and 2021, and the Group’s 50% shareholding in Nanyang Herbs converted into 220,500 shares (14.54%) of Nanyang Biologics.

<3> Beijing Naonao

In August 2020, the Group entered into an investment agreement with Beijing Weiming Naonao Technology Co., Ltd. (“Beijing Naonao”), which aims to develop and operate games designed for therapy purposes. The Group invested RMB3.0 million in Beijing Naonao for an equity interest of 9.09%. Due to the level of uncertainty involved to succeed to develop and launch the game in the future, the Group recorded an impairment loss of RMB3.0 million for the year ended December 31, 2020. In May 2024, the Group entered into an investment agreement with Beijing Naonao to purchase an additional 21.7% shares of Beijing Naonao by cash US$1.5 million and issuance of The9’s 251,290,500 restricted Class A ordinary shares (equivalent to 837,635 American Depositary Shares (ADSs)). The total value of investment of Beijing Naonao is RMB 58.4 million. The restricted Class A ordinary shares to be issued to Beijing Naonao will be subject to lock-up conditions and will only be released according to the following schedule: (i) when the market capitalization of The9 reaches US$200 million, 4,737,000 Class A ordinary shares (equivalent to 15,790 ADSs) of The9 will be released from the lock-up; (ii) when the market capitalization of The9 reaches US$500 million, 1,894,800 Class A ordinary shares (equivalent to 6,316 ADSs) of The9 will be released from the lock-up, and (iii) when the market capitalization of The9 reaches US$1 billion, 947,400 Class A Ordinary shares (equivalent to 3,158 ADSs) of The9 will be released from the lock-up. The rest of the restricted shares shall be released from the lock-up when either of the following conditions are met: Beijing Naonao completes a qualified IPO and its shares owned by The9 become freely tradable in the open market; or if and when the The9 exercises its super pro-rata right and, as a result, holds a minimum 51% of the then total share capital of Beijing Naonao.

The Group had held 30% shares of Beijing Naonao after the investment, the equity method has been adopted, and the Group recognized the proportionate share, 30% of Beijing Naonao’s net loss for the period from the effective date, April 1,2024 of equity method through December 31, 2024 of RMB 0.6 million. As June 30, 2025, the valuation of the call option asset is US$1.0 million, a decrease of US$1.1 million from the valuation on December 31, 2024. As June 30, 2025, the valuation of the put option liability is US$0.2 million, a decrease of US$ 0.04million from the valuation on December 31, 2024. The company has recorded a loss on fair value of Derivative of US$1.0 million. On June 30, 2025, the Group and Beijing Naonao entered an amendment of SPA which singed on March 26, 2024. In the amendment, the terms of share repurchase have been removed. Therefore, as June 30, 2025, the valuation of the call option asset is nil, a decrease of US$1.0 million from the valuation on June 30, 2025. As June 30, 2025, the valuation of the put option liability is nil, a decrease of US$0.2 million from the valuation on June 30, 2025. The Group has recorded a loss from derecognition of US$0.8 million.

In July 2025, the Group, Beijing Naonao and a third-party company entered into a tripartite share transfer and purchase agreement, the Group and Beijing Naonao have repurchased their respective shares from each other by way of returning their respective shares to the designated holders of the Parties (i.e., Beijing Naonao returned The9 Shares, which are equivalent to 238,725,975 Class A ordinary shares of The9 (the fair value price of shares is US$ 0.3 million), to The9’s designated holder, the third - party company, and The9 returned 21.7% shares of Beijing Naonao held by The9 to Beijing Naonao), the third - party company purchased The9 Shares upon the completion of the Transfer of Shares for the consideration equal to the agreed fair value. From July 30, 2025, the Group 9’s stake in Beijing Naonao decreased to 8.3% and the equity method has not been adopted, the Group recognized the 30% of Beijing Naonao’s net loss for the period from January 1,2025 through July 31, 2025 of equity method of RMB 0.6 million (US$ 0.08 million). After the share repurchase. The Group held 8.3% shares of Beijing Naonao, the Group recorded an impairment loss of RMB41.6 million (US$ 6 million).

<4> Redblock

In July 2021, the Group entered into an investment agreement with Redblock Inc. (“Redblock”). The Group invested RMB1.9 million in 2021. The Group performed an impairment assessment and determined that there is no impairment in the investment as of December 31, 2024 and 2025, respectively.

<5> SMI

In June 2021, the Group entered into a subscription agreement with SMI Vantage (“SMI”), which the Group paid RMB 1.6 million to subscribe shares and options of SMI. In August 2021 the Group exercised the options, and paid RMB 4.9 million to obtain additional shares. In April 2022, the Group sold machines to SMI in exchange for additional shares which valued RMB 2.1 million. The Group sold 17,600,000 shares of SMI and recorded a realized gain on disposal of equity investee and available - for - sale investments of RMB 1.7 million for the years ended December 31, 2023. The Group sold 90,000 shares of SMI and recorded a realized loss on disposal of equity investee and available - for - sale investments of RMB 7,704 for the year ended December 31, 2024. The Group recorded gain on change in investment of RMB 4 million, loss on change in investment of RMB 6.7 million, and gain on change in investment of RMB 0.03 million (US$4,386) for the years ended December 31, 2023, 2024, and 2025, respectively. In March 2025, SMI was delisted from the Singapore stock market, the Group recorded a full impairment loss of RMB 0.6 million (US$0.09 million).

<6> Hangzhou Lianfang

In August 2021, the Group entered into an investment agreement with Hangzhou Lianfang Technology Co., Ltd. (“Hangzhou Lianfang”). The Group invested RMB2.0 million in Hangzhou Lianfang for an equity interest of 4.00%. Due to the uncertainty in business development, the Group had recorded a full impairment loss of RMB 2.0 million in 2022.

<7> FF Intelligent (formerly known as Smart King Limited)

In March 2019, the Group entered into a joint venture agreement with Faraday & Future Inc. (“F&F”) in an attempt to enter into electric vehicle business. In April 2019, the Group paid an initial deposit of US$5.0 million to F&F through an interest-free loan from Ark Pacific Associates Limited (“Ark Pacific Associates”), an entity affiliated with the Group’s former president. In November 2020, the Group converted the initial deposit of US$5.0 million into 2,994,011 Class B ordinary shares of FF Intelligent, the holding company of F&F that operates its electric vehicles business, at a pre-agreed conversion price set forth in the joint venture agreement. As a result of this conversion, the capital commitment in the joint venture agreement was deemed released. The prepaid deposit for joint venture was fully impaired in 2019 as the actual progress of the joint venture was below expectations. The initial recognition for the investment in FF Intelligent is recorded at nil. On July 21, 2021, FF Intelligent completed a merger with a SPAC company and became a public company FF Intelligent Electric Inc. (Nasdaq: FFIE). The Group owns 423,053 shares of FFIE after the merger. Such shares are subject to a 6-month lock-up period and were released to The9’s brokerage account in January 2022. The Group rebooked the investment for the 423,053 shares of FFIE received from F&F and recognized a gain on investments of RMB 37.7 million. The Group recognized a loss on change in investment of RMB 23.4 million based on its fair value as of December 31, 2021. As the result, the Group recognized a net gain of RMB 14.3 million for the year ended December 31, 2021. The Group recognized a loss on change in investment of RMB 0.8 million, a loss on change in investment of RMB 7,864, and a loss on change in investment of RMB 463 (US$ 66) based on its fair value for the years ended December 31, 2023 and 2024 and 2025, respectively.

<8> Nano Labs

In July 2022, the Group made a RMB 20.2 million (US$3 million) strategic investment in the initial public offering of Nano Labs to obtain of 260,642 American depositary shares (“ADSs”) of Nano Labs.

In July and August 2022, the Group sold 187,656 ADSs of Nano Labs and received RMB 15.2 million, the Group recorded a realized gain on disposal of equity investee and available-for-sale investments of RMB 0.7 million. The Group recognized a gain on change in investment of RMB 0.4 million, a loss on change in investment of RMB 0.5 million, and a loss on change in investment of RMB 0.3 million (US$ 0.04 million) based on its fair value for the years ended December 31, 2023, 2024 and 2025, respectively.

<9> Dragonfly

In March 2021, the Group entered into an investment agreement with Dragonfly Ventures II, L.P. (“Dragonfly”). The Group invested RMB19.5 million in 2021. The Group performed an impairment assessment and determined that there is no impairment in the investment as of December 31, 2024 and 2025, respectively.

<10> SIVA

In 2020, the Group considered to dispose its investment in SIVA and has performed an impairment assessment to consider the recoverable amount of the investment. The Group recorded an impairment loss of RMB10.0 million for the year ended December 31, 2020.

<11> Shanghai Ronglei

In October 2021, the Group entered into an investment agreement with Shanghai Ronglei. The Group invested RMB2 in 2021 and invested RMB3 million in 2022. Total investment in Shanghai Ronglei amounted to RMB5 million (US$0.7 million), which represented an equity interest of 12.92% as of December 31, 2024 and 2025. Due to the business performance of Shanghai Ronglei did not meet expectations, the Group recorded a full impairment loss of RMB 5 million (US$0.7 million) in 2025.

<12> Gameway

In February 2022, the Group entered into an investment agreement with Gameway. The Group invested RMB0.6 million in 2022 or an equity interest of 1.25% as of December 31, 2024 and 2025. Due to the uncertainty in business development, the Group recorded an impairment loss of RMB0.6 million (US$0.09 million) for the year ended December 31, 2025.

<13> KuaiJin

In May 2024, the Group entered into a definitive share purchase agreement with KuaiJin, a company operating unmanned retail store platform in China, to purchase 15% of KuaiJin by cash of US$1.5 million and issuance of The9’s 318,448,800 restricted Class A ordinary shares (equivalent to 1,061,496 ADSs), the total value of investment of KuaiJin is RMB 67.4 million (US$ 9.6 million). The restricted Class A ordinary shares to be issued to KuaiJin will be subject to lock-up conditions and will only be released according to the following schedule: (i) when the market capitalization of The9 reaches US$200 million, 20,940,900 Class A ordinary shares (equivalent to 69,803 ADSs) of The9 will be released from the lock-up; (ii) when the market capitalization of The9 reaches US$500 million, 8,376,300 Class A ordinary shares (equivalent to 27,921 ADSs) of The9 will be released from the lock-up, and (iii) when the market capitalization of The9 reaches US$1 billion, 4,188,300 Class A Ordinary shares (equivalent to 13,961 ADSs) of The9 will be released from the lock-up. The rest of the restricted shares shall be released from the lock-up when either of the following conditions are met: KuaiJin completes a qualified IPO and its shares owned by The9 become freely tradable in the open market; or if and when the The9 exercises its purchase option and, as a result, holds a minimum 51% of the then total share capital of KuaiJin.

<14> Shenma

In May 2024, the Group entered into the term sheet, it signed a definitive share purchase agreement with Shenma, a company operating digital human AIGC (Artificial Intelligence Generated Content) platform as a service in China, with the final negotiated terms to purchase 19% shares of Shenma in exchange for cash payment of US$1 million and issuance of The9’s 417,880,500 restricted Class A ordinary shares (equivalent to 1,392,935 ADSs), the total value of investment of Shenma is RMB 82.6 million. The restricted Class A ordinary shares to be issued to Shenma will be subject to lock-up conditions and will only be released according to the following schedule: (i) when the market capitalization of The9 reaches US$200 million, 33,938,400 Class A Ordinary shares (equivalent to 113,128 ADSs) of The9 shall be released from the lock-up; (ii) when the market capitalization of The9 reaches US$500 million, 13,575,300 Class A Ordinary shares (equivalent to 45,251 ADSs) of The9 shall be released from the lock-up, and (iii) when the market capitalization of The9 reaches US$1 billion, 6,787,800 Class A Ordinary shares (equivalent to 22,626 ADSs) of The9 shall be released from the lock-up. The rest of the issued Class A shares shall be released from the lock-up when the following conditions are met: Shenma completes the Qualified IPO with valuation higher than US$200 million.

<15> WeiXiang

In June 2024, the Group entered into a definitive share purchase agreement with WeiXiang., an AI-powered educational technology company in China, to purchase 19% of WeiXiang by cash of US$1.5 million and issuance of The9’s 284,465,400 restricted Class A ordinary shares (equivalent to 948,218 ADSs), the total value of investment of WeiXiang is RMB 60.7 million. The restricted Class A ordinary shares to be issued to Weixiang will be subject to lock-up conditions and will only be released according to the following schedule: (i) when the market capitalization of The9 reaches US$200 million, 24,533,700 Class A Ordinary shares (equivalent to 81,779 ADSs) of The9 will be released from the lock-up; (ii) when the market capitalization of The9 reaches US$500 million, 9,813,600 Class A Ordinary shares (equivalent to 32,712 ADSs) of The9 will be released from the lock-up, and (iii) when the market capitalization of The9 reaches US$1 billion, 4,906,800 Class A Ordinary shares (equivalent to 16,356 ADSs) of The9 will be released from the lock-up. The rest of the restricted shares shall be released from the lock-up when either of the following conditions are met: Weixiang completes a qualified IPO and its shares owned by The9 become freely tradable in the open market; or if and when the The9 exercises its purchase option and, as a result, holds a minimum 51% of the then total share capital of Weixiang.

In November 2025, the Group, WeiXiang, Li Yuanfeng (a third-party individual) and a third-party company entered into a tripartite share transfer and purchase agreement, the Group and WeiXiang have repurchased their respective shares from each other by way of returning their respective shares to the designated holders of the Parties (i.e., WeiXiang returned The9 Shares, which are equivalent to 157,100,240 Class A ordinary shares of The9 (the fair value price of shares is US$ 0.3 million), to The9’s designated holder, the third-party company and the third-party individual, and The9 returned 15.67% shares of WeiXiang held by The9 to WeiXiang), the third-party company and the third-party individual purchased The9 Shares upon the completion of the Transfer of Shares for the consideration equal to the agreed fair value. After the share repurchase. The Group held 3.33% shares of WeiXiang, the Group recorded an impairment loss of RMB 58.8 million (US$ 8.4million).

<16> ZTE9

In February 2013, the Group established a joint venture with Shanghai Zhongxing Communication Technology Enterprise Co., Ltd. and Shanghai Ruigao Information Technology Co., Ltd. in Wuxi, Jiangsu Province, for the purpose of developing and operating TV game platforms, TV games and other related businesses. The Group contributed RMB5.2 million to the joint venture, which accounted for 51.5% of the registered capital of the joint venture. As contemplated in the initial agreement, in August 2013, the Group transferred 9% of its equity shares of ZTE9 for a consideration of RMB0.9 million to a ZTE9 employee. In addition, based on a separately signed agreement, the Group also transferred 9% common shares of ZTE9 to certain ZTE9 employees, with recourse provision expiring in three years. This arrangement was in substance share-based compensation, with 3 year vesting requirement. Accordingly, the fair value of these awards was being recognized over the three-year vesting period of the shares. In February 2014, Guangdong Hongtu Guangdian Investment Limited Company made capital investment of RMB12.5 million to the ZTE9 to acquire its 10% shares, and the Group`s ownership in ZTE9 was diluted to 30.15% since then, and the equity method has been adopted. After years of absorbing losses from the joint venture, the group’s investment in the joint venture has been reduced to nil as of December 31, 2014.

In 2020, ZET9 underwent bankruptcy reorganization, and after the reorganization, the Group’s shareholding decreased to 5%. Currently, ZET9 is still in the process of bankruptcy.

<17> Zhenjiang Kexin

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

<18> Skychain

In April 2021, the Group signed a legally binding term sheet on a CAD4 million investment in Skychain Technologies Inc., a company listed in TSX Venture Exchange in Canada. The purpose of the investment is for the construction and operation of a 12 MW cryptocurrency mining facility located in Birtle, Manitoba, Canada. In June 2021, we announced the closing of the investment in Skychain and entered into subscription agreements to purchase share units and debentures issued by Skychain Technologies Inc. Upon the completion of construction, we plan to deploy our cryptocurrency mining machines there. The Group invested RMB10.6 million to get 15.11% of shares and RMB10.6 million (US$1.5 million) to get the Debentures of Skychain, the Debentures shall mature on the fourth anniversary of the closing date, the Group has an option to extend maturity for additional 12 months, and the Debentures bear interest at a rate of 1% per annum. The Group recorded its share of loss of RMB1.7 million and impairment of loss of RMB 4.3 million for the year ended December 31, 2021. Due to the local regulatory and permitting issues as well as significant construction delays, the Group had recorded a full impairment loss of RMB15.3 million in 2022.

12. CALL OPTION ASSETS

In 2024, the Group acquired equity interests in Kuaijin and Beijing Naonao through a combination of cash consideration and the issuance of restricted ordinary shares. As part of these transactions, the Group was granted call options, providing the right, but not the obligation, to acquire additional equity interests in the respective investees.

The call options are classified as Level 3 assets within the fair value hierarchy, as defined by ASC 820, due to the use of significant unobservable inputs in their valuation. The fair value of the call option related to Beijing Naonao was estimated using a Monte Carlo simulation model, while the fair value of the call option related to Kuaijin was estimated using the Black-Scholes option pricing model. Both models incorporate key assumptions, including expected volatility, risk-free interest rates, the contractual term of the options, and dividend yield.

The Group reassesses the fair value of the call options at each reporting period, adjusting for changes in market conditions and other relevant factors. Changes in the fair value of the call options are recognized in the consolidated statements of comprehensive income (loss) as a gain (loss) on change in fair value of call option assets, with a corresponding adjustment to the carrying value of the call option assets.

Key assumptions used in the valuation models were as follows:

	Kuaijin		Beijing Naonao
	Initial	As of December 31,	Initial	As of December 31,
Assumptions	Valuation	2024	Valuation	2024
Expected volatility	69.56%	69.22%	118.18%	96.74%
Risk-free rate	1.83%	1.10%	2.11%	1.15%
Contractual term (years)	2	1.33	3.17	2.34
Dividend yield	0%	0%	0%	0%

	Beijing Naonao
	As of December 31,	As of June 30,
Assumptions	2024	2025
Expected volatility	96.74%	81.73%
Risk-free rate	1.15%	1.37%
Contractual term (years)	2.34	1.5
Dividend yield	0%	0%

The fair value of these options is sensitive to changes in key inputs, particularly expected volatility and the contractual term. These assumptions are updated regularly to reflect prevailing market conditions and the performance of the investees.

As of December 31, 2025, management determined the fair value of the Kuaijin call option to be zero through its own assessment rather than a third-party valuation; accordingly, no model inputs are applicable for that date. For Beijing Naonao, June 30, 2025 represents the last measurement date, as the call option was derecognized on that date upon amendment of the Share Purchase Agreement.

Call option assets are as follows:

	Kuaijin		Beijing Naonao	Total	Total
	US$		US$	RMB	US$
	(in thousands)
Transaction Date	May 20, 2024		March 26, 2024	—	—
Expiration date	April 30, 2026		May 2, 2027	—	—
Exercise Price valuation	60,000		—	—	—
Option equity interest	36.00%		21.70%	—	—
The initial valuation of call option assets	222		509	5,207	731
The call option assets at December 31, 2024	72		2,116	15,843	2,188
Gain (loss) on change in fair value of call option assets in 2024	(150)		1,607	10,636	1,457
Balance at December 31, 2025	—		—	—	—*
Loss on change in fair value of call option assets in 2025	(72)		(1,076)	(8,196)	(1,148)
Loss on derecognition in 2025**	—	*	(1,040)	(7,647)	(1,040)

* As December 31, 2025, the Group determined not to exercise the right to acquire additional equity interests in Kuaijin. Accordingly, the fair value of Kuaijin call option asset was determined to be zero as of December 31, 2025, and the Group recorded a loss on change in fair value of call option asset of approximately US$0.1 million for the year ended December 31, 2025.

** On June 30, 2025, the Group and Beijing Naonao entered an amendment to the Share Purchase Agreement originally executed on March 26, 2024, pursuant to which the share repurchase terms were removed. As a result, the call option asset and the put option liability of Beijing Naonao were both derecognized as of June 20, 2025. Immediately prior to derecognition, the fair value of the call option asset was approximately US$ 1.0 million and the fair value of the put liability was approximately US$0.2 million (see Note 17. Put Option Liabilities). The net loss on derecognition of US$0.8 million (US$1.0 million call option asset less US$0.2 million put option liability), representing the excess of the call option asset derecognized over the put option liability simultaneously derecognized, is included in the consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2025.

13. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software and related accumulated depreciation and amortization are as follows:

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
		(in thousands)	(Note 3)
Computers and equipment	175,244	73,478	10,507
Office furniture and fixtures	1,592	1,736	248
Motor vehicles	3,667	3,694	528
Software	10,542	10,542	1,508
Leasehold improvements	—	1,021	146
Less: accumulated depreciation and amortization	(174,496)	(46,889)	(6,705)
Net book value	16,549	43,582	6,232

Depreciation and amortization expenses for the years ended December 31, 2023, 2024 and 2025 amounted to RMB86.9 million, RMB61.5 million, and RMB13.6 million (US$2.0 million), respectively. The depreciation and amortization expenses included in cost of revenues are RMB69.4 million, RMB19.9 million, and RMB7.4 million (US$1.1 million) for the years ended December 31, 2023, 2024, and 2025, respectively, and the depreciation and amortization expenses included in general and administrative expense are RMB17.5 million, RMB41.6 million, and RMB6.2 million (US$0.9million) for the years ended December 31, 2023, 2024, and 2025, respectively. The Group has recorded a gain on disposal of property, equipment, and software amounting to RMB50,000 and RMB1.1 million (US$0.2 million) as other income, net for the years ended December 31, 2023 and 2025, respectively. The Group has recorded a loss on disposal of property, equipment, and software amounting to RMB7.3 million (US$1.0 million), net for the year ended December 31, 2024. The Group has recorded impairment loss of equipment of RMB161.0 million, RMB6.5million, and nil for the years ended December 31, 2023, 2024 and 2025, respectively.

14. INTANGIBLE ASSETS

Intangible assets are as follows:

	As of December 31, 2025
	Gross	Accumulated amortization	Net
	carrying value	and impairment	carrying value
	RMB	RMB	RMB	USD
		(in thousands)		(Note 3)
AI-driven User Acquisition & Platform Distribution Hub	14,510	(1,209)	13,301	1,902
Game licensing	2,830	(330)	2,500	357
Total	17,340	(1,539)	15,801	2,259

In July 2025, the Group paid RMB 3 million (US$0.4 million) to a third-party game publisher to acquire game licenses of The Greed of Man. The initial cost of the licenses was RMB 2.8 million (net of recoverable taxes of RMB 0.2 million). The licenses are valid for 5 years and are amortized on a straight-line basis.

In July 2025, the Group paid RMB7.5 million (US$1.1 million) to acquire an AI software- AI-driven User Acquisition & Platform Distribution Hub. The total purchase price is RMB 14.5 million (US$2.1 million), of which RMB 7.0 million (US$1.0 million) remained payable as of December 31, 2025. The acquired game licenses are amortized on a straight-line basis over the shorter of the useful economic life or five years.

Amortization expenses for the year ended December 31, 2025, amounted to approximately RMB 1.5 million (US$0.2 million)

The future amortization for the intangible assets is expected to be as follows:

For the years ending December 31,	RMB	USD

	(in thousands)
2026	3,468	496
2027	3,468	496
2028	3,468	496
2029	3,468	496
2030	1,929	275

15. CRYPTOCURRENCIES

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

The Group’s cryptocurrencies comprise the following:

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
	(in thousands)		(Note 3)
Bitcoins (BTC) <1>	196,680	238,886	34,160
Tether (USDT) <2>	2,154	11,713	1,675
USD Coin (USDC) <4>	—	1,607	230
Filecoin (Fil) <3>	7,296	—	—
Total	206,130	252,206	36,065
Less: Cryptocurrencies, restricted-current	193,938	238,533	34,110
Cryptocurrencies, restricted-Non current	—	—	—
Balance of Cryptocurrencies, current	12,192	13,673	1,955

Rollforward Activity of Cryptocurrencies

The following table presents rollforward information about cryptocurrencies from January 1, 2024 to December 31, 2025:

	BTC		USDT		ETH		FIL		USDC		Total
	Quantity	RMB	Quantity	RMB	Quantity	RMB	Quantity	RMB	Quantity	RMB
		in thousands		in thousands		in thousands		in thousands		in thousands	in thousands
Balance as of January 1, 2024	306	92,205	218,390	1,547	80	1,302	273,289	12,907	—	—	107,961
Receipt of BTC from Cryptocurrency Mining, net	262	110,739	—	—	—	—	—	—	—	—	110,739
Receipt of FIL from Cryptocurrency mining	—	—	—	—	—	—	46,780	2,033	—	—	2,033
Receipt of ETH from operating activities	—	—	—	—	0	4	—	—	—	—	4
Receipt of BTC from operating activities	4	1,107	—	—	—	—	—	—	—	—	1,107
Receipt of BTC and USDT from exchange of other cryptocurrencies	17	8,814	8,001,784	56,904	—	—	—	—	—	—	65,718
Receipt of USDT from BTC Mortgage borrowing, net of deferred loan cost of RMB 0.9 million	—	—	12,262,164	87,296	—	—	—	—	—	—	87,296
Proceeds from disposal of mining machines	—	—	319,600	2,283	—	—	—	—	—	—	2,283
Payment for operating activities	(14)	(8,238)	(13,480,935)	(95,944)	—	—	(112)	(4)	—	—	(104,186)
Sale of cryptocurrencies for cash	(145)	(64,472)	(6,260,051)	(44,551)	—	—	—	—	—	—	(109,023)
Sale of cryptocurrencies for other cryptocurrencies	(143)	(53,250)	(593,419)	(4,215)	(80)	(1,905)	(119,410)	(6,339)	—	—	(65,709)
Interest expense	—	—	(167,903)	(1,194)	—	—	—	—	—	—	(1,194)
Exchange gain for RMB/USD translation	—	—	—	28	—	—	—	—	—	—	28
Realized gain on sale/exchange of cryptocurrencies	—	58,027	—	—	—	683	—	2,073	—	—	60,783
Change in fair value of cryptocurrencies	—	51,748	—	—	—	(84)	—	(3,374)	—	—	48,290
Balance as of December 31, 2024	287	196,680	299,630	2,154	—	—	200,547	7,296	—	—	206,130
Less: Cryptocurrencies, restricted	273	187,273	—	—	—	—	183,212	6,665	—	—	193,938
Balance of Cryptocurrencies	14	9,407	299,630	2,154	—	—	17,335	631	—	—	12,192
Receipt of BTC from Cryptocurrency Mining, net	79	56,352	—	—	—	—	—	—	—	—	56,352
Receipt of FIL from Cryptocurrency mining	—	—	—	—	—	—	11,862	257	—	—	257
Receipt of USDC from operating activities	—	—	—	—	—	—	—	—	2,241,159	15,933	15,933
Receipt of USDC and USDT from exchange of other cryptocurrencies	—	—	2,345,532	16,837	—	—	—	—	6,839	49	16,886
Receipt of USDT from BTC Mortgage borrowing, net of deferred loan cost of RMB 3.5 million	—	—	24,581,924	176,214	—	—	—	—	—	—	176,214
Receipt of BTC and USDT from investors	60	33,937	600,010	4,263	—	—	—	—	—	—	38,200
Proceeds from disposal of mining machines	—	—	230,000	1,651	—	—	—	—	—	—	1,651
Payment for operating activities	(0)	(3)	(10,348,628)	(73,959)	—	—	—	—	(2,019,385)	(14,348)	(88,310)
Repayment of BTC Mortgage borrowing	—	—	(8,051,844)	(57,225)	—	—	—	—	—	—	(57,225)
Sale of cryptocurrencies for cash	(20)	(13,245)	(7,622,011)	(54,703)	—	—	—	—	—	—	(67,948)
Sale of cryptocurrencies for other cryptocurrencies	(19)	(12,439)	(6,836)	(49)	—	—	(212,409)	(4,398)	(12)	(0)	(16,886)
Interest expense	—	—	(361,288)	(3,127)	—	—	—	—	—	—	(3,127)
Exchange loss for RMB/USD translation	—	—	—	(343)	—	—	—	—	—	(27)	(370)
Realized gain and (loss) on sale/exchange of cryptocurrencies	—	13,695	—	—	—	—	—	(3,068)	—	—	10,627
Change in fair value of cryptocurrencies	—	(36,091)	—	—	—	—	—	(87)	—	—	(36,178)
Balance as of December 31, 2025	387	238,886	1,666,489	11,713	—	—	—	—	228,601	1,607	252,206
Less: Cryptocurrencies, restricted	386	238,533	—	—	—	—	—	—	—	—	238,533
Balance of Cryptocurrencies	1	353	1,666,489	11,713	—	—	—	—	228,601	1,607	13,673

<1> Bitcoins (BTC)

Since February 2021, the Group has generated Bitcoin mining revenues through provision of computing power, or hash rate, in crypto asset transaction verification services to Bitcoin mining pools. In exchange for that, the Group is entitled to receive a fractional share of the Bitcoin award from the Bitcoin mining pools. The transaction consideration received is noncash consideration, which the Group measures at fair value on the date received, which is not materially different than the fair value at contract inception. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will occur, and we are able to calculate the payout based on the contractual formula, noncash consideration is estimated and recognized based on the spot price of Bitcoin determined using our principal market for Bitcoin at the inception of each contract, which is on a daily basis. As of December 31, 2023, the Group owned 306 Bitcoins, included 38 Bitcoins pledged. As of December 31, 2023, the fair value of the pledged Bitcoins was approximately RMB 11.4 million (US$ 1.6 million). A total of 38 BTC was pledged as of December 31, 2023, which consisted of the current portion of 30 BTC with a value of approximately RMB 9.1 million (US$ 1.3 million) and the non-current portion of 8 BTC with a value of approximately RMB 2.4 million (US$ 0.3 million). All of the 38 pledged Bitcoins were released in 2024.

In 2024, the Company signed six pledged loan contracts with Equities First Holdings, LLC. A total of 273 Bitcoins were pledged to obtain a loan of US$12.5 million. As of December 31, 2024, the Group owned 287 Bitcoins, which included 273 Bitcoins pledged. As of December 31, 2024, the fair value of the pledged Bitcoins was approximately RMB 187.3 million (US$ 26.8 million).

In 2025, the Company signed eight pledged loan contracts with Equities First Holdings, LLC. A total of 386 Bitcoins were pledged to obtain a loan of US$25.1 million. As of December 31, 2025, the Group owned 387 Bitcoins, which included 386 Bitcoins pledged. As of December 31, 2025, the fair value of the pledged Bitcoins was approximately RMB 238.5 million (US$ 34.1 million).

<2> Tether (USDT)

Tether is a stablecoin because it was originally designed to always be worth US$1. Since the Group turned the business focus to blockchain industry, from time to time the Group needs to make certain payments in USDT. Therefore, the Group uses US$ to purchase USDT from time to time. As of December 31, 2024 and 2025, the Group owned 299,630 and 1,666,489 USDT, respectively.

<3>Filecoin (Fil)

Among these cryptocurrencies, the Group had pledged 110 Bitcoins and 1,500,000 USDT to a third party company for the cooperation on Filecoin mining. Since March 2021, the Group started the mining of Filecoin. Unlike other cryptocurrency mining, Filecoin mining on the main network requires miners not only to contribute mining machines with computing storage space, but miners also need to pledge a certain amount of Filecoins to the main network to start the Filecoin mining. Then the Filecoin main network will reward the miners with Filecoin awards. As such, the Group cooperated with a third-party company where the Group contributed mining machines and the third party contributed Filecoins for pledging to the Filecoin main network. Under this mining cooperation, the Group pledged 110 Bitcoins and 1,500,000 USDT to the third party as security to ensure the third party can receive Filecoins being mined according to the agreed distribution schedule. As of December 31, 2021, all the Filecoins being mined were distributed to the third party according to the agreed distribution schedule and the Group did not own Filecoin as of December 31, 2021. Since it is not probable that a significant reversal of cumulative revenue will not occur, the Group had not recognized any Filecoin mining revenue as of December 31, 2021. The Group started to own the Filecoins being mined from January 1, 2022. The Group started to recognize Filecoin mining revenue and the Filecoin at fair value on the date the Group receives and owns the Filecoin awards. Based on the agreed mining distribution schedule with the third party company, 40 Bitcoins and 1,500,000 USDT were released from the pledge in 2021, nil released in 2022, and 32 Bitcoins were released from the pledge in 2023, with the remaining 38 Bitcoins were released in 2024. As of December 31, 2024, the Group owned 200,547 Filecoin, including 183,212 Filecoin pledged as of December 31, 2024. The fair value of the pledged Filecoin was approximately RMB 6.7 million (US$ 1.0 million). As of December 31, 2025, all the remaining Filecoin and associated pledges were fully released. As of December 31, 2024 and 2025, the Group owned 200,547 and zero Filecoin, respectively.

<4> USD Coin (USDC)

USD Coin is a stablecoin because it was originally designed to always be worth US$1. Since the Group turned the business focus to blockchain industry, from time to time the Group needs to make certain payments in USDC. As of December 31, 2024 and 2025, the Group owned zero and 228,601 USDC, respectively.

Cryptocurrencies, (including Bitcoin, Tether, Filecoin, Ethereum and USD Coin) are included in current assets in the accompanying balance sheets. Cryptocurrencies purchased are recorded at cost and Cryptocurrencies awarded to the Group through its mining activities are accounted for in connection with the Group’s revenue recognition policy as disclosed in Note 2 above. Prior to the adoption of ASU 2023 - 08, Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives, thus they should not be amortized but should be tested for impairment on annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the indefinite-lived asset is impaired. Impairment of cryptocurrency existed when the carrying amount exceeded its fair value, which was measured using the intraday lowest quoted price of the Cryptocurrencies at the time its fair value was being measured on any day subsequent to its acquisition and an impairment charge were recognized. The Group monitored and tracked the Cryptocurrencies price on a daily basis and recognized the impairment charge whenever there were observable transactions in which the carrying amount of the Cryptocurrencies exceeded their fair value at any time. To the extent an impairment loss was recognized, the loss established the new cost basis of the Cryptocurrencies. Subsequent reversal of impairment losses is not permitted.

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

16. OTHER LONG-LIVED ASSETS

Other long-lived assets are as follows:

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
	(in thousands)		(Note 3)
Prepayments for mining machines	39,841	—	—
Others	1,217	1,226	175
Total	41,058	1,226	175

In March 2021, the Group signed a Bitcoin mining machine purchase agreement with Bitmain Technologies Limited to purchase 24,000 Antminer S19j Bitcoin mining machines for a total consideration of US$82.8 million. As of December 31, 2024, the Group had prepaid RMB 506.3 million (US$72.4 million) and received 21,310 Antminer S19j Bitcoin mining machines, of which 200 units of S19 Bitcoin mining machines were sold directly to a third party. The remaining machines are included in computers and equipment under property, equipment and software, net. In October 2025, the Group terminated the original agreement with Bitmain Technologies Limited and entered into a new agreement, pursuant to which the prepayment balance of RMB 39.8 million as of December 31, 2024 was applied against the new agreement. The Group received 1,472 Antminer S21XP Bitcoin mining machines in November 2025, which are included in computers and equipment under property, equipment and software, net as of December 31, 2025.

17. PUT OPTION LIABILITIES

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

The put option liabilities are classified as Level 3 fair value measurements under ASC 820, Fair Value Measurement, due to the use of significant unobservable inputs in the valuation. These liabilities are initially measured and subsequently revalued using the Monte Carlo simulation model. The fair value of the put options is sensitive to key assumptions such as expected volatility, risk-free interest rates, the expected term of the options, and assumptions regarding dividend yield. The Group regularly reassesses the fair value of the put options, at least on a semi-annual basis, to reflect changes in market conditions and other relevant factors. Any changes in fair value are recognized in the consolidated statement of comprehensive income (loss) as a gain (loss) on change in fair value of put option liabilities, with a corresponding adjustment to the carrying value of the put option liabilities.

Key unobservable inputs used in the valuation of the put options were as follows:

	Shenma		Beijing Naonao
		As of December 31,		As of December 31,
Assumptions	Initial Valuation	2024	Initial Valuation	2024
Expected volatility	69.56%	69.22%	118.18%	96.74%
Risk-free rate	1.83%	1.10%	2.11%	1.15%
Contractual term (years)	2.00	1.33	3.17	2.34
Dividend yield	0.00%	0.00%	0%	0%

	Shenma		Beijing Naonao
	As of December 31,	As of December 31,	As of December 31,	As of June 30,
Assumptions	2024	2025	2024	2025
Expected volatility	69.22%	53.87%	96.74%	81.73%
Risk-free rate	1.10%	1.22%	1.15%	1.37%
Contractual term (years)	1.33	0.33	2.34	1.5
Dividend yield	0.00%	0.00%	0%	0%

The fair value of the put option liabilities is particularly sensitive to changes in expected volatility and the contractual term. These assumptions are updated regularly to reflect prevailing market conditions and the performance of the investees.

For Beijing Naonao, June 30, 2025 represents the last measurement date, as the put option liability was derecognized on that date upon amendment of the Share Purchase Agreement (see NOTE 12 — CALL OPTION ASSETS).

Put option liabilities are as follows:

	Shenma	Beijing Naonao	Total	Total
	US$	US$	RMB	US$
	(in thousands)
Transaction Date	May 20, 2024	March 26, 2024	—	—
Expiration date	April 30, 2026	May 2, 2027	—	—
Number of investees’’ shares acquired	14,250	—	—	—
Option equity interest	19.00%	21.70%	—	—
The initial valuation of put option liabilities	199	884	7,718	1,083
Balance at December 31, 2024	14	275	1,923	289
Gain on change in fair value of put option liabilities in 2024	185	609	5,795	794

Balance at December 31, 2025	20	—	112	20*
Gain (loss) on change in fair value of put option liabilities in 2025	(6)	39	237	33
Gain on derecognition in 2025**	—	236	1,574	236

* The difference of US$4 in consolidated balance sheets is attributable to fluctuations in the exchange rate. The USD amount is converted from RMB using an exchange rate of 6.9931.

** On June 30, 2025, the Group and Beijing Naonao entered an amendment to the Share Purchase Agreement originally executed on March 26, 2024, pursuant to which the share repurchase terms were removed. As a result, the put option liability and call option asset of Beijing Naonao were both derecognized as of June 30, 2025. Immediately prior to derecognition, the fair value of the put liability was approximately US$0.2 million and the fair value of the call option asset was approximately US$1.0 million (see Note 12. – Call Option Assets). The net loss on derecognition of US$0.8 million, representing the excess of the call option asset derecognized over the put option liability simultaneously derecognized, is included in the consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2025.

18. LEASES

The Group has operating leases primarily for office space, parking lots, and warehouse. The items related to operating leases in the consolidated balance sheets are summarized below:

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$
	(in thousands)		(Note 3)
Operating lease right-of-use assets	4,283	11,836	1,693
Operating lease liabilities-current portion	2,841	4,189	599
Operating lease liabilities-non-current portion	1,604	7,815	1,118

For the years ended December 31, 2023, 2024, and 2025, the Group recognized sublease income of nil, nil, and RMB 416 (in thousands), respectively. The sublease arrangement terminated in November 2025.

Lease cost recognized in the consolidated statements of operations and comprehensive income (loss) is summarized as follows:

	Classification in Consolidated
	Statements of Operations
	and Comprehensive
	Income (Loss)	December 31, 2023	December 31, 2024	December 31, 2025	December 31, 2025
		RMB	RMB	RMB	US$
			(in thousands)		(Note 3)
Operating lease cost	Operating expenses	5,428	4,602	4,854	694
Cost of other leases with terms less than one year	Operating expenses	80	85	211	30
Total		5,508	4,687	5,065	724

Maturities of operating lease liabilities are as follows:

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$
	(in thousands)		(Note 3)
Due within one year	2,969	4,659	666
Due in the second year	444	4,670	668
Due in the third year	455	3,091	442
Due in the fourth year	466	415	60
Due in the fifth year	415	—	—
Total lease payments	4,749	12,835	1,836
Less: imputed interest	(304)	(831)	(119)
Total	4,445	12,004	1,717

The following table summarizes the weighted average remaining lease term and discount rate for the Group’s operating leases as of December 31, 2024 and 2025:

	2024	2025
Weighted average remaining lease term (in years)	1.99	2.95
Weighted average discount rate	4.65%	4.65%

As of December 31, 2024 and 2025, the Group does not have significant operating or finance leases that have not yet commenced. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental cash flow information related to operating leases is as follows:

	December 31, 2023	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	RMB	US$
	(in thousands)			(Note 3)
Cash paid for amounts included in the measurement of operating lease liabilities	6,196	4,817	4,884	698

19. TAXATION

Cayman Islands

Under the current tax laws of the Cayman Islands, the Group is not subject to tax on its income or capital gains. In addition, upon payment of dividends by The9 Limited to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Group’s subsidiaries incorporated in Hong Kong did not have assessable profits that were derived in Hong Kong during the years ended December 31, 2023, 2024 and 2025. Therefore, no Hong Kong income tax has been provided for in the years presented.

Singapore

The Group’s subsidiaries incorporated in Singapore did not have assessable profits that were derived in Singapore during the years ended December 31, 2023, 2024 and 2025. Therefore, no Singapore income tax has been provided for in the years presented.

PRC

The Group’s subsidiaries and VIE subsidiaries incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Enterprise Income Tax Law (“EIT Law”), which went into effect as of January 1, 2008. The Group’s subsidiaries and VIE subsidiaries in the PRC are generally subject to EIT at a statutory rate of 25%. The subsidiaries that hold a “High and New Technology Enterprise” (“HNTE”) qualification are subject to a 15% preferential EIT rate. The HNTE qualification is valid for three years and every qualified HNTE company is required to re-apply for it in the three years after receiving approval. In October 2017, Shanghai IT renewed its HNTE qualification and obtained approval in 2018, which entitles Shanghai IT to enjoy a preferential EIT rate of 15% during the period from 2018 to 2020. Shanghai IT’s HNTE qualification expired in November 2020 and has not been renewed. As Shanghai IT did not have taxable income for the years ended December 31, 2023, 2024 and 2025, Shanghai IT has not benefited from this preferential income tax rate.

United States

The Group’s subsidiaries incorporated in the U.S. are registered in the state of Delaware and are subject to U.S. federal corporate marginal income tax rate of 21% and state income tax rate of 8.7%, respectively.

On December 22, 2017, the U.S. government enacted the Tax Cuts and Jobs Act (the “Tax Act”), which included significant changes to the U.S. corporate income tax system. The Tax Act created a requirement that certain income such as Global Intangible Low-Taxed Income (“GILTI”) earned by a controlled foreign corporation (“CFC”) must be included in the gross income of the CFC’s U.S. shareholder. The Group has evaluated the relevant provisions of the Tax Act, including GILTI, and concluded that the Tax Act had no material effect on the financial statements.

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

Income (loss) before income taxes consists of:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(in thousands)			(Note 3)
Mainland China	(50,136)	(42,551)	(67,851)	(9,703)
Other jurisdictions	62,712	(31,091)	(340,955)	(48,755)
Total profit income (loss) before tax	12,576	(73,642)	(408,806)	(58,458)

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income (loss) are as follows:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(in thousands)			(Note 3)
Current income tax expense
PRC	—	—	110	16
Deferred income tax expense (benefit)	—	—	—	—
	—	—	110	16

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between the statutory EIT rate and the Group’s effective tax rate is as follows:

	For the year ended	For the year ended
	December 31,	December 31,
	2023	2024

PRC statutory EIT rate	25%	25%
Effect of different tax rates in other jurisdictions	0%	(270)%
Change in future tax rate (upon expiration of preferential rate)	(1)%	0%
Change of prior year deferred tax assets	(37)%	16%
Change of valuation allowance	194%	174%
Income not subject to tax and non-deductible expenses, net	16%	(2)%
Effect of expired net operating loss	(197)%	57%
PRC withholding tax	0%	0%
Effective EIT rate	0%	0%

Reconciliation between the statutory EIT rate and the Group’s effective tax rate reflecting the prospective adoption of ASU 2023-09 is as follows:

	For the year ended
	December 31,
	2025
	RMB	USD
	(in thousands)
PRC statutory EIT rate	(99,071)	(14,167)	24%
Effect of different tax rates in other jurisdictions	—	—	—%
Change in future tax rate (upon expiration of preferential rate)	(6,458)	(923)	2%
Change of prior year deferred tax assets	66,281	9,478	(16)%
Change of valuation allowance	45,994	6,577	(11)%
Income not subject to tax and non-deductible expenses, net	1,166	167	(1)%
Effect of expired net operating loss	(7,802)	(1,116)	2%
PRC withholding tax	—	—	—%
Effective EIT rate	110	16	0%

Significant components of deferred tax assets

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
	(in thousands)		(Note 3)
Temporary differences related to expenses and accruals	530	460	66
Temporary differences related to impairment on advances to suppliers	306	306	44
Temporary differences related to provision for credit losses	600	601	86
Other	—	23	3
Temporary differences related to depreciation, amortization, and impairment of equipment and intangible assets	(3,392)	(3,317)	(474)
Startup expenses and advertising fees	33	14	2
Temporary differences related to equity investments	7,747	14,041	2,008
Temporary differences related to provision for prepayment for equipment	—	—	—
Tax loss carry forwards	142,365	97,392	13,926
Total deferred tax assets	148,189	109,520	15,661
Less: Valuation allowance	(148,189)	(109,520)	(15,661)
Total deferred tax assets	—	—	—

Movement of valuation allowance on deferred tax assets

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
	(in thousands)		(Note 3)
Beginning balance	84,879	148,189	21,191
Increase (decrease) in valuation allowance	63,310	(38,669)	(5,530)
Ending balance	148,189	109,520	15,661

For the years ended December 31, 2024 and 2025, the Group recorded an increase of valuation allowance of approximately RMB 63.3 million and a decrease of RMB 38.7 million (US$5.5 million), respectively. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring as unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law.

As of December 31, 2025, the Group’s PRC subsidiaries had net operating loss carry forwards amounting to RMB 401.3 million which will expire from 2026 to 2030. The Group has provided a full valuation allowance as it is not more likely than not that the net operating losses can be utilized before expiry. According to Caishui 2018 No. 76, with effect from January 1, 2018, losses of qualified HNTE in the current year occurred five years before the year in which the entity qualified for HNTE and have not been made up shall be allowed to be carried forward to subsequent years to be made up, and the maximum carry-forward period shall be extended from five years to ten years. For the year ended December 31, 2025, the Group paid income taxes of RMB 0.1 million, all of which were paid in the PRC. No income taxes were paid in any other jurisdiction for the years ended December 31, 2023, 2024 and 2025.

Withholding Tax and Undistributed Profits

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under the tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned after December 31, 2007 from its PRC subsidiaries with operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries established in the PRC have been provided as of December 31, 2024 and 2025. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interests in VIE because these VIE do not have any accumulated earnings as of December 31, 2024 and 2025.

Uncertain Tax Positions

The Group made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the tax positions’ technical merits, and measured the unrecognized benefits associated with the tax positions. The Group did not have any unrecognized tax benefits as of December 31, 2024 and 2025. The Group does not anticipate that unrecognized tax benefits will significantly increase or decrease within the next twelve months. For the years ended December 31, 2023, 2024 and 2025, the Group did not have any material interest and penalties associated with its tax positions.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The tax years 2020 through 2025 remain open to examination by the PRC tax authorities.

20. LOAN

The following tables present the loan information as of December 31, 2024 and 2025:

	December 31, 2024:
	Collateral	Loan
	BTC	RMB	USD
	(Amount in thousands, except BTC)
Total	273	89,102	12,207

	December 31, 2025:
	Collateral	Loan
	BTC	RMB	USD
	(Amount in thousands, except BTC)
Total	386	174,476	24,950

In 2024, the Group pledged 273 BTC to Equities First Holdings (“EFH”) as collateral to obtain a loan. In 2025, the Group repaid and closed the 2024 loan, retrieved the 273 BTC previously pledged, and entered into new tranche loan agreements with EFH, pledging a total of 386 BTC as collateral. Each tranche matures twelve months from the closing date of that tranche, and interest accrues at a fixed rate of 3.25% per annum on a simple interest basis.

As of December 31, 2024 and 2025, the loan principal amounted to RMB 89.1 million (US$12.2 million) and RMB 174.5 million (US$25.0 million), respectively, presented net of deferred loan costs of RMB 841.8 thousand and RMB 1,831.3 thousand, respectively. As of December 31, 2024, accrued interest of RMB 432.3 thousand was included in interest payable, which was paid in 2025. As of December 31, 2025, accrued interest of RMB 823.1 thousand was included in interest payable.

In February 2026, as a result of a decline in BTC prices, the Group terminated Tranche 6 of the loan agreements. In connection with the termination, the Group forfeited its rights to 48 BTCs pledged as collateral under Tranche 6, and settled in full for the principal and accrued interest with respect to Tranche 6. The financial impact of this forfeiture is disclosed in Note 37 — Subsequent Events.

21. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
	(in thousands)		(Note 3)
Funds raised for CrossFire New Mobile Game	29,549	34,047	4,869
Professional services	2,677	5,139	735
Sales & Marketing Expenses	—	1,626	232
Staff cost related payables	5,018	5,826	833
Office expenses	1,261	479	68
Product development services	655	140	20
Other payables	2,074	2,041	292
Hosting service fee	2	—	—
Others	430	511	74
Total	41,666	49,809	7,123

The Group has financed the early phase development of CrossFire New Mobile Game through fundraising from the Inner Mongolia Culture Assets and Equity Exchange. As of December 31, 2022, the Group had raised RMB57.5 million (US$8.2 million). The Group does not plan to finance the remaining RMB100.0 million (US$14.3 million) from the planned fundraising arrangement, and due to non-recovery of the advance financing fee, the Group fully impaired the advance financing fee in 2018.

In April 2020, Inner Mongolia Culture Assets filed a civil claim against the Group to recover RMB57.5 million in principal and RMB4.6 million in interest. In October 2020, the Intermediate Court of Changsha City rejected all claims. As of the filing date, no appeal had been filed.

In April 2022, the Group negotiated and intended to sign another settlement deed pursuant to which the Group agreed to pay Splendid Days and a third-party total of approximately USD 8.6 million in order to settle outstanding claims under the Convertible Notes. The Group recorded other payables for such estimated settlement amounts for RMB17.2 million (US$2.5 million) as of December 31, 2022. Upon the satisfaction of certain conditions set forth in the foregoing settlement deed, the arbitration proceeding would be terminated. After the final payment of USD 3 million lawsuit dues in 2023, all outstanding claims under the Convertible Notes had been settled.

In late 2021, the Group sold its entire equity interest in Niulian Technology (Shaoxing) Co. Ltd. (“Niulian”) to 51miner Limited. As of December 31, 2025, the remaining payable to Niulian is RMB 1.5 million (US$0.2 million), included in other payables.

22. REFUND OF WOW GAME POINTS

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

The remaining refund liability relating to the activated but unconsumed WoW game points amounted to RMB170 million (US$24.3 million), the remaining advance from customer about WoW amounted to RMB 5.3 million (US$0.8 million). Albeit the fact that there has been no claim of refund for more than 10 years, the Group previously took a conservative approach and decided that it would not be released from this liability until 2029 unless it publicly announces a refund policy. In 2023, the successor of the WoW game license in China also ceased the operation of WoW in China. To the Group’s knowledge, there has been no noticeable public complaint relating to refund. The Group then reconsidered whether it is still reasonable to keep the refund liability on the balance sheet. The Group believes that the likelihood as to certain gamer comes to the Group to claim unconsumed WoW game points is remote, primarily because (i) back to the years when the Group operated WoW, the majority of the Company’s sale of WoW game points was through physical game cards as the electronic payment system in China was not well-developed like these days; it is unlikely that gamers still keep any physical WoW game cards, (ii) there has not been any occurrence of refund claim in more than 10 years since the Company ceased the operation of WoW game, and due to the inactivity, the Group already disposed the computer servers that were used to store the operating data of the WoW game for cost considerations, and (iii) when the successor of the WoW game license in China took over the WoW game, it allowed the gamers to keep their unconsumed WoW game points and transited to its domain, which also makes it unlikely for gamers to claim refunds from the Group after all these years.

The Group engaged an external legal counsel to look into this matter, analyzed different scenarios regarding such potential claims from different parties against the Group. Based on their legal opinion, for all who may have the right to claim the refund from the Group, the statute of limitations applicable to their claims have expired, there are no other statutory circumstances of suspension or interruption of the statute of limitations. Therefore, there is no need to apply the protection of the maximum statute of limitations of 20 years, and these potential plaintiffs had lost the right to win the lawsuit. The external legal counsel further concluded that these potential plaintiffs had been unable to realize their claims through legal means and that the debt between these subjects and the Group had been extinguished from the legal point of view. Therefore, under ASC 405, the Group derecognized such liability and recognized a gain on extinguished liabilities of WoW of RMB175.3 million (US$25.1 million) as of and for the year ended December 31, 2023.

23. CONVERTIBLE NOTES

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

The Group issued a convertible promissory note accrued interest at 6.00% per annum on March 17, 2021 at $20 million that matured on March 17, 2022 and has been postponed until March 17, 2024. Until March 17,2024, this convertible note is still outstanding, based on the old amendment contract, the Group obtained the new matured date to March 17, 2025 and treated the amendment as effective December 31, 2023. The Group also was required to issue ADSs having a fair value of $2,444,444 as commitment shares value, subsequent to the Group having an effective registration statement for the underlying shares or on September 17, 2021. The Group issued 3,277,050 shares on May 6, 2021 having a fair value of $2,444,444. The March Note is convertible into shares of ADSs at the lower of the conversion price of 90% of the average 5 day trading price preceding the redemption notice or 90% of the closing price on the day before the redemption notice. The March Note has anti-dilution protection in the event of certain stock splits. The $20 million convertible note was repaid in full in 2024.

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

The Note is convertible into shares of ADSs at the lower of the conversion price of 90% of the average 5 day trading price preceding the redemption notice or 90% of the closing price on the day before the redemption notice. All the Notes have anti-dilution protection in the event of certain stock splits.

Interest on the Notes is payable by shares. Under certain circumstances, interest on the Notes will be payable in cash at the election of the holder if such payments are permitted under the Notes Agreement. The indenture governing the February and March Notes contains customary events of default. No event of default existed as of the date of this annual report.

On November 13, 2023, the Group issued a two-year 3% per annum convertible promissory note to Bripheno PTE. LTD., a third party, for a purchase price of US$6 million. The note is convertible at the option of the lender into ADSs at a conversion price of US$15 per ADS (or US$0.05 per Class A ordinary share). Additionally, the Group issued warrants to purchase an aggregate of 120,000,000 Class A ordinary shares (equivalent to 400,000 ADSs) at an exercise price of US$60 per ADS. On March 27, 2025, the Group and Bripheno PTE. LTD. entered into an amendment agreement extending the exercise period of the warrants from two years to three years from the date issuance. As a result of this amendment, the warrants will now expire on November 13, 2026. In June 2025, the Group converted the full outstanding balance of the $6 million convertible promissory note into ordinary shares pursuant to the terms of the note agreement. This conversion resulted in the issuance of 120,000,000 Class A ordinary shares (equivalent to 400,000 ADSs) at a conversion price of US$ 15 per ADS (or US$0.05 per Class A ordinary share). The conversion of the notes extinguished the related liability.

On February 27, 2025 (the “Original Issue Date”), the Group entered into a Securities Purchase Agreement (“Purchase Agreement”) and a 6% Convertible Debenture Agreement (the “Note Agreement”) with an accredited private investor (the “Investor” or “Holder”) pursuant to which the Group agreed to issue and sell in a private placement to the Investor an aggregate principal amount of $3,300,000 of convertible note due February 27, 2026 (February 2025 Note). The Note carried an original issue discount of $300,000 (the “OID”). In addition, the Company agreed to pay $5,000 to Investor to cover Investor’s legal fees, accounting costs, due diligence, monitoring and other transaction costs incurred in connection with the purchase and sale of the Securities (the “Transaction Expense Amount”), which amount will be reduced from the amount funded hereunder. The “Purchase Price”, therefore, shall be $2,995,000.

On September 22, 2025 (the “Original Issue Date”), the Group entered into a Securities Purchase Agreement (“Purchase Agreement”) and a 6% Convertible Debenture Agreement (the “Note Agreement”) with an accredited private investor (the “Investor” or “Holder”) pursuant to which the Group agreed to issue and sell in a private placement to the Investor an aggregate principal amount of $8,800,000 of convertible note due September 22, 2026 (September 2025 Note). The Note carried an original issue discount of $800,000 (the “OID”). In addition, the Company agreed to pay $5,000 to Investor to cover Investor’s legal fees, accounting costs, due diligence, monitoring and other transaction costs incurred in connection with the purchase and sale of the Securities (the “Transaction Expense Amount”), which amount will be reduced from the amount funded hereunder. The “Purchase Price”, therefore, shall be $7,995,000.

The Group evaluated the embedded derivative resulting from the conversion feature within the Indenture for bifurcation from the March Note. The conversion feature of the March Note was not deemed clearly and closely related to the March Note and was bifurcated as a standalone derivative. The Group recorded this embedded derivative liability as a current liability on its consolidated balance sheets with a corresponding debt discount, which is netted against the principal amount of the 6.0% Notes. The Group is accreting the debt discount associated with the March Note and ADSs to interest expense over the term of the agreement using the effective interest rate method. The fair value of the conversion option related to the March 2021 Note was calculated using the Black-Scholes option pricing model, using the following assumptions at issuance: (1) dividend yield of 0%; (2) expected volatility of 205.94%, (3) weighted average risk-free interest rate of 0.07%, (4) expected life of 1 year, and (5) estimated fair value of the Group’s ADSs of $42.39 per share. The following assumptions used at December 31, 2022: (1) dividend yield of 0%; (2) expected volatility of 107.09%, (3) weighted average risk-free interest rate of 4.73%, (4) expected life of 1.21 years, and (5) estimated fair value of the Group’s ADSs of $0.44 per share. The following assumptions used at December 31, 2023: (1) dividend yield of 0%; (2) expected volatility of 120.48%, (3) weighted average risk-free interest rate of 4.79%, (4) expected life of 1.21 years, and (5) estimated fair value of the Group’s ADSs of $0.67 per share. The $20,000,000 convertible note was repaid in full in 2024.

The fair value of the conversion option related to the February 2025 Note was calculated using the Black-Scholes option pricing model, using the following assumptions at issuance: (1) dividend yield of 0%; (2) expected volatility of 81.4%, (3) weighted average risk-free interest rate of 4.13%, (4) expected life of 1 year, (5) stock price of $11.28. The following assumptions used at December 31, 2025: (1) dividend yield of 0%, (2) expected volatility of 78.29%, (3) weighted average risk-free interest rate of 3.72%, (4) expected life of 0.16 year, and (5) estimated fair value of the Group’s ADSs of $5.73 per share, (6) stock price of $6.37 per share.

The fair value of the conversion option related to the September 2025 Note was calculated using the Black-Scholes option pricing model, using the following assumptions at issuance: (1) dividend yield of 0%; (2) expected volatility of 82.57%, (3) weighted average risk-free interest rate of 3.61%, (4) expected life of 1 year, (5) stock price of $10.29. The following assumptions used at December 31, 2025: (1) dividend yield of 0%: (2) expected volatility of 78.28%, (3) weighted average risk-free interest rate of 3.54%, (4) expected life of 0.73 year, and (5) estimated fair value of the Group’s ADSs of $5.73 per share, (6) stock price of $6.37 per share.

The following table provides a summary of the changes in convertible notes, net of unamortized discount, during 2025

	2025
Balance at January 1,	RMB (in thousands)	43,061
Issuance of convertible notes, face value		86,247
Debt discount from issuance/sale of ADS shares		(43,796)
Conversion of convertible notes into ordinary shares		(52,418)
Amortization of debt discount		15,347
Exchange rate change on convertible notes’ face value		(289)
Convertible notes-current, at December 31		48,152
Convertible notes, net at December 31,	RMB	48,152

As of December 31, 2025 and December 31, 2024, the Group had the following convertible notes outstanding:

	December 31, 2025				December 31, 2024
			Accrued				Accrued
	Principal		Interest		Principal		Interest

	(in thousands)				(in thousands)
March 2021 $20,000,000 Notes convertible into ADS common stock, 6% interest, due March 2024	RMB	—	RMB	—	RMB	129,956	RMB	18,084
November 2023 $6,000,000 Notes convertible into ADS common stock, 3% interest, due November 2025	RMB	43,061	RMB	2,044	RMB	43,061	RMB	1,480
February 2025 $3,300,000 Notes convertible into ADS common stock, 6% interest, due February 2026	RMB	23,674	RMB	1,091	RMB	—	RMB	—
September 2025 $8,800,000 Notes convertible into ADS common stock, 6% interest, due September 2026	RMB	62,573	RMB	1,029	RMB	—	RMB	—
Modified the CB principal	RMB	—	RMB	—	RMB	2,989	RMB	—
Conversion of convertible notes into ordinary shares	RMB	(52,418)	RMB	(1,046)	RMB	(98,428)	RMB	(14,494)
Repayment of convertible notes	RMB	—	RMB	—	RMB	(38,170)	RMB	(3,590)
Exchange rate change on convertible notes’ face value	RMB	(289)	RMB	—	RMB	3,653	RMB	—
Total Convertible Notes Payable, Net	RMB	76,601	RMB	3,118	RMB	43,061	RMB	1,480
Less: Debt Discount		(28,449)		—		—		—
	RMB	48,152	RMB	3,118	RMB	43,061	RMB	1,480

Amortization of debt discount and interest expense for the years ended December 31, 2025, 2024 and 2023 on the convertible notes payable amounted to RMB 16.3 million (US$ 2.3 million), RMB 31.8 million and RMB 31.2 million, respectively.

24. WARRANTS

In January 2021, the Group entered into a share subscription and warrant purchase agreement with the holding entities of several investors (“Investors”) in the cryptocurrencies mining industry based on the pre-agreed legally-binding term sheet. Pursuant to the purchase agreement, the Group issued 8,108,100 Class A ordinary shares in aggregate at US$0.1233 per Class A ordinary share and 207,891,840 warrants in aggregate, each warrant representing the right to purchase one Class A ordinary share, to the Investors in February 2021. The warrants are divided into four equal tranches: Tranche I Warrants, Tranche II Warrants, Tranche III Warrants and Tranche IV Warrants. The exercise price of each of the Tranche I Warrants, Tranche II Warrants and Tranche III Warrants is US$0.1233 per Class A ordinary share while the exercise price of the Tranche IV Warrants is US$0.2667 per Class A ordinary share. The warrants will only be exercisable upon the satisfaction of its respective condition in connection with the market capitalization of the Company reaching US$100 million, US$300 million, US$500 million and US$1 billion within the time frames of 6 months, 12 months, 24 months and 36 months from its issuance date, respectively. The transaction was closed in February 2021. These warrants are classified as equity and so there is no remeasurement to the warrants after initial recognition. The fair value of these warrants as of the initial recognition was US$122 million. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (0.18%), (2) expected warrant life of 3 years, (3) expected volatility of 190%, and (4) expected dividend yield of 0%. In July 2022, our board of directors approved to cancel 51,972,960 Tranche IV warrants previously granted. The fair value of the remaining Tranche I/II/III warrants was US$92 million. The warrants expired in 2024.

In April 2021, the Group completed an underwritten offering with Maxim Group LLC. In this transaction, The Group issued 112,953,000 Class A ordinary shares, or 3,765,100 American Depositary Shares (“ADSs”) and warrants to purchase 2,823,825 ADSs. The offering price of each ADS and accompanying 0.75 of an ADS warrant is $33.20. Each warrant has an exercise price of $36.00 per ADS, will be exercisable upon issuance, and will expire three years from the date of issuance. In addition, the underwriter Maxim Group LLC also subscribed the over-allotment for an additional 16,942,800 Class A ordinary shares, or 564,760 ADSs and warrants to purchase 423,570 ADSs at the same price. The over-allotment warrants also have an exercise price of $36.00 per ADS, will be exercisable upon issuance, and will expire three years from the date of issuance. These warrants are classified as equity and so there is no remeasurement to the warrants after initial recognition. The fair value of these warrants as of the initial recognition was US$94 million. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (0.37%), (2) expected warrant life of 3 years, (3) expected volatility of 236%, and (4) expected dividend yield of 0%. The warrants expired in 2024.

On November 13, 2023, the Company sold and issued (i)150,000,000 Class A ordinary shares (equivalent to 500,000 American Depository Shares, or ADSs) at a price of USD12 per ADS; (ii) two-year 3% per annum convertible promissory note at the purchase price of US$6 million with the conversion price of USD15 per ADS and (iii) warrants to purchase an aggregate of 120,000,000 Class A ordinary shares (equivalent to 400,000 ADSs) at an exercise price of US$60 per ADS. The warrants will expire two years from the date of issuance. All of the above securities are subject to a 6-month lock up period. The Company has raised a total of US$12 million as the aggregate consideration for the securities. These warrants are classified as equity and there is no remeasurement to the warrants after initial recognition. The fair value of these warrants as of the initial recognition was US$488,881. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (5.02%), (2) expected warrant life of 2 years, (3) expected volatility of 111%, and (4) expected dividend yield of 0%. On March, 2025, the Company and the warrant buyer signed an amendment to the warrant. According to the amendment, by mutual written agreement entered into no later than one month before the expiration of the Exercise Period further extend the Exercise Period for another calendar year, so that the total Exercise Period may be four years commencing from the Issuance Date.

On March 27, 2025, the Company sold and issued (i)117,000,000 Class A ordinary shares (equivalent to 390,000 American Depository Shares, or ADSs) at a price of USD12.72 per ADS; and (ii) warrants to purchase an aggregate of 90,000,000 Class A ordinary shares (equivalent to 300,000 ADSs) at an exercise price of US$0.2 per Class A Share (equivalent to US$60 per ADS). The warrants will expire two years from the date of issuance. All of the above securities are subject to a 6-month lock up period. The Company has raised a total of US$4.96 million as the aggregate consideration for the securities. These warrants are classified as equity and there is no remeasurement to the warrants after initial recognition. The fair value of these warrants as of the initial recognition was US$2.8 million. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (3.73%), (2) expected warrant life of 2 years, (3) expected volatility of 193.7%, and (4) expected dividend yield of 0%.

On March 27, 2025, the Company sold and issued (i) 47,169,600 Class A ordinary shares (equivalent to 157,232 American Depository Shares, or ADSs) at a price of USD12.72 per ADS; and (ii) warrants to purchase an aggregate of 141,508,800 Class A ordinary shares (equivalent to 471,696 ADSs) at an exercise price of US$0.0424 per Class A Share (equivalent to US$12.72 per ADS). The warrants will expire two years from the date of issuance. All of the above securities are subject to a 6-month lock up period. The Company has raised a total of US$ 2 million as the aggregate consideration for the securities. These warrants are classified as equity and there is no remeasurement to the warrants after initial recognition. The fair value of these warrants as of the initial recognition was US$4.5 million. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (3.97%), (2) expected warrant life of 2 years, (3) expected volatility of 192.78%, and (4) expected dividend yield of 0%.

On March 27, 2025, the Company sold and issued (i) 23,584,800 Class A ordinary shares (equivalent to 78,616 American Depository Shares, or ADSs) at a price of USD12.72 per ADS; and (ii) warrants to purchase an aggregate of 70,754,400 Class A ordinary shares (equivalent to 235,848 ADSs) at an exercise price of US$0.0424 per Class A Share (equivalent to US$12.72 per ADS). The warrants will expire two years from the date of issuance. All of the above securities are subject to a 6-month lock up period. The Company has raised a total of US$ 1 million as the aggregate consideration for the securities. These warrants are classified as equity and there is no remeasurement to the warrants after initial recognition. The fair value of these warrants as of the initial recognition was US$2.2 million. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (3.97%), (2) expected warrant life of 2 years, (3) expected volatility of 192.78%, and (4) expected dividend yield of 0%.

On September 23, 2025, the Company sold and issued (i) 65,934,000 Class A ordinary shares (equivalent to 219,780 American Depository Shares, or ADSs) at a price of USD9.10 per ADS; and (ii) warrants to purchase an aggregate of 141,508,800 Class A ordinary shares (equivalent to 471,696 ADSs) at an exercise price of US$0.0424 per Class A Share (equivalent to US$12.72 per ADS). The warrants will expire two years from the date of issuance. All of the above securities are subject to a 6-month lock up period. The Company has raised a total of US$ 2 million as the aggregate consideration for the securities. These warrants are classified as equity and there is no remeasurement to the warrants after initial recognition. The fair value of these warrants as of the initial recognition was US$2.4 million. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (3.53%), (2) expected warrant life of 2 years, (3) expected volatility of 96.6%, and (4) expected dividend yield of 0%.

25. FAIR VALUE MEASUREMENT

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

Fair value of call option assets and put option liabilities categorized within Level 3 of the fair value hierarchy involves using unobservable inputs. These inputs are typically based on the entity’s own assumptions about market participant behavior, as observable market data is not available. The significant unobservable inputs and valuation techniques used are as follows: 1) Valuation Techniques: (i) Monte Carlo Simulation: the fair value of the call option related to Beijing Naonao and the fair value of put option liabilities of Shenma and Beijing Naonao are estimated using a Monte Carlo simulation model (see Note 17. Put Option Liabilities). The fair value of the call option related to Kuaijin was estimated using the Black-Scholes option pricing model as of December 31, 2024 (as of December 31, 2025, see Note 12. Call Option Assets). 2) Significant unobservable inputs: Both models incorporate key assumptions, including expected volatility (69.22% - 96.74%) and (53.87% - 81.73%), risk-free interest rates (1.10% - 1.15%) and (1.22% - 1.37%), the contractual term of the options (1.33 – 2.34 years) and (0.33 - 1.5 years), and dividend yield (0%) and (0%) as of December 31, 2024 and 2025, respectively.

Fair value of conversion feature derivative liability categorized within Level 3 of the fair value hierarchy involves using unobservable inputs. The fair value of conversion feature derivative liability are estimated using the Black-Scholes option pricing model (see Note 23. Convertible Notes for the key assumptions used).

A rollforward of Level 3 fair value measurements for call option assets and put option liabilities is presented in Note 12 and Note 17, respectively.

The following table summarizes the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized under the fair value hierarchy:

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets:	(in thousands)
Investments accounted for under readily determinable fair values	1,020	—	—	1,020
Cryptocurrencies	206,130	—	—	206,130
Call option assets	—	—	15,843	15,843
Total	207,150	—	15,843	222,993
Liabilities:
Conversion Feature Derivative Liability	—	—	—	—
Put option liabilities	—	—	1,923	1,923
Total	—	—	1,923	1,923

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB	USD
					(Note 3)
Assets:	(in thousands)
Investments accounted for under readily determinable fair values	162	—	—	162	23
Cryptocurrencies	252,206	—	—	252,206	36,065
Call option assets	—	—	—	—	—
Total	252,368	—	—	252,368	36,088
Liabilities:
Conversion Feature Derivative Liability	—	—	24,589	24,589	3,516
Put option liabilities	—	—	112	112	16
Total	—	—	24,701	24,701	3,532

26. SHAREHOLDER RIGHTS PLAN

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

Only Mr. Jun Zhu and Incsight Limited (“Incsight”) hold Class B ordinary shares. As of December 31, 2024, there were 3,739,074,993 ordinary shares issued and outstanding, being the sum of 3,675,467,659 Class A ordinary shares and 63,607,334 Class B ordinary shares. As of December 31, 2025, there were 4,567,660,012 ordinary shares issued and outstanding, being the sum of 4,504,052,678 Class A ordinary shares and 63,607,334 Class B ordinary shares.

27. EMPLOYEE BENEFITS

Full-time employees of the Group’s subsidiaries and VIE subsidiaries registered in the PRC are entitled to statutory staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. These subsidiaries and VIE subsidiaries are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the consolidated statements of operations and comprehensive income (loss) for such employee benefits amounted to RMB5.5 million, RMB4.4 million and RMB3.6 million (US$0.5 million) for the years ended December 31, 2023, 2024 and 2025, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

28. SHARE-BASED COMPENSATION

28.1 Share Option Plan

On December 15, 2004, in connection with its initial public offering, the Company adopted a share option plan (“2004 Option Plan”). As of December 31, 2013, the total number of ordinary shares reserved in the 2004 Option Plan was 6,449,614 shares. The maximum contractual term of the awards under this plan shall be no more than five years from the date of grant. The options granted under this plan shall be at the money on the date of grant and typically vest over a three-year period, with one third of the options to vest on the each of the anniversary after the grant date. The 2004 Option Plan was amended in November 2015 to increase the maximum aggregate number of ordinary shares to 14,449,614 shares. The 2004 Option Plan was amended in August 2016 to increase the maximum aggregate number of ordinary shares to 34,449,614 shares. On June 6, 2017, the Group and optionees have entered into certain stock option agreements, pursuant to which the Group has granted to the optionees options to acquire the ordinary shares, par value US$0.01 each, of the Group. According to the agreements, 6,328,535 options were exercised to ordinary shares, and 10,806,665 options were canceled. In December 2018, the 2004 Option Plan was amended to increase the maximum aggregate number of ordinary shares to 100,000,000 shares. By the amendment to the Option Plan in August 2021, we increased the total number of ordinary shares reserved under the Option Plan from 100,000,000 to 250,000,000. In addition, the 2004 Option Plan was amended in April 2023 to increase maximum number of ordinary shares to 550,000,000. As of April 7, 2026, options to purchase 50,000 ordinary shares were expired and 619,565,500 ordinary shares were available for future grant under the 2004 Option Plan.

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

On September 15, 2021, our board of directors and board committees authorized and approved the issuance of an aggregate number of 44,290,560 Class A ordinary shares of our company to certain directors, executive officers, employees and consultants of our company as share incentive awards for their services to us pursuant to the Option Plan. Among those Class A ordinary shares grants, 44,290,560 shares were restricted Class A ordinary shares, subject to the following vesting condition: restricted shares shall vest within two years, i.e., 1/24th of all restricted share grants shall vest on the last day of each month after the date of the grant. We also granted 4,950,000 restricted Class A ordinary share units to our directors which are immediately vested and issued the same number of shares.

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

In March 2025, our board of directors and board committees authorized and approved the issuance of an aggregate number of 7,281,300 Class A ordinary shares to the company’s consultant who provided advisory services in connection with entering into the definitive joint venture agreements with online game operations and marketing companies.

From March 2025 to September 2025, our board of directors and board committees authorized and approved the issuance of 7,652,700 Class A ordinary shares, pursuant to the Stock Option Plan, to the company’s consultant who provided advisory services in connection withntering into the equity financing agreements with Wemade Co., Ltd., Elune Co., Ltd and Qin Kelun.

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

In September 2025, our board of directors and board committees authorized and approved the issuance of an aggregate number of 535,500,000 Class A ordinary shares (equivalent to 1,785,000 ADSs) pursuant to the Eleventh Amended and Restated 2004 Stock Option Plan in the form of restricted shares to our directors, officers, employees, and three consultants. Out of all granted restricted shares issued to our directors, executive officers and employees, (i) half of the restricted shares to each of them shall vest immediately upon approval of our board of directors and board committees; (ii) 25% of the restricted shares to each of them shall vest and be released from lock-up on the first anniversary of the approval of our board of directors and board committees, and (iii) 25% of the restricted shares to each of them shall vest and be released from lock-up on the second anniversary of the approval of our board of directors and board committees. Portion of the restricted shares were issued to three consultants, with one of the consultant’s restricted shares vesting in full upon approval of our board of directors and board committees; and the other two of the consultants’ restricted shares vesting under the following conditions: (i) 1/3 of the restricted shares shall vest and be released from lock-up after half a year, 1/3 shall vest on the first anniversary and the last 1/3 shall vest on the second anniversary of the approval of our board of directors and board committees.

Share-Based Compensation

For the years ended December 31, 2023, 2024 and 2025, the Group recorded share-based compensation of RMB70.8 million, RMB44.7 million and RMB116.1 million (US$ 16.6 million), respectively, for restricted ordinary shares granted to the Group’s employees and directors.

As of December 31, 2025, there was approximately RMB157.1 million (US$22.5 million) unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested options and restricted shares with performance condition. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. The unrecognized compensation cost is expected to be recognized over a weighted-average period of approximately 1.64 years.

29. RELATED PARTY TRANSACTIONS AND BALANCES

Transaction with Mr. Jun Zhu

Mr. Jun Zhu, the chairman and chief executive officer, provided loans of nil and nil to the Group in 2024 and 2025, respectively. The Group has repaid a total of RMB2.0 million and nil for the years ended December 31, 2024 and 2025, respectively. The loans were interest-free and the outstanding balance of nil and nil remained as of December 31, 2024 and 2025, respectively.

In November 2024, the Company issued a total of 50,000,000 Class B ordinary shares to Mr. Jun Zhu, at a price of $0.0297 per share. The transaction was valued at RMB 10,660,221 (USD$1,524,391), which approximates the fair value of the shares at the issuance date and is included in stock-based compensation expenses for the year ended December 31, 2024.

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

Convertible notes receivable – related party

In August 2025, the company lent RMB7,132,030 (USD$1,019,867) to the Nanyang Biologics, a related party (see Note 11. Investments). The loan term was two years at interest rate of 8% per annum. As of December 31, 2025, accrued interest amounted to RMB173,689 (USD$24,837), and the total carrying amount of principal and accrued interest was RMB7,306 thousand (USD$1,045 thousand). Pursuant to the NYB CB Agreement, the Notes shall be converted into a certain number of NYB shares at the agreed conversion price prior to filing of preliminary listing documents for public listing of NYB shares, which shall not be later than 31 March 2026 or such other date as NYB and we may mutually agree in writing (“the Listing Deadline”). If NYB is not listed on or before the Listing Deadline, we have the right to convert notes into equity or request to repay the Notes together with accrued interest, at any time at our own discretion.

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

Transaction with Shanghai ZSHX

Shanghai Zhong Shun Heng Xin Network Science and Technology Co., Ltd. (“Shanghai ZSHX”), the 49% noncontrolling interest holder of the Group’s Shanghai joint venture, received online gaming revenue on behalf of the Group by provision of payment channel. As of December 31, 2025, revenue - related party amounted to RMB7,854 thousand (USD$1,123 thousand), cost - related party amounted to RMB6,921 thousand (USD$990 thousand), accounts receivable - related party amounted to RMB6,284 thousand (USD$899 thousand), other receivable - related party amounted to RMB515 thousand (USD$74 thousand), and Accounts Payable - related party amounted to RMB3,629 thousand (USD$519 thousand). Accounts payable – related party primarily represents the amounts payable for game operating services provided by Shanghai ZSHX.

30. (LOSS) INCOME PER SHARE

Loss per share is calculated as follows:

	For the year	For the year	For the year	For the year
	ended December	ended December	ended December	ended December
	31, 2023	31, 2024	31, 2025	31, 2025
	RMB	RMB	RMB	US$
	(in thousands)			(Note 3)
Numerator:

Loss from continuing operations	(144,277)	(73,642)	(408,916)	(58,474)
Gain from discontinued operations, net	156,853	—	—	—
Net loss attributable to noncontrolling interest	(7,427)	(218)	(6,470)	(925)
Net (loss) income attributable to The9 Limited ordinary shareholders	20,003	(73,424)	(402,446)	(57,549)

Denominator:

Denominator for basic and diluted (loss) income per share – weighted-average shares outstanding	1,010,895	1,403,166	2,273,782	2,273,782

Net (loss) income attributable to The9 Limited ordinary shareholders per share
- Continuing operations – basic and diluted	(0.14)	(0.05)	(0.18)	(0.03)
- Discontinued operations – basic and diluted	0.16	—	—	—
- Total – basic and diluted	0.02	(0.05)	(0.18)	(0.03)

Potential ordinary shares, including warrants, convertible notes, unvested shares and contingently redeemable shares, were excluded from diluted net income (loss) per share for the years presented as their effect would have been antidilutive.

For the years ended December 31, 2023, 2024 and 2025, such excluded potential ordinary shares included warrants to purchase approximately 374,340,730, 120,000,000, and 563,772,000 ordinary shares; unvested shares of approximately 147,357,493, 73,650,000, and 649,200,000; and contingently redeemable shares of approximately nil, 1,959,339,839, and 797,062,785, respectively. The number of shares issuable upon conversion of the Group’s convertible notes is variable and depends on the Group’s share price in accordance with the applicable contractual terms.

As of December 31, 2025, the Group had approximately 563,772,000 Class A ordinary shares reserved for issuance upon the exercise of outstanding warrants. Convertible notes that may result in the issuance of additional ordinary shares are disclosed above.

31. RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries and the VIE of the Group established in the PRC must make appropriations from after-tax profit to non-distributable reserved funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserved fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion, and the staff bonus and welfare are not distributable as cash dividends. The appropriation to these reserves by the Group’s PRC entities was nil for the years ended December 31, 2023, 2024 and 2025. The accumulated reserves as of December 31, 2024 and 2025 were RMB7.3 million and RMB7.3 million (US$1.1 million). In addition, due to restrictions on the distribution of registered capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ registered capital of RMB144.5 million and RMB140.3 million (US$20.1 million) as of December 31, 2024 and 2025, were considered restricted. As a result of these PRC laws and regulations, as of December 31, 2024 and 2025, approximately RMB137.2 million and RMB133.0 million (US$19.0 million), were not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

32. NONCONTROLLING INTEREST

The following schedule shows the movement on the noncontrolling interest of The9 Limited for the years ended December 31, 2023, 2024 and 2025.

	RMB	US$
		(Note 3)
	(in thousands)
Noncontrolling interest on December 31, 2022	(17,771)	(2,541)
Net loss attributable to noncontrolling interest	(7,427)	(1,062)
Contributions from noncontrolling interest	262	36
Noncontrolling interest derecognized upon deconsolidation	—	—
Noncontrolling interest on December 31, 2023	(24,936)	(3,567)
Net loss attributable to noncontrolling interest	(218)	(31)
Contributions from noncontrolling interest	1,099	157
Noncontrolling interest derecognized upon deconsolidation	10,278	1,470
Noncontrolling interest on December 31, 2024	(13,777)	(1,971)
Net loss attributable to noncontrolling interest	(6,470)	(925)
Contributions from noncontrolling interest	1,144	164
Noncontrolling interest derecognized upon deconsolidation	(1,496)	(214)
Noncontrolling interest derecognized upon acquisition	(444)	(63)
Noncontrolling interest on December 31, 2025	(21,043)	(3,009)

33. ORDINARY SHARES CONTINGENTLY REDEEMABLE

In 2024, the Group issued restricted shares as consideration for investments in Beijing Naonao and Shenma Limited. The investees have the right to force redemption or cancellation of all or a portion of the Company’s consideration shares which remain locked up and are held by the respective investees. Accordingly, these consideration shares are classified as temporary equity in the mezzanine section of the consolidated balance sheets.

On June 30, 2025, the Group and Beijing Naonao entered an amendment of SPA which executed on March 26, 2024. In the amendment, the terms of share repurchase have been removed. In July 2025, the Group and Beijing Naonao mutually returned their respective consideration shares to each other, effectively unwinding the share exchange arrangement. Upon completion of this exchange, Beijing Naonao’s right to force redemption or cancellation of the Company’s consideration shares was extinguished, and the related temporary equity was derecognized with the offsetting entries recorded to investment, ordinary shares, and additional paid-in capital.

As of December 31, 2025, the remaining ordinary shares contingently redeemable of 417,880,500 shares relate solely to Shenma Limited’s consideration shares, which remain subject to Shenma’s right to force redemption or repurchase.

Ordinary shares contingently redeemable is as follows:

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
			(Note 3)
		(in thousands)
Ordinary shares contingently redeemable ending balance	102,638	72,699	10,396

34. DISPOSAL OF SUBSIDIARIES

In late 2021, we formally stepped into the NFT business. Up to year 2023, the financial performance of NFT business was extremely poor, the Company decided to terminate the wholly- owned NFT business and began to seek a buyer for this business in the first half of 2023. On October 13, 2023, The9 Limited executed the share sale contract with PT. DIFI NFT INDONESIA, which is a third party. The Group sold 1 Ordinary share of NFTSTAR Singapore Pte. LTD. (the parent company of NFT relevant business group) to the Purchaser for Singapore dollar 1.00. The Group had recorded a net gain of RMB 158.8 million (US$22.4 million) as of and for the year ended December 31, 2023 as gain on disposal of discontinued operations, net of tax.

NSWAP Singapore PTE. LTD. (“NSWAP”) was a wholly-owned subsidiary of The9 Limited. Since NSWAP was in a dormant state for over one year, the Group submitted the shutdown application and obtained the approval from the Accounting and Corporate Regulatory Authority in November 2023. The Group had recorded a loss of RMB 0.3 million (US$0.04 million) as of and for the year ended December 31, 2023 as loss on disposal of subsidiaries.

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

New Star International Development Limited was a wholly-owned subsidiary of The9 Limited (“The9”), which was established in the Hong Kong (the “HK”) under the laws of the HK. Since New Star International Development Limited was in a dormant state for over one year, the Group submitted the shutdown application, and New Star International Development Limited has been closed in February 2024. Since New Star International Development Limited did not conduct any business, there is no disposal gain or loss.

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

Niuxin US Inc. (Niuxin) was a wholly-owned subsidiary of NBTC Limited (HK), which was established in the United States of America (the “USA”) under the laws of the USA. Niuxin was closed in December 2024. The Group has recorded a gain of RMB 2,190 (US$300) as of and for the year ended December 31, 2024.

ShaoXing Jiuyu Internet Science and Technology Co., Ltd (“ShaoXing Jiuyu”) was a majority-owned subsidiary of the Group, with a 51% equity interest. The entity was incorporated in China under China law in 2024. On December 31, 2025, the Group and HuanYu have entered into a Termination Agreement, the Joint Venture Agreement terminated on the Effective Date of this Termination Agreement. Since our directors resigned on the effective date, the Group consequently lost control of ShaoXing Jiuyu. The Group has recorded a loss of RMB 55.2 thousand (US$7.9 thousand) as of and for the year ended December 31, 2025.

Suzhou Jiucheng Information Technology Co., Ltd (“Suzhou Jiucheng”) was a majority-owned subsidiary of the Group, with a 51% equity interest. The entity was incorporated in China under China law in 2024. On November 30, 2025, the Group and Shaoxing Tongze Network Science and Technology Co., Ltd. have entered into a Share Transfer Agreement, Shanghai The9 Information Technology Co., Ltd. agreed to transfer 51% of the equity interest in Suzhou Jiucheng to Shaoxing Tongze for RMB 55,000. Since the Group’s directors resigned on the effective date, we consequently lost control of Suzhou Jiucheng. The Group has recorded a loss of RMB 1.4 million (US$0.2 million) as of and for the year ended December 31, 2025.

Asian Way Development Ltd. is a wholly-owned subsidiary of The9, which was established in the Hong Kong (the “HK”) under the laws of the HK. Asian Way Development Ltd. was closed in November 21, 2025. The Group has recorded a loss of RMB 125 (US$18) as of and for the year ended December 31, 2025.

35. COMMITMENTS AND CONTINGENCIES

35.1 Other operating commitments

In May 2024, the Group entered into an exclusive publishing license agreement with Wemade Co., Ltd. The Group will exclusively publish and service the new MIR M game in mainland China. According to the agreement, the total license fee is RMB 18.0 million and the total minimum payment is RMB 42.0 million. As of December 31, 2024, the Group has prepaid for the license fee of RMB 9.0 million (US$ 1.2 million) and prepaid minimum payment of RMB 9.0 million (US$ 1.2 million). The original publishing license agreement the Group entered into in May 2024 was terminated in October 2025 due to certain unstable factors in relation with MIR M Chinese trademark. The parties have reached settlements, including the refund of the license fee and the minimum payment fee that the Group had already paid to Wemade under the original publishing license agreement. The Group received the refund of the license fee of RMB 9.0 and prepaid minimum payment of RMB 9.0 in October 2025.

35.2 Contingencies

Legal Proceedings

Skychain Technologies Inc. materially breached the Financing Agreement with us by failing to obtain permits required to complete the cryptocurrency hosting facility in Birtle, Manitoba, Canada and abandoned the construction project as a result. On July 6, 2022, the Group filed a complaint against Skychain and its wholly owned subsidiary Miningsky Technologies (Manitoba) Inc. As of the date of this annual report, the Group has obtained summary judgment for CAD 2 million and are in the processes of enforcement. Skychain has filed the appeal, which was rejected by the court in April 2023. In 2026, Skychain elected a new board of directors who are willing to engage with the Group on the settlement.

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

In March 2023, the Group and Crypto Mine Group LLC entered into a hosting agreement pursuant to which Crypto Mine Group LLC, later renamed into Hashland Inc., agreed to host the Group’s mining machines in its data center located at Pecos County, Texas, United States. In 2024, the Group filed a complaint against Hashland Inc. for breach of hosting agreement under which Hashland should provide a mining facility and perform uninterrupted hosting services. Hashland Inc. failed to perform its obligations, therefore the Group terminated the hosting agreement and sued them in the state court of Texas to recover the Group’s security deposit, damages and losses. The first hearing should be set by the court sometime in 2025. The court hearing is set on April 17, 2026.

In August 2021, the Group and a Kazakhstan company LGHSTR Ltd. signed a non- binding investment memorandum to establish a joint venture in Kazakhstan. Subsequently, the Group decided to terminate joint venture and instead to cooperate based on contractual basis through signing of hosting services agreements with LGHSTR Ltd. and its affiliates for deployment of miners in the data-center located in Aktau region, Kazakhstan. Hosting agreements are in substantially similar forms with the term of one year, which could be automatically extended for another one-year period, unless terminated by the parties under the conditions therein. Pursuant to the hosting agreements, the Group has a right to suspend operations or terminate the agreements in case the price of Bitcoin will be below the Group’s operational costs. As of December 31, 2024, the Group has terminated hosting agreements. Prior to termination, the Group deployed total of 2,094 mining machines with a total hash rate of 188,460 TH. In February 2025 the Group submitted case filing materials against shareholders of LGHSTR and its affiliated companies in the Hongkou district court of Shanghai, China. The court conducted the hearing in September 2025. The Group withdraw the lawsuit in October 2025 and initiated arbitration proceedings with Hong Kong International Arbitration Center. As of the date of this annual report, parties are in the process of appointing the sole arbitrator.

Other than the foregoing, the Group is currently not a party to any material legal or administrative proceedings. The Group may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

36. SEGMENT REPORTING

As of December 31, 2025, the Group has two reportable segments, each evaluated separately by the CODM: crypto mining business, and Online game services (consist of corporate and Online game services and others). The Group’s Chief Executive Officer (“CEO”) serves as the CODM, responsible for strategic decisions regarding operations and financial management. The CODM uses revenue, expenses, and segment assets of the Group’s two reportable segments to assess their performance. The following tables present information of revenue and expenses about the Group’s reportable segments for the years ended December 31, 2025, 2024 and 2023:

Year ended December 31, 2025:

	Cryptocurrency Mining	Online game services	Total
	RMB	RMB	RMB	USD
				(Note 3)
	(in thousands)
Revenue	56,352	51,546	107,898	15,429
Less:
Cost of revenue	(67,960)	(38,129)	(106,089)	(15,170)
Product development	—	(9,798)	(9,798)	(1,401)
Sales and marketing	—	(33,951)	(33,951)	(4,855)
General and administrative	(21,657)	(184,159)	(205,816)	(29,431)
Impairment on advance and other assets	(6,529)	(1,278)	(7,807)	(1,116)
Realized gain on exchange cryptocurrencies	10,627	—	10,627	1,520
Fair value change on cryptocurrencies	(36,178)	—	(36,178)	(5,173)
Segment loss	(65,345)	(215,769)	(281,114)	(40,197)
Reconciliation of segment profit (loss):
Loss on disposal of subsidiaries	—	—	(1,502)	(215)
Impairment on equity investment	—	—	(41,629)	(5,953)
Impairment on other investments	—	—	(64,960)	(9,289)
Interest income	—	—	449	64
Interest expense	—	—	(23,264)	(3,327)
Loss on fair value of derivative, option assets and liabilities	—	—	(5,733)	(820)
Other income, net	—	—	9,518	1,361
Share of loss in equity method investments	—	—	(571)	(82)
Income tax expense	—	—	(110)	(16)
Net loss	—	—	(408,916)	(58,474)

Year ended December 31, 2024:

	Cryptocurrency Mining	Online game services	Total
	RMB	RMB	RMB

	(in thousands)
Revenue	110,739	975	111,714
Less:
Cost of revenue	(106,464)	(6,854)	(113,318)
Product development	—	(856)	(856)
Sales and marketing	—	(246)	(246)
General and administrative	(49,127)	(108,705)	(157,832)
Impairment on advance and other assets	—	(794)	(794)
Impairment Loss of equipment	(6,505)	—	(6,505)
Realized gain on exchange cryptocurrencies	60,783	—	60,783
Fair value change on cryptocurrencies	48,290	—	48,290
Segment profit (loss)	57,716	(116,480)	(58,764)
Reconciliation of segment profit (loss):
Loss on disposal of subsidiaries	—	—	(11,606)
Impairment on other investments	—	—	(7,160)
Interest expenses	—	—	(34,224)
Gain on fair value of derivative	—	—	45,037
Other expenses, net	—	—	(5,803)
Share of loss in equity method investments	—	—	(1,122)
Net loss	—	—	(73,642)

Year ended December 31, 2023:

	Cryptocurrency Mining	Online game service	Total
	RMB	RMB	RMB

	(in thousands)
Revenue	168,324	5,721	174,045
Less:
Cost of revenue	(191,928)	(21,251)	(213,179)
Product development	(243)	(1,727)	(1,970)
Sales and marketing	—	(1,729)	(1,729)
General and administrative	(61,312)	(135,478)	(196,790)
Impairment Loss of equipment	(161,002)	—	(161,002)
Realized gain on exchange digital assets	42,836	—	42,836
Fair value change on digital assets	40,036	—	40,036
Segment profit (loss)	(163,289)	(154,464)	(317,753)
Reconciliation of segment profit (loss):
Loss on disposal of subsidiaries	—	—	(282)
Gain on other investments	—	—	3,490
Interest expenses	—	—	(31,379)
Gain on fair value of derivative	—	—	23,171
Gain on debt relief of WoW	—	—	175,302
Other gain, net	—	—	3,174
Gain from discontinued operations	—	—	156,853
Net income	—	—	12,576

The following tables present segment assets information about the Group’s reportable segments as of December 31, 2024 and 2025,

	Cryptocurrency Mining	Online game service	Total
	RMB	RMB	RMB
	(in thousands)
Prepayments and other current asset as of December 31, 2024	19,251	6,796	26,047
Prepayments and other current asset as of December 31, 2025	1,177	18,881	20,058

Cryptocurrencies as of December 31, 2024	206,130	—	206,130
Cryptocurrencies as of December 31, 2025	250,600	1,606	252,206

Property, equipment and software, net as of December 31, 2024	20,702	1,227	21,929
Property, equipment and software, net as of December 31, 2025	41,524	2,058	43,582

Total assets as of December 31, 2024	309,312	332,712	642,024
Total assets as of December 31, 2025	315,095	278,653	593,748

Depreciation and amortization expenses for the years ended December 31, 2025, 2024 and 2023 are as follows:

	Cryptocurrency Mining	Online game service	Total
	RMB	RMB	RMB
	(in thousands)
Depreciation and amortization expenses for the year ended December 31, 2025	13,172	412	13,584
Depreciation and amortization for the year ended December 31, 2024	51,467	9,997	61,464
Depreciation and amortization for the year ended December 31, 2023	79,074	7,792	86,866

The following tables present the geographic information as of December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025:

The following table presents summarized information for revenue by geographic area for the years ended:

	December 31, 2023	December 31, 2024	December 31, 2025
	RMB	RMB	RMB	USD

		(in thousands)		(Note 3)
Greater China	428	289	35,431	5,067
Asia/Eastern Europe	134,304	102,955	64,394	9,208
North America	39,313	8,470	8,073	1,154
Total	174,045	111,714	107,898	15,429

The following table presents summarized information for long-lived assets by geographic area as of:

	December 31, 2024	December 31, 2025
	RMB	RMB	USD
			(Note 3)
	(in thousands)
Greater China	4,967	10,379	1,484
Asia/Eastern Europe	17,787	45,039	6,441
North America	3,458	—	—
Total	26,212	55,418	7,925

* Long - lived assets as of December 31, 2025 and 2024 included property, equipment and software, net and operating lease right - of - use assets, net.

37. SUBSEQUENT EVENTS

From January 2026 up to the report date, the Group has received 1,425,000,000 9BIT tokens in relation to its gaming platform the9bit. 9BIT tokens are listed on KuCoin, MEXC and BingX, three of the top global crypto exchanges.

In early February 2026, the Group received the first batch of five default notices in respect of Loan Agreement #2. The notices stated that, due to a diminution in the value of the collateral, the Event of Default had occurred under the loan tranches #3, #4, #5, #6, and #7. Pursuant to the first batch of default notices, the Group transferred 0.5 million USDT to Equities First to cure the default deficit for tranches #3, #4, #5, #6, and #7. In mid-February 2026, the Group received the second batch of five default notices. Pursuant to which the Group transferred US$ 0.9 million to cure the default deficit under the loan tranches #3, #4, #5, and #7. The Group did not cure the deficit under the default notice under the tranche #6. Instead, the Group terminated the loan with a principal amount of approximately US$ 3.6 million plus accrued interest, and forfeited our right to receive the Collateral of 48 BTC as settlement in full. As of the date of this report, the rest of the loan amount under the Loan Agreement #2 remains outstanding.

In November 2025, we entered into another Convertible Note Agreement with an aggregate principal amount of US$1,000,000 with NYB, at the pre-money valuation of NYB of US$50,000,000, with substantially similar material commercial terms and conditions as the First NYB CB Agreement (the “Second NYB CB Agreement”). This transaction was closed, with the full subscription amount of US$1,000,000 that we paid in January, 2026.

PARENT COMPANY CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”)

	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				(Note 3)
Operating expenses:
General and administrative	(117,011)	(97,153)	(152,368)	(21,789)
Impairment on advance and other assets	—	—	(1,278)	(183)
Total operating expenses	(117,011)	(97,153)	(153,646)	(21,972)

Loss from operations	(117,011)	(97,153)	(153,646)	(21,972)
Impairment on equity investment	—	—	(32,130)	(4,595)
Impairment on other investments	3,490	(7,160)	(48,646)	(6,956)
Gain (loss) on disposal of equity investee and available-for-sale investments	1,666	(8)	—	—
Gain from change in fair value of convertible feature derivative liability	23,171	45,037	(4,530)	(648)
Foreign currency exchange loss	(7,762)	(762)	394	56
Changes in fair value on other investments	—	—	(278)	(40)
Impairment on equity investment	—	—	3,400	486
Loss before income tax expense and share of loss in equity method investment	(96,446)	(60,046)	(235,436)	(33,669)
Income tax expense	—	—	—	—
Gain from discontinued operations, net	158,809	—	—	—
Equity in loss of subsidiaries and VIE	(42,360)	(13,378)	(167,010)	(23,880)
Net income (loss)	20,003	(73,424)	(402,446)	(57,549)
Other comprehensive income (loss), net of tax:
Total comprehensive income (loss)	20,003	(73,424)	(402,446)	(57,549)

PARENT COMPANY CONDENSED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares)

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
			(Note 3)
ASSETS
Current assets:
Cash and cash equivalents	474	485	69
Prepayments and other current assets, net	1,278	3,877	554
Advances to suppliers	—	52	8
Amounts due from intercompany	536,347	486,796	69,611
Total current assets	538,099	491,210	70,242
Investments	238,713	139,432	19,939
Call option assets	15,843	—	—
Total assets	792,655	630,642	90,181

LIABILITIES
Current liabilities:
Amounts due to intercompany	301,066	285,978	40,894
Accrued expenses and other current liabilities	3,838	5,114	731
Conversion Feature Derivative Liability	—	24,589	3,516
Interest payable	1,480	3,118	446
Convertible notes	43,061	48,152	6,886
Put option liability	—	112	16
Total current liabilities	349,445	367,063	52,489
Put option liabilities	1,923	—	—
Total Liabilities	351,368	367,063	52,489

Ordinary shares contingently redeemable	102,638	72,699	10,396

EQUITY
Class A ordinary shares (US$0.01 par value; 43,000,000,000 shares authorized, 3,675,467,659 and 4,504,052,678 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	258,481	317,358	45,382
Class B ordinary shares (US$0.01 par value; 6,000,000,000 shares authorized, 63,607,334 and 63,607,334 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	4,490	4,533	648
Additional paid-in capital	4,510,451	4,706,242	672,984
Statutory reserves	7,327	7,327	1,048
Accumulated other comprehensive loss	(11,890)	(11,924)	(1,705)
Accumulated deficit	(4,430,210)	(4,832,656)	(691,061)
Total shareholders’ equity	338,649	190,880	27,296
Total liabilities and equity	792,655	630,642	90,181

PARENT COMPANY CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”)

	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				(Note 3)
Cash flows from operating activities:
Net income (loss)	20,003	(73,424)	(402,446)	(57,549)
Adjustments for:
Share-based compensation expense	70,760	44,675	116,053	16,595
Impairment on advances and other assets	—	—	1,278	183
Changes in fair value on other investments	—	—	278	40
Impairment on equity investments	—	—	32,130	4,595
Impairment on other investments	—	—	48,646	6,956
Non-cash interest expense on convertible notes	25,967	30,289	16,252	2,324
Gain on extinguishment of convertible notes	—	—	(1,203)	(172)
Foreign currency exchange (gain) loss	(785)	148	394	56
Cancellation of ordinary shares	—	—	—	—
Equity in loss (income) of subsidiaries and VIE	(117,204)	10,173	(52,428)	(7,499)
Gain (loss) from change in fair value of conversion feature derivative liability, option assets and liabilities	(23,171)	(45,037)	5,733	820
Gain on disposal of other investment	—	—	(3,400)	(486)

Changes in operating assets and liabilities:
Change in prepayments and other current assets	—	(1,278)	(52)	(7)
Change in amounts due from intercompany	(15,563)	36,461	239,311	34,221
Change in accrued expenses and other current liabilities	(11,952)	1,686	(535)	(76)
Increase/(Decrease) in interest payable	(2,432)	1,243	—	—
Net cash provided by (used in) operating activities	(54,377)	4,936	11	1

Cash flows from financing activities:
Proceeds from the issuance of convertible note	85,349	—	—	—
Proceeds from disposal of other investment	5,163	5	—	—
Repayments of convertible notes and interest-free loan	(42,903)	(34,390)	—	—
Proceeds from issuance of ordinary shares	—	17,783	—	—
Net cash provided by (used in) financing activities	47,609	(16,602)	—	—
Effect of foreign exchange rate changes on cash and cash equivalents	502	(298)	—	—
Net change in cash and cash equivalents	(6,266)	(11,964)	11	1
Cash and cash equivalents, beginning of year	18,704	12,438	474	68
Cash and cash equivalents, end of year	12,438	474	485	69
Supplement disclosure of cash flow information:
Non-cash investing and financing activities:
Conversion of convertible notes into ordinary shares	24,822	18,161	53,388	7,634
Restricted ordinary shares issued in exchange for investments	—	230,478	—	—
Put option liability	—	(1,923)	1,811	259
Issuance of shares for acquisition of noncontrolling interest	—	—	15,000	2,145
Non-cash unwind of investments and related share arrangements	—	—	3,877	554
Cancellation of contingently redeemable shares	—	—	15,613	2,233
Receipt of BTC from investors	—	—	33,937	4,853
Receipt of USDT from investors	—	—	4,263	610
Proceeds from issuance of ordinary shares	—	—	31,504	4,505
Proceeds from convertible notes	—	—	78,358	11,205